UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(revised No. 6)

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

FILED BY GREENWAY TECHNOLOGIES [ ]

FILED BY PARTY OTHER THAN GREENWAY TECHNOLOGIES [ X ]

CHECK THE APPROPRIATE BOX:

Preliminary Proxy Statement [ ]

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) [ ]

Revised Definitive Proxy Statement [ X ]

Definitive Additional Materials [ ]

Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12[ ]

GREENWAY TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)

Michael R. Warner, D.D.S, Ph.D.
Estate of Betty A. Warner
T.Craig Takacs
Dynalyst Corporation
Blest, Ltd.
Sam H. Adams
Pine Spring Capital.
Berean Investments, LLC
Berean Pursuits, LLC
James B. Newton, M.D. and Barbara J. Newton, JTWROS
David R. Mayeux and Janie Mayeux, JTWROS
DJM Legacy Investments, LP
Strategic Family Ventures, LLC
Greer Family Trust Agreement
Jim Hylton
Timothy Halden
Richard Mitchen
Peter Clay Wilson
OTC Companies
D. Patrick Six
JABEZ Capital Group, LLC
David Deison
Peter Deison
Richard J. Halden

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (check the appropriate box):

[ X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

[ ] Title of each class of securities to which transaction applies:

(1)

Aggregate number of securities to which transactions applies:

(2)

Per unit price or other underlying value of transaction computed pursuant to exchange act rule 0-11:

(3)

Proposed maximum aggregate value of transaction:

(4)

Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)

Amount previously paid:

(2)

Form, Schedule or Registration Statement No.:

(3)

Filing party:

(4)

Date Filed:

i

GREENWAY TECHNOLOGIES, INC.
109 West Church Street

Weatherford, Texas 76086

Telephone (817) 599-0901

PROXY STATEMENT
as at [February 4, 2019]

ii

GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

[February 4, 2019]

To the Greenway Technologies, Inc. shareholders:

Pursuant to Section 3.14 of the bylaws of Greenway Technologies, Inc., a Texas corporation (“Greenway Technologies”), a Special Meeting of the Greenway Technologies shareholders may be called:

“. . . at any time . . . (c) by one or more the Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting.  Such meeting may be called for any purpose.  The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary.  The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all of the Shareholders entitled to vote at such a meeting.  If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons may fix the time of the meeting and give the notice.”

On June 22, 2018, a request for a Special Meeting of the shareholders of Greenway Technologies was sent to Mr. John Olynick, the President of Greenway Technologies, by shareholders of Greenway Technologies holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting.  The request for the Special Meeting was received by Mr. Olynick on June 23, 2018, but Mr. Olynick failed to call the Special Meeting within the required 10-day period after its receipt.  Consequently, shareholders of Greenway Technologies holding in the aggregate one-tenth or more of all the shares entitled to vote at the Special Meeting have called a Special Meeting as specified the attached Notice of Special Meeting of Greenway Technologies Shareholders and Proxy Statement.

You are cordially invited to attend the Special Meeting of the Greenway Technologies shareholders, which will be held at [4:00 p.m., Central Time, on April 4, 2019], at the Holiday Inn located at 3005 Airport Freeway, Bedford, Texas 76021 (the “2019 Special Meeting”).

At the 2019 Special Meeting, we will give a current report on the business of Greenway Technologies, comment on matters of interest and respond to your questions.  You will find information regarding the matters to be voted on in the attached Notice of Special Meeting of Greenway Technologies Shareholders and Proxy Statement.  In addition, we will introduce attendees to our proposed directors and proposed senior leadership.  A copy of the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 are enclosed with this Proxy Statement (collectively, sometimes, the “Proxy Materials”).

Pursuant to rules promulgated by the Securities and Exchange Commission, you are being mailed, free of charge, the Proxy Materials which contains a paper GREEN proxy card.

Accordingly, the Greenway Technologies shareholders who held Greenway Technologies shares as of the close of business on [February 4, 2019], the “Record Date” for the 2019 Special Meeting, are receiving the Proxy Materials.  These Proxy Materials are available free of charge.

Whether you own few or many shares of stock, it is important that your Greenway Technologies shares be represented and voted at the 2019 Special Meeting.  Greenway Technologies shareholders can vote their shares by telephone or on the Internet.  Instructions for using these convenient services are provided in the Proxy Statement.  You also can vote your Greenway Technologies shares by returning a paper GREEN proxy card properly completed, signed and returned by mail.  Two of the individuals named in the paper GREEN proxy card, Dave Deison and D. Patrick Six, are members of the Greenway Technologies Shareholder Committee.  Mr. Six is a current director of Greenway Technologies.  Michael R. Warner,D.D.S., Ph.D., the other individual named in the paper GREEN proxy card, has been nominated as a new director of Greenway Technologies.  A shareholder wishing to appoint some other person (who needs not be a shareholder of Greenway Technologies, Inc.) to represent him at the 2019 Special Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy.  If you decide to attend the meeting, you will be able to vote in person, even if you previously have voted by another means.

If you are unable to attend the 2019 Special Meeting, it is important that you timely vote your Greenway Technologies shares in advance, using one of the procedures mentioned above and as more fully described in the Proxy Statement.  If you have any questions or need assistance in voting your Greenway Technologies shares, please call our proxy coordinator, Mr. Richard Kaiser, at (757) 306-6090, or email him at yes@yesinternational.com, or contact him by mail at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452.

We look forward to your participation in the 2019 Special Meeting.

Very truly yours,

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee

GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

NOTICE OF SPECIAL MEETING OF GREENWAY TECHNOLOGIES SHAREHOLDERS
TO BE HELD ON [APRIL 4, 2019]

To the Greenway Technologies, Inc. shareholders:

Notice is hereby given that the 2019 Special Meeting of the shareholders of Greenway Technologies, Inc., a Texas corporation (sometimes “Greenway Technologies”) will be held at 4:00 p.m., Central Time, on [April 4, 2019], at the Holiday Inn located at 3005 Airport Freeway, Bedford, Texas 76021 (the “2019 Special Meeting”), for the following purposes:

1.

If the current president of Greenway Technologies refuses to act as the chairman of the 2019 Special Meeting, to elect David Deison as the chairman of the 2019 Special Meeting (Proposal 1);

2.

To elect seven persons to the Greenway Technologies board of directors as described in the attached Proxy Statement (Proposal 2);

3.

To approve the reimbursement of the Greenway Technologies Shareholder Committee for all of its expenses in connection with the Notice and Proxy Statement as described in the attached Proxy Statement (Proposal 3);

4.

After the election of the persons described in Proposal 2, to ratify the appointment of Soles, Heyn & Company LLC as Greenway Technologies’ independent registered public accounting firm for the fiscal year ended December 31, 2018, as described in the attached Proxy Statement (Proposal 4); and

5.

To transact such other business as may properly come before the 2019 Special Meeting or any adjournment or postponement thereof.

Pursuant to Section 3.14 of the bylaws of Greenway Technologies, the 2019 Special Meeting may be called by shareholders of Greenway Technologies holding in the aggregate one-tenth or more of all the shares entitled to vote at the 2019 Special Meeting (the “Greenway Technologies Shareholder Committee”) which consists of the following Greenway Technologies shareholders:

Name	Shares Owned
Michael R. Warner, D.D.S, Ph.D.	662,700
Estate of Betty A. Warner	127,230
T. Craig Takacs	3,666,963
Dynalyst Corporation	520,000
Blest Ltd.	3,300,000
Sam H. Adams	1,300,000
Pine Spring Capital	630,000
Berean Investments, LLC	709,528
Berean Pursuits, LLC	1,500,000
James B. Newton, M.D. and Barbara J. Newton, JTWROS	928,000
David R. Mayeux and Janie Mayeux, JTWROS)	841,650
DJM Legacy Investments, LP	1,560,000
Strategic Family Ventures, LLC	600,000
Greer Family Trust Agreement	3,000,000
Jim Hylton	250,000
Timothy Halden	741,836
Richard Mitchen	704,167
Peter Clay Wilson	2,044,915
OTC Companies	600,000
D. Patrick Six	11,110,774
JABEZ Capital Group, LLC	4,500,000
David Deison	333,334
Peter Deison	150,000
Richard J. Halden	10,340,777
Total Voting Rights	49,052,363

The Greenway Technologies Shareholder Committee has fixed the close of business on [February 4, 2019], as the “Record Date” for the determination of the Greenway Technologies shareholders entitled to notice of and to vote at the 2019 Special Meeting.  On the Record Date, Greenway Technologies had [280,963,757] shares of its common stock outstanding, out of its authorized 320,000,000 shares of common stock.  However, even if Greenway Technologies had outstanding all 320,000,000 shares of its common stock on the Record Date, the number of common shares held by the Greenway Technologies Shareholder Committee is more than one-tenth of the Greenway Technologies outstanding shares.  Therefore, the Greenway Technologies Shareholder Committee has in the aggregate one-tenth or more of all of the shares of Greenway Technologies entitled to vote at the 2019 Special Meeting, and the right to call the 2019 Special Meeting.

If you would like to vote at the 2019 Special Meeting, you must bring a form of personal identification.  If your Greenway Technologies shares are held by a broker, bank or other nominee, you also must bring a letter from the nominee confirming your beneficial ownership of such shares, and, if you intend to vote the shares, a proxy permitting you to vote the shares.

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee

[February 4, 2019]

IMPORTANT

IT IS IMPORTANT THAT YOUR GREENWAY TECHNOLOGIES SHARES BE REPRESENTED AND VOTED AT THE 2019 SPECIAL MEETING.  YOU CAN SUBMIT A PROXY BY TELEPHONE OR THE INTERNET.  ALTERNATIVELY, YOU MAY REQUEST A PAPER GREEN PROXY CARD, WHICH YOU MAY COMPLETE, SIGN AND RETURN BY MAIL.

GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

_______

PROXY STATEMENT

_______

SPECIAL MEETING OF GREENWAY TECHNOLOGIES SHAREHOLDERS
TO BE HELD ON [APRIL 4, 2019]

_______

INFORMATION CONCERNING SOLICITATION AND VOTING

This Proxy Statement and the accompanying Proxy Materials are furnished in connection with the solicitation of proxies by the Greenway Technologies Shareholder Committee of Greenway Technologies, Inc. , a Texas corporation (sometimes “Greenway Technologies”) to be voted at the 2019 Special Meeting of Greenway Technologies shareholders to be held at [4:00 p.m., Central Time, on April 4, 2019], at the Holiday Inn located at 3005 Airport Freeway, Bedford, Texas 76021, and at any and all adjournments thereof (the “2019 Special Meeting”).

You will receive a printed copy of the Proxy Materials free of charge.  These Proxy Materials instruct you how to submit your proxy on the Internet and how to vote by telephone.

These Proxy Materials are first being sent to Greenway Technologies shareholders on or about [February 14, 2019], as well as the Greenway Technologies Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the Securities and Exchange Commission on July 20, 2018, which we refer to in this Proxy Statement as the “2017 Annual Report,” and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018, filed with the Securities and Exchange Commission during 2018.

Important Notice Regarding the Availability of Proxy Materials for the 2019 Special Meeting to be Held on [April 4, 2019]

Although the Greenway Technologies Shareholder Committee has elected to send a full set of Proxy Materials without a Notice of Internet Availability of Proxy Materials, the following information required in a Notice of Internet Availability of Proxy Materials pursuant to Exchange Act Rule 14a-16(d), is as follows:

•

The Notice of Internet Availability of Proxy Materials is not a form for voting and presents only an overview of the more complete Proxy Materials, which contains important information and are available on the Internet or by mail, and encouraging a security holder to access and review the proxy materials before voting;

•

The Internet Web site address where the Proxy Materials are available is [www.yesinternational.com/shareholders/vote.htm];

•

The Notice of Internet Availability of Proxy Materials contain instructions regarding how a security holder may request a paper or e-mail copy of the Proxy Materials at no charge, including the date by which they should make the request to facilitate timely delivery, and an indication that they will not otherwise receive a paper or e-mail copy;

•

The date, time, and location of the 2019 Special Meeting is [4:00 p.m., Central Time, on April 4, 2019], at the Holiday Inn located at 3005 Airport Freeway, Bedford, Texas 76021;

•

The Notice of Internet Availability of Proxy Materials contains a clear and impartial identification of each separate matter intended to be acted on and the soliciting person’s recommendations, if any, regarding those matters, but no supporting statements;

•

A list of the materials being made available at the specified Web site;

•

A toll-free telephone number (800)-631-8127, an e-mail address (yes@yesinternational.com), and an Internet Web site, [www.yesinternational.com/shareholders/vote.htm], where the security holder can request a copy of the proxy statement, annual report to security holders, and form of proxy, relating to all of the registrant's future security holder meetings and for the particular meeting to which the proxy materials being furnished relate;

•

Any control/identification numbers that the security holder needs to access his or her form of proxy;

•

Instructions on how to access the form of proxy, provided that such instructions do not enable a security holder to execute a proxy without having access to the proxy statement and, if required by §240.14a-3(b), the annual report to security holders; and

•

Information on how to obtain directions to be able to attend the meeting and vote in person.

Except that the following are not required:

•

Instructions regarding the nature of the communication pursuant to Exchange Act Rule 14-16(d)(2);

•

Instructions on how to request a copy of the proxy materials; and

•

Instructions on how to access the form of proxy pursuant to Exchange Act Rule 14-16(d)(10).

Why is the 2019 Special Meeting Being Called?

Greenway Technologies has never had a shareholder meeting.  The members of the Greenway Technologies Shareholder Committee, as shareholders, are merely exercising their rights, under the Texas Business Organizations Code, to have a shareholders meeting.  Accordingly, the Greenway Technologies Shareholder Committee decided to call a shareholders meeting.  It is important to realize that Messrs. Six and Takacs, as current directors of Greenway Technologies were ignored, not informed ahead of time of significant proposed board actions, and basically left out of any decisions of Greenway Technologies, since they were outnumbered five to two on the board.

Additionally, in June 2017, Mr. Six, as the then president and chairman of the board of Greenway Technologies, put on an open house at the University of Texas at Arlington (“UTA”), to show the success of years of hard work by Greenway Technologies with respect to its G-Reformer technology in connection with its gas to/ liquid (“GTL”) process.  At the open house, a working prototype of the G-Reformer was unveiled.  Most of the members of the Greenway Technologies Shareholder Committee attended this event and were pleased with the progress of the G-Reformer technology and Greenway Technologies.

In the fall of 2017, through the efforts of Mr. Six, some shareholders of Greenway Technologies loaned $266,000 to Greenway Technologies and purchased restricted common stock of Greenway Technologies worth $225,000.00, through a private placement, pursuant to Regulation D of the Securities Act of 1933, as amended,  These shareholders, who are members of the Greenway Technologies Shareholder Committee invested and loaned the money because of their confidence and trust in Mr. Six, as the president and chairman of the board of Greenway Technologies, and Craig Takacs, as a director of Greenway Technologies.  The loan and the invested money went to pay some of the delinquent bills owed to Greenway Technologies’ vendors and to pay for completion of the testing of the G-Reformer, which occurred on February 28, 2018, and March 2 2018, as well as payments to UTA under a Sponsored Research Agreement.

Mr. Six was forced to resign as president and chairman of the board of Greenway Technologies on May 10, 2018.  The board then cancelled every plan on which Mr. Six was working, including a television program, and basically locked out Messrs. Six and Takacs, who were only advised of what the board was doing.  Four directors of Greenway Technologies (other than Messrs. Six and Takacs) formed an Executive Committee to run the board of directors without notifying Messrs. Six and Takacs beforehand, even though Mr. Takacs was one of the original directors of Greenway Technologies and Mr. Six was the person who introduced the GTL technology to Greenway Technologies’ founders.

Moreover, on May 10, 2018, the board hired Ransom Jones the brother of Kevin Jones, both of whom are directors, to act as chief financial officer of Greenway Technologies, even though Ransom Jones had been fired as president of Greenway Technologies on April 24, 2017.  The position of chief financial officer was not made public on Greenway Technologies’ corporate website or on any job boards.  There were no other candidates nor a budget cleared or discussed for the hiring of Ransom Jones.  The question of why the board hired Ransom Jones with no due diligence or process was never answered.

The Executive Committee (which did not include Messrs. Six and Takacs) on September 4, 2018, approved a loan of funds by an entity controlled by Kevin Jones, one of the directors, which was based on the granting of a security interest covering all of the assets of Greenway Technologies, without the approval of two-thirds of the shareholders as required by the Texas Business Organizations Code, as well as the disclosure of a transaction with an interested director as required by the Texas Business Organizations Code.  If the loan was not repaid, the holder of the security interest would be able to foreclose on all of the technology of Greenway Technologies.  At the time of the loan, Greenway Technologies had no revenue and would not be able to repay the loan, which carried interest at the rate of 18 percent per annum.  Then on October 11, 2018, the board of directors (without the concurrence of Mr. Six) proposed to amend the certificate of formation of Greenway Technologies to increase the authorized shares of the common stock of Greenway Technologies, without the approval of two-thirds of the shareholders as required by the Texas Business Organizations Code.

As a result of the actions of the board of directors of Greenway Technologies with respect to the granting of the above-described security interest and the proposed amendment to the certificate of formation of Greenway Technologies, without the approval of two-thirds of the shareholders as required by the Texas Business Organizations Code, and the transaction with an interested director, Stanley Woods, a shareholder, threatened to file a derivative action against the board of directors of Greenway Technologies, excluding Messrs. Six and Takacs, since Mr. Six did not participate in the complained of actions, and Mr. Takacs did not approve of the above-described loan and security interest transaction.  As of the date of this Proxy Statement, no derivative action has been filed by Mr. Woods.

Following the removal of Mr. Six as president and chairman of the board, and due to the actions of the board as described above, on June 22, 2018, several of the shareholders of Greenway Technologies, comprising more than one-tenth (10%) of the outstanding common stock of Greenway Technologies, as permitted by the Texas Business Organizations Code and the bylaws of Greenway Technologies, asked the board to call a shareholder meeting for the purpose of electing a new board.  This request was completely ignored by the board of directors and John Olynick, the president of Greenway Technologies.

The members of the Greenway Technologies Shareholder Committee did not agree and have not agreed, either verbally or in writing, to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Greenway Technologies, other than as stated herein.  They just decided to call a special meeting of the shareholders of Greenway Technologies, as they had the right to do under the bylaws of Greenway Technologies and the Texas Business Organizations Code.  No member of the Greenway Technologies Shareholder Committee is obligated to vote his shares of Greenway Technologies in any specified manner, and has not agreed to do so.

Section 2.13 of the bylaws of Greenway Technologies provides as follows:

 “Directors shall be entitled to hold office until their successors are elected and qualified.  Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.”

Consequently, under the bylaws of Greenway Technologies, it is not necessary to remove a director before electing his successor.  The vote by the shareholders to elect new directors will effect the removal of all directors not so elected by the shareholders.

Messrs. Six and Takacs are not being removed for a number of reasons, among which are the following:

•

Mr. Takacs ass president of Dynalyst Corporation, assisted with the merger in 2009 of Dynalyst Corporation and Universal Media Corporation, which later became Greenway Technologies Inc.

•

Mr. Takacs has been an advocate of the shareholders of Greenway Technologies Inc.

•

Mr. Takacs has a unique understanding of the challenges of a start-up publicly traded company, as a result of his early involvement with Dynalyst Corporation and Greenway Technologies.

•

Mr. Takacs always makes himself available to shareholders, and he has intervened on their behalf regularly.

•

Mr. Takacs could effectively be the president, chief executive officer chief operating officer, or chief financial officer of Greenway Technologies, due to his experience as the chief executive officer of Dynalyst Corporation.

•

Mr. Takacs is a man of deep faith and integrity.

•

Mr. Six was the president and chairman of the board of Greenway Technologies from April 24, 2017, until May 10, 2018.  Under his leadership the “ribbon cutting” for Greenway Technologies’ GTL process was June 26, 2017, which was the unveiling of a working prototype of the G-Reformer at UTA.

•

Mr. Six has an outstanding relationship with the president and the administration of UTA.  The laboratory for the development of Greenway Technologies’ GTL process is housed at UTA.  Several faculty members of UTA have been instrumental in the development and refining of Greenway Technologies’ GTL process.

•

Mr. Six was responsible for raising the money needed in 2017 and early 2018, through a private placement to accredited investors, pursuant to the Securities Act of 1933, as amended, which amounted to $225,000and two loans totaling $266,667 to pay for the finalization and testing of Greenway Technologies’ G-Reformer.

•

Mr. Six was responsible for finding and signing the group to film the G-Reformer at UTA, the professors working on the G-Reformer, and explaining the science in such a way that regular investors and prospective customers could understand the process and potential of GTL.

•

Mr. Six is likewise a man of faith and integrity and is involved with many ministries in his life.

•

Even though many people obviously played a big part in the success of the G-Reformer, the Greenway Technologies Shareholder Committee thinks Messrs. Takacs and Six are men we want to keep on the board.  Both men have proven themselves to be valuable members of Greenway Technologies.

Initially, the members of the Greenway Technologies Shareholder Committee were not attempting to change the board.  The Greenway Technologies Shareholder Committee is now attempting to change the board because it originally wanted a shareholders meeting and the current board would not accommodate the shareholders.

To the knowledge of the Greenway Technologies Shareholder Committee, the present board members who are to be replaced have no prospects for the future funding Greenway Technologies.

Replacing five, all or a majority of current board members of Greenway Technologies will not trigger a change in control or other payments under any of Greenway Technologies’ existing contracts or agreements.  In addition, Messrs. Six and Takacs will not benefit from change in control payments due to their existing relationships with Greenway Technologies.

Proxy Solicitation and Costs

The Greenway Technologies Shareholder Committee will pay the expenses of the preparation of the Proxy Materials and the 2019 Special Meeting, including, but not limited to attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, edgarizing, mailing, telephone, transportation, litigation and other costs incidental to the solicitation of proxies by the Greenway Technologies Shareholder Committee, which are estimated to be in the range of $150,000.  However, upon the elections of the nominees for directors as described in this Notice and Proxy Statement, Greenway Technologies are expected to reimburse the Greenway Technologies Shareholder Committee for all of its expenses in connection with this Notice and Proxy Statement.  Proxies can be solicited, in person or by telephone, by mail, electronic transmission and facsimile transmission, by the Greenway Technologies Shareholder Committee, for no consideration, as well as by persons or organizations employed by the Greenway Technologies Shareholder Committee.  The Greenway Technologies Shareholder Committee will pay such persons, who are not members of the Greenway Technologies Shareholder Committee, engaged to solicit proxies, fees of approximately $30,000, plus reasonable out-of-pocket expenses, in the aggregate, for their services, which sum is included in the $150,000 estimate described above.  Solicitation of proxies by mail is expected to commence on [February 4, 2019].  In addition, the Greenway Technologies Shareholder Committee will hire Broadridge Financial Solutions, Inc., to distribute and solicit proxies.  The Greenway Technologies Shareholder Committee will pay Broadridge Financial Solutions, Inc. a fee of approximately $30,000, plus reasonable out-of-pocket expenses, for its services, which sum is included in the $150,000 estimate described above.

The Greenway Technologies shareholders who are members of the Greenway Technologies Shareholder Committee will have the right to vote that the members of the Greenway Technologies Shareholder Committee shall be reimbursed for the above-described solicitation expenses.  If the shareholders vote to approve Proposal 3, the vote shall be binding on the newly elected board of directors of Greenway Technologies.

The Greenway Technologies shareholders are being asked to approve the reimbursement of the above-described solicitation expenses, as permitted by the proxy rules of the Securities and Exchange Commission, even if the exact amount of the solicitation expenses is not now known.

Brokers, banks, trustees and other nominees will be requested to make available proxy-soliciting material to the owners of common stock held in their names and, as required by law.  The Greenway Technologies Shareholder Committee will reimburse them for their reasonable out-of-pocket expenses for this service.

The shareholders will be asked to vote on a proposal to reimburse the Greenway Technologies Shareholder Committee for all expenses incurred in connection with the proxy solicitation.  See Proposal 3.

Dissenters’ Right of Appraisal

No action will be taken in connection with the proposals by the Greenway Technologies Shareholder Committee or the voting Greenway Technologies shareholders for which the Texas Business Organizations Code, the Greenway Technologies certificate of formation or bylaws provide a right of a shareholder to dissent and obtain appraisal of or payment for such shareholder’s shares.

How Proxies Work

The Greenway Technologies Shareholder Committee is asking for your proxy.  Giving the Greenway Technologies Shareholder Committee your proxy means that you authorize it to vote your Greenway Technologies shares at the 2019 Special Meeting in the manner that you direct, or if you do not direct us, in the manner as recommended by the Greenway Technologies Shareholder Committee in this Proxy Statement.  You can vote for the director nominees or withhold your vote for one or all nominees.  You also can vote for or against the other proposals or abstain from voting.  If you return your signed paper GREEN proxy card, but do not give voting instructions, the shares represented by that proxy will be voted “FOR” each proposal as recommended by the Greenway Technologies Shareholder Committee.  The individuals named in the paper GREEN proxy card are Michael R. Warner, D.D.S., Ph.D., David Deison, and D. Patrick Six.  Messrs. Deison and Six are members of the Greenway Technologies Shareholder Committee.  Mr. Deison and Dr. Warner have been nominated to serve as new directors of Greenway Technologies, as described in this Proxy Statement.  Mr. Six is currently a director of Greenway Technologies, and has been nominated to continue to serve as a director of Greenway Technologies, as described in this Proxy Statement.  A shareholder wishing to appoint some other person (who needs not be a shareholder of Greenway Technologies) to represent him at the meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy.

Greenway Technologies Shareholders Entitled To Vote

Greenway Technologies shareholders of record at the close of business on [February 4, 2019] (herein, the “Record Date”), are entitled to notice of and to vote at the 2019 Special Meeting and at any adjournments thereof.  On the Record Date, our authorized capital stock consisted of 320,000,000 shares of common stock, par value $0.0001 per share.  Each share of the common stock is entitled to one vote on each matter properly brought before the 2019 Special Meeting.

As of the Record Date, approximately [280,936,757] shares of the Greenway Technologies common stock were outstanding, fully paid and non-assessable.  Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common Greenway Technologies shareholders.

Pursuant to Section 3.14 of the bylaws of Greenway Technologies, a Special Meeting of the Greenway Technologies shareholders may be called:

“. . . at any time . . . (c) by one or more the Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting.  Such meeting may be called for any purpose.  The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary.  The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all of the Shareholders entitled to vote at such a meeting.  If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons may fix the time of the meeting and give the notice.”

On June 22, 2018, a request for a Special Meeting of the shareholders of Greenway Technologies was sent to Mr. John Olynick, the President of Greenway Technologies, by shareholders of Greenway Technologies holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting.  The request for the Special Meeting was received by Mr. Olynick on June 23, 2018, but Mr. Olynick failed to call the Special Meeting within the required 10-day period after its receipt.  Consequently, shareholders of Greenway Technologies holding in the aggregate one-tenth or more of all the shares entitled to vote at the Special Meeting have called a Special Meeting as specified in this Proxy Statement.

The following shareholders of the Greenway Technologies Shareholder Committee hold 49,052,363 shares of the Greenway Technologies common stock:

Name (1)	Shares Owned (2)
Michael R. Warner, D.D.S., Ph.D. (3) (12) (13)	662,700
Estate of Betty A. Warner (3) (4)	127,230
T. Craig Takacs (5)	3,666,963
Dynalyst Corporation (6)	520,000
Blest Ltd. (7) (24)	3,300,000
Sam H. Adams (8)	1,300,000
Pine Spring Capital (9)	630,000
Berean Investments, LLC (10) (3)	709,528
Berean Pursuits, LLC (11) (3)	1,500,000
James B. Newton, M.D. and Barbara J. Newton, JTWROS (12)	928,000
David R. Mayeux and Janie Mayeux, JTWROS (13) (14) (15)	841,650
DJM Legacy Investments, LP (14) (13) (15)	1,560,000
Strategic Family Ventures, LLC (15) (14) (13)	600,000
Greer Family Trust Agreement (16)	3,000,000
Jim Hylton (17)	250,000
Timothy Halden (18)	741,836
Richard Mitchen (19)	704,167
Peter Clay Wilson (20)	2,044,915
OTC Companies (21)	600,000
D. Patrick Six (22)	11,110,774
JABEZ Capital Group, LLC (23)	4,500,000
David Deison (24) (25)	333,334
Peter Deison (25)	150,000
Richard J. Halden (26)	10,471,248
Total Voting Rights	49,052,363

_________

(1)

Unless otherwise indicated, the address for each of these Greenway Technologies shareholders is c/o at the offices of the Greenway Technologies, Inc. Greenway Technologies Shareholder Committee located at 109 West Church Street, Weatherford, Texas 76086. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to Greenway Technologies shares of common stock which he beneficially owns.  In addition, unless otherwise indicated, any of such shares were purchased or obtained more than two years ago.  There are no transactions with related persons, promoters and certain control persons, as described in §229.404 (Item 404) of Regulation S-K.  Moreover, except for the loan transaction between John N. Newton, M.D. and Richard J. Halden and the proposed sale by Tunstall Canyon Group, LLC to Michael R. Warner, D.D.S., Ph.D. described in footnote (26) below, no participant or member of the Greenway Technologies Committee, is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Greenway Technologies, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. During the past ten years, no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  As of [February 4, 2019], there were outstanding [280,936,757] shares of the Greenway Technologies common stock.

(3)

Dr. Warner is a dentist, whose business address is 910 Foster Lane, Weatherford, Texas 76016.  He has been proposed as a director of Greenway Technologies.  See below for a more complete description of his business activities.  He purchased his shares for cash more than two years ago.

(4)

Dr. Warner is a dentist, whose business address is 910 Foster Lane, Weatherford, Texas 76016, is the executor and sole beneficiary of the Estate of Betty A. Warner.  Ms. Warner purchased her shares for cash more than two years ago.  He has been proposed as a director of Greenway Technologies.  See below for a more complete description of his business activities.

(5)

Mr. Takacs is an executive with Dynalyst Corporation located at 1008 Carlos Parker Road, Taylor, Texas 76574.  Mr. Takacs is also a director of Greenway Technologies.  He obtained his shares for services rendered to Greenway Technologies more than two years ago.  See below for a more complete description of his business activities.

(6)

Dynalyst Corporation is a Texas corporation located at 1008 Carlos Parker Road, Taylor, Texas 76574.  Greenway Technologies is engaged in the business of circuit technology, and is owned by a number of shareholders, including T. Craig Takacs, who is also its chief executive officer.  Dynalyst Corporation obtained its shares for services rendered more than two years ago.  Mr. Takacs is also a director of Greenway Technologies, and has been proposed as a director of Greenway Technologies to be voted on at the 2019 Special Meeting.  See below for a more complete description of his business activities.

(7)

Blest, Ltd. located at 109 West Church Street, Weatherford, Texas 76086, is a Texas limited partnership in the financial services business, solely owned by David Deison, who is also its president.  He has been proposed as a director of Greenway Technologies.  The subject shares were purchased for cash on December 12, 2017.  See below for a more complete description of Mr. Deison’s business activities.

(8)

Dr. Adams is a veterinarian, whose business address is 1348 Private Road, Suite 789, Stephenville, Texas 76401.  He acquired his shares for cash more than two years ago.

(9)

Pine Spring Capital, LLC, is a Texas limited liability company, located at 1400 Broadfield, Suite 600, Houston, Texas 77084.  It is in the consulting business and is owned by its members.  The managing directors are Zane Russell and T. Craig Takacs.  Mr. Takacs is also a director of Greenway Technologies.  See below for a more complete description of his business activities.  Pine Spring acquired its shares for cash more than two years ago.

(10)

Berean Investments, LLC, located at 910 Foster Lane, Suite 101, Weatherford, Texas 76086, is a Texas limited liability company, in the consulting business, solely owned by Dr. Warner, who is also its president.  He has been proposed as a director of Greenway Technologies.  The subject shares were purchased for cash more than two years ago.  See below for a more complete description of Dr. Warner’s business activities.

(11)

Berean Pursuits, LLC, located at 910 Foster Lane, Suite 101, Weatherford, Texas 76086, is a Texas limited liability company, in the business of technology consulting, solely owned by Dr. Warner, who is also its president.  He has been proposed as a director of Greenway Technologies.  The subject shares were purchased for cash more than two years ago.  See below for a more complete description of Dr. Warner’s business activities.

(12)

The Newtons purchased for cash 17,000 shares on March 27, 2017, 20,000 shares on September 5, 2017, 40,000 shares on September 6, 2017, 46,000 shares on September 7, 2017, 55,000 shares on December 19, 2017, 250,000 shares on February 16, 2018, and 500,000 shares on September 14, 2018.  Dr. Newton is a retired physician, whose address is 109 West Church Street, Weatherford, Texas 76086.  He has been proposed as a director of Greenway Technologies.  See below for a more complete description of his business activities.

(13)

Mr. Mayeux is a business consultant located at 1416 Jackson Road, Roanoke, Texas 76262.  He purchased his shares for cash more than two years ago.

(14)

DJM Legacy Investments, LP, a Texas limited partnership, in the business of family investments, is located at 1416 Jackson Road, Roanoke, Texas 76262.  David R. Mayeux is the managing partner of the general partner of DJM Legacy Investments, LP, which purchased its shares for cash more than two years ago.

(15)

Strategic Family Ventures, LLC, a Texas limited liability company, in the business of family investments, is located at 1416 Jackson Road, Roanoke, Texas 76262.  David R. Mayeux is the manager of Strategic Family Ventures, LLC, which purchased its shares for cash more than two years ago.

(16)

The Greer Family Trust is a family trust.  The trustee is Doug McKinnon, whose business address is 2104 Ridge Plaza, Castle Rock, Colorado 80108.  The beneficiaries of the trust are the children of Conrad Greer.  The trust obtained its shares more than two years ago, in consideration of GTL technology development.

(17)

Mr. Hylton is a retired minister, whose address is 109 West Church Street, Weatherford, Texas 76086.  He obtained his shares as a gift more than two years ago.

(18)

Timothy Halden is a technical business consultant, whose business address is 109 West Church Street, Weatherford, Texas 76086.  He acquired 241,836 shares for cash over two years ago, and 500,000 shares for services rendered over two years ago.  Timothy Halden and Richard J. Halden are brothers.

(19)

Mr. Mitchen is a certified public accountant, whose address is 109 West Church Street, Weatherford, Texas 76086.  He purchased 300,000 shares more than two years ago, and 416,667 shares on March 16, 2017.  He sold 12,500 shares on March 8, 2017.

(20)

Mr. Wilson is a retired airline pilot.  He purchased his shares more than two years ago for cash and in settlement of a debt owed to him by Greenway Technologies.

(21)

OTC Companies is a New York corporation located at 425 Broadhollow Road, Melville, New York 11747, engaged in the business of television marketing.  Its chief executive officer is Vincent Caruso.  Greenway Technologies is owned by FMW Media Works.  It purchased its shares in January and February 2018, for services rendered.

(22)

Mr. Six is an energy consultant, the owner of JABEZ Capital Group, LLC, a Texas limited liability company, located at 8704 Eagleview Court, Fort Worth, Texas 76179, engaged in the business of energy consulting. Mr. Six is also a director of Greenway Technologies and has been proposed as a director of Greenway Technologies to be voted on at the 2019 Special Meeting. Following the 2019 Special Meeting, the newly elected Greenway Technologies board of directors will be asked to elect Mr. Six as Vice President and Secretary of Greenway Technologies.  Mr. Six received 1,000,000 shares for services rendered to Greenway Technologies in November 2016, 10,000,000 shares for his services as a director of Greenway Technologies in June 2017, and purchased 110,774 shares, for cash, from several shareholders of Greenway Technologies.  See below for a more complete description of Mr. Six’s business activities.

(23)

JABEZ Capital Group, LLC is a Texas limited liability company located at 8704 Eagleview Court, Fort Worth, Texas 76179, engaged in the business of energy consulting.  JABEZ Capital Group, LLC is owned by D. Patrick Six, a director of Greenway Technologies and has been proposed as a director of Greenway Technologies to be voted on at the 2019 Special Meeting. Following the 2019 Special Meeting, the newly elected Greenway Technologies board of directors will be asked to elect Mr. Six as Vice President and Secretary of Greenway Technologies. JABEZ, LLC received its shares as a result of the acquisition of the gas to liquid process by Greenway Technologies in March 2011. See below for a more complete description of Mr. Six's business activities.

(24)

Mr. Deison,is a certified public accountant and self-employed in the oil and gas business, and whose business address is P.O. Box 1177, Weatherford, Texas 76086, purchased his shares for cash on October 18, 2016.  He has been proposed as a director of Greenway Technologies.  Following the 2019 Special Meeting, the newly elected Greenway Technologies board of directors will elect David Deison as Chairman of the Board of Greenway Technologies.  Peter Deison is the brother of David Deison.  See below for a more complete description of David Deison’s business activities.

(25)

Peter Deison, whose business address is 5858 Farquhar Lane, Dallas, Texas 75209, is a minister and is the brother of David Deison.  Peter Deison purchased his shares for cash on January 30, 2018.

(26)

Richard J. Halden is a self-employed business consultant, whose business address is 109 West Church Street, Weatherford, Texas 76086.  He initially decided against being a member of the Greenway Technologies Shareholder Committee, but has now decided to be a member.  Richard Halden and Timothy Halden are brothers.  As of the date hereof, Richard J. Halden owns directly 5,006,526 shares, and beneficially, 5,464,722 shares.  Richard J. Halden acquired 11,000,000 founder shares in 2009, in connection with his organization efforts for UMED Holdings, Inc., now Greenway Technologies.  Since 2010, Mr. Halden and his associates have acquired shares of Greenway Technologies as follows: Debra Halden, his wife, for cash, in 2010, 3,610,791 shares and in 2017, 25,000 shares; Mr. Halden, 25,000 shares in 2017, and 2,225,000 shares (funds provided by a $250,000.00 loan from James B. Newton, M.D., a member of the Greenway Technologies Shareholder Committee and a nominee for director at the 2019 Special Meeting) in 2018, for cash; PRG Productions, LLC, a Texas limited liability company, engaged in the financial consulting business and whose address is 109 West Church Street, Weatherford, Texas 76086, 50% owned by Mr. Halden, in 2017, 150,000 shares, for cash, and 150,000 shares for cash in 2018; and Tunstall Canyon Group, LLC, a Nevada limited liability company, engaged in the financial consulting business and whose address is 3773 Howard Hughes Parkway, Suite 500S, Las Vegas, Nevada 89169, which is 50% owned by Mr. Halden, 1,403,975 shares (Mr. Halden’s deemed ownership interest), for cash.  Mr. Halden sold 600,000 shares on December 12, 2017, 1,900,000 shares on February 16, 2018, and 1,000,000 shares at various times between May and September 2017.  On February 3, 2017, pursuant to a Settlement Agreement between Mr. Halden and Greenway Technologies, Mr. Halden transferred 11,000,000 shares to Greenway Technologies, in exchange for a promise to pay $749,000.00 as of the date hereof, Greenway Technologies has been in breach of the Settlement Agreement for over 11 months.  In addition, Mr. Halden has learned that Ransom Jones, the current chief financial officer of Greenway Technologies, before he was fired as president on April 24, 2017, failed to cancel the subject 11,000,000 shares and return them to the treasury of Greenway Technologies, thereby causing the shares to mistakenly remain in Mr. Halden’s name until recently.  In addition, on January 17, 2019, Tunstall Canyon Group sold 1,750,000 shares to Michael R. Warner, D.D.S., Ph.D.

As stated above, on the Record Date, Greenway Technologies had [280,936,757] shares of its common stock outstanding, out of its authorized 320,000,000 shares of common stock.  However, even if Greenway Technologies had outstanding all 320,000,000 shares of its common stock on the Record Date, the number of common shares held by the Greenway Technologies Shareholder Committee is more than one-tenth of the Greenway Technologies outstanding shares.  Therefore, the Greenway Technologies Shareholder Committee has in the aggregate one-tenth or more of all of the shares of Greenway Technologies entitled to vote at the 2019 Special Meeting.

Consequently, inasmuch as the Greenway Technologies Shareholder Committee has in the aggregate one-tenth or more of all of the shares of Greenway Technologies entitled to vote at the 2019 Special Meeting, the Greenway Technologies Shareholder Committee has the right to call the 2019 Special Meeting, pursuant to the bylaws of Greenway Technologies.

Most likely most of the Greenway Technologies shareholders hold their shares through a stock broker, bank, trustee, or other nominee rather than directly in their own name.  As summarized below, there are some distinctions between shares held of record and those beneficially owned in street name.

Shareholder of Record.  If your Greenway Technologies shares are registered directly in your name with Greenway Technologies’ transfer agent, Transfer Online, Inc., you are considered the shareholder of record of those shares and these Proxy Materials are being made available directly to you by the Greenway Technologies Shareholder Committee.  As the shareholder of record, you have the right to vote in person at the 2019 Special Meeting, or the right to grant your voting proxy directly to the individuals named in the paper GREEN proxy card, provided in the proxy materials.  A shareholder wishing to appoint some other person (who needs not be a shareholder of Greenway Technologies) to represent him at the meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy.

 Beneficial Owner of Shares Held in Street Name.  If your Greenway Technologies shares are held in a brokerage account through a bank, stock broker, trustee, or other nominee, you are considered the beneficial owner of shares held in street name and these Proxy Materials are being made available to you through your bank, stock broker, trustee or nominee.  As the beneficial owner of shares held in street name, you have the right to direct your bank, stock broker, trustee, or nominee on how to vote.  You are also invited to attend the 2019 Special Meeting in person.  Your bank, stock broker, trustee, or nominee is obligated to provide you with voting instructions for use in instructing the bank, stock broker, trustee, or nominee how to vote these shares.  However, since you are not the shareholder of record, you may not vote these shares in person at the 2019 Special Meeting unless you have obtained a legal proxy from your bank, stock broker, trustee, or nominee entitling you to vote your Greenway Technologies shares at the 2019 Special Meeting.

How to Vote

You can vote in person at the 2019 Special Meeting or by proxy.  We recommend that you submit a proxy even if you plan to attend the 2019 Special Meeting.  You can revoke your proxy and change your vote at the 2019 Special Meeting in one of the ways described below.  All shares represented by proxies that have been properly voted and not revoked will be voted at the 2019 Special Meeting.

We are offering Greenway Technologies shareholders four methods of voting:

•

You may vote over the Internet.

•

You may vote by telephone.

•

If you are a registered holder of Greenway Technologies shares, you have been provided with a paper GREEN proxy card.  You should indicate your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the prepaid envelope accompanying the paper GREEN proxy card.  As the shareholder of record, you have the right to vote in person at the 2019 Special Meeting, or the right to grant your voting proxy directly to the individuals named in the paper GREEN proxy card, provided in the proxy materials.  A shareholder wishing to appoint some other person (who needs not be a shareholder of Greenway Technologies, Inc.) to represent him at the meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy.

•

You may vote in person at the 2019 Special Meeting.  If you attend the 2019 Special Meeting, you will be able to vote your Greenway Technologies shares, even if you already voted by Internet, telephone, or mail.  However, if you are the beneficial owner of shares held in street name, you must obtain a proxy, executed in your favor, from the bank, stock broker, trustee, or other nominee to be able to vote in person at the 2019 Special Meeting.

If you cannot attend the 2019 Special Meeting, it is important that you vote your Greenway Technologies shares in advance of the 2019 Special Meeting, using one of the procedures described above.

Revoking a Proxy

You can revoke your proxy, whether it was given by the Internet, telephone or mail, before it is voted by:

•

Submitting a new proxy with a later date, including a proxy given via the Internet or by telephone;

•

Providing written notice to Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com before or at the 2019 Special Meeting prior to the voting on any proposal, if you are a registered holder of Greenway Technologies shares; or voting by ballot at the 2019 Special Meeting.

The last vote you submit chronologically (by any means) will supersede your prior vote(s).  Your attendance at the 2019 Special Meeting will not, by itself, revoke your proxy.

Quorum

In order to transact business at the 2019 Special Meeting, we must have a quorum.  This means that at least a majority of the outstanding shares entitled to vote must be represented at the 2019 Special Meeting, either by proxy or in person.  Abstentions and broker non-votes (which are described below) are counted as present and entitled to vote for purposes of determining a quorum.  Treasury shares, which are shares owned by Greenway Technologies itself, are not voted and do not count towards establishing a quorum.  If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

Votes Needed

The director nominees who receive the most votes at the meeting will be elected to fill the seats on Greenway Technologies’ board of directors.

The bylaws of Greenway Technologies provide that at every election of directors, the shareholders may cumulate votes.  For this purpose, each shareholder shall have a number of votes equal to the number of directors to be elected multiplied by the number of votes to which each shareholder’s shares are entitled.

Cumulative voting is a type of voting system used by a company’s shareholders that allows them to distribute their votes between candidates when voting for a company’s directors.  It is also known as proportional voting.  Shareholders get one vote per share that they hold, multiplied by the number of directors that need electing.

Where multiple candidates are running for a position, each shareholder can choose between voting for a single candidate or splitting his votes between multiple candidates.

Pursuant to Section 21.361 of the Texas Business Organizations Code, cumulative voting provided by the certificate of formation of Greenway Technologies is permitted only in an election of directors in which a shareholder who intends to cumulate votes has given written notice of that intention to the secretary of Greenway Technologies on or before the day preceding the date of the election at which the shareholder intends to cumulate votes.

How Does Cumulative Voting Work?

If a shareholder with 10 shares is participating in a vote for two open board seats, with Candidates 1 and 2 running for one seat, and Candidates 3 and 4 running for the second seat, they would receive 20 votes (10 x 2).  The shareholder’s options are as follows:

•

Only vote for a candidate for the first seat, using all 20 votes for Candidate 1.

•

Do the same with the second seat, using all 20 votes for Candidate 3.

•

Vote in both races and split their votes equally, giving 10 to Candidate 1 and 10 to Candidate 3.

•

Split their votes in a different proportion, such as 15 votes for Candidate 1 and 5 votes for Candidate 3.

•

Choose throwaway votes, sending 10 votes to Candidate 1 and not using the remaining votes.

•

Submit a blank ballot.

Approval of any other proposals requires the favorable vote of a majority of the votes cast.  Only votes for or against a proposal count as votes cast.  Abstentions and broker non-votes (which are described below) are not counted as votes cast and, therefore, will have no effect on the outcome of the matters to be voted on at the 2019 Special Meeting.  Votes will be tabulated by an independent inspector of elections appointed for the 2019 Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.  The preliminary voting results will be announced at the meeting.  The final voting results will be tallied by the inspector of elections and reported in a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission within four business days after the 2019 Special Meeting.

Broker Non-Votes

If you are a beneficial owner of shares held in street name and do not give voting instructions to your bank or brokerage firm, your bank or brokerage firm will be able to vote your shares with respect to certain “discretionary” items, but will not be allowed to vote your shares with respect to certain “non-discretionary” items.  The election of directors (Proposal 2) is a non-discretionary item on which your bank or brokerage firm may not vote without voting instructions from you.  There are no other proposals which are expected to come before the 2019 Special Meeting, other than the proposals specifically mentioned in this Proxy Statement.  In the case of a non-discretionary item for which your bank or brokerage firm does not have voting instructions, the bank or brokerage firm is required to indicate on its proxy that it does not have discretionary authority to vote on these matters, and your shares will be treated as “broker non-votes” with respect to these proposals.

A broker non-vote occurs when banks, brokers or others who hold shares in street name for a client return a proxy but provide no instruction as to how shares should be voted on a particular matter.  The Dodd-Frank Act and stock exchange rules prevent brokers from casting votes on “non-routine” matters.  The definition of “non-routine matters” was tightened in 2012, so that the only remaining “routine matter” on which a broker may cast a vote is the ratification of the appointment of auditors.  As long as there is at least one routine matter to be voted on at the meeting, proxies reflecting broker non-votes will be counted toward a quorum.  The vote to elect directors is a non-routine matter.  In our case, we have one routine matter, the ratification of the appointment of auditors, to be voted upon as discussed above.

When entitled shareholders fail to provide voting instructions, the broker is still permitted to vote on behalf of the shareholder, but only on routine agenda items.  Regulations prevent brokers from casting votes on non-routine agenda items.

In practice, routine items almost exclusively involve matters related to director elections and the appointment of auditors.  Everything else is considered, by rule, non-routine.  Non-routine matters are those that substantially impact the rights and privileges of shareholders.  Among other things, this may include: mergers, advisor and sub-advisor changes, redomiciles and investment objective proposals.

In cases where both routine and non-routine items are on the agenda, the broker may cast a vote for or against the routine items only.  These votes are counted toward quorum and the proxy preference is registered.  At the same time, the broker non-vote is activated for the non-routine items.

Section 3.09(a) of the bylaws of Greenway Technologies dealing with a quorum of shareholders provides as follows:

“As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on the matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders’ meeting.  The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders’ meeting.”

Under Texas law, Greenway Technologies’ domicile state, broker non-votes are deemed to be “present” at the meeting for quorum purposes in that they are shares that have arrived at the meeting via the broker.  However, they are not shares that are “entitled to be voted” on certain proposals, as the broker has no authority to vote the shares with respect to those proposals.

Under the Texas Business Organizations Code, Section 21.358 . . . “the holders of the majority of the shares entitled to vote at a meeting of the shareholders of a corporation that are present or represented by proxy at the meeting are a quorum for the consideration of a matter to be presented at that meeting.”

By contrast, broker non-votes do not exist when there is no routine or discretionary matter under NYSE Rule 452 on the proxy card.  Under NYSE Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation.  In our particular situation, there is a discretionary matter on the proxy card—the advisory vote on the “Appointment of Independent Registered Public Accounting Firm”—which is not the subject of a counter-solicitation, as well as the reimbursement of all expenses incurred by the Greenway Technologies Shareholder Committee, and the selection of a chairman of the 2019 Special Meeting, if John Olynick refuses to serve.  Despite proxy contests, brokers routinely vote on routine matters on the proxy that are not the subject of the contest.

Thus, broker non-votes have no effect on the outcome of the proposals because the ratio used to determine the vote outcome is (a) the number of shares voted in favor of a matter, divided by (b) the number of shares present and entitled to vote on the matter.  Because broker non-votes are not voted in favor of a matter (by definition), and because they are not present and entitled to vote on the matter (see above Texas law), broker non-votes are excluded from the calculation of the ratio altogether (both numerator and denominator), and therefore they have no effect on the outcome of the proposals.  This approach is also consistent with Nasdaq Rule 5635(e)(4), which provides, in relevant part, “Where shareholder approval is required, the minimum vote that will constitute shareholder approval shall be a majority of the total votes cast on the proposal.”

Under Greenway Technologies’ bylaws and the Texas Business Organizations Code, if the vote required is a majority of the shares present and entitled to vote, broker non-votes will have no effect on the proposal because they are not “entitled to vote” on the matter.

However, brokers are entitled to vote for the ratification of the appointment of auditors.  Thus, because broker non-votes arise when a broker is not entitled to vote, broker non-votes should not exist as to the ratification of the appointment of auditors.

Even though the ratification of accountants is a routine matter, that fact does not impact brokers’ ability to exercise discretionary voting.  If there is a contested matter, brokers may not exercise discretion on any matter to be voted upon at a meeting.

Where a plurality of the votes cast is required, such as the election of directors, broker non-votes will have no effect on the outcome of the vote because they are typically not considered “votes cast” under Texas law.

Abstentions

In all cases, abstentions and “withhold” votes count as present when determining a quorum.  If the required vote is:

•

Majority of the shares present and entitled to vote, as provided in Greenway Technologies’ bylaws and the Texas Business Organizations Code quoted above, an abstention will have the same effect as a vote “against” the proposal, because an abstention represents a share entitled to vote and thus is included in the denominator in determining the percentage approved.

•

In the case of the election of directors, where a plurality of the votes cast is required, a “withhold vote” will have no effect on the vote’s outcome, because the candidates who receive the highest number of “for” votes are elected, and if candidates run unopposed they only need a single “for” vote to be elected.

Conduct of the 2019 Special Meeting

Section 3.14 of the bylaws of Greenway Technologies provides that the 2019 Special Meeting shall be chaired by the president of Greenway Technologies, or in his absence or refusal to serve, by any person chosen by a majority of the shareholders present in person or by proxy at the 2019 Special Meeting.  If John Olynick, the current president of Greenway Technologies, refuses to act as the chairman of the 2019 Special Meeting, the shareholders will be asked to elect David Deison as the chairman of the 2019 Special Meeting.  See Proposal 1.

Voting on Other Matters

If other matters are properly presented at the 2019 Special Meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters for you.  As of the date of this Proxy Statement, we do not know of any other matters to be raised at the 2019 Special Meeting.  The dates by which such other matters to be voted on at the 2019 Special Meeting must have been submitted by the Greenway Technologies shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or our Amended and Restated By-Laws have passed.

Householding of Special Meeting Materials

Some Greenway Technologies shareholders may be participating in the practice of “householding” proxy statements and annual reports.  This means that only one copy of such documents may have been sent to multiple Greenway Technologies shareholders in your household.  We will promptly deliver copies of the Proxy Materials, if you contact Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com.  If you want to receive separate copies of the proxy statements and annual reports in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com.

TO ELECT DAVID DEISON AS THE CHAIRMAN OF THE 2019 SPECIAL MEETING
(PROPOSAL 1)

If John Olynick, the current president of Greenway Technologies, refuses to act as the chairman of the 2019 Special Meeting, the shareholders of Greenway Technologies will be asked to elect David Deison as the chairman of the 2019 Special Meeting.  If the shareholders of Greenway Technologies fail to elect Mr. Deison as the chairman of the 2019 Special Meeting, then the 2019 Special Meeting shall be recessed, until a chairman of the 2019 Special Meeting is elected.

Vote Required

The affirmative vote of a majority of the votes present at the 2019 Special Meeting in person or by proxy and voting on the proposal is required to elect David Deison as the chairman of the 2019 Special Meeting.  The Greenway Technologies Shareholder Committee recommends that the shareholders vote “FOR” the election David Deison as the chairman of the 2019 Special Meeting, if John Olynick, the current president of Greenway Technologies, refuses to act as the chairman of the 2019 Special Meeting.

ELECTION OF DIRECTORS
(PROPOSAL 2)

Seven directors are to be elected at the 2019 Special Meeting to hold office until their successors are elected.  Currently, the Greenway Technologies board of directors is composed of seven directors, two whom, are brothers, Kevin Jones and Ransom Jones.  There are no family relationships among any of the proposed director nominees or the proposed executive officers of Greenway Technologies.

The Greenway Technologies Shareholder Committee has nominated T. Craig Takacs, D. Patrick Six David Deison, William T. Dame, Adam Becker, James Newton, M.D., and Michael R. Warner, D.D.S., Ph.D. to be elected as directors at the 2019 Special Meeting.  Messrs. Takacs and Six are currently directors of Greenway Technologies, Messrs. Deison, Dame, and Becker, and Drs. Newton and Warner have been nominated to replace Kevin Jones, Ransom Jones, Raymond Wright, Peter Hauser, and Kent J. Harer, as directors of Greenway Technologies.  Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named above.  If, however, any of the proposed directors are unable to serve, or for good cause decline to serve at the time of the 2019 Special Meeting, the proxy may be voted for a substitute nominee designated by the Greenway Technologies Shareholder Committee to fill the vacancy.  Messrs. Takacs, Six, Deison, Dame, and Becker, and Drs. Newton and Warner have agreed to serve if elected as directors.

The name of each of the nominees for election as directors and certain background information about such persons as of the date hereof is set forth below.

Vote Required

The affirmative vote of a plurality of the votes cast at the 2019 Special Meeting is required to elect the seven nominees as directors.  This means that the seven nominees will be elected if they receive more affirmative votes than any other person.

Please see the cumulative voting discussion above.

The Greenway Technologies Shareholder Committee has approved the nominees for election as directors at the 2019 Special Meeting and recommends that the Greenway Technologies shareholders vote “FOR” the election of the nominees listed below.

Nominees to Serve as Directors

T. Craig Takacs, age 57, has served as a director of Greenway Technologies since its incorporation in March 2002.  Mr. Takacs served as president and chief executive officer of Greenway Technologies’ predecessor, Dynalyst Manufacturing Corporation, from March 2002 until his resignation in August 2009.  Prior to Dynalyst, Mr. Takacs worked for Institutional Capital Management, where he served as the firm’s technology analyst.  Mr. Takacs received his BBA in Business Management in 1984 from Texas A&M University.

D. Patrick Six, age 66, was elected as a director of Greenway Technologies Inc. on March 7, 2016.  Mr. Six has served as a Vice-President of Greenway Innovative Energy, Inc. (a wholly-owned subsidiary of Greenway Technologies) since 2013.  He has also provided consulting services to Greenway Technologies Inc., since January 2011.  In January 2010, Mr. Six introduced the GTL Technology to Mr. Halden, the Founder and then the President of Universal Media Corporation, which later became Greenway Technologies Inc.  Mr. Six has been in the oil and gas industry for 37 years as an independent operator of oil and gas properties both as an owner and consultant.  He received a BBA in marketing from Texas Tech University in Lubbock, Texas.

David Deison, age 77, a certified public accountant, has been in the oil and gas business, since 1978.  He has leased approximately 4000 acres in Parker County and drilled 45 wells over the past eight years, and since 1978, has been active in the Conglomerate, Strawn and other natural gas zones above the Barnett Shale, acquiring working interest, royalties, some operations.  Mr. Deison has also acted as a court appointed receiver for unlocated mineral owners and to resolve judgments.  As a joint Venturer with MKS Consulting of Weatherford, Texas, Mr. Deison has owned approximately 90 vertical wells in Parker County, Texas and surrounding counties.  Mr. Deison started his business career with General Crude Oil Company in Houston, Texas, as staff and field accountant between 1968 and 1970.

Mr. Deison served in the U.S. Army in Military Intelligence, between 1961-1965.  In 1968, Mr. Deison graduated from the University of Texas at Austin with a BBA in Accounting.  In 1968, he was received his Certified Public Accountant certification.  In 1997, he was acknowledged as CPA of the Year, for his work on the local legislative committee 2000 - Outstanding Committee Chairman - Texas State CPA Society.  Mr. Deison also served as mayor of Weatherford, Texas.

William T. Dame, age 58, has 37 years of related industry experience.  Mr. Dame joined Basic Energy Services, Inc. (SYM:BAS:NYSE) in 2003, and has served as Vice President, Pumping Services and Wireline Division since 2006.  He previously served as Vice President of the PPW and RAFT Divisions from 2005 to 2006, and as a regional vice president over the North Texas region from 2004 through 2005.  Mr. Dame began his career in 1981 with Halliburton Services in Andrews, Texas.  From 1987 to

1997, he served as Vice President of Fleet Cementers, Inc., and from 1997 to 2003, he served in various operational management positions at Plains Energy (President of Plains Pumping Services 1998-2000), and New Force Energy Services.  Mr. Dame attended Tarleton State University.  Mr. Dame owns 100,000 shares of the Greenway Technologies common stock which he acquired for cash in February 2018,

Adam Becker, age 50, has been the executive producer/business development, since 2016, for FMW Media Works Corp. located in New York.  While with FMW Media Works Corp., Mr. Becker has been involved with the sales efforts of FMW Media Works Corp.  In addition, Mr. Becker’s duties have included managing a reduction in overhead through streamlining and negotiations with vendors (production, editing, media buying; reduced employee on boarding time and improved scalability of the company through the development of training and marketing tools; and increased sales force through strategic alliance and creation of independent sales force.  Mr. Becker was an account manager for Sunrise Medical from 2008 to 2017.  Sunrise Medical is a 600 Million dollar international manufacturer of Wheelchair and Rehab seating components.  Mr. Becker received a Bachelor of Arts in Psychology from State University of New York at Albany in 1994.  Mr. Becker does not own any shares of the common stock of Greenway Technologies.

James B Newton, M.D., age, 65, has been in medical practice since 1977.  He has practiced in Weatherford, Texas since 1980 and has been board certified in family practice since 1986.  Dr. Newton received his Bachelor of Science degree from Texas Tech University in 1973, and his medical degree from The University of Texas Southwestern Medical School in 1977.

Dr. Newton is a widely respected physician in Texas among his colleagues and has recently retired.  He has invested significant funds in Greenway Technologies’ common stock.  He is a man of faith and integrity and will bring credibility to Greenway Technologies’ board of directors.  As a long-term oil and gas investor, he has significant knowledge of the oil and gas industry and has important connections in the industry.

Michael R. Warner, D.D.S., Ph.D., age 63, has been involved with the development of gas to liquid technology since its inception by Conrad Greer in DFW Genesis and Greenway Technologies.  He obtained a bachelors and master’s degree in chemistry from Abilene Christian University.  After graduation from the University of Texas Dental School at San Antonio in 1982, he went on to receive a Ph.D. in Cell Biology & Anatomy from Southwestern School of Biomedical Sciences in 1985, and then completed his Oral & Maxillofacial Surgery residency in 1988.  While at Scott & White Hospital –Texas A&M Medical School, he was awarded the prestigious Basic Clinical Scientist Award for peripheral nerve regeneration and brain remapping after an injury.  He became the director of the Division of Oral & Maxillofacial Surgery and the Department of Surgical Research and oversaw the research of eleven divisions of surgery and Ob/Gyn.  In 1999, he became a faculty member of the Department of Oral & Maxillofacial Surgery at John Peter Smith Hospital and a partner in the private practice of Facial & Oral Surgery Associates.

An independent director (also sometimes known as an outside director) is a director (member) of a board of directors who does not have a material or pecuniary relationship with a company or related persons, except sitting fees.

On November 4, 2003, the Securities and Exchange Commission approved listing standards proposed by the New York Stock Exchange (“NYSE”) and the Nasdaq Stock Market, Inc. (“Nasdaq”) relating to board composition and director independence.  The listing standards affect the composition of the boards of directors and board committees of listed companies on the NYSE and Nasdaq and impact the individual members of the board.

The NYSE and Nasdaq standards for independent directors are similar.

The NYSE states “no director qualifies as ‘independent’ unless the board of directors affirmatively determines that the director has ‘no material relationship’ with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.”

Nasdaq’s rules say that an independent director must not be an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Although there has been no determination of “independence,” in the opinion of the Greenway Technologies Shareholder Committee, all of the proposed directors, including Messrs. Six and Takacs are currently “independent,” in their relationships with Greenway Technologies, inasmuch as none of the proposed directors is an officer or employee of Greenway Technologies, and no one has any material relationship with Greenway Technologies, either directly or as a partner, shareholder or officer of an organization that has a relationship with Greenway Technologies.  If the shareholders elect the proposed directors at the 2019 Special Meeting, it is anticipated that the new board of directors will make a determination that each of the newly elected directors is “independent,” with the exception of Messrs. Deison and Six, who will become officers of Greenway Technologies.

Greenway Technologies has not established criteria for independence, and Greenway Technologies is not subject to any independence standards imposed by OTC Markets Group, Inc. where the shares of Greenway Technologies’ common stock are quoted for sale.

Executive Officers

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Following the 2019 Special Meeting, the newly elected Greenway Technologies board of directors is expected to elect David Deison as Chairman of the Board of Greenway Technologies and D. Patrick Six as Vice President and Secretary of Greenway Technologies.  Since the Greenway Technologies Shareholder Committee has not received any indication to the contrary, John Olynick is expected to remain as the President of Greenway Technologies, but if he does not, a new president will be elected by the newly elected board of directors.  Please see above for a more complete description of the business experience and education for Messrs. Deison and Six.  In addition, as permitted by the terms of the Employment Agreement with Ransom Jones, Mr. Jones is expected to be immediately terminated as the chief financial officer, secretary, and treasurer of Greenway Technologies.

Committees of the Board

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Communication with Directors

Greenway Technologies shareholders and other interested parties may contact any of our directors by writing to them at Greenway Technologies, Inc. c/o Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com.

The Greenway Technologies Shareholder Committee has approved a process for handling letters received by us and addressed to any of the Greenway Technologies directors.  Under that process, we will review all such correspondence and regularly forward to the directors a summary of all such correspondence, together with copies of all such correspondence that, in our opinion, deal with functions of the board or committees thereof or that we otherwise determine requires their attention.  Directors may at any time review a log of all correspondence received by us that are addressed to members of the board and request copies of such correspondence.

Director Compensation

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

TO APPROVE THE REIMBURSEMENT OF THE GREENWAY TECHNOLOGIES SHAREHOLDER COMMITTEE FOR ALL OF ITS EXPENSES IN CONNECTION WITH THE NOTICE AND PROXY STATEMENT
(PROPOSAL 3)

The Greenway Technologies Shareholder Committee will pay the expenses of the preparation of the Proxy Materials and the 2019 Special Meeting, including, but not limited to attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, edgarizing, mailing, telephone, transportation, litigation and other costs incidental to the solicitation of proxies by the Greenway Technologies Shareholder Committee, which are estimated to be in the range of $150,000.  However, upon the elections of the nominees for directors as described in this Notice and Proxy Statement, Greenway Technologies will reimburse the Greenway Technologies Shareholder Committee for all of its expenses in connection with this Notice and Proxy Statement.  Proxies can be solicited on by the Greenway Technologies Shareholder Committee, for no consideration, as well as persons or organizations employed by the Greenway Technologies Shareholder Committee, in person or by telephone, by mail, electronic transmission and facsimile transmission.  The Greenway Technologies Shareholder Committee will pay such persons, who are not members of the Greenway Technologies Shareholder Committee, engaged to solicit proxies, fees of approximately $30,000, plus reasonable out-of-pocket expenses, in the aggregate, for their services, which sum is included in the $150,000 estimate described above.  Solicitation of proxies by mail is expected to commence on [February 4, 2019].  In addition, the Greenway Technologies Shareholder Committee will hire Broadridge Financial Solutions, Inc., to distribute and solicit proxies.  The Greenway Technologies Shareholder Committee will pay Broadridge Financial Solutions, Inc. a fee of approximately $30,000, plus reasonable out-of-pocket expenses, for its services, which sum is included in the $150,000 estimate described above.

The Greenway Technologies shareholders who are members of the Greenway Technologies Shareholder Committee will have the right to vote that the members of the Greenway Technologies Shareholder Committee shall be reimbursed for the above-described solicitation expenses.  If the shareholders vote to approve Proposal 3, the vote shall be binding on the newly elected board of directors of Greenway Technologies.

The Greenway Technologies shareholders are being asked to approve the reimbursement of the above-described solicitation expenses, as permitted by the proxy rules of the Securities and Exchange Commission, even if the exact amount of the solicitation expenses is not now known.

Vote Required

The affirmative vote of a majority of the votes present at the 2019 Special Meeting in person or by proxy and voting on the proposal is required to approve the reimbursement of the Greenway Technologies Shareholder Committee for all of its expenses in connection with the Notice and Proxy Statement.  The Greenway Technologies Shareholder Committee recommends that the shareholders vote “FOR” the approval of the reimbursement of the Greenway Technologies Shareholder Committee for all of its expenses in connection with the Notice and Proxy Statement.

RATIFICATION OF THE APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(PROPOSAL 4)

Subject to ratification by our shareholders, the Greenway Technologies new board of directors will appoint Soles, Heyn & Company LLC to serve as the Greenway Technologies’ independent public accounting firm for the fiscal year ended December 31, 2018.  Soles, Heyn & Company LLC have served as independent public accounting firm for Greenway Technologies since 2015.  Representatives of Soles, Heyn & Company LLC are not expected to be present at the 2019 Special Meeting.

Audit Fees

The aggregate fees billed by Soles, Heyn & Company LLC for professional services rendered for the audit of the Greenway Technologies annual financial statements for the fiscal years ended December 31, 2016, were $26,300, and December 31, 2017, were $28,700.

Audit-Related Fees

The aggregate audit-related fees billed by Soles, Heyn & Company LLC for professional services rendered for the audit of the Greenway Technologies annual financial statements for the fiscal years ended December 31, 2016, were $-0-, and December 31, 2017, were $-0-.

Tax Fees

The aggregate tax fees billed by Soles, Heyn & Company LLC for professional services rendered for tax services for the fiscal years ended December 31, 2016, were $-0-, and December 31, 2017, were $-0-.

All Other Fees

There were no other fees billed by Soles, Heyn & Company LLC for professional services rendered during the fiscal years ended December 31, 2016, and December 31, 2017, other than as stated under the captions Audit Fees, Audit-Related Fees, and Tax Fees.

Changes in Our Certifying Accountant

During the last two fiscal years, Greenway Technologies has had no disagreements with its accountants on accounting and financial disclosure.

The financial statements included in the 2017 Annual Report were audited by Soles, Heyn & Company LLC.

Vote Required

The affirmative vote of a majority of the votes present at the 2019 Special Meeting in person or by proxy and voting on the proposal is required to approve the ratification of Soles, Heyn & Company LLC as our independent public accounting firm.

After the election of the new board of directors described in Proposal 2, the new board will approve the appointment of Soles, Heyn & Company LLC as Greenway Technologies’ independent registered public accounting firm and recommends that the shareholders vote “FOR” the ratification of the appointment of Soles, Heyn & Company LLC as Greenway Technologies’ independent registered public accounting firm for the fiscal year ended December 31, 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Consulting Agreements

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

EXECUTIVE COMPENSATION

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Summary Compensation Table

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Outstanding Equity Awards at Fiscal Year-End

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Employment Agreements

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Director Compensation

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

Equity Compensation Plans

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

See the information contained in the Greenway Technologies 2017 Annual Report on Form 10-K/A, including the financial statements, schedules and list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018 which are attached to this Proxy Statement and incorporated herein by reference for all purposes.

FORM 10-K EXHIBITS

The Greenway Technologies Shareholder Committee has included with this Proxy Statement a copy of Greenway Technologies’ Form 10-K/A, the 2017 Annual Report, which is part of the Annual Report for the fiscal year ended December 31, 2017, including financial statements, schedules, and a list of exhibits, and the Greenway Technologies Form 10-Qs and Form 8-Ks for 2018.  The Greenway Technologies Shareholder Committee will mail without charge, upon written request, copies of Greenway Technologies’ Form 10-K exhibits.  Requests should be sent to Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com.  Greenway Technologies’ Form 10-K exhibits Form 10-Qs and Form 8-Ks for 2018 are also available, free of charge, at the Securities and Exchange Commission’s web site, www.sec.gov.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY
PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF GREENWAY TECHNOLOGIES SHAREHOLDERS

Shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act for inclusion in our Proxy Materials for our 2019 Special Meeting of Greenway Technologies Shareholders must be received by Mr. Richard Kaiser, our proxy coordinator, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone(757) 306-6090, or email him at yes@yesinternational.com.  The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled Annual Meeting.  The proposal must be received at our principal executive offices not less than 120 calendar days before the date of Greenway Technologies’ proxy statement released to the Greenway Technologies shareholders in connection with the previous year’s Annual Meeting.  However, if Greenway Technologies did not hold an Annual Meeting the previous year, or if the date of this year’s Special Meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before Greenway Technologies begins to print and send the Proxy Materials.  The deadline to submit a proposal for inclusion in our Proxy Materials for the 2019 Special Meeting has passed.

OTHER MATTERS

The Greenway Technologies Shareholder Committee knows of no other matters to be presented for shareholder action at the 2019 Special Meeting.  If, however, other matters do properly come before the 2019 Special Meeting or any adjournments or postponements thereof, the Greenway Technologies Shareholder Committee intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

The Greenway Technologies Shareholder Committee hopes that you will attend the 2019 Special Meeting.  Whether or not you plan to attend the 2019 Special Meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope, or vote via the Internet or by telephone at your earliest convenience.  If you attend the Special Meeting, you can still vote your stock personally even though you may have already sent in your proxy.

By Order of the Greenway Technologies Shareholder Committee,

/s/ David Deison,
Chairman of the Greenway Technologies Shareholder Committee

=================================================================================================================================================

PAPER GREEN PROXY CARD

2019 SPECIAL MEETING OF SHAREHOLDERS OF
GREENWAY TECHNOLOGIES, INC.

[April 4, 2019]

PROXY VOTING INSTRUCTIONS
INTERNET - Access “[www.yesinternational.com/shareholders/vote.htm]” and follow the on-screen instructions, and have your paper GREEN proxy card available when you access the web page.
TELEPHONE - Call toll-free (800) 631-8127 on a touch-tone telephone and follow the instructions and have your proxy card available when you call.

Vote online/phone until 11:59 p.m., Central Time, the day before the 2019 Special Meeting.

MAIL - Sign, date and mail your paper GREEN proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the 2019 Special Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

PROPOSAL 2	OTHER PROPOSALS	FOR	AGAINST	ABSTAIN

Election of Directors. To elect the seven Directors listed in the attached Proxy Statement (Proposal 2);

FOR ALL NOMINEES

 [   ] T. Craig Takacs

 [   ] D. Patrick Six

 [   ] David Deison

 [   ] William T. Dame

 [   ] Adam Becker

 [   ] James Newton

 [   ] Michael R. Warner

WITHHOLD AUTHORITY

FOR ALL NOMINEES    [   ]

FOR ALL EXCEPT

(See instructions below)

 [   ] T. Craig Takacs

 [   ] D. Patrick Six

 [   ] David Deison

 [   ] William T. Dame

 [   ] Adam Becker

 [   ] James Newton

 [   ] Michael R. Warner

If the current president of Greenway Technologies refuses to act as the chairman of the 2019 Special Meeting, to elect David Deison as the chairman of the 2019 Special Meeting (Proposal 1)

To approve the reimbursement of the Greenway Technologies Shareholder Committee for all of its expenses in connection with the Notice and Proxy Statement (Proposal 3);

Ratification of Appointment of Independent Registered Public Accounting Firm. To ratify the selection of Soles, Heyn & Company LLC as Greenway Technologies’ independent registered public accounting firm for the current fiscal year (Proposal 4); and

Other Business. To conduct such other business as may properly come before the 2019 Special Meeting or any adjournments thereof, including approving any such adjournment, if necessary.

		[ ] [ ] [ ] [ ]	[ ] [ ] [ ] [ ]	[ ] [ ] [ ] [ ]

INSTRUCTIONS: To Withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: [X]

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this paper GREEN proxy card.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE

Paper GREEN proxy card for 2019 Special Meeting of Shareholders

TO BE HELD ON [APRIL 4, 2019]

THIS PROXY IS SOLICITED ON BEHALF OF GREENWAY TECHNOLOGIES SHAREHOLDER COMMITTEE, A DISSIDENT GROUP OF SHAREHOLDERS

The undersigned, revoking all prior proxies, hereby appoint(s) David Deison, Michael R. Warner, D.D.S., Ph.D., and D. Patrick Six, and each of them, with full power of substitution, as proxies to represent and vote, as designated herein, all shares of Common Stock of Greenway Technologies, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2019 Special Meeting of Shareholders of Greenway Technologies to be held at [4:00 p.m., Central Time, on Apri 4, 2019], at the Holiday Inn located at 3005 Airport Freeway, Bedford, Texas 76021, and at any adjournment thereof.  In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournment thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this paper GREEN proxy card.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

 ==============================================================================================

EXHIBIT INDEX

FINANCIAL REPORTS AND DISCLOSURES

REPORTS	PAGE REFERANCES
FORM 10K/A – December 31, 2017	Pages K-1 to K-85
FORM 10-Q - March 31, 2018	Pages QM-1 to QM-58
FORM 10-Q - June 30, 2018	Pages QJ-1 to QJ-35
FORM 10-Q/A - September 30, 2018	Pages QS-1 to QS-35
FORM 8-K - March 8, 2018	Pages 8K-1 to 8K-4
FORM 8-K - March 21, 2018	Pages 8K-5 to 8K-13
FORM 8-K - May 5, 2018	Page 8K-14 to 8K-34

27

EXHIBIT- FORM 10K/A- Pages K1 to K-85

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________________________________

FORM 10-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________.

Commission File No. 000-55030

GREENWAY TECHNOLOGIES, INC.
(Exact name of issuer as specified in its charter)
Texas	90-0893594
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8851 Camp Bowie Blvd. West, Suite 240 Fort Worth, Texas (principal executive offices)	76116 (Zip Code)
Registrant’s telephone number, including area code: (817) 346-6900

Securities registered under Section 12(b) of the Exchange Act:	None

Securities registered under Section 12(g) of the Exchange Act:	Common stock, par value $0.0001 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12(b)-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant’s common stock held by non-affiliates of the registrant on June 30, 2017 reported on the OTCQB operated by The OTC Markets Group, Inc. on that date was approximately $40,315,332. Common stock held by each officer and director and by each person known to the registrant to own five percent or more of the outstanding common stock has been excluded in that those persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. At March 26, 2018, the registrant had outstanding 282,747,010 shares of common stock, par value $0.0001 per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In light of the risks and uncertainties inherent in all projected operational matters, the inclusion of forward-looking statements in this Form 10-K, should not be regarded as a representation by us or any other person that any of our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Form 10-K, as a result of certain risks and uncertainties including, but not limited to, our business reliance on third parties to provide us with technology, our ability to integrate and manage acquired technology, assets, companies and personnel, changes in market condition, the volatile and intensely competitive environment in the business sectors in which we operate, rapid technological change, and our dependence on key and scarce employees in a competitive market for skilled personnel. These factors should not be considered exhaustive; we undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Except for historical information, this report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our business strategy, future revenues and anticipated costs and expenses. Such forward-looking statements include, among others, those statements including the words “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances taking place after the date of this document.

Item 1.	Business.

The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources, should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report, which have been prepared assuming that we will continue as a going concern. As discussed in the condensed consolidated financial statements, our recurring net losses and inability to generate sufficient cash flows to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in the condensed consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our businesses. Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

Unless the context otherwise suggests, “we,” “our,” “us,” and similar terms in this report, as well as references to “UMED” and “Greenway Technologies,” all refer to Greenway Technologies, Inc, and our wholly-owned subsidiary, Greenway Innovative Energy, Inc., unless the context requires otherwise.

Company Overview

Greenway Technologies was originally incorporated as Dynalyst Manufacturing Corporation (“Dynalyst”) under the laws of the State of Texas on March 13, 2002.

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In connection with the merger with Universal Media Corporation (“UMC”), a Nevada corporation, on August 17, 2009, we changed our name to Universal Media Corporation. The transaction was accounted for as a reverse merger, and Universal Media Corporation was the acquiring company on the basis that Universal Media Corporation’s senior management became the entire senior management of the merged entity and there was a change of control of Dynalyst. The transaction was accounted for as recapitalization of Dyanlyst’s capital structure. In connection with the merger, Dynalyst issued 57,500,000 restricted common shares to the shareholders of Universal Media Corporation for 100% of Universal Media Corporation.

On August 18, 2009, Dynalyst approved the amendment of its articles of incorporation and filed with the Texas Secretary of State an amendment to change our name to Universal Media Corporation and approved the increase in authorized shares to 300,000,000 shares of common A stock, par value $0.0001 and 20,000,000 shares of common B, par value $0.0001.

On March 23, 2011, Universal Media Corporation approved the amendment of its articles of incorporation and filed with the Texas Secretary of State an amendment to change our name to UMED Holdings, Inc.

On June 22, 2017, Greenway Technologies, Inc. approved the amendment of our certificate of formation and filed on June 23, 2017, with the Texas Secretary of State, to change our name to Greenway Technologies, Inc.

GTL Technology

In August 2012, Greenway Technologies (formerly, UMED) acquired 100% of Greenway Innovative Energy, Inc. (“GIE”) which owns patents and trade secrets for a proprietary technology to convert natural gas into synthesis gas (“syngas”). Based on a new, breakthrough process called Fractional Thermal Oxidation™ (“FTO”), GIE’s G-Reformer™, combined with a Fischer-Tropsch (“FT”) process, offers an economical and scalable method to converting natural gas to liquid fuel (the “GTL Technology”).

On June 26, 2017, Greenway Technologies, in conjunction with the University of Texas at Arlington (“UTA”), announced that it had successfully demonstrated its GTL technology at the Conrad Greer Laboratory at UTA proving the viability of the GTL Technology. Greenway Technologies now plans to commercialize the GTL Technology and is in discussions with several oil and gas companies, and other individuals and organizations regarding joint venture funding for its first GTL plant using our proprietary processes. Should an agreement be made, the joint venture relationship will provide funding at a level of $15M to $30M with an ongoing profit-sharing arrangement between Greenway Technologies and the joint venture partner. Our GTL Technology is unique in that it allows for plants with a smaller footprint, versus legacy large-scale technologies, combined with lower up-front and ongoing costs.

One of several important applications for our GTL Technology is the harvesting of stranded natural gas. There is an abundance of stranded natural gas located throughout the United States and the world with no practical way to transfer the gas to existing distribution systems for sale. This valuable energy resource sits untapped, unused, or more harmfully, is vented to the atmosphere. Our GTL Technology allows this valuable energy resource to be harvested and monetized.

Greenway Technologies’ breakthrough patented GTL Technology offers a solution to this energy challenge. Our system allows for relatively small by comparison, scalable plants, to be deployed at geographically dispersed locations to convert natural gas into synthetic fuel that is transportable and can be sold directly to markets without the need for additional processing at a refinery.

Our research has been centered on developing a production-scale FT system (“the Technology”) to accommodate the needs of smaller gas plays that are increasingly beginning to characterize natural gas production within the United Stated and elsewhere. We are currently seeking funding of $20M to build the initial GTL plant.

Besides the fuel products, the Company will produce water and can produce electricity using the heat from the G-reformer.

Since March 1, 2016, we have raised approximately $3,746,750 and have built a small-scaled prototype unit at UTA, pursuant to an SRA with UTA.

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Mining Interest

In December 2010, UMED acquired the mineral mining rights to approximately 1,440 acres of BLM placer mining claims in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. We staked the claims in September 2011, and, since then, have maintained them and plan to establish an exploration and development plan, when capital is available. We plan to drill test holes and test the samples on our claims to determine the potential value of the various metals that may be located on the claims. Early indications, from samples taken and processed, provides reason to believe that the potential recovery value of the metals located on the 1,440 acres is significant, but actual mining and processing will determine the ultimate value which may be realized. Funding of $500,000 is being sought to begin certified assaying, to determine the viability of continued development of our mining claims. However, it should be noted that at no time has Greenway Technologies been a mining operator.

Going Concern

As shown in the accompanying consolidated financial statement, the Company has liabilities in excess of assets by $2.8 million as of December 31, 2017. During the twelve months ended December 31, 2017, we used net cash of $2,230,759 for operating activities. Our ability to continue as a going concern is in doubt and dependent upon necessary capital and financing to fund ongoing our operations and achieving a profitable level of operations. We do not have the financial resources and do not have any commitments for funding from unrelated parties or any other firm agreements that will provide working capital to our business segments. We cannot give any assurance that we will locate any funding or enter into any agreements that will provide the required operating capital. We have been depended on the sale of equity and advances from shareholders to provide it with working capital to date.

These factors raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm issued a going concern qualification in their report dated April 4, 2018, which raises substantial doubt about our ability to continue as a going concern.

While we are attempting to commence operations and generate revenues, our cash position may not be sufficient to support our daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement our business plan and generate revenues provides the opportunity for the registrant to continue as a going concern. While we believe in the viability of our strategy to generate revenues and in our ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon the implementation of our business plan and generate revenues.

Risks Related to Our Proposed GTL Operations

We are affected by the risks faced by natural gas owners who we expect will be our future customers. Our prospective customers are engaged in economically sensitive and competitive businesses. As a result, we will be indirectly affected by all the risks facing natural gas owners, which are beyond our control. Our results of operations will depend, in part, on the financial strength of our customers and our customers’ ability to compete effectively in the marketplace and manage their risks. Many of these risks are discussed below.

Our Legal Rights and Remedies are Uncertain in the Event of a Default by a Joint Venture Partner. In the event we are required to take any legal action under a joint venture agreement, such as to repossess our equipment, we would be required to do so in the courts, and under the laws, of the country where the equipment is located. The legal systems of foreign countries may not allow for the repossession of equipment as quickly and as cost-effectively as in the U.S., with the result that we may face greater delays and expenses in exercising any rights under our joint venture agreement. Consequently, losses due to a default by a lessee may be greater than otherwise would be the case.

Competition

We believe that existing and new competitors will continue to improve their GTL offerings and introduce new GTL methods with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. Our competitors could develop a

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more efficient GTL product or undertake more aggressive and costly marketing campaigns than ours, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition. Important factors affecting our ability to compete successfully include:

•	Sales and marketing efforts;
•	Rapid and effective development of new, unique GTL techniques; and
•	Pricing.

In periods of reduced demand for our GTL Technology, we can either choose to maintain market share by reducing our prices to meet competition or maintain prices, which would likely sacrifice market share. Sales and overall profitability could be reduced in either case. In addition, if competitors enter our existing markets, we may be unable to compete successfully against existing or new competition.

Most of our potential competitors have far greater resources than we have and have far greater experience in the GTL industry than we possess.

Currently, there is significant competition for personnel and financial capital to be deployed in the oil and gas extraction industries and mining and mineral extraction industries. Therefore, it is difficult for smaller companies such as Greenway Technologies to attract investment for its various business activities. We cannot give any assurances that we will be able to compete for capital funds, and without adequate financial resources management cannot assure that we will be able to compete in our business activities.

Patents and Intellectual Property

As of December 31, 2017, GIE, our wholly-owned subsidiary, owns United States Patents Nos. 8,574,501 B1 and 8,795,597 B2 covering its mobile GTL conversion technology for the purpose of converting natural gas to clean synthetic fuels.

In the United States, a patent’s term may be up to 21 years if the earliest claimed filing date is that of a provisional application. Other legal provisions may, however, shorten or lengthen a patent’s term. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent. Alternatively, a patent’s term may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

GIE also owns a provisional patent for its G-Reformer™ front-end reforming process.

Impact of Inflation

We are affected by inflation along with the rest of the economy. Specifically, our costs to complete our proposed GTL units could rise if specific components needed see a rise in cost.

Adequacy of Working Capital

We will apply great efforts to raise through equity or debt offerings what we feel is sufficient working capital for our intended business plan by various means. If we are not able to raise additional capital, we would not be able to continue operations and our business may fail.

Disruptions in the financial markets could have an adverse effect on our ability to raise additional financing. To properly deploy our GTL Technology, we will need to construct GTL units. We currently do not have any arrangements to obtain debt or equity capital to finance the construction of GTL units, and if we do not obtain such capital we may be unable to expand our anticipated operations. Severe disruptions in the commercial credit markets in the recent past have resulted in a

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tightening of credit markets worldwide. Liquidity in the global credit markets was severely contracted by these market disruptions, making it difficult and costly to obtain new lines of credit or to refinance existing debt. The effect of these disruptions was widespread and difficult to quantify. While economic conditions have recently improved, that trend may not continue and the extent of the current economic improvement is unknown. Any future disruptions in the commercial credit markets may impact liquidity in the global credit market as greatly, or even more, than in recent years.

Our business and financing plan may be dependent upon completion of future financings. If the credit environment worsens, it may be difficult to obtain any additional financing on acceptable terms, which could have an adverse effect on our ability to complete our planned projects, and as a consequence, our results of operations and business plans. Should general economic conditions not improve, if we are unable to obtain sufficient funding such that completion of planned projects is not probable, or should management decide to abandon certain projects, all or a portion of our investment to date in our planned projects could be lost and would result in an impairment charge.

Our Financial Results May Be Affected by Factors Outside of Our Control

We will be unable to pay our obligations in the normal course of business or service our debt in a timely manner throughout 2018 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

Greenway Technologies is currently evaluating strategic alternatives that include the following: (i) raising of capital, or (ii) issuance of debt instruments. This process is ongoing and can be lengthy and has inherent costs. There can be no assurance that the exploration of strategic alternatives will result in any specific action to alleviate our 12 month working capital needs or result in any other transaction.

We currently have a need of approximately $150,000 per month to sustain operations and to pay UTA for the SRAs until our first GTL unit is completed and deployed.

Our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Our anticipated expense levels are based, in part, on our estimates of future revenues and may vary from projections. We may be unable to adjust spending rapidly enough to compensate for any unexpected revenues shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would materially and adversely affect our business, operating results, and financial condition. Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance.

Key Personnel

Our future financial success depends to a large degree upon the personal efforts of our key personnel, D. Patrick Six, our chairman, president, chief financial officer, and director, Raymond Wright, our corporate secretary officer, and director, and president of GIE, our subsidiary, and Thomas Phillips, the vice president of operations of GIE, all of whom will play a major role in securing the services of those persons who can develop our business strategy upon receipt of sufficient funds to pay for such services either from success through receipt of funds from earnings, borrowing or sales of our securities. Greenway Technologies has only one employee, D. Patrick Six, at the date of this report. GIE has two employees, Raymond Wright and Thomas Phillips, at the date of this report. We do not have any other employees at this time. In the future, when we need other persons for aspects of our GTL work and other functions, we will hire persons under service agreements as consultants, part-time and full-time employees as necessary. While we intend to employ additional personnel in order to minimize the critical dependency upon any one person, there can be no assurance that we will be successful in attracting and retaining the persons needed. We do not have any arrangements for the hiring of any persons at this time. We do not anticipate any difficulty in securing the services of required personnel.

Consultants

We plan to use outside consultants to perform the engineering and design work on the GTL Technology, until such time as capital funds are available to hire in-house staff. In that regard we have Sponsored Research Agreements with UTA

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 for catalyst and heat exchange research and have contracted with UTA to build a small-scale GTL unit at the university. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Consulting Agreements.”

Adequacy of Working Capital

We hope to generate sufficient capital to fund our business plan through investments in our securities, revenues from operations, or borrowings. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing Activities.” If we are not able to raise additional capital as described above, we would not be able to continue and our business would fail. As of the date of this report, we do not have any commitments for financing.

Transfer Agent

Our transfer agent is Transfer Online, Inc. whose address is 512 SE Salmon Street, Portland, Oregon 97214-3444, 2nd Floor, telephone number (503) 227-2950.

Company Contact Information

Greenway Technologies has its corporate offices at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, and telephone number (817) 346-6900. Our wholly-owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”), has offices at 1521 North Cooper Street, Suite 207, Arlington, Texas 76011. Our Internet website is www.gwtechinc.com. The information contained in our Internet website shall not be deemed to constitute a part of this report.

Item 1A.	Risk Factors.

Risks Relating to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We are a development stage company and have a limited operating history upon which you can evaluate our business and prospects. We have yet to develop sufficient experience regarding actual revenues to be received from our GTL Technology. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

We need additional financing to implement our business plan.

To undertake the full commercialization program for our GTL Technology in a manner that not only introduces GTL Technology across the United States, but also allows Greenway Technology to move aggressively and decisively into the marketplace to establish our GTL Technology, we will need additional financing. We will need substantial additional funds to:

•	Construct our first full-scale 125 barrel per day GTL unit, currently estimated at $15 million;
•	File, prosecute, defend and enforce our intellectual property rights; and
•	Produce and market our GTL units.

We may not be able to secure future funding on favorable terms or at all. If additional funding is not obtained, we will need to reduce, defer or cancel the construction of our full-scale GTL unit, planned initiatives, or overhead expenditures to the extent necessary. The failure to fund our full-scale GTL unit could have a material adverse effect on our business, financial

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 condition and results of operations. Moreover, the sale of additional equity securities to raise financing could result in additional dilution to our shareholders and the incurrence of indebtedness would result in increased debt service obligations that could result in operating and financing covenants that would restrict our future operations.

Our GTL Technology is subject to the changing applicable laws and regulations.

Our business is particularly subject to changing federal and state laws and regulations with respect to the oil and gas and mining industry. Our success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes.

We may encounter substantial competition in our business and failure to compete effectively may adversely affect our ability to generate revenue.

We believe that existing and new competitors will continue to improve their GTL offerings and introduce new GTL methods with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. Our competitors could develop a more efficient GTL product or undertake more aggressive and costly marketing campaigns than ours, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition. Important factors affecting our ability to compete successfully include:

•	Sales and marketing efforts;
•	Rapid and effective development of new, unique GTL techniques; and
•	Pricing.

In periods of reduced demand for our GTL Technology, we can either choose to maintain market share by reducing our prices to meet competition or maintain prices, which would likely sacrifice market share. Sales and overall profitability could be reduced in either case. In addition, if competitors enter our existing markets, we may be unable to compete successfully against existing or new competition.

Establishing our revenues and achieving profitability will depend on our ability to develop and commercialize our GTL Technology.

Much of our ability to establish revenues and to achieve profitability and positive cash flows from operations will depend on the successful introduction of our GTL Technology. Our prospective customers will not use our GTL Technology unless they determine that the benefits provided by our GTL Technology are greater than those available from competing service providers. Even if the advantage from our GTL Technology is established, prospective customers may elect not to use our GTL Technology for a variety of reasons.

We may be required to undertake time-consuming and costly development activities and seek regulatory clearance or approval for new GTL Technology. The completion of the development and commercialization of our GTL Technology remains subject to all of the risks associated with the commercialization of a GTL Technology based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development.

We rely on the services of certain key personnel.

Our business relies on the efforts and talents of our management team. The loss of their services could adversely affect the operations of our business and could have a very negative impact on our ability to fulfill on our business plan.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to improve our GTL Technology and implement our business objectives could be adversely affected.

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 If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and senior personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior personnel or attract and retain high-quality senior executives or senior personnel in the future. Such failure could materially and adversely affect our future growth and financial condition.

We may have difficulty in attracting and retaining management and outside independent directors to our board of directors as a result of their concerns relating to their increased personal exposure to lawsuits and shareholder claims by virtue of holding these positions.

The directors and management of companies are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims which may be made against them, particularly in view of recent changes in securities laws imposing additional duties, obligations and liabilities on management and directors. Due to these perceived risks, directors and management are also becoming increasingly concerned with the availability of directors’ and officers’ liability insurance to pay on a timely basis the costs incurred in defending such claims. We currently carry directors’ and officers’ liability insurance. Directors’ and officers’ liability insurance has recently become much more expensive and difficult to obtain. If we are unable to continue or provide directors’ and officers’ liability insurance at affordable rates or at all, it may become increasingly more difficult to attract and retain qualified outside directors to serve on our board of directors.

We may lose potential independent board members and management candidates to other companies that have greater directors’ and officers’ liability insurance to insure them from liability or to companies that have revenues or have received greater funding to date which can offer more lucrative compensation packages. The fees of directors are also rising in response to their increased duties, obligations and liabilities as well as increased exposure to such risks. As a company with limited operating history and resources, we will have a more difficult time attracting and retaining management and outside independent directors than a more established company due to these enhanced duties, obligations and liabilities.

Our future success relies upon our proprietary GTL Technology. We may not have the resources to enforce our proprietary rights through litigation or otherwise. The loss of exclusive right to our GTL Technology could have a material adverse effect on our business, financial condition and results of operations.

We believe that our GTL Technology does not infringe upon the valid proprietary rights of others. Even so, third parties may still assert infringement claims against us. If infringement claims are brought against us, we may not have the financial resources to defend against such claims or prevent an adverse judgment against us. In the event of an unfavorable ruling on any such claim, a license or similar agreement to utilize the intellectual property rights in question relied upon by us in the conduct of our business may not be available to us on reasonable terms, if at all.

Operating hazards and insurance.

The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases. If any of these should occur, we could incur legal defense costs and could suffer substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations.

We will carry a comprehensive general liability umbrella policy and a pollution liability policy and will provide workers’ compensation insurance coverage to employees in all states in which we operate. While we believe these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, our insurance may not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows. Our insurance coverage may not be sufficient to cover every claim made against us or may not be commercially available for purchase in the future.

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Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

Since we were formed on March 13, 2002, we only have a limited operating history. We cannot forecast with any degree of certainty whether our GTL Technology will generate revenue or the amount of revenue to be generated by our GTL Technology. In addition, we cannot predict the consistency of our quarterly operating results. Factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

•	Our ability to attract new and repeat customers;
•	Our ability to keep current with the evolving requirements of our target market;
•	Our ability to protect our proprietary GTL Technology;
•	The ability of our competitors to offer new or enhanced GTL services; and
•	Unanticipated delays or cost increases with respect to research and development.

Acts of terrorism, responses to acts of terrorism and acts of war may impact our business and our ability to raise capital.

Future acts of war or terrorism, national or international responses to such acts, and measures taken to prevent such acts may harm our ability to raise capital or our ability to operate, especially to the extent we depend upon activities conducted in foreign countries. In addition, the threat of future terrorist acts or acts of war may have effects on the general economy or on our business that are difficult to predict. We are not insured against damage or interruption of our business caused by terrorist acts or acts of war.

We may fail to establish and maintain strategic relationships.

We believe that the establishment of strategic partnerships will greatly benefit the growth of our business, and the deployment of our GTL Technology, and we intend to seek out and enter into strategic alliances. We may not be able to enter into these strategic partnerships on commercially reasonable terms, or at all. Even if we enter into strategic alliances, our partners may not attract significant numbers of customers or otherwise prove advantageous to our business. Our inability to enter into new relationships or strategic alliances could have a material and adverse effect on our business.

Legislative actions and potential new accounting pronouncements are likely to impact our future financial position and results of operations.

There have been regulatory changes, and there may potentially be new accounting pronouncements or additional regulatory rulings, which will have an impact on our future financial position and results of operations. These and other potential changes could materially increase the expenses we report under accounting principles generally accepted in the United States, and adversely affect our operating results.

Risks Relating to Our Mining Properties

As we discussed above, although we still own our mining properties, we do not currently conduct operations. However, there are still some risks associated with our mining properties, including those risks described below.

We have had no revenue to date from our mining properties, which may negatively impact our ability to achieve our business objectives.

Since acquiring our mining properties in December 10, we have not conducted any mining operations and have not generated any revenues. We do not have any operating history as a mining company upon which to base an evaluation of our current business and future prospects.

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Our mining properties do not have any known reserves.

None of the properties in which we have an interest have any known reserves. To date, we have engaged in only limited preliminary exploration activities on the properties. Accordingly, we do not have sufficient information upon which to assess the ultimate success of our exploration efforts.

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause us to lose our rights in mineral properties and jeopardize our business operations.

Our mineral properties consist of mineral rights on Bureau of Land Management (“BLM”), a department of the United States Government. Our mining properties in the United States are mining claims located on lands administered by the U.S. Bureau of Land Management (“BLM”), to which we have only mining rights to recover minerals. The mining claims are renewable annual and if not paid revert back to the BLM. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record. We believe a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, and this uncertainty is inherent in the mining industry.

The present status of our mining claims located on BLM lands allows us the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. We also are generally allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States due to failure to comply with statutory requirements. Prior to 1994, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the Federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1994, through federal legislation restricting the BLM from accepting any new mineral patent applications. There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing production, exploration and development programs.

We are required to share our profits derived from properties in which we do not own 100% fee title.

Under BLM law, we are required to pay the BLM 10% of revenues derived from sales of minerals from the leased property.

Risks Relating to Our Stock

Voting control of our shares is possessed by our management team. Additionally, this concentration of ownership could discourage or prevent a potential takeover of Greenway Technologies that might otherwise result in your receiving a premium over the market price for your shares.

D. Patrick Six, Raymond Wright, Craig Takacs, Kevin Jones, Ransom Jones, Kent Harer, and Thomas Phillips, the management team of Greenway Technologies, and its subsidiary, GIE, own approximately 20.59% of our outstanding shares. As a result, our management team has the power to significantly influence all matters submitted to our shareholders for approval and to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control. Additionally, this concentration of voting power could discourage or prevent a potential takeover of Greenway Technologies that might otherwise result in your receiving a premium over the market price for your shares. See “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

We may need to raise additional capital. If we are unable to raise necessary additional capital, our business may fail or our operating results and our share price may be materially adversely affected.

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 Because we have no record of profitable operations, we need to secure adequate funding. If we are unable to obtain adequate funding to construct our first full-scale GTL unit, we may not be able to successfully develop and market our GTL Technology and our business will most likely fail. We do not have any commitments for financing. To additional financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding securities. We may be unable to secure additional financing on favorable terms or at all.

Selling additional shares, either privately or publicly, would dilute the equity interests of our shareholders. If we borrow money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations, which would have a material negative effect on operating results and most likely result in a lower share price.

Even though our shares are publicly traded, an investor’s shares may not be “free-trading.”

Investors should understand that their shares of our common stock are not “free-trading” merely because Greenway Technologies is a publicly-traded company. In order for the shares to become “free-trading,” the shares must be registered, or entitled to an exemption from registration under applicable law.

The market price for our common stock will most likely continue to be particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of net revenues which could lead to wide fluctuations in our share price. The price at which you purchased our common stock may not be indicative of the price that will prevail in the trading market.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price.

Secondly, we are a speculative or “risky” investment due to our lack of current revenues. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

An investor may be unable to sell his common stock at or above his purchase price, which may result in substantial losses to the investor.

The following factors may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain the current market price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

We may need to raise additional capital. If we are unable to raise necessary additional capital, our business may fail or our operating results and our stock price may be materially adversely affected.

We need to secure adequate funding. We hope to be able to fund our business through the revenues from operations. If our revenues are insufficient, we will need to raise the necessary capital through equity or debt offerings, which may reduce the value of our outstanding securities. We may be unable to secure additional financing on favorable terms or at all.

Selling additional shares of our common stock, either privately or publicly, would dilute the equity interests of our shareholders. If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail our operations and our business would fail.

K-11

Volatility in our share price may subject Greenway Technologies to securities litigation.

There is only a limited current market for our shares. In the future, the market for our shares will likely be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share prices will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our issuance of additional common stock in exchange for services or to repay debt would dilute a shareholder’s proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

Our board of directors may generally issue shares of common stock to pay for debt or services, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will issue additional securities to pay for services and reduce debt in the future.

Absence of dividends.

We have never paid or declared any dividends on our common stock. Likewise, we do not anticipate paying, in the near future, dividends or distributions on our common stock or our common stock which may be sold in the future. Any dividends will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, our financial requirements for future operations and growth, and other facts as we may then deem appropriate.

Our directors have the right to authorize the issuance of additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our certificate of formation and without further action by our shareholders, have the authority to issue shares of common stock from time to time. Should we issue additional shares of our common stock at a later time, each shareholder’s ownership interest in our stock would be proportionally reduced. No shareholder will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

If we fail to remain current in our reporting requirements, we could be removed from the OTCQB, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the OTCQB must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTCQB. If we fail to remain current in our reporting requirements, we could be removed from the OTCQB.

Our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission, and the trading market in our common stock will be limited, which would make transactions in our stock cumbersome and may reduce the investment value of our stock.

The term “penny stock” generally refers to a security issued by a very small company that trades at less than $5.00 per share. Penny stocks generally are quoted over-the-counter, such as on the OTCPK or OTCQB which are owned by OTC Markets Group, Inc. (our shares are traded on the OTCQB); penny stocks may, however, also trade on securities exchanges, including foreign securities exchanges. In addition, the definition of penny stock can include the securities of certain private companies with no active trading market.

K-12

 Penny stocks may trade infrequently, which means that it may be difficult to sell penny stock shares once you own them. Moreover, because it may be difficult to find quotations for certain penny stocks, they may be difficult, or even impossible, to accurately price. For these, and other reasons, penny stocks are generally considered speculative investments. Consequently, investors in penny stocks should be prepared for the possibility that they may lose their whole investment (or an amount in excess of their investment if they purchased penny stocks on margin).

Because of the speculative nature of penny stocks, Congress prohibited broker-dealers from effecting transactions in penny stocks unless they comply with the requirements of Section 15(h) of the Exchange Act and the rules thereunder. These SEC rules provide, among other things, that a broker-dealer must (1) approve the customer for the specific penny stock transaction and receive from the customer a written agreement to the transaction; (2) furnish the customer a disclosure document describing the risks of investing in penny stocks; (3) disclose to the customer the current market quotation, if any, for the penny stock; and (4) disclose to the customer the amount of compensation the firm and its broker will receive for the trade. In addition, after executing the sale, a broker-dealer must send to its customer monthly account statements showing the market value of each penny stock held in the customer's account.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;
•	Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
•	The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Item 1B.	Unresolved Staff Comments.

None.

Intentionally Left Blank

K-13

Item 2.	Properties.

Our principal office is at 8851 Camp Bowie Boulevard West, Suite 240, Fort Worth, Texas 76116, where we lease approximately 1,800 square feet of office space, at a rate of $2,417 per month. GIE rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month. We believe that all of our facilities are adequate for at least the next 12 months. We expect that we could locate other suitable facilities at comparable rates, should we need more space.

Greenway Technologies has staked 72 placer mining claims in Mohave County, Arizona on BLM land (BLM file no. AMC 403533) covering approximately 1,440 acres in Mohave County southeast of Kingman, Arizona.

A description of our mining properties is included in “Item 1. Business” and is incorporated herein by reference. We believe that we have satisfactory title to our mining properties, subject to liens for taxes not yet payable, liens incident to minor encumbrances, liens for credit arrangements and easements and restrictions that do not materially detract from the value of these properties, our interests in these properties, or the use of these properties in a business. We believe that the mining properties are adequate and suitable for the conduct of a mining business in the future.

A patented mining claim is one which the federal government has passed title to the claimant, making the claimant the owner of the surface and mineral rights. An unpatented mining claim is one which is still owned by the federal government, but which the claimant has a right to possession to extracted minerals, provided the land is open to mineral entry.

Item 3.	Legal Proceedings.

The Company has been named as a co-defendant in an action brought against the Company and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed loan. Management does not believe the ultimate resolution will have an adverse impact on the Company’s financial condition or results of operations.

On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein we sold our shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants defaulted in their payment obligations under Settlement and Mutual Release Agreement. Due to the bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

K-14

On September 14, 2017, in The Third Judicial District Court of Salt Lake City, Utah, Tonaquint, Inc., a Utah corporation, filed suit against Greenway Technologies, Inc. (F.K.A. UMED Holdings, Inc.) under Case No. 170905756. Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) between Tonaquint and Greenway Technologies, Tonaquint acquired a Convertible Promissory Note (the “Note”), issued by UMED, and a Warrant to Purchase Shares of Common Stock (the “Warrant”). The suit asserts that the Warrant allegedly provided Tonaquint with the right to purchase at any time on or after September 18, 2014, a number of fully paid and non-assessable shares of UMED's common stock equal to $47,400 divided by the Market Price (as defined in the Note, as of September 18, 2014), as such number may be adjusted from time to time pursuant to the terms and conditions of the Warrant. As of the date of this report, the parties have agreed to settle the dispute by a dismissal of this action with prejudice in return for a mutual release of claims and a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

As of the date of this report, we are not aware of any other asserted or unasserted claims. Management will seek to minimize further disputes but recognizes the inevitability of legal action in today’s business environment as an unfortunate price of conducting business.

Item 4.	(Removed and Reserved).

Not applicable.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has trades on the OTCQB, under the symbol “GWTI.”

The following table sets forth the high and low bid prices for our common stock on the OTCQB as reported by various market makers. The quotations do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily reflect actual transactions.

	High	Low
Fiscal 2015 Quarter Ended:
March 31, 2015	$0.2300	$0.1201
June 30, 2015	$0.18875	$0.1000
September 30, 2015	$0.2000	$0.1001
December 31, 2015	$0.1400	$0.0510

Fiscal 2016 Quarter Ended:
March 31, 2016	$0.0650	$0.0650
June 30, 2016	$0.1000	$0.0610
September 30, 2016	$0.2000	$0.2000
December 31, 2016	$0.1400	$0.1100

Fiscal 2017 Quarter Ended:
March 31, 2017	$0.1500	$0.9500
June 30, 2017	$0.3600	$0.1200
September 30, 2017	$0.2500	$0.1000
December 31, 2017	$0.1400	$0.0799

As of December 31, 2017, we had 287,681,826 shares of our common stock outstanding. Our shares of common stock are held by approximately 498 shareholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of our common stock whose shares are held in the names of various securities brokers, dealers, and registered clearing agencies.

K-15

Dividends

We have not paid or declared any dividends on our common stock, nor do we anticipate paying any cash dividends or other distributions on our common stock in the foreseeable future. Any future dividends will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, if any, our financial requirements for future operations and growth, and other facts as our board of directors may then deem appropriate.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Recent Sales of Unregistered Securities

On the dates specified below, we have issued shares of our common stock to various parties:

•	During the three months ended December 31, 2017, the Company issued 2,200,000 shares of restricted class A common stock to four individuals through private placements for cash of $220,000 at average of $0.10 per share.

•	During the three months ended December 31, 2017, the Company issued 3,050,000 shares of restricted class A common stock for consulting services at average price of $0.094 per share.

•	During the period from January 1, 2018 to March 31, 2018, the Company issued 5,065,000 shares of restricted class A common stock to 19 individuals through private placements for cash of $526,500 at average of $0.104 per shares.

Our unregistered securities were issued in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 506(3) of Regulation D promulgated under the Securities Act. Each investor took his securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our securities. Our securities were sold only to an accredited investor and current shareholders as defined in the Securities Act with whom we had a direct personal preexisting relationship, and after a thorough discussion. Each certificate contained a restrictive legend as required by the Securities Act. Finally, our stock transfer agent has been instructed not to transfer any of such securities, unless such securities are registered for resale or there is an exemption with respect to their transfer.

All of the above described investors who received shares of our common stock were provided with access to our filings with the SEC, including the following:

•	The information contained in our annual report on Form 10-K under the Exchange Act.
•	The information contained in any reports or documents required to be filed by Greenway Technologies under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.
•	A brief description of the securities being offered, and any material changes in our affairs that were not disclosed in the documents furnished.
Item 6.	Selected Financial Data.

Not applicable.

K-16

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT ON FORM 10-K.

The following discussion reflects our plan of operation. This discussion should be read in conjunction with the financial statements which are attached to this report. This discussion contains forward-looking statements, including statements regarding our expected financial position, business and financing plans. These statements involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the headings “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise suggests, “we,” “our,” “us,” and similar terms in this report, as well as references to “UMED” and “Greenway Technologies,” all refer to Greenway Technologies, Inc, and our wholly-owned subsidiary, Greenway Innovative Energy, Inc., unless the context requires otherwise.

GTL Technology

Our research has been centered on developing a movable production-scale FT system (the “Technology”) to accommodate the needs of smaller gas plays that are increasingly beginning to characterize natural gas production within the United States and elsewhere. Based on preliminary estimates with new, improved and more efficient technology than previously projected, Greenway Technologies is currently seeking funding of $15 million in conjunction with a joint venture partner to manufacture an initial (125 barrel per day) GTL unit. Locations are currently being reviewed for the first several 125 barrels per day units. The GTL unit will be composed of GIE’s G-Reformer™ on the front end to produce the syn -gas that will be processed by the FT section and the resulting liquid will be separated into diesel, jet fuel and other products in the fractionation tower.

We have completed a small-scale GTL unit at UTA in conjunction with an SRA agreement and are now seeking financing to construct the initial GTL field unit.

Mining Interest

In December 2010, Greenway Technologies acquired the rights to approximately 1,440 acres of placer mining claims in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. Actual mining and processing will determine the ultimate value of the holdings. Our current expectations are that we will need approximately $2,000,000, to begin certified assaying ($500,000), develop a mining plan with the BLM ($500,000) and acquire exploration equipment ($1,000,000). The total requirement will not be known until reports from a consulting geologist are received. Since we have not produced any revenues from our BLM mining leases since our acquisition of the leases, achieving a position of producing cash flow levels to fund the development of our BLM mining leases and not having current resources for an appraisal, we recognized an impairment charge of $100,000 during the year ended December 31, 2014.

Going Concern

We remain dependent on outside sources of funding for continuation of our operations. Our independent registered public accounting firm issued a going concern qualification in their report dated April 4, 2018, which raises substantial doubt about our ability to continue as a going concern.

	2017	2016
Net loss	$(9,147,397)	$(2,018,704)
Cash flow (negative) from operations	(2,226,753)	(1,845,765)
Negative working capital	(2,748,201)	(2,422,202)
Stockholders' deficit	(2,812,201)	(2,416,853)

K-17

As of December 31, 2017, Greenway Technologies has liabilities in excess of assets by $2.8 million. Also, during the year ended December 31, 2017, we used net cash of $2,230,759 for operating activities. These factors raise substantial doubt about our ability to continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. The financial statements contained herein do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future.

The Company is in discussions with several oil and gas companies and other organizations regarding joint venture funding for its first gas-to-liquids (GTL) plant using the Company’s unique GTL system. Should an agreement be made, the joint venture relationship will provide funding at a level of $20M with an ongoing profit-sharing arrangement between the Company and the partner organizations and/or individuals with an economic profile previously not achievable in the GTL industry segment. While there are no assurances that financing for the first plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to shepherd this revolutionary GTL system into production. Several alternate paths are under consideration in conjunction with the joint venture/profit sharing approach.

Our ability to achieve profitability will depend upon our ability to finance, manufacture and market/operate GTL units. Our growth is dependent on attaining profit from our operations and our raising additional capital either through the sale of stock or borrowing. There is no assurance that we will be able to raise any equity financing or sell any of our products at a profit. We will be unable to pay our obligations in the normal course of business or service our debt in a timely manner throughout 2018 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

Greenway Technologies is currently evaluating strategic alternatives that include the following: (i) raising of capital, or (ii) issuance of debt instruments. This process is ongoing and can be lengthy and has inherent costs. There can be no assurance that the exploration of strategic alternatives will result in any specific action to alleviate our 12 month working capital needs or result in any other transaction.

Greenway Technologies currently has a need of approximately $150,000 per month to sustain operations and pay the University of Texas at Arlington (UTA) Sponsored Research Agreements until the first gas to liquids (“GTL”) Unit is completed. We will be unable to pay our obligations in the normal course of business or service our debt in a timely manner throughout 2017 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

While we are attempting to commence operations and generate revenues, our cash position may not be significant enough to support our daily operations. Management intends to raise additional funds by way of an offering of our securities. Management believes that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for Greenway Technologies, Inc. to continue as a going concern. While we believe in the viability of our strategy to generate revenues and in our ability to raise additional funds, we may not be successful. Our ability to continue as a going concern is dependent upon our capability to further implement our business plan and generate revenues.

Results of Operations

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016.

We had no revenues for consolidated operations for the years ended December 31, 2017 and 2016. We reported consolidated net losses during the years ended December 31, 2017, and December 31, 2016, of $9,056,153 and $2,018,074, respectively.

K-18

 The following table summarizes consolidated operating expenses and other income and expenses for the years ended December 31, 2017, and December 31, 2016:

	2017	2016
General and administrative	$8,262,988	$1,050,101
Research and development	$867,052	$967,348
Depreciation and amortization	$349	$396
Gain from debt forgiveness	0	$30,076
Gain (loss) on derivative	($15,933)	($7,129)
Net interest expense (income)	$(1,075)	($14,676)
Loss on debt settlement	0	($8,500)

Operating Expenses. During the year ended December 31, 2017, operating expenses increased to $9,130,389 as compared to $2,017,845 for the year ended December 31, 2016. The increase was due primarily increase of stock-based compensation to $5,650,938 for the year ended December 31, 2017, compared to $41,280 for the year ended December 31, 2016 and $1,412,286 recorded as settlements of shareholder disputes in the year ended December 31, compared to $8,500 in the year ended December 31, 2016. Major operating expense categories consisted of the following from year to year;

  Officer Compensation. During the year ended December 31, 2017, officer compensation (including Greenway Innovative Energy, Inc. executive) increased to $3,645,000 (inclusive of $3,290,000 of stock-based compensation) as compared to $456,500 (inclusive of $37,500 of stock-based compensation) for the year ended December 31, 2016. Officer compensation increased due to $3,290,000 in stock-based compensation.
  Consulting Fees. During the year ended December 31, 2017, consulting expense increased to $234,950 as compared to $214,460 for the year ended December 31, 2016. The increase was primarily the result of consultants added for the Greenway Technologies GTL project.
  Professional Fees. During the year ended December 31, 2017, professional fees increased to $19,909 as compared to $5,963 for the year ended December 31, 2106. Professional fees increased primarily because of listing fees charged by the OTC Market.
  Travel Expenses. During the year ended December 31, 2017, travel expenses increased to $67,699 in the year ended December 31, 2017, compared to $39,880 in the year ended December 31, 2016. The increase was primarily due to travel related to presentations to potential investors.
  Legal Expenses. During the year ended December 31, 2017, legal expenses increased to $225,229 in the year ended December 31, 2017, compared to $200,171 in the year ended December 31, 2016. The increase was due primarily to legal fees related to securities and exchange reporting and corporate lawsuits.
  Research and Development Costs. During the year ended December 31, 2017, research and development costs decrease to $867,052 in the year ended December 31, 2017, compared to $967,348 in the year ended December 31, 2016. The decrease was due to the Company reaching the completion of its GTL demonstration model at UTA.

Interest Expense. During the year ended December 31, 2017, interest expense decreased to $1,075 as compared to interest expense of $14,676 for the year ended December 31, 2016. The increase was primarily due to the convertible promissory note being paid in March of 2017.

K-19

 Derivative Adjustment. During the year ended December 31, 2017, gain on derivative adjustment was $15,933 as compared to gain of $7,129 for year ended December 31, 2016. The change was due to the derivative liability calculated using the Black-Scholes Model pursuant to the outstanding convertible note payable and warrants.

Net Loss from Operations. Our net loss from operations increased to $9,147,397 for the year ended December 31, 2017, compared to $2,017,845 for the year ended December 31, 2016. The increase was due primarily increase of stock-based compensation to $5,607,938 and $1,412,286 recorded as settlements of shareholder disputes.

Consolidated net loss was $9,147,397 or $0.03 per basic and diluted earnings per share for the year ended December 31, 2017, compared to $2,018,704 or $0.02 per share for the year ended December 31, 2016. The weighted-average number of shares used in the earnings per share for the basic and dilutive computation was 273,028,802 for the year ended December 31, 2017, and 202,062,054 for the year ended December 31, 2016.

Liquidity and Capital Resources

We do not currently have sufficient working capital to fund our future operations. We cannot assure that we will be able to continue our operations without adequate funding. We had $91,518 in cash, total assets of $269,018 and total liabilities of $3,081,219 as of December 31, 2017. Total stockholder's deficit at December 31, 2017, was $23,623,602.

Liquidity is the ability of a company to generate adequate amounts of cash to meet its obligations. The following table provides certain selected balance sheet comparisons between December 31, 2017, and December 31, 2016:

			$	%
	2017	2016	Change	Change
Working Capital
Cash	$91,518	$67,964	$23,554	35%
Total current assets	$249,018	$81,440	$167,578	206%
Total assets	$269,018	$86,789	$182,229	210%
Accounts payable and accrued liabilities	$2,696,550	$2,313,332	$383,218	17%
Notes payable and accrued interest	$304,675	$134,253	$170,422	127%
Derivative liability	$105,643	$56,057	$49,586	88%
Total current liabilities	$2,997,219	$2,503,642	$493,577	20%
Total long term debt	$ 84,000	$ 0	$ 84,000
Total liabilities	$3,081,219	$2,503,642	$577,577	23%

Operating Activities

Net cash used in continuing operating activities during the year ended December 31, 2017, was $2,230,759 as compared to $1,845,765 for the year ended December 31, 2016. Items totaling approximately $7,276,368 contributing to the net cash used in continuing operating activities for the year ended December 31, 2017, include:

$9,147,397 net loss, offset by:

•	$5,650,938 increase in stock-based compensation.
•	$1,412,286 increase in settlement of stockholder dispute.
•	$349 of depreciation.
•	$212,765 increase in accounts payable and accrued expenses.

K-20

 Net cash used for continuing operating activities for the year ended December 31, 2016, was $1,845,765. Items totaling approximately $728,369 contributing to the net cash used in continuing operating activities for the year ended December 31 2016, include:

$2,018,074 net loss, offset by:

•	$41,280 increase in stock-based compensation.
•	$8,500 increase in settlement of stockholder dispute.
•	$349 of depreciation.
•	$678,240 increase in accounts payable and accrued expenses.

Investing activities

There were no cash flows from investing activities for the years ended December 31, 2017 and 2016.

Financing Activities

Net cash provided by financing activities was $2,250,307 for the year ended December 31, 2017, composed of $2,191,750 in sales of common stock, $318,008 proceeds from notes, $131,753 of payments on note payable, $58,190 repayment of shareholder advance, $69,508 purchase of treasury shares.

Net cash provided by financing activities was $1,913,729 for the year ended December 31, 2016, composed primarily of $1,755,000 in sales of common stock, $118,500 shareholder advances, $237,500 proceeds from notes, $94,024 in of repayments of shareholder advances, $89,600 repayments on notes payable and debt issue costs of $13,647.

We are in discussions with several oil and gas companies and other organizations regarding joint venture funding for our first GTL plant using our unique GTL system. Should an agreement be made, the joint venture relationship will provide funding at a level of $20M with an ongoing profit-sharing arrangement between Greenway Technologies and the partner organizations and/or individuals with an economic profile previously not achievable in the GTL industry segment. While there are no assurances that financing for the first plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause Greenway Technologies to move in one or more alternate directions to shepherd this revolutionary GTL system into production. Several alternate paths are under consideration in conjunction with the joint venture/profit sharing approach.

Further, until there is a more complete assessment of the mining property, we cannot determine the necessary capital requirements and our operating budgets, if it is decided to pursue full exploration and development. We also will be subject to environmental expenses in connection with these activities. We will also have the expense of maintaining and defending any patents obtained, our claims, and seeking further patents and claims to be able to garner sufficient area to make our operations more viable, once we have shown appropriate mineral deposits present in our claims, if at all. After building the first GTL Unit and determining the commercial viability of the mining claims, we will need substantial capital or financial partners to build additional GTL units, develop the mining claims, acquire plant and equipment and hire personnel.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The general business strategy of Greenway Technologies is to first develop our GTL Technology to maintain Greenway Technologies’ viability, while seeking capital and then explore and research its existing mining leases properties. As shown in the accompanying consolidated financial statement, Greenway Technologies has incurred cumulative deficits of $23,623,602 and $14,476,205 as of December 31, 2017, and December 31, 2016, respectively. The ability of Greenway Technologies to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations and on the ability of Greenway Technologies to obtain necessary financing to fund ongoing operations.

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Commitments

Employment Contracts

In May 2011, Greenway Technologies entered into employment agreements with its chief executive officer, president and chief financial officer. The agreements were for a term of five years, ending on May, 31, 2016. No management fees were accrued during 2017. During the year ended December 31, 2016, Greenway Technologies accrued a total of $150,000 as management fees in accordance with the terms of these agreements.

In August 2012, Greenway Technologies entered into employment agreements with the president and chairman of the board of GIE for a term of five years with compensation of $90,000 per year. In September 2014, the president’s employment agreement was amended to increase his annual pay to $180,000. During the years ended December 31, 2017 and 2016, respectively, the Company paid and accrued a total of $180,000 and $191,250, respectively, towards the employment agreement.

In the August 2012 acquisition agreement with GIE, Greenway Technologies agreed to issue an additional 7,500,000 shares of restricted common stock when the first GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay GIE a 2% royalty on all gross production sales on each unit placed in production.

Consulting Agreement

On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of the Company’s restricted common stock. Additional payments upon the Company’s common stock reaching certain price points as follows;

  500,000 shares at the time the Company’s common stock reaches $0.25 per share during the first year
  500,000 shares at the time the Company’s common stock reaches $0.45 per share during the first year
  1,000,000 shares at the time the Company’s common stock reaches $0.90 per share during the first or second year
  2,000,000 shares at the time the Company’s common stock reaches $1.50 per share during the first or second year
  3,000,000 shares at the time the Company’s common stock reaches $2.00 per share during the term of the agreement
  1,000000 shares at the time the Company’s common stock reaches $10.00 per share during the term of the agreement

 Mining Leases

We have a minimum commitment for 2018 of approximately $11,160 in annual maintenance fees for its United States Bureau of Land Management (“BLM”) mining lease, which is due by September 1, 2018. Once Greenway Technologies enters the production phase, royalties owed to the BLM will be equal to 10% of production. There is no actual lease agreement with the BLM; Greenway Technologies files an annual maintenance fee form to hold the claims.

Financing

our financing has been provided by loans, advances from shareholders and by issuing shares of its common stock in various private placements to related parties and individuals.

Seasonality

We do not anticipate that our business will be affected by seasonal factors.

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Impact of Inflation

General inflation in the economy has driven the operating expenses of many businesses higher. We will continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While we are subject to inflation as described above, our management believes that inflation currently does not have a material effect on our operating results. However, inflation may become a factor in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon financial statements which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates. We base our estimates on historical experience and on assumptions that are believed to be reasonable. These estimates and assumptions provide a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The FASB issued ASC 606 as guidance on the recognition of revenue from contracts with customers in May 2014, with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). Greenway Technologies adopted the guidance on January 1, 2018 and applied the cumulative catch-up transition method. The transition adjustment to be recorded to shareholders’ equity upon adoption of the new standard is not expected to be material.

Greenway Technologies has not, to date, generated any revenues.

Stock-Based Compensation

Accounting Standard 718, “Accounting for Stock-Based Compensation” (“ASC 718”) established financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value-based method of accounting for an employee stock option or similar equity instrument. In January 2006, Greenway Technologies implemented ASC 718, and accordingly, we account for compensation cost for stock option plans in accordance with ASC 718.

Greenway Technologies accounts for share-based payments to non-employees in accordance with ASC 505-50 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

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Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Income Taxes

Greenway Technologies accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that Greenway Technologies recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Greenway Technologies has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Open tax years, subject to IRS examination include 2013 – 2016.

Net Loss Per Share, Basic and Diluted

Greenway Technologies has adopted Accounting Standards Codification Subtopic 260-10, Earnings Per Share (“ASC 260-10), specifying the computation, presentation and disclosure requirements of earning per share information. Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon conversion of notes payable and the exercise of warrants has been excluded as a common stock equivalent in the diluted loss per share because their effect is anti-dilutive on the computation.

Derivative Financial Instruments

Greenway Technologies accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

See Notes 5, 6 and 7 to the financial statements for discussions regarding convertible notes payable and warrants.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject Greenway Technologies to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. Greenway Technologies places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

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Impact of New Accounting Standards

Greenway Technologies has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, Greenway Technologies believes that none of these pronouncements are expected to have a significant effect on its consolidated financial statements.

Subsequent Events

None that have not been reported herein.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8.	Financial Statements and Supplementary Data.

The financial statements and related notes are included as part of this report as indexed in the appendix on page F-1, et seq.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.	Controls and Procedures.

See Item 9A(T) below.

Item 9A(T).	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our Principal Executive Officer and Principal Financial Officer, after considering the existence of material weaknesses identified, determined that our internal control over financial reporting disclosure controls and procedures were not effective as of December 31, 2017.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSOII) in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.

We identified the following deficiencies which together constitute a material weakness in our assessment of the effectiveness of internal control over financial reporting as of December 31, 2017:

•	Greenway Technologies has inadequate segregation of duties within its cash disbursement control design.
•	During the year ended December 31, 2017, Greenway Technologies internally performed all aspects of its financial reporting process, including, but not limited to the underlying accounting records and record journal entries and responsibility for the preparation of the financial statement due to the fact these duties were performed often times by the same people, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected.
•	Greenway Technologies does not have a sufficient number of independent directors for its board and audit committee. We currently have two independent directors on our board, which is comprised of six directors, and we do not have a functioning audit committee. As a publicly-traded company, we should strive to have a majority of our board of directors be independent.

Greenway Technologies is continuing the process of remediating its control deficiencies. However, the material weakness in internal control over financial reporting that has been identified will not be remediated until numerous internal controls are implemented and operate for a period of time, are tested, and Greenway Technologies is able to conclude that such internal controls are operating effectively. We cannot provide assurance that these procedures will be successful in identifying material errors that may exist in our financial statements. We cannot make assurances that we will not identify additional material weaknesses in its internal control over financial reporting in the future. Management plans, as capital becomes available to us, to increase the accounting and financial reporting staff and provide future investments in the continuing education and public company accounting training of our accounting and financial professionals.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control system, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

We regularly review our system of internal control over financial reporting to ensure we continue to work towards an effective internal control environment.  There were no changes that occurred during the fourth quarter of the fiscal year covered by this annual report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Item 9B.	Other Information.

None.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance.

The following table sets forth information concerning the directors and executive officers of Greenway Technologies as of December 31, 2017:

Name	Age	Position	Director Since
D. Patrick Six	65	Chairman of the Board, Chief Financial Officer, President, and Director	2016
Raymond Wright	81	Secretary and Director	2016
Ransom Jones	70	Director	2016
Craig Takacs	52	Director	2002
Kevin Jones	54	Director	2016
Kent J. Harer	61	Director	2017

The members of our board of directors are subject to change from time to time by the vote of the shareholders at special or annual meetings to elect directors. Our current board of directors consists of three directors, who have expertise in the business of Greenway Technologies.

The foregoing notwithstanding, except as otherwise provided in any resolution or resolutions of the board, directors who are elected at an annual meeting of shareholders, and directors elected in the interim to fill vacancies and newly created directorships, will hold office for the term for which elected and until their successors are elected and qualified or until their earlier death, resignation or removal.

Whenever the holders of any class or classes of stock or any series thereof are entitled to elect one or more directors pursuant to any resolution or resolutions of the board, vacancies and newly created directorships of such class or classes or series thereof may generally be filled by a majority of the directors elected by such class or classes or series then in office, by a sole remaining director so elected or by the unanimous written consent or the affirmative vote of a majority of the outstanding shares of such class or classes or series entitled to elect such director or directors. Officers are elected annually by the directors. Ransom Jones and Kevin Jones are brother. Otherwise, there are no other family relationships among our directors and officers.

We may employ additional management personnel, as our board of directors deems necessary. Greenway Technologies has not identified or reached an agreement or understanding with any other individuals to serve in management positions but does not anticipate any problem in employing qualified staff.

A description of the business experience for each of the directors and executive officers of Greenway Technologies is set forth below.

D. Patrick Six was elected a director on March 7, 2016 and president and chief financial officer on April 24, 2017. Mr. Six has served as a vice-president of Greenway Innovative Energy, Inc., our wholly-owned subsidiary, since 2013. He has also provided consulting serves to the registrant, since May 2011. He has been in the oil and gas industry for 37 years as an independent operator of oil and gas properties both as an owner and consultant. He received a BBA in marketing from Texas Tech University in Lubbock, Texas.

Raymond Wright was elected a director on March 7, 2016. Mr. Wright has served as the president of Greenway Innovative Energy, Inc. since August 2012. Mr. Wright was a co-founder of DFW Genesis in 2009, where he began working on the GTL process and worked through 2012, when he and Conrad Greer formed Greenway Innovative Energy, Inc. to continue working on the GTL process. Previously, Mr. Wright worked with Dallas based Texas Instruments (TI) operations where he managed and opened up new markets for TI in England. He developed and built a materials manufacturing facility for TI’s European operation and introduced TI’s light sensor technology in Europe.

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 Ransom Jones was appointed interim chief executive officer on January 14, 2016, director on March 7, 2016, and president on August 4, 2016. Mr. Jones was replaced as president by D. Patrick Six on April 24, 2017. Mr. Jones has over 40 years of diverse business experience. He is a retired partner of KPMG Peat Marwick and former chief financial officer of two publicly traded corporations, Western Preferred Corporation and El Paso Refining, Inc. He has also served as an officer of some of the largest and most prestigious global financial institutions including Goldman Sachs, Citicorp, ABN-AMRO Bank and AIG. After resigning from AIG, Mr. Jones created a very successful small business for life insurance lending. He graduated from the University of Texas at El Paso in 1971 with a BBA, Accounting.

Craig Takacs has served a director of Greenway Technologies since its incorporation in March 2002. Mr. Takacs served as president and chief executive officer of our predecessor, Dynalyst Manufacturing Corporation, from March 2002 until his resignation in August 2009. Prior to Dynalyst, Mr. Takacs worked for Institutional Capital Management, where he served as the firm’s technology analyst. Mr. Takacs received his BBA in Business Management in 1984 from Texas A&M University.

Kevin Jones was elected a director on March 7, 2016. Mr. Jones founded All Commercial Floors in 1999 and is responsible for its overall operation. Under his leadership ACF has grown from a two-person business in the corner of his garage to one of the largest and, we feel, one of the most respected commercial flooring companies in the country with offices throughout the United States, and with annual sales exceeding $40 million. Mr. Jones attended Texas Tech University in Lubbock, Texas.

Kent J. Harer was elected a director on February 3, 2017. Since 1996, he has served as Senior Account Manager for Air Liquide Industries US LP, an affiliate of Air Liquide, S.A., a large French multinational industrial gas company.

Other Significant Personnel

In addition to the officers and directors described above, on October 31, 2017, effective as of September 18, 2017, Thomas Phillips was elected as Vice President of Operations for Greenway Innovative Energy, Inc., a Nevada corporation, and a wholly-owned subsidiary of the registrant.

There are no material plans, contracts or arrangements (whether or not written) with respect to Mr. Phillips’ election as Vice President of Operations for Greenway Innovative Energy, Inc. Any such plans, contracts or arrangements, if any, will be worked out at a later date.

Mr. Phillips, age 50, holds a Bachelor of Science in Industrial Engineering from Texas A&M University. In addition, Mr. Phillips has been designated a Distinguished Alumnus of Texas A&M University.

Mr. Phillips is a highly experienced and accomplished deal making executive with a very successful acquisition and divestiture track record. He has developed and executed strategies for profitable business plans across a wide range of industries (i.e., banking, finance, private equity, technology, real estate, oil and gas). After starting his career with Lone Star Gas building and operating pipelines and natural gas processing plants, Mr. Phillips joined JP Morgan FCS/Financial Computer Software (a spinoff of Highland Capital Management), where he built and managed a sales team that allowed the company to grow revenues from $2.5 MM annually to over $85 MM. Soon after the company was purchased, Mr. Phillips was asked to join senior management at BCR Environmental/NuTerra Management LLC, a municipal wastewater treatment technology company and related solutions provider. A transaction of roughly $11 million was completed involving a shift in the ownership of the firm to provide liquidity and expansion capital. Early in 2017, Mr. Phillips was brought aboard to guide the registrant’s operations with Raymond Wright, the president of Greenway Innovative Energy, Inc. Presently, Mr. Phillips is working with the Conrad Greer Lab professors at the University of Texas at Arlington to optimize the registrant’s GTL process and move the registrant from a research and developmental stage to a commercial production stage.

Committees of the Board

We do not currently have any committees of our board of directors. However, we do plan to adopt various committees in the near future.

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The responsibilities of the committees to be adopted in the future are currently are fulfilled by our board of directors and all of our directors participate in such responsibilities, only two of whom are “independent” as defined under Rule 4200(a)(15) of the NASD’s listing standards described below, as our financial constraints have made it extremely difficult to attract and retain other qualified independent board members. Since we do not have any committees, our entire board of directors participates in all of the considerations with respect to our audit, compensation and nomination deliberations.

Rule 4200(a)(15) of the NASD’s listing standards defines an “independent director” as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

•	A director who is, or at any time during the past three years was, employed by the company;
•	A director who accepted or who has a Family Member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a Family Member who is an employee (other than as an executive officer) of the company; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation. Provided, however, that in addition to the requirements contained in this paragraph, audit committee members are also subject to additional, more stringent requirements under Rule 4350(d).
•	A director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;
•	A director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs.
•	A director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or
•	A director who is, or has a Family Member who is, a current partner of the company’s outside auditor, or was a partner or employee of the registrant’s outside auditor who worked on the company’s audit at any time during any of the past three years.

We hope to add more qualified independent members of our board of directors at a later date, depending upon our ability to reach and maintain financial stability.

Audit Committee

The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board when performing the functions of what would generally be performed by an audit committee. The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. At the present time, D. Patrick Six, our chief executive officer and chief financial officer, and Ransom Jones, one of our directors, are considered to be our experts in financial and accounting matters.

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Nomination Committee

Our size and the size of our board, at this time, do not require a separate nominating committee. When evaluating director nominees, our directors consider the following factors:

•	The appropriate size of our board of directors;
•	Our needs with respect to the particular talents and experience of our directors;
•	The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;
•	Experience in political affairs;
•	Experience with accounting rules and practices; and
•	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem are in our best interests as well as our shareholders. In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board are polled for suggestions as to individuals meeting the criteria described above. The board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary. The board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on the reports received by us, the transaction report of Company transactions supplied by our transfer agent and our shareholders list as of December 31, 2017, to the best of our knowledge all required directors, officers and greater than 9.99% percent shareholders complied with applicable filing requirements during the fiscal year ended December 31, 2017.

Communication with Directors

Shareholders and other interested parties may contact any of our directors by writing to them at Greenway Technologies, Inc. at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, Attention: Corporate Secretary.

Our board has approved a process for handling letters received by us and addressed to any of our directors. Under that process, one of our officers will review all such correspondence and regularly forwards to the directors a summary of all such correspondence, together with copies of all such correspondence that, in the opinion of such officer, deal with functions of the board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by us that are addressed to members of the board and request copies of such correspondence.

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Conflicts of Interest

With respect to transactions involving real or apparent conflicts of interest, we have adopted written policies and procedures which require that:

•	The fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval;
•	The transaction be approved by a majority of our disinterested outside directors; and
•	The transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Code of Ethics for Senior Executive Officers and Senior Financial Officers

We have adopted an amended Code of Ethics for Senior Executive Officers and Senior Financial Officers that applies to our president, chief executive officer, chief operating officer, chief financial officer, and all financial officers, including the principal accounting officer. The code provides as follows:

•	Each officer is responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by us with the Securities and Exchange Commission or disclosed to our shareholders and/or the public.
•	Each officer shall immediately bring to the attention of the audit committee, or disclosure compliance officer, any material information of which the officer becomes aware that affects the disclosures made by us in our public filings and assist the audit committee or disclosure compliance officer in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the Securities and Exchange Commission.
•	Each officer shall promptly notify our general counsel, if any, or the president or chief executive officer as well as the audit committee of any information he may have concerning any violation of our Code of Business Conduct or our Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.
•	Each officer shall immediately bring to the attention of our general counsel, if any, the president or the chief executive officer and the audit committee any information he may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business, by us or any of our agents.
•	Any waiver of this Code of Ethics for any officer must be approved, if at all, in advance by a majority of the independent directors serving on our board of directors. Any such waivers granted will be publicly disclosed in accordance with applicable rules, regulations and listing standards.

We have posted a copy of our Code of Ethics on our website. We will provide to any person without charge, upon request, a copy of our Code of Ethics. Any such request should be directed to our corporate secretary at the address listed below in the next paragraph. The information contained in our website shall not constitute part of this report.

Item 11.	Executive Compensation.

Summary of Cash and Certain Other Compensation

At present, Greenway Technologies has two executive officers, Messrs. Six and Wright.

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 Greenway Technologies Summary Compensation Table

The following table sets forth, for our named executive officers for the two completed fiscal years ended December 31, 2017, and December 31, 2016:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Patrick Six (1)	2017	135,000	-0-	1,400,000	-0-	-0-	-0-	-0-	1,535,000
R. Jones (2)	2017	40,000	-0-	490,000	-0-	-0-	-0-	-0-	530,000
	2016	20,400	-0-	37,500	-0-	-0-	-0-	-0-	57,900
R. J. Halden (3)	2016	48,985	-0-	-0-	-0-	-0-	-0-	-0-	48,985
Ray Wright (4)	2017	150,000	-0-	1,400,000	-0-	-0-	-0-	-0-	1,550,000
	2016	180,000	-0-	-0-	-0-	-0-	-0-	-0-	180,000
R. Moseley (5)	2016	40,000	-0-		-0-	-0-	-0-	-0-	40,000

__________

(1)	Mr. Six was elected as our chief executive officer on April 24, 2017. On January 4, 2017, Mr. Six received 10,000,000 shares of our common stock valued at $0.14 per share.
(2)	Mr. Jones was our interim chief executive officer, effective January 14, 2016, and president from August 4, 2016, through April 24, 2017. On January 4, 2017, Mr. Jones received 3,500,000 shares of our common stock valued at $0.14 per share. On October 2, 2016, Mr. Jones received 375,000 shares of our common stock valued at $0.10 per share.
(3)	Mr. Halden was our former president and a director. He resigned from both positions on January 14, 2016.
(4)	Mr. Wright was elected as our corporate secretary on January 4, 2017. On January 4, 2017, Mr. Wright received 10,000,000 shares of our common stock valued at $0.14 per share.
(5)	Mr. Moseley was our former chief financial officer and a former director. He resigned from both positions on November 21, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers as of the end of our last completed fiscal year, December 31, 2017:

	Option Awards (1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Patrick Six (1)	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-	-0-
R. Jones (2)	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-	-0-
Ray Wright (3)	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-	-0-

__________

(1)	Mr. Six was elected as our chief executive officer on April 24, 2017.
(2)	Mr. Jones was our interim chief executive officer, effective January 14, 2016, and president from August 4, 2016, through April 24, 2017.
(3)	Mr. Wright was elected as our corporate secretary on January 4, 2017.
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table presents information regarding the beneficial ownership of all shares of our common stock and preferred stock as of December 31, 2017, by:

•	Each person who owns beneficially more than five percent of the outstanding shares of our common stock;
•	Each director;
•	Each named executive officer; and
•	All directors and officers as a group.

K-32

	Shares of Common Stock Beneficially Owned (2)
Name of Beneficial Owner (1)	Number	Percent
D. Patrick Six (3)	15,700,000	5.46%
Raymond Wright (4)	18,000.000	6.26%
Craig Takacs (5)	3,157,563	1.10%
Ransom Jones (6)	3.375,000	1.17%
Kevin Jones (7)	19,000,000	6.61%
Kent Harer (8)	0	0%
All directors and officers as a group (six persons)	59,232,563	20.59%
Randy Moseley (9)	22,178,302	7.71%
Richard Halden (10)	16,500,279	5.74%
Paul Alfano	21,250,000	7.39%

________

(1)	Unless otherwise indicated, the address for each of these shareholders is c/o Greenway Technologies, Inc., at 8851 Camp Bowie West, Suite

240, Fort Worth, Texas 76116. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock which he beneficially owns.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of December 31, 2017, there were outstanding 287,681,826 shares of our common stock.
(3)	Mr. Six is our chairman of the board, chief executive officer, chief financial officer, and director.
(4)	Mr. Wright is our corporate secretary and director, and president of Greenway Innovative Energy, Inc., our wholly-owned subsidiary.
(5)	Mr. Takacs is a director.
(6)	Mr. Ransom Jones is a director and was formerly our interim chief executive officer, effective January 14, 2016, and president from August 4, 2016, through April 24, 2017. Ransom Jones and Kevin Jones are brothers.
(7)	Mr. Kevin Jones is a director. Kevin Jones and Ransom Jones are brothers.
(8)	Mr. Harer is a director.
(9)	Mr. Moseley was our former chief financial officer and a former director. He resigned from both positions on November 21, 2016.
(10)	Mr. Halden was our former president and a director. He resigned as president on January 14, 2016 and as a director on February 1, 2017.

Other than as stated herein, there are no arrangements or understandings, known to us, including any pledge by any person of our securities:

•	The operation of which may at a subsequent date result in a change in control of the registrant; or
•	With respect to the election of directors or other matters.
Item 13.	Certain Relationships and Related Transactions and Director Independence.

Other as stated above, there are no other agreements with any of our officers and directors.

Shareholders made loans and advances to the Company in the amounts of $219,509 (Tunstall Canyon Group $166,667, Kevin Jones $51,342 and Pat Six $1,500) and $141,040 (Kevin Jones $121,040 and Tunstall Canyon Group $20,000) during the years ended December 31, 2017 and 2016, respectively.  During the year ended December 31, 2107, a shareholder Richard Halden purchased 2,250,000 shares of class A common stock for $225,000 ($0.010 per shares and Kevin Jones received repayment of $59,690 loan. During the year ended December 31, 2016, Tunstall Canyon elected to convert advances of $51,500 to shares of class A common stock at an average value of $0.0775 per share and Kevin Jones received repayment of $151,000 loan. A shareholder forgave $30,077 of advances during the year ended December 31, 2016.

Item 14.	Principal Accounting Fees and Services.

The following table presents fees for professional services rendered by SolesHeyn CPA, our independent auditors for the audit of our financial statements for the years ended December 31, 2017, and December 31, 2016:

	2017	2016
Audit Fees	$28,700	$26,300
Audit Related Fees	-0-	-0-
Tax Fees	-0-	-0-
Total	$28,700	$26,300

K-33

Audit Fees were for professional services for auditing and reviewing our financial statements, as well as for consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Pre-Approval Policy for Services of Greenway Technologies, Inc. Independent Auditors

Our board of directors reviews the Form 10-Q and Form 10-K filings before their filing. In addition, our board of directors reviews the audit plans and anticipated fees for audit and tax work prior to the commencement of that work. All fees paid to the independent auditors are pre-approved by our board of directors. These services may include audit services, audit-related services, tax services and other services.

PART IV

Item 15.	Exhibits, Financial Statement Schedules.
(a)	All financial statements are included in Item 8 of this report.
(b)	All financial statement schedules required to be filed by Item 8 of this report and the exhibits contained in this report are included in Item 8 of this report.
(c)	The following exhibits are attached to this report:
Exhibit No.	Identification of Exhibit
2.1**	Combination Agreement executed as of August 18, 2009, between Dynalyst Manufacturing Corporation and Universal Media Corporation, filed as Exhibit 10.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.1**	Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on March 13, 2002, filed as Exhibit 3.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.2**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on June 7, 2006, filed as Exhibit 3.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.3**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on August 28, 2009, changing the corporate name to Universal Media Corporation, filed as Exhibit 3.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.4**	Articles of Amendment of Articles of Incorporation of Universal Media Corporation filed with the Secretary of State of Texas on March 23, 2011, changing the corporate name to UMED Holdings, Inc., filed as Exhibit 3.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.5**	Articles of Amendment of Certificate of Formation of UMED Holdings, Inc. filed with the Secretary of State of Texas on June 23, 2017, changing the corporate name to Greenway Technologies, Inc., filed as Exhibit 3.1 to the registrant’s Form 8-K/A on July 20, 2017, Commission File Number 000-55030.
3.6**	Bylaws of Dynalyst Manufacturing Corporation, filed as Exhibit 3.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.7**	Articles of Incorporation of Greenway Innovative Energy, Inc. filed with the Secretary of State of Nevada on July 6, 2012, filed as Exhibit 3.7 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
3.8**	Bylaws of Greenway Innovative Energy, Inc., filed as Exhibit 3.8 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.1**	Code of Ethics for Senior Financial Officers, filed as Exhibit 10.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.

K-34

10.2**	Purchase Agreement dated as of May 1, 2012, between Universal Media Corporation and Mamaki Tea & Extract, Inc., filed as Exhibit 10.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.3**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.4**	Second Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.5**	Purchase Agreement dated August 29th, 2012, between Universal Media Corporation and Greenway Innovative Energy, Inc., filed as Exhibit 10.6 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.6**	Purchase Agreement dated as of February 23, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.7 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.7**	Asset Purchase Agreement dated as of October 2, 2011, between Jet Regulators, L.C., R/T Jet Tech, L.P. and UMED Holdings, Inc., filed as Exhibit 10.8 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.8**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Kevin Bentley, filed as Exhibit 10.9 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.9**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. Randy Moseley, filed as Exhibit 10.10 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.10**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Richard Halden, filed as Exhibit 10.11 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.11**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Raymond Wright, filed as Exhibit 10.12 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.12**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Conrad Greer, filed as Exhibit 10.13 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.13**	Consulting Agreement dated May 27, 2011, between UMED Holdings, Inc. and Jabez Capital Group, LLC, filed as Exhibit 10.14 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.14**	Promissory Note in the amount of $850,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Southwest Capital Funding, Ltd., filed as Exhibit 10.15 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.15**	Modification of Note and Liens effective as of October 1, 2012, between Southwest Capital Funding, Ltd. and Mamaki Tea, Inc., filed as Exhibit 10.16 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.16**	Second Modification of Note and Liens effective as of December 20, 2012, between Southwest Capital Funding, Ltd., Mamaki Tea, Inc., and Mamaki of Hawaii, Inc., filed as Exhibit 10.17 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.17**	Promissory Note in the amount of $150,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Robert R. Romer, filed as Exhibit 10.18 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.18**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.19 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.

K-35

10.19**	Securities Purchase Agreement dated September 18, 2014, between UMED Holdings, Inc. and Tonaquint, Inc., filed as Exhibit 10.19 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.20**	Promissory Note in the amount of $158,000 dated September 18, 2014, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.20 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.21**	Warrant dated September 18, 2014, for $47,400 worth of UMED Holdings, Inc. shares issued to Tonaquint, Inc., filed as Exhibit 10.21 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.22**	Office Lease Agreement dated October 2015, between UMED Holdings, Inc. and The Atrium Remains the Same, LLC, filed as Exhibit 10.22 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.23**	Warrant dated October 31, 2015, for 4,000,000 shares issued to Norman T. Reynolds, Esq, filed as Exhibit 10.23 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.24**	Promissory Note in the amount of $36,000 dated March 8, 2016, executed by UMED Holdings, Inc. payable to Peter C. Wilson, filed as Exhibit 10.24 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.25**	Convertible Promissory Note in the amount of $224,000 dated May 4, 2016, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.25 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.26**	Severance and Release Agreement by and between UMED Holdings, Inc. and Randy Moseley dated November 11, 2016, filed as Exhibit 10.26 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.27**	Settlement and Mutual Release Agreement dated January 13, 2017, executed by UMED Holdings, Inc. in connection with Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc., Hawaiian Beverages, Inc., Curtis Borman, and Lee Jenison, filed as Exhibit 10.27 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.28**	Warrant dated February 1, 2017, for 2,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.28 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.29**	Warrant dated February 1, 2017, for 4,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.29 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.30**	Severance and Release Agreement by and between UMED Holdings, Inc. and Richard Halden dated February 1, 2017, filed as Exhibit 10.30 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.31**	Assignment Agreement dated December 27, 2010, between Melek Mining, Inc., 4HM Partners, LLC, and UMED Holdings, Inc., filed as Exhibit 10.31 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.32**

Consulting Agreement by and between the registrant and Chisos Equity Consultants, LLC, as amended on February 16, 2018, and March 19, 2018, filed as Exhibit 10.1 to the registrant’s Form 8-K, on March 21, 2018, Commission File Number 000-55030.

10.33*	Promissory Note in the amount of $100,000 dated November 13, 2017, executed by Greenway Technologies, Inc. payable to Wildcat Consulting Group LLC.
10.34*	Subordinated Convertible Promissory Note in the amount of $166,667 dated December 20, 2017, executed by Greenway Technologies, Inc. payable to Tunstall Canyon Group LLC.
10.35*	Warrant dated November 30, 2017 for 1,000,000 shares issued to MTG Holdings, LTD
10.36*	Greer Family Trust Promissory Note and Settlement

K-36

31.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

____________

*         Filed herewith.

**       Previously filed.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENWAY TECHNOLOGIES, INC.

Date: April 16, 2018.

By /s/ D. Patrick Six

D. Patrick Six, President and Chief Executive Officer

By /s/ D. Patrick Six

D. Patrick Six, Chief Financial Officer and

Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ D. Patrick Six D. PATRICK SIX	Chairman, Chief Executive Officer, and Director	April 16, 2018
/s/ Craig Takacs CRAIG TAKACS	Director	April 16, 2018
/s/ Ransom Jones RANSOM JONES	Director	April 16, 2018
/s/ Kevin Jones KEVIN JONES	Director	April 16, 2018
/s/ Kent Harer KENT HARER	Director	April 16, 2018
/s/ Raymond Wright RAYMOND WRIGHT	Secretary and Director	April 16, 2018
K-37

Greenway Technologies, Inc.

Financial Statements

Years Ended December 31, 2017 and 2016

K-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Greenway Technologies, Inc.

Fort Worth, Texas

We have audited the accompanying balance sheets of Greenway Technologies, Inc. (the Company) as of December 31, 2017 and 2016 and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financials have been prepared assuming the Company will continue as a going concern. As of December 31, 2017, the Company had accumulated losses of approximately $23,624,000, has generated limited profit, and may experiences losses in the near term. These factors and the need for additional financing in order for the Company to meet its business plan, raise substantial doubt about its ability to continue as a going concern. Management's plan to continue as a going concern is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Soles, Heyn & Company, LLP Soles, Heyn & Company, LLP

We have served as the Company’s auditor since 2015.

West Palm Beach, Florida

April 4, 2018

K-39

GREENWAY TECHNOLOGIES, INC.

Consolidated Balance Sheet

	December 31,	December 31,
	2017	2016
Assets
Current Assets
Cash	$91,518	$67,964
Prepaid expenses	157,500	13,476
Total Current Assets	249,018	81,440

Fixed assets
Property & equipment	4,015	4,015
Less depreciation	4,015	3,666
	0	349
Other Assets
Other assets	$20,000	$5,000
Total Assets	$269,018	$86,789

Liabilities & Stockholders' Deficit
Current Liabilities
Accounts payable	$140,039	$86,518
Advances from stockholders	1,500	59,690
Accrued management fees	1,666,602	1,916,602
Notes payable	153,841	13,500
Accrued expenses	778,760	250,522
Current portion of convertible note payable, net of discounts of $81,833 and $13,647	150,834	120,753
Derivative liability	105,643	56,057
Total Current Liabilities	2,997,219	2,503,642
Long term convertible note payable, less current portion of $66,000	84,000	0
Total Liabilities	3,081,219	2,503,642
Commitments and Contingencies
Stockholders' Deficit
Class B stock, 20,000,000 shares authorized, par value $0.0001,
0 issued and outstanding at December 31, 2017 and
126,938 at December 31, 2016	0	13
Class A stock 300,000,000 shares authorized, par value $0.0001,
287,681,826 and 231,118,372 issued and outstanding at
December 31, 2017 and December 31, 2016, respectively	28,771	23,114
Additional paid-in capital	20,782,630	12,036,225
Accumulated deficit	(23,623,602)	(14,476,205)
Total Stockholders' Deficit	(2,812,201)	(2,416,853)
Total Liabilities & Stockholders' Deficit	$269,018	$86,789

See accompanying notes to consolidated financial statements

K-40

GREENWAY TECHNOLOGIES, INC.

Statements of Operations

For the years ended December 31, 2017 and 2016

	2017	2016

Loss from operations
General and administrative	$8,262,988	$1,050,101
Research and development	867,052	967,348
Depreciation	349	396
Total Expense	9,130,389	2,017,845

Operating loss	(9,130,389)	(2,017,845)

Other income (expenses)
Debt forgiveness	0	30,076
Loss on debt settlement	0	(8,500)
Loss on change in fair value of derivatives	(15,933)	(7,129)
Interest expense	(1,075)	(14,676)
Total other expenses	(17,008)	(229)

Loss before income taxes	(9,147,397)	(2,018,074)

Provision for income taxes	0	0

Net loss	$(9,147,397)	$(2,018,074)

Basic loss per share;
Net loss per share	$(0.03)	$(0.01)

Weighted average shares
Outstanding;
Basic and diluted	273,028,802	202,062,054

See accompanying notes to consolidated financial statements

K-41

GREENWAY TECHNOLOGIES, INC.

Consolidated Statement of Stockholders' Deficit

For the years ended December 31, 2017 and 2016

	Class B Number of Shares	Stock Par Value $0.0001 Amount	Class A Number of Shares	Par Value $0.0001 Amount	Additional Paid-In- Capital	Accumulated Deficit	Total
Balance December 31, 2015	15,126,938	$1,513	183,882,132	$18,389	$10,167,670	$(12,458,131)	$(2,270,559)

Sale of common stock	—	—	31,055,955	3,107	1,751,913	—	1,755,000

Conv of class B
common to class A common	(15,000,000)	(1,500)	1,500,000	1,500		—	—

Convert shareholders' advances to common stock	—	—	0 664,285	66	51,434	—	51,500

Shares issued for services	—	—	516,000	52	41,228	—	41,280

Shares issued for note settlement	—	—	200,000	20	23,980	—	24,000

Net loss	—	—	—	—	—	(2,018,074)	(2,018,074)
Balance December 31, 2016	126,938	$13	231,118,372	$23,114	$12,036,225	$(14,476,205)	$(2,416,853)

Conv of class B
common to class A common	(126,938)	(13)	693,932	70	(57)	—	—

Sale of common stock	—	—	21,004,716	2,100	2,189,650	—	2,191,750

Shares issued to settle shareholder disputes	—	—	7,346,000	735	898,205	—	898,940

Shares issued for services	—	—	35,856,666	3,586	4,965,064	—	4,968,650

Shares returned to be cancelled			(8,337,860)	(834)	(68,673)		(69,507)

Beneficial conversion feature					27,083		27,083
Warrants issued for services					735,133		735,133

Net loss	—	—	—	—	—	(9,147,397)	(9,147,397)
Balance
December 31, 2017	0	$0	287,681,826	$28,771	$20,782,630	$(23,623,602)	$(2,812,201)

  See accompanying notes to consolidated financial statements

K-42

GREENWAY TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities
Net Loss from Operations	$(9,147,397)	$(2,018,074)

Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	349	395
Stock based compensation	5,650,938	41,280
Loss on shareholder disputes and debt settlement	1,412,286	8,500
Interest and amortization of debt discounts	3,744	206
Debt forgiveness	0	30,076
Loss (gain) change in fair value of derivatives	8,908	7,129
Changes in operating assets and liabilities:
Prepaid insurance	(144,024)	(13,476)
Other assets	(15,000)	(5,000)
Accounts payable	53,521	973
Accrued management fees	(250,000)	122,985
Derivative liability	40,678
Accrued expenses	159,244	(20,759)

Net Cash Used in Operating Activities	(2,226,753)	(1,845,765)

Cash Flows from Investing Activities	0	0

Cash Flows from Financing Activities
Advances from shareholders converted to common stock	0	118,500
Repayment of advances from shareholders	(58,190)	(94,024)
Increase in notes payable	151,342	13,500
Payments on note payable	(11,000)	0
Proceeds from convertible note payable	166,667	224,000
Payments on convertible note payable	(120,754)	(89,600)
Purchase of treasury shares	(69,508)	0
Debt issuance costs	0	(13,647)
Proceeds from sale of common stock	2,191,750	1,755,000
Net Cash Provided by Financing Activities	2,250,307	1,913,729

Net Increase in cash for the year	23,554	67,964
Cash Beginning of Year	67,964	0
Cash End of Year	$91,518	$67,964

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$0	$14,537
Cash Paid during the period for taxes	$0	$0
Conversion of class B common stock to class A common stock	$13	$1,500

The accompanying notes are an integral part of these financial statements

K-43

GREENWAY TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 – ORGANIZATION

Nature of Operations

Greenway Technologies, Inc. ("Greenway” or the "Company") was organized on March 13, 2002 under the laws of the State of Texas as Dynalyst Manufacturing Corporation.  On August 18, 2009, in connection with a merger with Universal Media Corporation, a privately held Nevada company, the Company changed its name to Universal Media Corporation ("UMC").  The company changed its name to Greenway Technologies, Inc. on March 23, 2011.

The Company’s mission is to operate as a holding company through the acquisition of businesses as wholly-owned subsidiaries that meet some key requirements: (1) solid management that will not have to be replaced in the near future (2) the ability to grow with steady growth to follow and (3) an emphasis on emerging core industry markets, such as energy and metals.  It is the Company’s intention to add experienced personnel and select strategic partners to manage and operate the acquired business units.

In September 2010, the Company acquired 1,440 acres of placer mining claims on Bureau of Land Management land in Mohave County, Arizona. Due to the Company not producing any revenues from its BLM mining leases since its acquisition of the leases, achieving a position of producing cash flow levels to fund the development of its BLM mining leases in December 2010 and not having current resources for an appraisal, we recognized an impairment charge of $100,000 during the year ended December 31, 2014.

In August 2012, the Company acquired 100% of Greenway Innovative Energy, Inc. (sometimes, “GIE”) which owns patents and trade secrets for a proprietary process and related technology to convert natural gas into synthesis gas (syngas). Syngas is an important intermediate gas used by industry in the production of ammonia, methane, liquid fuels, and other downstream products. The Company’s unique process is called Fractional Thermal Oxidation™ (FTO). When combined with Greenway Technologies’ Fischer-Tropsch (FT) system, we offer a new economical, relatively small scale (125 to 2,475 bbls/day) method of converting gas-to-liquids (GTL) that can be located in field locations where needed.

NOTE 2 - BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Greenway and its wholly-owned subsidiaries. The Company entered into an agreement with Jet Regulators at December to return its ownership interest for the return of 300,000 shares of the Company's common stock. All significant inter-company accounts and transactions were eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of the following entities:

Name of Entity	%	Entity	Incorporation	Relationship
Greenway Technologies, Inc.		Corporation	Texas	Parent
Universal Media Corporation	100%	Corporation	Wyoming	Subsidiary
Greenway Innovative Energy, Inc.	100%	Corporation	Nevada	Subsidiary
Logistix Technology Systems, Inc.	100%	Corporation	Texas	Subsidiary

K-44

 Going Concern Uncertainties

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company sustained a loss of approximately $9 million for the year ended December 31, 2017 and has a working capital deficiency of approximately $2.7 million and liabilities in excess of assets of approximately $2.8 at December 31, 2017. The ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations or on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern for the next twelve months.

The Company is in discussions with several oil and gas companies and other organizations regarding joint venture funding for its first gas-to-liquids (GTL) plant using the Company’s unique GTL system. Should an agreement be made, the joint venture relationship will provide funding at a level of $20M with an ongoing profit-sharing arrangement between the Company and the partner organizations and/or individuals with an economic profile previously not achievable in the GTL industry segment. While there are no assurances that financing for the first plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to shepherd this revolutionary GTL system into production. Several alternate paths are under consideration in conjunction with the joint venture/profit sharing approach.

The accompanying consolidated financial statements do not include any adjustment to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the presentation of the consolidated financial statements are as follows.

Property and Equipment

Property and equipment is recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold, are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale or salvage value are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Accounting Standards Codification, ASC Topic 360, Property, Plant and Equipment.  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The FASB issued ASC 606 as guidance on the recognition of revenue from contracts with customers in May 2014 with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The company will adopt the guidance on January 1, 2018 and apply the cumulative catch-up transition method. The transition adjustment to be recorded to stockholders’ equity upon adoption of the new standard is not expected to be material.

K-45

 The Company has not, to date, generated any revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period.  Actual results could differ materially from the estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three-months or less to be cash equivalents.  There were no cash equivalents at December 31, 2017, or December 31, 2016.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Open tax years, subject to IRS examination include 2014 – 2017.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of warrants (12,810,625) have been excluded as a common stock equivalent in the diluted loss per share because their effect would be anti-dilutive.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

See Note 7 below for discussion regarding convertible notes payable and warrants.

K-46

 Fair Value of Financial Instruments

Effective January 1, 2008, fair value measurements are determined by the Company’s adoption of authoritative guidance issued by the FASB, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities, as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three levels as follows:

Level 1 – Valuation based on unadjusted quoted market prices in active markets for identical assets or liabilities.

Level 2 – Valuation based on, observable inputs (other than level one prices), quoted market prices for similar assets such as at the measurement date; quoted prices in the market that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

Original Issue Discount

For certain convertible debt issued, the Company provides the debt holder with an original issue discount (“OID”).  An OID is the difference between the original cash proceeds and the amount of the note upon maturity. The Note is originally recorded for the total amount payable. The OID is amortized into interest expense pro-rata over the term of the Note.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The valuation of the Company’s notes recorded at fair value is determined using Level 3 inputs, which consider (i) time value, (ii) current market and (iii) contractual prices.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, receivables, accounts payable, notes payable and other payables, approximate their fair values because of the short maturity of these instruments.

The following table represents the Company’s assets and liabilities by level measured at fair value on a recurring basis at December 31, 2017 and 2016:

Description	Level 1	Level 2	Level 3
2017 Derivative Liabilities	$0	$0	$105,643
2016 Derivative Liabilities	$0	$0	$56,057

The following assets and liabilities are measured on the balance sheets at fair value on a recurring basis utilizing significant unobservable inputs or Level 3 assumptions in their valuation. The following tables provide a reconciliation of the beginning and ending balances of the liabilities:

All gains and losses on assets and liabilities measured at fair value on a recurring basis and classified as Level 3 within the fair value hierarchy are recognized in other interest income and expense in the accompanying consolidated financial statements.

K-47

 The change in the notes payable at fair value for the year ended December 31, 2017, is as follows:

	Fair Value	Change in	New		Fair Value
	January 1, 2017	Fair Value	Convertible Notes	Conversions	December 31, 2017

Derivative Liabilities	$(56,057)	$(49,586)	$0	$0	$(105,643)

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At December 31, 2017, the Company did not have any outstanding stock options.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality institutions.  At times, such deposits may be in excess of the FDIC insurance limit.

Research and Development

The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development expenses of $867,052 and $967,348 during the years ended December 31, 2017 and 2016, respectively.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

The FASB issued ASC 606 as guidance on the recognition of revenue from contracts with customers in May 2014 with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The company will adopt the guidance on January 1, 2019 and apply the cumulative catch-up transition method. The transition adjustment to be recorded to stockholders’ equity upon adoption of the new standard is not expected to be material.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

K-48

 NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, their estimated useful lives, and related accumulated depreciation at December 31, 2017 and 2016, respectively, are summarized as follows:

	Range of
	Lives in
	Years	2017	2016
Equipment	5	2,032	2,032
Furniture and fixtures	5	1,983	1,983
		4,015	4,015
Less accumulate depreciation		(4,015)	(3,666)
		$0	349

Depreciation expense for the year ended December 31, 2017 and 2016.		$349	$396

NOTE 5 – TERM NOTES PAYABLE

Term notes payable consisted of the following at December 31, 2017 and 2016;

	2017	2016

Unsecured note payable dated March 8, 2016 to an individual at 5% interest, payable upon the Company’s availability of cash (1)	$2,500	$13,500
Unsecured note payable dated November 13, 2017 to a corporation at $10,000 lump sum interest at maturity on February 28, 2018	100,000	0
Unsecured note payable dated December 28, 2017 to a corporation, payable on January 8, 2018	51,342	0

Total term notes	$153,842	$229,763

(1)	The Company negotiated a $15,500 reduction of the note in November 2016 for 200,000 shares of common stock valued at $0.12 per share of $24,000. The Company recognized a $8,500 loss on the settlement.

NOTE 6 – 2017 CONVERTIBLE PROMISSORY NOTES

The Company issued a $166,667 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 commencing February 1, 2018 plus interest at rate of 4% per annum on December 20, 2018 and $80,000 plus accrued interest on December 20, 2019.   The holder has the right to convert the note into common stock of the Company at a conversion price of $0.08 per share for each one dollar of cash payment which may be due (which would be 1,083,333 shares for the $86,667 payment and 1,000,000 shares for the $80,000 payment.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note did not resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible

K-49

into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $27,083 based on the $0.013 difference between the market price of $0.093 and the conversion price of $0.08 times the 2,083,325 conversion shares. The discount related to the beneficial conversion feature will amortized over the term of the debt beginning in 2018.

The Company issued a $150,000 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 plus accrued interest until the principal and accrued interest are paid in full.   The holder has the right to convert the note into common stock of the Company at a conversion price of equal to 70% of the prior twenty (20) days average closing market price of the Company’s common stock.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $58,494 based on the difference between the fair value of the 1,578,947 convertible shares at the valuation date and the $150,000 note value. The discount related to the beneficial conversion feature will amortized over the term of the debt beginning in 2018. The discount related to the beneficial conversion feature on the note was valued at $150,000 based on the Black-Scholes Model. The derivative ($58,494) was will be amortized over the term of the debt (25 months) beginning in 2018 and was computed as follows;

Commitment Date
Expected dividends	0%
Expected volatility	115.58%
Expected term: conversion feature	2 years
Risk free interest rate	1.89%

NOTE 7 – MAY 4, 2016 CONVERTIBLE PROMISSORY NOTE

May 2016 Convertible Note

On May 4, 2016, the Company issued a $224,000 convertible promissory note bearing interest at 10.0% per annum to an accredited investor, payable beginning November 10, 2016, in monthly installments of $44,800 plus accrued interest and a cash premium equal to 10.0% of the installment amount.  The convertible promissory note was paid in full on March 4, 2017.  The holder had the right under certain circumstances to convert the note into common stock of the Company at a conversion price equal to 70% of the average of the 3 lowest volume weighted average trading prices during the 20-day period ending on the latest complete trading day prior to the conversion date.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $224,000 based on the Black-Scholes Model. The discount related to the beneficial conversion feature ($51,829) was amortized over the term of the debt (10 months).  For the year ended December 31, 2017, the Company recognized interest expense of $9,327 related to the amortization of the discount.

In connection with the issuance of the $224,000 note, the Company recorded debt issue cost and discount as follows:

•	$20,000 original issue discount and $4,000 debt issue cost, which was amortized over 10 months, with amortization of $4,000 for twelve-months ended December 31, 2017.

•	The convertible promissory note was paid in full on March 10, 2017, reducing the embedded derivative for the 2016 beneficial conversion right to zero at December 31, 2017.

K-50

 September 2014 Convertible Note

In connection with the issuance of a $158,000 convertible promissory note in 2014 (repaid in July 2015), the Company issued warrants to purchase shares of common stock.

•

Warrants – recorded at fair value ($79,537) upon issuance, and marked -to-market on the balance sheet at $47,149 as of December 31, 2017, and $20,820 as of December 31, 2016, which was computed as follows:

Commitment Date
Expected dividends	0%
Expected volatility	115.58%
Expected term: conversion feature	2 years
Risk free interest rate	1.89%

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2017 and 2016;

	2017	2016

Accrued consulting fees	$249,500	$249,500
Accrued expense related to shareholder dispute	330,000	0
Accrued expense related to warrant exercise	180,000	0
Accrued consulting expense	12,000	0
Accrued interest expense	7,260	1,022
Total accrued expenses	$778,760	$250,522

NOTE 9– CAPITAL STRUCTURE

The Company is authorized to issue 300,000,000 shares of class A common stock with a par value of $.0001 per share and 20,000,000 shares of class B stock with a par value of $.0001 per share.  Each common stock share has one voting right and the right to dividends, if and when declared by the Board of Directors.

Class A Common Stock

At December 31, 2017, there were 287,681,826 shares of class A common stock issued and outstanding.

During the year ended December 31, 2017, the Company: issued 21,004,716 shares of restricted class A common stock to sixty-five individuals through private placements for cash of $2,191,750 at average of $0.104 per share.

  issued 6,356,666 shares of restricted common stock for consulting services of $838,650 at average of $.0129 per share.
  issued 7,346,000 of restricted common stock to eight shares in settlement of Shareholder disputes for a total value of $898,940 at an average of $0.122 per share.
  issued 29,500,000 shares of restricted class A common stock to five directors and valued the shares at $0.14 per share for a total value of $4,130,000.
  canceled 8,337,860 of treasury shares recorded at $69,507.

K-51

  issued 693,932 shares of class A stock in exchange for 126,938 class B shares.

During the year ended December 31, 2016, the Company: issued 31,055,955 shares of restricted class A common stock to forty-two individuals through private placements for cash of $1,755,000 at average of $0.057 per share.

  issued 410,000 shares of restricted common stock for consulting services of $32,800 at average of $.082 per share.

  issued 106,000 shares of restricted common stock to a creditor for rent expense of $8,480 at average of $.08 per share.

  issued 664,285 shares of restricted common stock for conversion of $51,500 in advances by shareholder at average of $.0775 per share.

  issued 200,000 shares of restricted common stock in partial settlement of a note payable valued at $24,000.

  the Company issued 15,000,000 shares of class A stock in exchange for 15,000,000 class B shares.

Class B Stock

At December 31, 2017 and 2016, there were 0 and 126,938 shares of class B stock issued and outstanding, respectively.

During the year ended December 31, 2017, the Company; exchanged 630,000 shares of class A common stock for 62,986 class B shares with a shareholder who held class B shares from the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation which set a conversion rate of 15 to 1. The Company negotiated the 630,000 shares when the class B shareholder elected to convert.

  exchanged (on a one for one basis) 63,932 shares of class A common stock for 63,932 class B shares with shareholders who acquired the class B shares after the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation.

During the year ended December 31, 2016, the Company issued 15,000,000 shares of class A shares in exchange for 15,000,000 class B shares issued in 2011.

Stock options, warrants and other rights

At December 31, 2017, the Company has not adopted any employee stock option plans.

On February 3, 2017, the Company issued 6,000,000 warrants (4,000,000 at $0.35 for two years and 2,000,000 at $0.45 for three years) as part of a separation agreement with a co-founder and former president. The Company valued the warrants as of March 31, 2017, at $639,284 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 455%, expected conversion term of two and three years and risk-free interest rate of 1.75%.

On November 30, 2017, the Company issued 1,000,000 warrants at $0.30 for three years as part of a settlement of a shareholder dispute with MTG Holdings, Inc. he Company valued the warrants as of December 31, 2017, at $95,846 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 116%, expected conversion term of two and three years and risk-free interest rate of 1.37%.

K-52

NOTE 10 - RELATED PARTY TRANSACTIONS

Shareholders made loans and advances to the Company in the amounts of $219,509 (Tunstall Canyon Group $166,667, Kevin Jones $51,342 and Pat Six $1,500) and $141,040 (Kevin Jones $121,040 and Tunstall Canyon Group $20,000) during the years ended December 31, 2017 and 2016, respectively.  During the year ended December 31, 2107, a shareholder Richard Halden purchased 2,250,000 shares of class A common stock for $225,000 ($0.010 per shares and Kevin Jones received repayment of $59,690 loan. During the year ended December 31, 2016, Tunstall Canyon elected to convert advances of $51,500 to shares of class A common stock at an average value of $0.0775 per share and Kevin Jones received repayment of $151,000 loan. A shareholder forgave $30,077 of advances during the year ended December 31, 2016.

NOTE 11 – INCOME TAXES

At December 31, 2017 and 2016, the Company had approximately $9.5 million and $5.6 million, respectively, of net operating losses ("NOL") carry forwards for federal and state income tax purposes.  These losses are available for future years and expire through 2034.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the years ended December 31, 2017 and 2016:

	2017	2016

Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

A comparison of the provision for income tax expense at the federal statutory rate of 34% for the years ended December 31, 2017 and 2016 the Company's effective rate is as follows:

	2017		2016

Federal statutory rate	(21.0	) %	(34.0	) %
State tax, net of federal benefit	(0.0)		(0.0)
Permanent differences and other including surtax exemption	0.0		0.0
Temporary difference	(15.9)		(3.7)
Valuation allowance	36.9		37.7
Effective tax rate	0.0%		0.0%

K-53

 The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at December 31, 2017 and December 31, 2016:

	2017	2016
Deferred tax assets
Net operating loss carry forwards	$16,403,873	$4,921,910
Deferred compensation	821,572	860,947
Stock based compensation	2,900,734	1,756,142
Other	581,639	383,964
Total	20,707,818	7,922,963
Less valuation allowance	(20,707,818)	(7,922,963)
Deferred tax asset	-	-
Deferred tax liabilities
Depreciation and amortization	$-	$-
Net long-term deferred tax asset	$-	$-

 The change in the valuation allowance was $12,784,855 and $2,018,074 for the years ended December 31, 2017 and 2016, respectively.  The Company has recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations, interest expense, interest income and other income subsequent to the change in ownership, which amounted to $23,623,602 and $14,476,205 at December 31, 2017 and 2016, respectively.

Utilization of the Company’s net operating losses may be subject to substantial annual limitation if the Company experiences a 50% change in ownership, as provided by the Internal Revenue Code and similar state provisions.  Such an ownership change would substantially increase the possibility of net operating losses expiring before complete utilization.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carry forwards to offset taxable income, and projected future taxable income in making this assessment.

NOTE 13 – COMMITMENTS

Employment Agreements

In May 2011, the Company entered into employment agreements with its chief executive officer, president and chief financial officer.  The Agreements were for a term of 5 years, ending on May 31, 2016.  The employment agreements also provide for the officers to receive 1,250,000 shares of restricted common stock annually for each year of the employment agreement.  The agreements were not renewed. During the year ended December 31, 2016, the Company accrued $150,000, respectively, as management fees for the president and chief financial officer.

In August 2012, the Company entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of 5 years with compensation of $90,000 per year. In June of 2014, the president's employment agreement was amended to increase his annual pay to $180,000.  During the years ended December 31, 2017 and 2016, respectively, the Company paid and accrued a total of $180,000 and $191,250, respectively, towards the employment agreement.

K-54

In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., the Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production.

Consulting Agreement

On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of the Company’s restricted common stock. Additional payments upon the Company’s common stock reaching certain price points as follows;

  500,000 shares at the time the Company’s common stock reaches $0.25 per share during the first year
  500,000 shares at the time the Company’s common stock reaches $0.45 per share during the first year
  1,000,000 shares at the time the Company’s common stock reaches $0.90 per share during the first or second year
  2,000,000 shares at the time the Company’s common stock reaches $1.50 per share during the first or second year
  3,000,000 shares at the time the Company’s common stock reaches $2.00 per share during the term of the agreement
  1,000000 shares at the time the Company’s common stock reaches $10.00 per share during the term of the agreement

 Leases

In October 2015, the Company signed a new two-year lease for new office space of approximately 1,800 square feet at the rate of $2,417 for the first twelve months and $2,495 for the second twelve months.  During the years ended December 31, 2017 and 2016, the Company expensed $35,000 and $33,512, respectively, in rent expense.

Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month.

The Company pays approximately $11,600 in annual maintenance fees on its Arizona BLM mining leases, in addition to 10% royalties based on production.

Legal

The Company has been named as a co-defendant in an action brought against the Company and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed loan. Management does not believe the ultimate resolution will have an adverse impact on the Company’s financial condition or results of operations.

K-55

On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein we sold our shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants defaulted in their payment obligations under Settlement and Mutual Release Agreement. Due to the bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

On September 14, 2017, in The Third Judicial District Court of Salt Lake City, Utah, Tonaquint, Inc., a Utah corporation, filed suit against Greenway Technologies, Inc. (F.K.A. UMED Holdings, Inc.) under Case No. 170905756. Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) between Tonaquint and the Company, as buyer, and UMED, as seller, Tonaquint acquired a Convertible Promissory Note (the "Note"), issued by UMED, and a Warrant to Purchase Shares of Common Stock (the “Warrant”). The suit asserts that the Warrant allegedly provided Tonaquint with the right to purchase at any time on or after September 18, 2014, a number of fully paid and non-assessable shares of UMED's common stock equal to $47,400 divided by the Market Price (as defined in the Note, as of September 18, 2014), as such number may be adjusted from time to time pursuant to the terms and conditions of the Warrant. As of the date of this report, the parties have agreed to settle the dispute by a dismissal of this action with prejudice in return for a mutual release of claims and a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

NOTE 14- SUBSEQUENT EVENTS

During the period from January 1, 2018 through March 31, 2018, the Company issued 5,065,000 shares of restricted class A common stock to 11 individuals for $751,500 at average price of $0.1484 per share.

On February 16, 2018, a former executive returned 8,633,164 to the Company to be cancelled.

On February 21, 2018, the Company issued 3,000,000 shares of restricted class A common stock and a $150,000 promissory note (payable over 25 months) to the Greer Family Trust as part of a settlement agreement.

On January 8, 2018, the Company issued 4,000,000 warrants (exercisable on or before January 8, 2021 at a price of $.10 per shares) to Kent Harer, a member of the Company’s Board of Directors.

During the week of February 28 and March 2, 2018, operational activation of the first 125 BPD G-reformer was completed at the manufacturer in Fort Worth, Texas. The results of the activation confirmed our expectation for syn-gas production in the field.

K-56

 Exhibit 10.33-FORM 10K/A-December 31, 2017

file:///C|/SEC%20Path/E/_sec/GREEN/exhibits/ex1033.htm

EX-10 2 ex1033.htm

Exhibit 10.33 Wildcat Note Payable

Promissory Note

Borrower: Greenway Technologies, Inc.

8851 Camp Bowie West, Suite 240

Fort Worth, TX 76116

Lender: Wildcat Consulting Group LLC PO Box 81175
Las Vegas, NV 89180-1175

I. Promise to Pay

Borrower agrees to pay Lender the total amount of $100,000.00, together with interest payable on the unpaid principal at the flat one-time rate of 10⁰/0.

Payment will be delivered to Lender at: PO Box 81175, Las Vegas, NV 891801175 or such other address mutually agreed upon both parties.

II. Repayment

The amount owed under this Promissory Note will be repaid in a lump sum of $110,000.00. The lump sum payment will be due on or before February 28, 2018. In addition, the Borrower agrees to honor its commitment to pay the $4,000.00 monthly consulting fee due Lender, beginning with the November 1, 2017 payment. Borrower agrees to bring current the August 1, 2017 through October 1, 2017 payments totaling $12,000.00 that are past due.

111. Late Payment Fees

If Borrower defaults on the lump sum payment of $110,000.00 by more than five (5) days from the time set forth herein, then Borrower shall issue an additional 500 Warrants at $.30 each to Lender, along with an additional 500 Warrants for every whole or partial thirty (30) day period thereafter, until the $110,000.00 is paid in full. In addition, the Borrower shall issue an additional 500 Warrants for every whole or partial month after February 28, 2018, until the August through October 2017 past due amount of $12,000.00 in consulting fees is paid in full. No pre-payment penalties will apply in either case.

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IV. Additional Costs

In case of default in the payment of this Promissory Note, Borrower will pay to Lender such further amount as will be sufficient to cover the cost and expenses of collection, including, without limitation, reasonable attorney's fees, expenses, and disbursements. These costs will be added to the outstanding principal and will become immediately due.

V. Transfer of the Promissory Note

Borrower hereby waives any notice of the transfer of this Note by Lender or by any subsequent holder of this Note, agrees to remain bound by the terms of this Note subsequent to any transfer, and agrees that the terms of this Note may be fully enforced by any subsequent holder of this Note.

VI. Amendment; Modification; Waiver

No amendment, modification or waiver of any provision of this Promissory Note or consent to departure therefrom shall be effective unless by written agreement signed by both Borrower and Lender.

VII. Successors

The terms and conditions of this Promissory Note shall inure to the benefit of and be binding jointly and severally upon the successors, assigns, heirs, survivors and personal representatives of Borrower and shall inure to the benefit of any holder, its legal representatives, successors and assigns.

VIII. Breach of Promissory Note

No breach of any provision of this Promissory Note shall be deemed waived unless it is waived in writing. No course of dealing and no delay on the part of Lender in exercising any right will operate as a waiver thereof or otherwise prejudice Lender's rights, powers, or remedies. No right, power, or remedy conferred by this Promissory Note upon Lender will be exclusive of any other rights, power, or remedy referred to in this Note, or now or hereafter available at law, in equity, by statute, or otherwise.

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IX. Governing Law

The validity, construction and performance of this Promissory Note will be governed by the laws of Texas, excluding that body of law pertaining to conflicts of law. Borrower hereby waives presentment, notice of non-payment, notice of dishonor, protest, demand and diligence.

The parties hereby indicate by their signatures below that they have read and agree with the terms and conditions of this agreement in its entirety.

Borrower Signature: D. Patrick Six

Greenway Technologies, Inc.

Marshall Gleason

Lender Signature:
Wildcat Consulting Group LLC Date: 11/13/17.

Certificate of Acknowledgment of Notary Public

State of Texas)

)

County of Tarrant)

On 11/13/17, before me, Winston Williams III, a notary public in and for said state, personally appeared Daniel Patrick Six, known to me (or proved to me on the basis of known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he or she executed the same in his or her authorized capacity and that by his or her signature on the instrument, the person, or the entity upon behalf of which the person acted, executed the instrument.

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WINSTON WILLIAMS
Notary State of Texas
Comm. Expires 01-20-2019 Notary 12849777-7

[NOTARY SEAL]
WITNESS my hand and official seal.

My commission expires

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K-60

=====================================================================================

Exhibit 10.34-FORM 10K/A-December 31, 2017

THIS NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACI"'), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE COMPANY OF A WRITTEN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE COMPANY THAT THIS NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION HEREOF MAY BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS.

GREENWAY TECHNOLOGIES, INC.

Subordinated Convertible Promissory Note

Dated: December 20, 2017 $166,667.00

For value received, Greenway Technologies, Inc., a Texas corporation (the "Company"), hereby promises to pay to the order of Tunstall Canyon Group, LLC, a Texas limited liability Company (together with its successors, representatives, and permitted assigns, the "Payee"), in accordance with the terms hereinafter provided, the principal amount of One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven and No/ 100 Dollars (S 166,667.00), together with interest from the date hereof (the "Issuance Date"), on the unpaid principal at the rate of4.50% per annum.

Interest shall be computed on the basis of a 360-day year of twelve 3D-day months and shall accrue commencing on the Issuance Date. Furthermore, upon the occurrence of an Event of Default (as defined below), then to the extent permitted by law, the Company will pay interest in cash to the Payee, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the maximum applicable legal rate per annum.

All payments under or pursuant to this Note shall be made in United States Dollars in immediately available funds by wire transfer to the Payee's bank account, pursuant to instructions to be provided by the Payee to the Company. The outstanding principal balance of this Note, plus all accrued interest, shall be due and payable as follows: On December 20, 2018, the sum of $86,667.00, plus accrued interest. On December 20, 2019, the sum of $80,000.00, plus accrued interest.

The Company reserves the right to prepay this Note (in whole or in part) prior to any maturity date with no prepayment penalty. Any such prepayment shall be applied against the principal due under this Note and shall be accompanied by the payment of accrued interest on the amount prepaid to the date of prepayment.

Provided, however, notwithstanding anything herein contained to the contrary, the Payee, in its sole discretion, in whole or in part and, in lieu of requiring that the Company make a cash payment of principal due on this Note on a due date as specified above, may elect instead to convert a portion of this Note and receive shares of the common stock of the Company, par value SO.OOOI per share (the "Common Stock") at the rate of $0.08 per share for each one dollar of cash payment which may be then due hereunder (the "Conversion Price"). All payments of accrued interest shall be in cash.

For example, if the Payee desires to receive the principal payment of $86,667.00 due on December 20, 2018, in shares of the Common Stock instead of cash, the Company shall issue to the Payee 1,083,333 shares of the Common Stock. If the Payee desires to receive the principal payment of $80,000.00 due on December 20, 2019, in shares of the Common Stock instead of cash, the Company shall issue to the Payee 1,000,000 shares of the Common Stock.

If any payment obligation under this Note is not paid when due, the Company promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default (an "Event of Default") occurs, this Note and any other obligations of the Company to the Payee, shall become due immediately, without demand or notice:

-	The failure of the Company to pay the principal and any accrued interest when due;

-	The liquidation or dissolution of the Company;

-	The filing of bankruptcy proceedings involving the Company as a debtor;

-	The application for the appointment of a receiver for the Company;

-	The making of a general assignment for the benefit of the Company's creditors;

-	The insolvency of the Company;

-	A misrepresentation by the Company to the Payee for the purpose of obtaining or extending credit; or

-	The sale of a material portion of the business or assets of the Company.

All payments due under this Note shall be subordinated and made junior, in all respects to the payment in full of all principal, all interest accrued thereon and all other amounts due on any indebtedness outstanding prior to the Issuance Date.

Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of Texas, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

This Note may be transferred, sold, pledged, hypothecated or otherwise granted as security by the Payee subject only to the express prior written consent of the Company which consent shall not be unreasonably withheld.

No delay in enforcing any right of the Payee under this Note, or assignment by the Payee of this Note, or failure to accelerate the debt evidenced hereby by reason of default in the payment of an installment or the acceptance of a past-due installment shall be construed as a waiver of the right of the Payee to thereafter insist upon strict compliance with the terms of this Note without notice being given to Company. All rights of the Payee under this Note are cumulative and may be exercised concurrently or consecutively at the Payee's option.

1.Covenants of the Company. The Company covenants that, while this Note is convertible (a) it will reserve from its authorized and unissued shares of the Common Stock a sufficient number of shares of the Common Stock to provide for the delivery of the shares of the Common Stock pursuant to any conversion of this Note, and (b) that all shares of the Common Stock which may be issued upon any such conversion of this Note will be fully paid and non-assessable.

2.                 Protection Against Dilution. Etc. In any of the following events, occurring after the Issuance Date, appropriate adjustment shall be made in the number of shares of the Common Stock to be deliverable upon any conversion of this Note and the purchase price per share of the Common Stock to be paid, so as to maintain the proportionate interest of the Payee as of the Issuance Date: (a) recapitalization of the Company through a split-up or reverse split of the outstanding shares of the Common Stock into a greater or lesser number, as the case may be, or (b) declaration of a dividend on the shares of the Common Stock, payable in shares of the Common Stock or other securities of the Company convertible into shares of the Common Stock, or (c) any of the events described in Paragraph 4 hereof.

3.                 Merger. Etc. In case the Company, or any successor, shall be consolidated or merged with another Company, or substantially all of its assets shall be sold to another company in exchange for stock, cash or other property with the view to distributing such stock, cash or other property to its shareholders, each of the shares of the Common Stock purchasable by this Note shall be replaced tor the purposes hereof by the securities of the Company or cash or property issuable or distributable in respect of one share of the Common Stock of the Company, or its successors, upon such consolidation, merger, or sale, and adequate provision to that effect shall be made at the time thereof. Provided, however, notwithstanding anything herein contained to the contrary, in the event that the terms of any such consolidation, merger or sale call for the distribution of any cash or property to the shareholders of the Company, no such cash or property shall be distributable to the Payee in connection with any unconverted portion of this Note, unless the Payee shall have converted this Note pursuant to the terms of Paragraph 6 hereof and all other terms of this Note.

4.                 Notice of Certain Events. Upon the happening of any event requiring an adjustment of the Conversion Price, the Company shall forthwith give written notice thereof to the Payee stating the adjusted Conversion Price and the adjusted number of shares of the Common Stock purchasable upon the conversion hereof resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Board of Directors of the Company shall determine the computation made hereunder. In the case of (a) any consolidation, merger, or sale affecting the Company and calling for the payment of cash or the delivery of property to shareholders of the Company, or (b) any voluntary or involuntary dissolution, liquidation, or winding up of the Company shall at any time be proposed, the Company shall give at least 20 days' prior written notice thereof to the Payee stating the date on which such event is to take place and the date (which shall be at least 20 days after the giving of such notice) as of which the holders of record of shares of the Common Stock shall be entitled to participate in any such event. If the Payee does not elect to convert any part of this Note as a result of any such notice, the Payee shall have no right with respect to any portion of this Note which shall remain unconverted to participate in (x) any such cash or other property resulting from any such consolidation, merger or sale, or (y) any voluntary or involuntary dissolution, liquidation, or winding up of the Company.

5.                 Shareholders' Rights. Until a valid conversion of this Note, the Payee shall not be entitled to any rights of a shareholder with respect to the shares of the Common Stock covered by this Note and not so converted; but immediately upon a conversion of this Note as provided herein, the Payee shall be deemed a record holder of the shares of the Common Stock received as a result of any such conversion.

6.                 Manner of Conversion. In order to convert this Note, the Payee shall surrender this Note, duly endorsed or assigned to the Company or, in blank, at the office of the Company, accompanied by a written Form of Conversion attached hereto (the "Conversion Notice") that the Payee elects to convert this Note or, if less than the entire amount thereof is to be converted, the portion thereof to be converted.

This Note shall be deemed to have been converted immediately prior to the close of business on the day of surrender of this Note for conversion in accordance with the foregoing provisions, and at such time the person or persons entitled to receive the shares of the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of the shares of the Common Stock at such time. As promptly as practicable on or after a conversion date, but in no event later than five business days, the Company shall issue and shall deliver to the Payee a certificate or certificates for the number of full shares of the Common Stock issuable upon such conversion.

In case this Note is converted in part only, upon such conversion the Company shall execute and deliver to the Payee thereof, at the expense of the Company, a new Note, in the aggregate, in the number of shares of the Common Stock covered by the unconverted portion of this Note.

7.                 Limitation on Conversion. The Payee (including any successor, transferee or assignee) shall not have the right to convert any portion of this Note to the extent that after giving effect to such conversion, the Payee (together with the Payee's affiliates) would beneficially own in excess of 9.99% (the "Maximum Percentage") of the number of shares of the Common Stock of the Company outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of the Common Stock beneficially owned by the Payee and its affiliates shall include the number of shares of the Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares Of the Common Stock which would be issuable upon (i) conversion of the remaining, non-converted portion of this Note beneficially owned by the Payee or any of its affiliates, and (ii) conversion of the unconverted or nonconverted portion of any other securities of the Company (including, without limitation, any other notes of the Company) subject to a limitation on conversion analogous to the limitation contained herein beneficially owned by the Payee or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this paragraph, in determining the number of outstanding shares of the Common Stock, the Payee may rely on the number of outstanding shares of the Common Stock as reflected in (x) the Company's most recent Form 10-K, Form 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by the Company, or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of the Common Stock outstanding. For any reason at any time, during regular business hours of the Company and upon the written request of the Payee, the Company shall within two business days confirm in writing to the Payee the number of shares of the Common Stock then outstanding. In any case, the number of outstanding shares of the Common Stock shall be determined after giving effect to the conversion of securities of the Company, including this Note, by the Payee or its affiliates since the date as of which such number of outstanding shares of the Common Stock was reported. By written notice to the Company, the Payee may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (A) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (B) any such increase or decrease will apply only to the Payee and not to any other party.

8. Representations and Covenants Of the Payee. The Payee represents and covenants that this Note has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities law. This Note has been purchased for investment only and not with a view to distribution or resale, and may not be sold, pledged, hypothecated or otherwise transferred unless this Note or the shares of the Common Stock represented hereby are registered under the Securities Act, and any other applicable securities law, or the Company has received an opinion of counsel satisfactory to it that registration is not required. A legend in substantially the following form will be placed on any certificates or other documents evidencing the shares of the Common Stock to be issued upon any conversion of this Note:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT OR DOCUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAW OF ANY STATE, OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.

Further, stop transfer instructions to the transfer agent of the shares of the Common Stock have been or will be placed with respect to the shares of the Common Stock so as to restrict the resale, pledge, hypothecation or other transfer thereof, subject to the further items hereof, including the provisions of the legend set forth in this paragraph.

K-64

9.                 Fractional Shares. Upon the conversion of this Note, no fractions of shares of the Common Stock shall be issued. If any such fraction might exist, the number of shares of the Common Stock shall be rounded down to the nearest whole number of shares.

10.             Registration Obligation. The Company has not agreed to file and the Company does not anticipate the filing of a registration statement under the Securities Act to allow a public resale of this Note or the resale of any shares of the Common Stock issued upon the conversion of this Note.

11.              Loss. Theft. Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of this Note and, in the case of any such loss, theft, or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor.

12.              Arbitration. Any controversy or claim arising out of or relating to this Note, or the breach, termination, or validity thereof, shall be settled by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA Rules") in effect as of the effective Issuance Date. The American Arbitration Association shall be responsible for (a) appointing a sole arbitrator, and (b) administering the case in accordance with the AAA Rules. The situs of the arbitration shall be Fort Worth, Texas. Upon the application of either party to this Note, and whether or not an arbitration proceeding has yet been initiated, all courts having jurisdiction hereby are authorized to (x) issue and enforce in any lawful manner, such temporary restraining orders, preliminary injunctions and other interim measures of relief as may be necessary to prevent harm to a party's interest or as otherwise may be appropriate pending the conclusion of arbitration proceedings pursuant to this Note, and (y) enter and enforce in any lawful manner such judgments for permanent equitable relief as may be necessary to prevent harm to a party's interest or as otherwise may be appropriate following the issuance of arbitral awards pursuant to this Note. Any order or judgment rendered by the arbitrator may be entered and enforced by any court having competent jurisdiction.

13.             Benefit. All the terms and provisions of this Note shall be binding upon and inure to the benefit of and be enforceable by the parties hereto, and their respective successors and permitted assigns.

14 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (a) on the date they are delivered if delivered in person; (b) on the date initially received if delivered by facsimile transmission or email followed by registered or certified mail confirmation; (c) on the date delivered by an overnight courier service; or (d) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and Other fees prepaid, if to the Company addressed to Mr. D. Patrick Six at 8851 Camp Bowie West Boulevard, Suite 240, Fort Worth, Texas 761 16, telephone (817) 709-8567, and email patrick.six@gwtechinc.com; and if to the Payee addressed to Tunstall Canyon Group, LLC at 300 County Road 438, Eastland, Texas 76448, and email stanwoods219@gmail.com. Any party hereto may change its address upon 10 days' written notice to any other party hereto.

15.              Construction. Words of any gender used in this Note shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise. In addition, the pronouns used in this Note shall be understood and construed to apply whether the party referred to is an individual, partnership, joint venture, corporation or an individual or individuals doing business under a firm or trade name, and the masculine, feminine and neuter pronouns shall each include the other and may be used interchangeably with the same meaning.

 16.              Headings. The headings used in this Note are for convenience and reference only and in no way define, limit, simplify or describe the scope or intent of this Note, and in no way effect or constitute a part of this Note.

17.              Invalidity. In the event any one or more of the provisions contained in this Note shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Note.

18.              Law Governing. This Note shall be construed and governed by the laws of the State of Texas, and all obligations hereunder shall be deemed performable in Tarrant County, Texas.

IN WITNESS WHEREOF, this Note has been issued on December 20, 2017.

/s/ GREENWAY TECHNOLOGIES, INC.

=========================================================================================================

 Exhibit 10.35-FORM 10K/A-December 31, 2017

Exhibit 10.35

Greenway Technologies, Inc.

Stock Purchase Warrant

Expiring: November 30, 2020.

THIS IS TO CERTIFY for value received, MTG Holdings LTD (the "Holder") is entitled at any time from the date hereof, but prior to 5:00pm, Fort Worth, Texas time on November 30, 2020, subject to and upon the terms and conditions herein, to purchase up to 1,000,000 (one million) fully paid and nonassessable shares of the common stock, par value $0.0001 per share (the "Common Stock") of GREENWAY TECHNOLOGIES, INC., a Texas corporation (the "Company") at a purchase price of $0.30 (thirty cents) per share (the "Exercise Price") of the Common Stock, after taking into account the restrictive nature of the shares of the Common Stock as described below (such number of shares of the Common Stock and the purchase price being subject to adjustment as provided herein). This Warrant shall be void and of no effect and all rights hereunder shall cease at 5:00pm, Fort Worth, Texas time on November 30, 2020, except to the extent therefore exercised, provided that in the case of the earlier dissolution of the Company, this Warrant shall become void on the date fixed for such dissolution.

1. Covenants of the Company. The Company covenants that, while this Warrant is exercisable (a) it will reserve from its authorized and issued shares of the Common Stock a sufficient number of shares of the Common Stock to provide for the delivery of the shares of the Common Stock pursuant to the exercise of this Warrant, and (b) that all shares of the Common Stock which may be issued upon the exercise of this Warrant will be fully paid and non-assessable.

2. Protection Against Dilution. Etc. In any of the following events, occurring after the date of the issuance of this Warrant, appropriate adjustment shall be made in the number of shares of the Common Stock to be deliverable upon the exercise of the Warrant and the purchase price per share of the Common Stock to be paid, so as to maintain the proportionate interest of the Holder as of the date hereof (a) recapitalization of the Company through a split-up or reverse split of the outstanding shares of the Common Stock into a greater or lesser number, as the case may be, or (b) declaration of a dividend on the shares of the Common Stock, payable in shares of the Common Stock or other securities of the Company convertible into shares of the Common Stock, or (c) any of the events described in Paragraph 4 hereof.

3. Merger, Etc. In case the Company, or any successor, shall be consolidated or merged with another company, or substantially all of its assets shall be sold to another company in exchange for stock, cash or other property with the view to distributing such stock, cash or other property to its shareholders, each of the shares of the Common Stock purchasable by this Warrant shall be replaced for the purposes hereof by the securities of the Company or cash or property issuable or distributable in respect of one share of the Common Stock of the Company, or its successors, upon such consolidation, merger, or sale, and adequate provision to that effect shall be made at the time thereof. Provided, however, notwithstanding anything herein contained to the contrary, in the event that the terms of any such consolidation, merger or sale call for the distribution of any cash or property to the shareholders of the Company, no cash or property shall be distributable to the Holder in connection with any unexercised portion of this Warrant, unless the Holder shall have exercised this Warrant pursuant to the terms of Paragraph 6 hereof and all other terms of this Warrant.

4.      Notice of Certain Events. Upon the happening of any event requiring an adjustment of the Warrant purchase price hereunder, the Company shall forthwith give written notice thereof to the Holder stating the adjusted Warrant purchase price and the adjusted number of shares of the Common Stock purchasable upon the exercise hereof resulting from such event and setting forth in reasonable detail the method of calculation is based. The Board of Directors of the Company shall determine the compensation made hereunder. In the case of (a) any consolidation, merger, or sale affecting the Company and calling for the payment of cash or the delivery of property to shareholders of the Company, or (b) any voluntary or involuntary dissolution, liquidation, or winding up of the Company shall at any time be proposed, the Company shall give at least 20 days' prior written notice thereof to the Holder stating the date on which such an event is to take place and the date (which shall be at least 20 days after the giving of such notice) as of which the holders of record of shares of the Common Stock shall be entitled to participate in ay such event. If the Holder does not elect to exercise any part of this Warrant as a result of any such notice, the Holder shall have no right with respect to any portion of this Warrant which shall remain unexercised to participate in (x) any such cash or other property resulting from any such consolidation, merger, or sale, or (y) any voluntary or involuntary dissolution, liquidation, or winding up of the Company,

5.      Shareholders' Rights. Until the valid exercise of this Warrant, the Holder shall not be entitled to any rights a shareholder with respect to the shares of the Common Stock covered by this Warrant; but immediately upon the exercise of this Warrant and upon payment as provided herein, the Holder shall be deemed a record holder of the shares of the Common Stock.

6.      Manner of Exercise. In order to exercise this Warrant, the Holder should surrender this Warrant, duly endorsed or assigned to the Company or, in blank, at the office of the Company, accompanied by (a) written Form of Election to Purchase attached hereto (the "Exercise Notice") that the Holder elects to exercise this Warrant or, if less than the entire amount thereof is to be exercised, the portion thereof to be exercised, and (b) payment of the purchase price of the shares of the Common Stock to be purchased on each exercise, in cash or by cashier's or certified check.

This Warrant shall be deemed to have been exercised immediately prior to the close of business on the day of surrender of this Warrant for exercise in accordance with the foregoing provisions, and at such time the person or persons entitled to receive the shares of the Common Stock issuable upon exercise shall be treated for all purposes as the record holder or holders of the shares of the Common Stock at such time. As promptly as practicable on or after the exercise date, but in no event later than three business days, the Company shall issue and shall deliver to the Holder a certificate or certificates for the number of full shares of the Common Stock issuable upon exercise.

In case this Warrant is exercised in part only, upon such exercise the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Warrant to purchase, in the aggregate, in the number of shares of the Common Stock covered by the unexercised portion of this Warrant.

7.            Limitation on Exercise. The Holder (including any successor, transferee or assignee) shall not have the right to convert any portion of this Warrant to the extent that giving effect to such exercise, the Holder (together with the Holders affiliates) would beneficially own in excess of 9.999% (the Maximum Percentage") of the number of shares of the Common Stock of the Company outstanding immediately after giving effect to such exercise. For the purposes of the foregoing sentence, the number of shares of the Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of the Common Stock issuable upon conversion of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of the Common Stock which shall be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates and (ii) exercise of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any other notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this paragraph, in determining the number of outstanding shares of the Common Stock, the Holder may rely on the number of outstanding shares of the Common Stock as reflected in (x) the Company’s most recent Form 10-K, Form 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by the Company, or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of the Common Stock outstanding. For any reason at any time, during regular business hours of the Company and upon the written request of the Holder, the Company shall within two business days confirm in writing to the Holder the number of shares of the Common Stock then outstanding. In any case, the number of outstanding shares of the Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding,shares of the Common Stock was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (A) any such increase will not be effective until the 61st day after such notice is delivered to the Company, (B) any such increase or decrease will apply to the Holder and not to any Other holder of warrants, and (C) and In no case shall the Holder or its affiliates acquire in excess of 9.999% of the outstanding shares of the Common Stock or the voting power of the Company.

8. The Holder represents and covenants that this Warrant has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities law. This Warrant has been purchased for investment only and not a view to distribute or resale, and may not be sold, pledged, hypothecated or otherwise transferred unless this Warrant or the shares of the Common Stock represented hereby are registered under the Securities Act, any other applicable securities law, or the Company has received an opinion of counsel satisfactory to it that registration is not required. A legend in substantially the following form will be placed on ay certificates or other documents evidencing the shares of the Common Stock to be issued upon any exercise of this Warrant

THE SECURITIES REPRESENTED BY THIS INSTRUMENT OR DOCUMENT HAVE BEEN ACQIURED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMANDED, OR THE SECURITIES LAW OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OR COUNSEL SATISFACTORY To THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OR THE SUBMISSION TO THE COMPAN OR SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMANDED, THE SECURITIES LAW OF ANY STATE, OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.

Further, stop transfer instructions to the transfer agent of the shares of the Common Stock have been or will be placed with respect to the shares of the Common Stock so as to restrict the resale, pledge, hypothecation or other transfer thereof, subject to the further items hereof, including the provision of the legend set forth in this paragraph.

9.        Fractional Warrants. Upon the exercise of this Warrant, no fractions of shares of the Common Stock shall be issued; but fractional Warrants shall be delivered, entitling the Holder, upon surrender with other fractional Warrants aggregating one or more full shares of the Common Stock, to purchase such full shares of the Common Stock.

10.   The Company has not agreed to file and the Company does not anticipate the filing of the registration statement under the Securities Act to allow the public resale of any shares of the Common Stock issued upon the exercise of this Warrant

11.   Loss, Theft, Destruction of a Warrant. Upon the receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor.

12.   Arbitration. Any controversy or claim arising out of or relating to this Warrant, or the breach, termination, or validity thereof, shall be settled by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA Rules") in effect as of the effective date of this Warrant The American Arbitration Association shall be responsible for (a) appointing a sole arbitrator, and (b) administering the case in accordance with the AAA Rules. The situs of the arbitration shall be Houston, Texas. Upon the application of either party to this Warrant, and whether or not an arbitration proceeding has yet been initiated, all courts having jurisdiction hereby are authorized to (x) issue and enforce in any lawful manner, such temporary restraining orders, preliminary injunctions and other interim measures of relief as may be necessary to prevent harm to a party s interest or as otherwise may be appropriate pending the conclusion of arbitration proceedings pursuant to this Warrant, and (y) enter and enforce in any lawful manner such judgments for permanent equitable relief as may be necessary to prevent harm to a party s interest or as otherwise may be appropriate following the issuance of arbitral awards pursuant to the Warrant. Any order or judgment rendered by the arbitrator may be entered and enforced by any court having competent jurisdiction.

13.   Benefit. All the terms and provisions of this Warrant shall be binding upon and inure to the benefit of and be enforceable by the parties herein, and their respective successors and permitted assigns.

14.                  Notices. All notices and communications hereunder shall be in writing and shall be deemed to have been given (a) on the date they are delivered in person: (b) on the date initially received if delivered by facsimile transmission or email followed by registered or certifies mail confirmation; (c) on the date delivered by an overnight courier service; or (d) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid, if to the Company addressed to Mr. D. Patrick Six at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, telephone 817-346-6900, and email and if to the Holder, addressed to PO Box 81175, Las Vegas, NV 189180-1175, telephone 503-793-9300 and email marshall.gleason@gmail.com. Any party hereto may change its address upon 10 days' written notice to any other party hereto.

15.   Construction. Words of any gender used in this Warrant shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise. In addition, the pronouns used in this Warrant shall be understood and construed to apply whether the party referred to is an individual, partnership, joint venture, corporation, or an individual or individuals doing business under a firm or trade name, and the masculine, feminine and neuter pronouns shall each include the other and may be used interchangeably with the same meaning.

16.   Headings. The headings used in this Warrant are for convenience and reference only and in no way define, limit, simplify or describe the scope or intent of this Warrant, and in no way effect or constitute a part of this Warrant

17.   Invalidity_. In the event any one or more of the provisions contained in this Warrant shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceable shall not effect the other provisions of this Warrant.

18.   Law Governing. This Warrant shall be construed and governed by the laws of the State of Texas, and all obligations hereunder shall be deemed performable in Tarrant County, Texas.

IN WITNESS WHEREOF, this Warrant has been issued on November 30, 2017.

GREENWAY TECHNOLOGIES, INC.

/s/ D. Patrick Six, President

=========================================================================

 Exhibit 10.36-FORM 10K/A-December 31, 2017

Exhibit 10.36

THIS NOTE. AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOI. HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933AS AMENDED, OR ANY STAIE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

THE GREER FAMILY TRUST PROMISSORY NOTE $ 150,000

In connection With the Agreed Settlement. Mutual Releases and Indemnity Agreement (the “Settlement), Greeway Technologies. Inc., fka UMED Holdings. Inc. (the "Company") promises to pay to the (the "Trust"), or its assigns in lawful money Of the United States of America the principal sum of one hundred fifty thousand dollars (S 150.000). or such greater amount as Shall equal to the outstanding principal amount hereof, together with interest from the date of this Promissory Note ("Note") on the unpaid principal balance at the rate to four percent (4%) per annum computed on the of the actual number of days elapsed and a year of 365 days. The Note is payable: (i) in equal Installments of six thousand dollars per month, commencing February 1, 2018 until the principal. together with any then unpaid and accrued interest and other amounts payable hereunder shall and payable are paid in full or (ii) when. upon or after the occurrence of an Event of Default (as defined below) such amounts arc declared due and payable by the Trust or made automatically due and payable in accordance with the terms hereof.

The following is a statement of the rights of The Trust and the conditions to which this Note is subject and to which The Trust, by the acceptance of this Note agrees:

Definitions, as used in this Note. the following capitalized terms have the following meanings:

the "Company•• includes the corporation initially executing this Note and any person which shall succeed to or assume the obligations Of the Company under this Now,

"Trust" shall mean the Greer Family Trust or any Person or Persons who shall at the time be the registered holder of this Note,

(c) "Material Adverse Effect" shall mean a material adverse effect on operations. prospects or financial or other condition of the Company; (b) the ability Of the Company pay Of the Obligations in accordance with the terms of this Note and the other Settlement Documents and to avoid an Event Of Default. or an event which, with the giving of notice or passage of time or both, would constitute an Event of Default under any Settlement Document' or (c) the rights and remedies of 'he Trust under this Note, the other Settlement Documents or any related document. instrument or agreement through no fault of the Trust.

(d) “Obligations" shall mean and Include all loans advances, debts, liabilities and obligations, how soever arising, owed by the Company to The Trust of every kind and description (whether evidenced by any note or instrument and whether or not for the payment of money). existing or hereafter arising under or pursuant to the terms of this Note. the Agreement and the other Settlement Documents. including, all fees, charges. expenses. attorneys' fees and costs and accountants • fees and costs chargeable to and payable by the Company hereunder and thereunder. each case. whether direct or indirect. absolute or contingent. due or become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C Section 101 et seq.). as amended from time to time (including post-petition Interest) and whether or allowed allowable as a claim in any such proceeding.

(e) "Person' • shall mean and include an individual. a partnership. corporation trust). a joint stock company, a limited liability company. an unincorporated association or a governmental authority

f) "Securities Act" shall mean the Securities Act of 1933 as amended,

2.Interest. Accrued interest on this Note shall be payable at maturity

3. Prepayment. Upon the prior written consent of the Trust, Company may prepav this Note in whole or in part: provided that any such prepayment be applied first to the payment of under Note, to Interest accrued on this Note and third. If the amount of prepayment exceeds the amount of all such expenses and accrued interest to the payment of this Note,

4 .Events of Default The occurrence of any of the following shall consummate an "Event of Default under this Note and the Other Settlement Documents.

(a) Failure to Pay. The Company shall fall to pay (1) when due any principal or Interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note or any other Settlement Document on the date due: or b)Voluntary Bankruptcy or Insolvency Proceedings, The Company shall i) apply or the appointment of a receiver. trustee. liquidator or custodian of Itself or of all or substantial part of its property (ii) or be unable. or admit in writing its inability to pay its debts generally as they mature. (iii) make a general assignment for the benefit of its or any of Its creditors. (iv) be dissolved or liquidated. (v)' become insolvent (as such term may be defined or interpreted under any applicable statute). (VI) commence a voluntary case or other liquidation. reorganization other relief with respect to Itself or its debts under any bankruptcy similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking Of property by any official in an involuntary case or Other proceeding commenced against lt. or take the purpose of effecting any of the foregoing; or

(c)Involuntary Bankruptcy or Insolvency Proceedings in for the appointment of a receiver trustee liquidator or custodian Of the Company or of all or a substantial part of the property thereof, or an involuntary ease or other proceedings seeking liquidation. reorganization ocher relief with respect: to Company or the debts thereof under any bankruptcy. Insolvency or other law now or hereafter in be commenced and an order for relief entered or such proceeding shall not he or commencement: or

(d) Material Adverse Effect. One or more conditions exist or event' have occurred reasonably indicate, or reasonably result a Material Adverse Effect.

From and after the occurrence of any Event of and so ion! as such Event of the unpaid Principal Amount of this Note shall bear Interest at rate per annum equal to the Highest Lawful Rate. payable on demand

5. Rights of The Trust upon Default. Upon the occurrence of existence of any Event of Default and at any time thereafter during the continuance of such Event of Default. The Trust may by written notice to the Company declare all outstanding Obligations payable by the Company hereunder (o be immediately due and presentment. demand. protest or any other notice of any kind. all of which are hereby expressly contained herein or in the other Settlement Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described In Section 4. immediately and without notice, all Obligations payable by the Company hereunder shall automatically become immediately due and payable. without demand. protest or any Other notice of any kind. all of which are hereby expressly waived and Indemnity herein or in the other Settlement Documents shall be void.

6.       Conversion.

(a) Conversion. This Note shall be convertible at the option of the Trust into that number of shares of the Company's Common Stock as is determined by dividing such principal amount and accrued by seventy percent (70%) of the prior twenty (20) day average closing market price for the Company common stuck adjusted to reflect subsequent stock dividends. stock splits. combinations or recapitalizations. Before the Trust shall be entitled convert this Note into shares of Common Stock under this Section 6(a), the Trust shall execute Company common stock purchase agreement reasonably acceptable to the Company representations and warranties and transfer restrictions. The Company Shall. as soon as practicable issue instructions to its transfer agent to issue and deliver via DWAC and FAST (the number of shares of Common Stock which the Trust shall he entitled upon conversion. together with a replacement Note (if any converted) and any other securities and property to which The Trust IS upon such conversion of this Note. The conversion shall be deemed to have been made Immediately prior to the close date of the surrender of this Note. and the Person or Persons the such conversion shall he treated for all purposes as the record holders of such shares of Common Stock as of such date.

(b)Fractional Shares: Interest; Effect of Conversion. No fractional Share* 'shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Trust upon the conversion Note. the Company shall pay to the Trust an amount to the product obtained by multiplying the by the fraction of a share not Issued pursuant to the previous sentence in addition. the Company 'hall pay to any Interest accrued on the amount to be paid to the Company pursuant the previous sentence; Upon this Note in full and the payment of any amounts specified in tins Section the Company be from all its obligations and liabilities under this Note-Successors and Assigns Subject to the restrictions on transfer described in

7.Sections and rights and obligations of the Company and The Trust Shall be binding upon and benefit administrators and transferees of the parties.

8.Waiver and Amendment. Any provision of this Note may be amended. waived or modified upon the written mutual consent oi the Company and the Trust.

Transfer of this Note or Securities issuable on Conversion Hereof. With respect to disposition of this Note. the Trust will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of the Trust's counsel. or other evidence if reasonably the Company, to the effect that such offer. sale or Other distribution may be effected without registration under any federal or state law then in effect), Upon receiving and reasonably opinion, it-so requested, or other evidence. the Company. as promptly as practical Shall notify the Trust thro sell or otherwise dispose of this Note. all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 9 that the opinion of• counsel for the or not reasonably satisfactory to the Company. the Company shall so notify the Trust promptly after such determination has been made, Each Note thus transferred shall bear a legend as to the applicable on order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such a legend is not required in order to ensure compliance With the Securities Act. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof JVS the holder of tm of receiving all payments of principal and Interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice contrary.

10.

Assignment by the Company. Neither this Note nor any of its rights, interest or obligations hereunder may be assigned. by operation of law or otherwise jn whole or in part. by Company Without consent of the Trust. which consent not be unreasonably withheld.

11.

Notices. All notices, requests, demands, consents, instructions or other permitted hereunder Shall be in writing and faxed. mailed or delivered each party at the respective parties as set forth in the Agreement. or at such other address or facsimile number the Company to the Trust in writing. All such notices and communications Will be deemed effectively given of (i) when received. (ii) when delivered personally. (iii' one business day after being delivered by appropriate confirmation). one business day after being deposited With an standing or (v) tour days after being deposited in the U.S. mail. first class with postage prepaid.

12. Payment. Payment shall be made in lawful tender Of the United States.

13. Governing Law and Venue. This Notice and all actions arising out of or jn connection with ths Notice shall be governed by and construed accordance with the laws Of the State Of regard to the provisions of the State of Texas. or of any other state. Venue shall In Tarrant County. TexasIN WITNESS WHEREOF the undersigned has executed this Convertible Promissory Note Of the date first set forth above.

Greenway Technologies, Inc. fna UMED Holdings. Inc.

By/s/ D. Parick Six, President & COO

AGREED SETTLEMENT, MUTUAL RELEASES, and INDEMNIIY

WHEREAS, Greenway Technologies, Inc., fka UMED Holdings, Inc. ("Company"). acting b' and through its President and COO, D. Patrick Six ("Six is desirous of settling any and all claims that the Greer Family Trust. the Trust heretofore succeeded to the rights of the Estate of Conrad Greer, deceased, may have currently or in the future against the Company: and

WHEREAS. the Trustee for the Greer Family Trust by execution of this Agreed Settlement

Mutual Release. and Indemnity represents to the Company that she has the authority to get as Trustee and also represents the Estate of Conrad Greer, deceased; and

WHEREAS. the Greer Family Trust, (the "Trust") is desirous of settling any and all outstanding claims the Trust and/or any of its Beneficiaries may have against the Company for any and all matters; and

WHEREAS, the Company will agree to issue and delivery to the Trust, Three (3,000,000) shares of Greenway Technologies. Inc. (fka UMED Holdings. Inc,) common stock in exchange for the Trust's waiver of any future claims against the Company for any reason

WHEREAS. Company will agree to issue such shares of the Company to the Trust the written instructions of the Trust's Trustee, Ms. Wendy Braff; and

WHEREAS. Company will agree to pay to the Trust the sum of One Hundred Fifty Thousand Dollars (S150,000.00 in the form of a Convertible Promissory Note ag set forth below: and

WHEREAS, the parties hereto wish to Settle any and all disputes regarding the and this Agreed Settlement and Mutual Release, one to the other, and settle all outstanding claims, past, present. and future that might arise from any action or inaction connected with the Company and the Trust and its rights to any stock in the Company he may have had or today: and

WHEREAS. all entities and individuals stated herein may be collectively referred to as “Parties”.

NOW, THEREFORE. in consideration of the foregoing recitals and of the conditions, covenants and agreements set forth below, the amount and sufficiency of' which are hereby acknowledged. the Parties agree as follows:

Mutual Consent

I.

(a)                 Effective upon timely transfer of the said UMED stock. now known officially as Greenway Technologies. Inc. common shares as provided Section 2 below. the Parties, on behalf of themselves, and all persons or entities claiming by. through or under them. and their respective heirs, successors and assigns, hereby fully, completely and finally waive. release, remise, acquit, and forever discharge and covenant not to sue the Other well the other Parties' respective officers. directors, shareholders, trustees, parent companies. Sister companies, affiliates, subsidiaries. employers. attorneys. accountants, insurers. representatives, and agents with respect to any kind all claims, demands, obligation, debt, liability, tort, covenant, contract, or causes of action of any kind law or in equity, including without limitation, all claims and causes of action arising out of or in any way relating to the claims or demands of the Trust and/or the Beneficiaries of said Trust against the Company, its officers, directors. shareholders. trustees, parent companies, sister companies, affiliates, subsidiaries, employers, attorneys, accountants. predecessors.representatives, and agents or its successor company. The Parties warrant and that y have not assigned or otherwise transferred any claim or cause of action released by Agreement to any third party.

(b)                 The Parties acknowledge and agree that these releases are General

RELEASES. The Parties expressly waive and assume the risk of any and all claims for damages which exist as of this date. but which they do not know or suspect to exist. whether through ignorance, oversight, error, negligence, or otherwise. and which. if known. would materially his or her or its decision to enter into this Agreement. The Parties expressly acknowledge waiver of claims includes any claims for any alleged fraud. deception, concealment, misrepresentation or any other misconduct of any kind in procuring this Agreement. The Parties specifically do not, however. waive or release any claim that may arise breach of this Agreement.

(c)                 In exchange for the following stock delivery and cash payments as are set forth below in paragraphs 2 & 3, the Trust (including all named Beneficiaries are set forth below , and it is hereby represented that such Beneficiaries are the only Beneficiaries of the Trust or the Estate of Conrad Greer (deceased) hereby releases any and all claims for any and all other consideration of any kind or nature whatsoever it/they may have against [he Company or its predecessor.

(d)                 Upon payment of the Note in section 3. below. the Employment Agreement by and between Conrad Greer, deceased, and the Company will be acknowledged to be void and of no further force or effect,

2.

before February l, 2018, Company will issue and deliver Three Million (3,000,.000 shares of the Company's common stock to the Trust, If the shares are DWAC eligible, shares shall be transferred electronically using the Fast Automated Securities Transfer service (FAST) transfer service to an account to be provided. If the company not DWAC and FAST eligible. certificate representing Three Million (3,000,000) unrestricted shares of 'he Company" common stock shall be delivered to the Trust, c/o Ms. Wendy Braff, 198 Green Hills Road. Cincinnati. OH45208.

3.

Promissory Note. As additional consideration from Company to Greer. the Company Will Convertible Promissory Note in the principal amount of One Hundred Fifty Thousand Dollars ($150,000.00) (the "Note"), a form of the Note IS attached hereto as Exhibit A. payable in the monthly sum of Six Thousand Dollars for twenty-five (25) consecutive months until a total of One Hundred Fifty Thousand Dollars ($150,000.00) has been paid to the Trust commencing on the 1st Day of February 2018. The Company will make the monthly cash payments to the Trust, c/o Ms. Wendy Braff, 198 Green Hills Road, Cincinnati. HO 45208.

4.                     No Admission of Liability. Neither the issuance and delivery of Greenway

Technologies, Inc. common shares and/or the payment of the cash sum stated above, nor the execution of the aforesaid Agreements shall be construed as an admission of liability or fault by any Party. Any and all liability is expressly denied by al! Parties.

5.                     Confidentiality. The Parties and their respective counsel represent and agree that, except for matters of public record as of the date of this Agreement. they will keep the terms and contents of this Agreement confidential. and that they Will not hereinafter disclose the terms of this Agreement to other persons except as compelled by applicable law or to individuals who have a need to know about this Agreement and its contents. such as Parties legal counsel, tax advisors. or other retained professional representatives. all of whom shall be informed and bound by this confidentiality clause. In no event will any party make or cause to be made any comment. written statement or press release to any member of the media concerning the fact of this settlement or the substance or terms of this settlement.

6.                     Authority. The Parties represent and warrant that they possess full authority to enter into this Agreement and to lawfully and effectively release the opposing Party ax set forth herein, free of any rights of settlement, approval, subrogation. or other condition or impediment This undertaking includes specifically, without limitation, the representation and warranty that no third party has now acquired or will acquire rights to present or pursue any claims from of based upon the claims that have been released herein.

7.                     Agreement. The Parties represent and agree that no promise. inducement. or agreement other than as expressed herein has been made to them and that this Agreement is fully integrated, supersedes all prior agreements and understandings. including Without limitation. any promissory notes, and any other agreement between the Parties. and contains the entire Settlement and Agreement between the Parties.

8. Voluntary and Informed Consent. The Parties represent and agree that they each have read and fully understand this Agreement, that they are fully competent to enter into Mid sign this Agreement, and that they are executing this Agreement voluntarily, free of any duress or coercion and this Agreement is made of their own free will and choice.

9.Each of the parties will bear its own costs. expenses, and attorneys' fees incurred in connection with this Settlement Agreement.

10. The laws of the State of Texas shall apply to and control any interpretation. construction, performance or enforcement of this Agreement, Che Parties agree that the exclusive jurisdiction for any legal proceeding arising out of or feinting [o this Agreement shall be the Court of appropriate Court having jurisdiction in 'I'arrant County. Texas, and all Parties hereby waive any challenge to personal jurisdiction or venue in that court.

  11.Attorneys’ Fees and Costs for Breach. The prevailing Party in any action to enforce or interpret this Agreement is entitled to recover from the other Party its reasonable attorneys' fees.

12.        Construction. This Agreement shall be construed as if the Parties jointly prepared it, and any uncertainty or ambiguity shall not be interpreted against any one Party.

13. No oral agreement. statement. promise, undertaking. understanding. arrangement, act or omission of any Party, occurring subsequent to the date hereof may be deemed an amendment or modification of this Agreement unless reduced to writing and signed by the Parties hereto or their respective successors or assigns.

14 Severability. The Parties agree that if. for any reason. a provision of this Agreement is held unenforceable by any court of competent jurisdiction, this Agreement shall be automatically conformed to the law, and otherwise this Agreement shall continue in full force and effect.

15 Whenever applicable within this Agreement, the singular shall include the plural and the plural shall include the singular.

16.                 Headings. The headings of paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

17.                 This Agreement may be executed in several counterparts and counterparts so executed shall constitute one agreement binding on all Parties hereto. notwithstanding that all the Parties are not signatories to the original or the same counterpart Facsimile signatures shall be accepted the same as an original signature. A photocopy of' the. Agreement may be used in any action brought to enforce or construe this Agreement

18 .No Waiver. No failure to exercise and no delay in exercising any right, power or remedy under this Agreement shall impair any right, power or remedy which any Party may have. nor shall any such delay be construed to be a waiver of any such rights, powers or remedies or an acquiescence in any breach or default under this Agreement. nor shall any waiver of any breach or default of any Party be deemed a waiver of any default or breach subsequently arising.

19 Greer agrees to indemnify Company, its officers, directors. agents, representative, and employees against and for any damages to Company that his heretofore actions may cause to the Company.

20. By the execution of this document, Wendy Braff, Trustee of the Greer Family Trust, hereby warrants and represents that she has the authority and direction of the following Greer Family Trust Beneficiaries to execute this Settlement Agreement, Mutual Release and Indemnity on their behalf as Beneficiaries of the Greer Family Trust and on behalf of the said Trust

List of Beneficiaries:

Wendy Kay Braff

198 Green Hills Road

Cincinnati, OH 45208

###-##-####

Cynthia Ann McKinnon 2104 Ridge Plaza Drive

Castle Rock. CO 80208

###-##-####

Cathy Joanne Pederson

2009 Bosbury Drive

Flower Mound. TX 75028

###-##-####

Scott Patrick Greer

1210 Steinhart Ave.

Redondo Beach, CA 90278

###-##-####

Kathryn Ellen Shipman

S47A Londonderry Tpke.

Auburn. NH 03032

Constance .Jeanne Greer

7151 Gaston Avenue #1109

Dallas. TX 75214

###-##-####

Dated 30th day of January 2018.

/s/ The Greer Family Trust

Witness:/s/

==================================================================================

 Exhibit 31.1-FORM 10K/A-December 31, 2017

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. Patrick Six, certify that:

1.       I have reviewed this Form 10-K of Greenway Technologies, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 16, 2018.

/s/ D. Patrick Six

D. Patrick Six, Chief Executive Officer

==================================================================================

 Exhibit 31.2-FORM 10K/A-December 31, 2017

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. Patrick Six, certify that:

1.       I have reviewed this Form 10-K of Greenway Technologies, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 16, 2018.

/s/ D. Patrick Six

D. Patrick Six, Chief Financial Officer

and Principal Accounting Officer

==================================================================================

 Exhibit 32.1-FORM 10K/A-December 31, 2017

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 10-K of Greenway Technologies, Inc. for the fiscal year ending December 31, 2017, I, D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.       Such Annual Report on Form 10-K for the fiscal year ending December 31, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.       The information contained in such Annual Report on Form 10-K for the fiscal year ending December 31, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

Date April 16, 2018.

/s/ D. Patrick Six

D. Patrick Six, Chief Executive Officer

==================================================================================

 Exhibit 32.2-FORM 10K/A-December 31, 2017

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 10-K of Greenway Technologies, Inc. for the fiscal year ending December 31, 2017, I, D. Patrick Six, Chief Financial Officer of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.       Such Annual Report on Form 10-K for the fiscal year ending December 31, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.       The information contained in such Annual Report on Form 10-K for the fiscal year ending December 31, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

Date: April 16, 2018.

/s/ D. Patrick Six

D. Patrick Six, Chief Financial Officer

and Principal Accounting Officer

========================================================================================================

EXHIBIT- FORM 10Q- Three Months Ended March 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________

FORM 10-Q

[X] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended March 31, 2018

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File No. 000-55030

_____________________________________

GREENWAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	90-0893594 (I.R.S. Employer Identification Number)
8851 Camp Bowie West Boulevard, Suite 240 Fort Worth, Texas (Address of principal executive offices)	76116 (Zip Code)
(817) 346-6900 (Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12(b)-2 of the Exchange Act). Yes [ ] No [ X ]

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. At May 5, 2018, the registrant had outstanding 283,828,915 shares of our Class A common stock and 126,938 shares of Class B common stock.

QM-1

Table of Contents

Part I – Financial Information.

QM-2

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements.

GREENWAY TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheet

(Unaudited)

	March 31,	December 31,
	2018	2017
Assets
Current Assets
Cash	$22,475	$91,518
Prepaid expense	144,000	157,500
Total Current Assets	166,475	249,018
Fixed assets
Property & equipment	4,015	4,015
Less depreciation	4,015	4,015
	0	0
Other Assets	20,000	20,000
Total Assets	$186,475	$269,018
Liabilities & Stockholders’ Deficit
Current Liabilities
Accounts payable	$101,794	$140,039
Stockholder advances	1,000	1,500
Accrued management fees	1,736,602	1,666,602
Notes payable	100,000	153,841
Accrued expenses	441,909	778,760
Current portion of convertible note payable, net of
discount of $71,428 and $81,833	155,239	150,834
Derivative liability – warrants	86,255	105,643
Total Current Liabilities	2,622,799	2,997,219
Long term convertible note payable, less current portion	84,000	84,000
Total Liabilities	2,706,799	3,081,219
Commitments and contingencies
Stockholders’ Deficit
Common Class B stock, 20,000,000 shares authorized, par value $0.0001, 0 shares issued and outstanding at March 31, 2018
and December 31, 2107	0	0
Common Class A stock 300,000,000 shares authorized, par value $0.0001, 283,828,915 and 287,681,826 issued and outstanding at
March 31, 2018 and December 31, 2017, respectively	28,386	28,771
Additional paid-in capital	21,649,515	20,782,630
Accumulated deficit	(24,198,225)	(23,623,602)
Total Stockholders’ Deficit	(2,520,324)	(2,812,201)
Total Liabilities & Stockholders’ Deficit	$186,475	$269,018

See the accompanying notes to unaudited condensed consolidated financial statements.

QM-3

GREENWAY TECHNOLOGIES, INC.

Condensed Consolidated Statements of Operations – Unaudited

For the three months ended March 31, 2018 and 2017

	2018	2017

Sales	$0	$0
Expenses
General and administrative	268,741	5,048,380
Research and development	309,215	177,658
Depreciation	0	99
Total Expense	577,956	5,226,137

Operating loss	(577,956)	(5,226,137)

Other income (expenses)
Gain (loss) on change in fair value of derivative	19,388	(53,385)
Interest (expense) income	(16,055)	9,529
Total other income (expense)	3,333	(43,856)

Loss before income taxes	(574,623)	(5,269,993)
Provision for income taxes	0	0
Net loss	$(574,623)	$(5,269,993)

Net loss per share;
Basic and diluted net loss per shares	$(0.00)	$(0.03)

Weighted average shares
Outstanding;
Basic and diluted	282,508,746	273,028,802

See the accompanying notes to unaudited condensed consolidated financial statements.

QM-4

GREENWAY TECHNOLOGIES, INC.

Condensed Consolidated Statements of Cash Flows - Unaudited

For the three months ended March 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities
Net Loss from operations	$(574,623)	$(5,269,993)

Adjustments to reconcile net loss to net cash used in
Operating activities:
Depreciation	0	99
Stock based compensation	0	4,779,370
(Gain) loss on derivative	(19,388)	28,544
Debt issue costs amortized	10,405	0
Changes in operating assets and liabilities:
Prepaid expense	13,500	7,214
Accounts payable	(38,245)	(58,874)
Accrued management fees	70,000	15,000
Stockholder advances	(500)	0
Accrued expenses	(6,851)	(622)

Net Cash Used in Operating Activities	(545,702)	(499,262)

Cash Flows from Investing Activities	0	0

Cash Flows from Financing Activities
Repayments on note payable	(53,841)	(3,000)
Repayments on convertible note payable	(6,000)	(120,753)
Proceeds from sale of common stock	536,500	833,250
Net Cash Provided by Financing Activities	476,659	709,497

Net (Decrease) Increase in Cash	(69,043)	210,235
Cash Beginning of Period	91,518	67,964
Cash End of Period	$22,475	$278,199

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$500	$2,287
Cash Paid during the period for taxes	$0	$0
Shares returned and cancelled	$745	$0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QM-5

GREENWAY TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

NOTE 1 – ORGANIZATION

Nature of Operations

Greenway Technologies, Inc. (“Greenway Technologies,” “GTI,” or the “Company”) was organized on March 13, 2002, under the laws of the State of Texas as Dynalyst Manufacturing Corporation.  On August 18, 2009, in connection with a merger with Universal Media Corporation, a privately held Nevada company, the Company changed its name to Universal Media Corporation (“Universal Media”).  The Company changed its name to UMED Holdings, Inc. on March 23, 2011, and to Greenway Technologies, Inc. on June 23, 2017.

The Company’s mission is to operate as a holding company through the acquisition of businesses as wholly-owned subsidiaries that meet some key requirements: (1) solid management (2) the ability to grow with steady growth to follow and (3) an emphasis on emerging core industry markets, such as energy and metals.

In September 2010, the Company acquired 1,440 acres of placer mining claims on Bureau of Land Management land in Mohave County, Arizona. See discussion in Note 3.  Due to the Company not producing any revenues from its BLM mining leases since its acquisition of the leases, nor achieving cash flow levels to independently fund the development of its BLM mining leases in December 2010 and not having current resources for an appraisal or assay, the Company recognized an impairment charge of $100,000 during the year ended December 31, 2014.

In August 2012, the Company acquired 100% of Greenway Innovative Energy, Inc. (“GIE”) which owns patents and trade secrets for a proprietary process and related technology to convert natural gas into synthesis gas (syngas), also known as Gas-to-liquids or “GTL” processing. Syngas is an important intermediate gas used by industry in the production of ammonia, methane, liquid fuels, and other downstream products. The Company’s unique process is called Fractional Thermal Oxidation™ (FTO). When combined with Greenway Technologies’ Fischer-Tropsch (FT) system, the Company believes it will be able to offer a new economical, relatively small scale (125 to 2,475 bbls/day) method of converting gas-to-liquids that can be located in field locations where applicable to smaller scale GTL processing requirements.

NOTE 2 - BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

Principles of Consolidation

The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation.

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulations S-X.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.  For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2017.

The accompanying condensed consolidated financial statements include the accounts of the following entities.

Name of Entity	%	Entity	Incorporation	Relationship
Greenway Technologies, Inc.		Corporation	Texas	Parent
Universal Media Corporation	100%	Corporation	Wyoming	Subsidiary
Greenway Innovative Energy, Inc.	100%	Corporation	Nevada	Subsidiary
Logistix Technology Systems, Inc.	100%	Corporation	Texas	Subsidiary
QM-6

Going Concern Uncertainties

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying condensed consolidated financial statements, the Company sustained a loss of approximately $575,000 for the three-month period ended March 31, 2018 and has a working capital deficiency of approximately $2.5 million and an accumulated deficit of approximately $24.2 million at March 31, 2018. The ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations or on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern for the next twelve months.

The Company is in discussions with a number of oil and gas companies, smaller oil and gas operators, and investors regarding joint venture funding for a commercial scale gas-to-liquids (GTL) plant using the Company’s unique GTL system which includes its proprietary G-Reformer®, a Fischer-Tropsch unit, and all necessary components to develop a fully functional GTL plant with a minimum output of ~125 barrels/day of high-cetane blendstock (diesel fuel). Should an agreement be made, the joint venture relationship is expected to provide funding for a plant as well as operating capital for the Company. While there are no assurances that financing for the initial plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to transition this revolutionary GTL system into production.

In parallel, Company is also seeking agreements and/or partnerships with other GTL system providers to use the Company’s proprietary synthesis gas production unit, the G-Reformer®, as part of existing, planned, or new GTL systems in partnership with the Company. While there are no assurances that such agreements and partnerships will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to commercialize its proprietary G-Reformer® technology. Several alternate paths are under consideration.

The accompanying condensed consolidated financial statements do not include any adjustment to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the presentation of the condensed consolidated financial statements are as follows.

Property and Equipment

Property and equipment is recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold, are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale or salvage value are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the useful life of the assets. The Company continues to use its fully depreciated property and equipment/

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Accounting Standards Codification, ASC Topic 360, Property, Plant and Equipment.  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated any revenues.

QM-7

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period.  Actual results could differ materially from the estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three-months or less to be cash equivalents.  There were no cash equivalents at March 31, 2018, or December 31, 2017.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Open tax years, subject to IRS examination include 2013 – 2016.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of warrants and beneficial conversion features (16,600,000) have been excluded as a common stock equivalent in the diluted loss per share because their effect would be anti-dilutive.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

See Notes 6 and 7 below for disclosures associated with the Company’s convertible notes payable and warrants.

Fair Value of Financial Instruments

Effective January 1, 2008, fair value measurements are determined by the Company’s adoption of authoritative guidance issued by the FASB, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities, as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three levels as follows:

Level 1 – Valuation based on unadjusted quoted market prices in active markets for identical assets or liabilities.

QM-8

Level 2 – Valuation based on, observable inputs (other than level one prices), quoted market prices for similar assets such as at the measurement date; quoted prices in the market that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

Original Issue Discount

For certain convertible debt issued, the Company provides the debt holder with an original issue discount (“OID”).  An OID is the difference between the original cash proceeds and the amount of the note upon maturity. The Note is originally recorded for the total amount payable. The OID is amortized into interest expense pro-rata over the term of the Note.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The valuation of the Company’s notes recorded at fair value is determined using Level 3 inputs, which consider (i) time value, (ii) current market and (iii) contractual prices.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, receivables, accounts payable, notes payable and other payables, approximate their fair values because of the short maturity of these instruments.

The following table represents the Company’s assets and liabilities by level measured at fair value on a recurring basis at March 31, 2018 and December 31, 2017:

Description	Level 1	Level 2	Level 3
March 31, 2018 Derivative Liabilities	$0	$0	$86,255
December 31, 2017Derivative Liabilities	$0	$0	$105,643

The following assets and liabilities are measured on the balance sheets at fair value on a recurring basis utilizing significant unobservable inputs or Level 3 assumptions in their valuation. The following tables provide a reconciliation of the beginning and ending balances of the liabilities:

The change in the notes payable at fair value for the nine-month period ended March 31, 2018, is as follows:

	Fair Value	Change in	New		Fair Value
	January 1, 2018	Fair Value	Convertible Notes	Conversions	March 31, 2018

Derivative Liabilities	$(105,643)	$19,388	$0	$0	$(86,255)

All gains and losses on assets and liabilities measured at fair value on a recurring basis and classified as Level 3 within the fair value hierarchy are recognized in other interest income and expense in the accompanying condensed consolidated financial statements.

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At March 31, 2018, the Company did not have any outstanding stock options.

Concentration and Credit Risk

QM-9

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality institutions.  At times, such deposits may be in excess of the FDIC insurance limit.

Research and Development

The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development expenses of $309,215 and $177,658 during the three-months ended March 31, 2018 and 2017, respectively.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

	Range of Lives in Years	March 31, 2018	December 31, 2017
Equipment	5	$2,032	$2,032
Furniture and fixtures	5	1,983	1,983
		4,015	4,015
Less accumulated depreciation		(4,015)	(4,015)
		$0	$0

Depreciation expense was $0 and $99 for the three-months ended March 31, 2018 and 2017, respectively.

NOTE 5 – TERM NOTES PAYABLE

Term notes payable consisted of the following at March 31, 2018 and December 31, 2017:

	2018	2017

Unsecured note payable dated March 8, 2016 to an individual at 5% interest, payable upon the Company’s availability of cash	$0	$13,500
Unsecured note payable dated November 13, 2017 to a corporation at $10,000 lump sum interest at maturity on February 28, 2018. The terms are being re-negotiated with the noteholder.	100,000	100,000
Unsecured note payable dated December 28, 2017 to a corporation, due January 3, 2018		53,842
Total term notes	$100,000	$153,842

NOTE 6 – 2017 CONVERTIBLE PROMISSORY NOTES

The Company issued a $166,667 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 commencing February 1, 2018 plus interest at rate of 4% per annum on December 20, 2018 and $80,000 plus

QM-10

accrued interest on December 20, 2019.   The holder has the right to convert the note into common stock of the Company at a conversion price of $0.08 per share for each one dollar of cash payment which may be due, (which would be 1,083,333 shares for the $86,667 payment and 1,000,000 shares for the $80,000 payment.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note did not result in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. As of December 31, 2017, the discount related to the beneficial conversion feature on the note was valued at $27,083 based on the $0.013 difference between the market price of $0.093 and the conversion price of $0.08 times the 2,083,325 conversion shares. As of and during the three-months ended March 31, 2018, the remaining discount was $23,697 and $3,386 of the discount was amortized.

The Company issued a $150,000 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 plus accrued interest until the principal and accrued interest are paid in full.   The holder has the right to convert the note into common stock of the Company at a conversion price of equal to 70% of the prior twenty (20) days average closing market price of the Company’s common stock.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $58,494 based on the difference between the fair value of the 1,578,947 convertible shares at the valuation date and the $150,000 note value. The discount related to the beneficial conversion feature is being amortized over the term of the debt. The discount related to the beneficial conversion feature on the note was valued at $150,000 based on the Black-Scholes Model. As of and during the three-months ended March 31, 2018, the remaining discount was $47,731 and $7,019 of the discount was amortized. The derivative liability for this note at March 31, 2018 was $27,938.

NOTE 7 – CONVERTIBLE PROMISSORY NOTE

May 2016 Convertible Note

On May 4, 2016, the Company issued a $224,000 convertible promissory note bearing interest at 10.0% per annum to an accredited investor, payable beginning November 10, 2016, in monthly installments of $44,800 plus accrued interest and a cash premium equal to 10.0% of the installment amount.  The convertible promissory note was paid in full on March 4, 2017.  The holder had the right under certain circumstances to convert the note into common stock of the Company at a conversion price equal to 70% of the average of the 3 lowest volume weighted average trading prices during the 20-day period ending on the latest complete trading day prior to the conversion date.

The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $224,000 based on the Black-Scholes Model. The discount related to the beneficial conversion feature ($51,829) was amortized over the term of the debt (10 months).  For the year ended December 31, 2017, the Company recognized interest expense of $9,327 related to the amortization of the discount.

In connection with the issuance of the $224,000 note, the Company recorded debt issue cost and discount as follows:

$20,000 original issue discount and $4,000 debt issue cost, which was amortized over 10 months, with amortization of $4,000 for twelve-months ended December 31, 2017.

The convertible promissory note was paid in full on March 10, 2017, reducing the embedded derivative for the 2016 beneficial conversion right to zero at December 31, 2017.

September 2014 Convertible Note

QM-11

In connection with the issuance of a $158,000 convertible promissory note in 2014 (repaid in July 2015), the Company issued warrants to purchase shares of common stock.

  Warrants – recorded at fair value ($79,537) upon issuance, and marked -to-market on the balance sheet at

$58,317 as of March 31, 2018 and $47,149 as of December 31, 2017, which was computed as follows:

Commitment Date
Expected dividends	0%
Expected volatility	175.59%
Expected term: conversion feature	2 years
Risk free interest rate	2.27%

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consisted of the following at March 31, 2018 and December 31, 2017:

	2018	2017

Accrued consulting fees	$249,500	$249,500
Accrued expense related to shareholder dispute	0	330,000
Accrued expense related to warrant exercise	180,000	180,000
Other accrued expenses	0	12,000
Accrued interest expense	12,409	7,260
Total accrued expenses	$441,909	$778,760

 NOTE 9– CAPITAL STRUCTURE

The Company is authorized to issue 300,000,000 shares of class A common stock with a par value of $.0001 per share and 20,000,000 shares of class B stock with a par value of $.0001 per share.  Each common stock share has one voting right and the right to dividends, if and when declared by the Board of Directors.

Class A Common Stock

At March 31, 2018, there were 283,828,915 shares of class A common stock issued and outstanding.

During the three-months ended March 31, 2018, the Company: issued 4,780,254 shares of restricted class A common stock to 20 individuals through private placements for cash of $536,500 at average of $0.1122 per share.

  issued 3,000,000 of restricted common stock to the estate of a former officer of Greenway Innovative Energy, Inc. to satisfy a $330,000 accrual established at December 31, 2017 at an average of $0.11 per share.
  canceled 11,663,164 shares returned to the Company by shareholders at a value of $1,163 added to paid-in-capital.

Class B Stock

At March 31, 2018 and 2017, there were 0 and 126,938 shares of class B stock issued and outstanding, respectively.

During the year ended December 31, 2017, the Company; exchanged 630,000 shares of class A common stock for 62,986 class B shares with a shareholder who held class B shares from the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation which set a conversion rate of 15 to 1. The Company negotiated the 630,000 shares when the class B shareholder elected to convert.

  exchanged (on a one for one basis) 63,932 shares of class A common stock for 63,932 class B shares with shareholders who acquired the class B shares after the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation.

QM-12

  Stock options, warrants and other rights

  At March 31, 2018, the Company has not adopted any employee stock option plans.

  On February 3, 2017, the Company issued 6,000,000 warrants (4,000,000 at $0.35 for two years and 2,000,000 at $0.45 for three years) as part of a separation agreement with a co-founder and former president. The Company valued the warrants as of March 31, 2017, at $639,284 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 455%, expected conversion term of two and three years and risk-free interest rate of 1.75%.

  On November 30, 2017, the Company issued 1,000,000 warrants at $0.30 for three years as part of a settlement of a shareholder dispute with MTG Holdings, Inc. The Company valued the warrants as of December 31, 2017, at $95,846 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 116%, expected conversion term of three years and risk-free interest rate of 1.37%.

  On January 8, 2018, the Company issued 4,000,000 warrants, which were in lieu of 3,000,000 shares to a director, at $0.10 that expires in three years.

  NOTE 10 - RELATED PARTY TRANSACTIONS

  Shareholders made loans and advances to the Company in the amounts of $3,000 during the three-months ended March 31, 2018 and $219,509 (Tunstall Canyon Group $166,667, Kevin Jones $51,342 and Pat Six $1,500) during the year ended December 31, 2017, respectively.  During the three-months ended March 31, 2018 shareholders were repaid $3,500. During the year ended December 31, 2017, a shareholder Richard Halden purchased 2,250,000 shares of class A common stock for $225,000 ($0.10 per share) and Kevin Jones received repayment of a $59,690 loan.

  NOTE 11 – INCOME TAXES

  At March 31, 2018 and December 31, 2017, the Company had approximately $16.5 million and $16.4 million, respectively, of net operating losses ("NOL") carry forwards for federal and state income tax purposes.  These losses are available for future years and expire through 2034.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

  The provision for income taxes for continuing operations consists of the following components for the three-months ended March 31, 2018 and the year ended December 31, 2017:

	2018	2017

Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

  A comparison of the provision for income tax expense at the federal statutory rate of 21% for the three-months ended March 31, 2018 and the year ended December 31, 2017, the Company's effective rate is as follows:

	2018		2017

Federal statutory rate	(21.0	) %	(21.0	) %
State tax, net of federal benefit	(0.0)		(0.0)
Permanent differences and other including surtax exemption	0.0		0.0
Temporary difference	(15.9)		(15.9)
Valuation allowance	36.9		36.9
Effective tax rate	0.0%		0.0%

  The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at March 31, 2018 and December 31, 2017:

QM-13

	2018	2017
Deferred tax assets
Net operating loss carry forwards	$16,524,544	$16,403,873
Deferred compensation	836,272	821,572
Stock based compensation	2,900,734	2,900,734
Other	581,639	581,639
Total	20,843,189	20,707,818
Less valuation allowance	(20,843,189)	(20,707,818)
Deferred tax asset	-	-
Deferred tax liabilities
Depreciation and amortization	$-	$-
Net long-term deferred tax asset	$-	$-

  The change in the valuation allowance was $135,371 and $12,784,855 for the three-months ended March 31, 2018 and the year ended December 31, 2017, respectively.  The Company has recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations, interest expense, interest income and other income subsequent to the change in ownership, which amounted to $20,843,189 and $20,707,818 at March 31, 2018 and December 31, 2017, respectively.

  Utilization of the Company’s net operating losses may be subject to substantial annual limitation if the Company experiences a 50% change in ownership, as provided by the Internal Revenue Code and similar state provisions.  Such an ownership change would substantially increase the possibility of net operating losses expiring before complete utilization.

  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carry forwards to offset taxable income, and projected future taxable income in making this assessment.

  NOTE 12 – COMMITMENTS

  Employment Agreements

  In August 2012, the Company entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of 5 years with compensation of $90,000 per year. In June of 2014, the president's employment agreement was amended to increase his annual pay to $180,000.  The employment agreement terminated August 12, 2017. During the three-months ended March 31, 2017, the Company paid and accrued a total of $45,000 on the employment agreement.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., the Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

  See Subsequent Events Note 13.

  Consulting Agreement

  On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of our restricted common stock. Additional payments upon the Company’s common stock reaching certain price points as follows;

    500,000 shares at the time our common stock reaches $0.25 per share during the first year
    500,000 shares at the time our common stock reaches $0.45 per share during the first year
    1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
    2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
    3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
    1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement

QM-14

    Leases

  In October 2015, the Company signed a new two-year lease for new office space of approximately 1,800 square feet at the rate of $2,417 for the first twelve months and $2,495 for the second twelve months.  During the three months ended March 31, 2018 and 2017, the Company expensed $13,517 and $8,640, respectively, in rent expense.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month.

  The Company pays approximately $11,600 in annual maintenance fees on its Arizona BLM mining leases, in addition to 10% royalties based on production.

  Legal

  The Company has been named as a co-defendant in an action brought against the Company and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the Company’s financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein we sold our shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants defaulted in their payment obligations under Settlement and Mutual Release Agreement. Due to the bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

  See Subsequent Events Note 13.

  NOTE 13-SUBSEQUENT EVENTS

  During the period from April 1, 2018 through May 15, 2018, the Company issued 50,000 shares of restricted class A common stock to one individual for $6,000 at average price of $0.12 per share.

  On April 9, 2108, the Company and Tonaquint, Inc. agreed to settle on Tonaquint’s exercise of a warrant option with a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

  On May 10, 2018, the Company announced changes to its management team and Board of Directors, including the election of a new Chairman of the Board, current Director Raymond Wright; the appointment of a new independent director, Peter Hauser; the resignation of Patrick Six as President and Chief Financial Officer; the appointment of John Olynick as the new President, and the appointment of Ransom Jones as the Company’s Chief Financial Officer, Secretary and Treasurer.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of their first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of their first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans. Their employment agreements can be terminated, among the other things, by the Company with or without cause or by the employees at any time during their term upon sixty (60) days’ notice. Their employment agreements also contain customary provisions of confidentiality and non-competition and non-solicitation.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

  THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT ON FORM 10-Q.

  The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources, should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report, which have been prepared assuming that we will continue as a going concern, and in conjunction with our Annual Form 10-K filed on April 5, 2018. As discussed in Note 2 to the consolidated financial statements, our recurring net losses and inability to generate sufficient cash flows to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our businesses. Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

  Unless the context otherwise suggests, “we,” “our,” “us,” and similar terms, as well as references to “UMED” and “Greenway Technologies,” all refer to Greenway Technologies, Inc, as of the date of this report.

QM-15

  Overview

  Greenway Technologies, UMED Holdings, Inc. (“Greenway” or “UMED”) was originally incorporated as Dynalyst Manufacturing Corporation (“Dynalyst”) under the laws of the State of Texas on March 13, 2002.

  In connection with the merger with Universal Media Corporation (“UMC”), a Nevada corporation, on August 17, 2009, we changed our name to Universal Media Corporation. The transaction was accounted for as a reverse merger, and Universal Media Corporation was the acquiring company on the basis that Universal Media Corporation’s senior management became the entire senior management of the merged entity and there was a change of control of Dynalyst. The transaction was accounted for as recapitalization of Dyanlyst’s capital structure. In connection with the merger, Dynalyst issued 57,500,000 restricted common shares to the shareholders of Universal Media Corporation for 100% of Universal Media Corporation.

  On August 18, 2009, Dynalyst approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change our name to Universal Media Corporation and approved the increase in authorized shares to 300,000,000 shares of common A stock, par value $0.0001 and 20,000,000 shares of common B, par value $0.0001.

  On March 23, 2011, Universal Media Corporation approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change our name to UMED Holdings, Inc.

  On June 22, 2017, UMED Holdings, Inc. approved the amendment of our certificate of formation and filed on June 23, 2017, with the Texas Secretary of State an amendment to change our name to Greenway Technologies, Inc.

  Greenway Technologies is a holding company with present interests in energy and mining. We have our corporate offices at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, consisting of approximately 1,800 square feet. Our wholly-owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”), has offices at 1521 North Cooper Street, Suite 207, Arlington, Texas 76011.

  We will be unable to pay our obligations in the normal course of business or service our debt in a timely manner throughout 2018 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

  Greenway Technologies is currently evaluating strategic alternatives that include the following: (i) entering into a joint venture or partnership with an existing oil and gas producer or refiner to exploit the Company’s patented technology, (ii) licensing or selling rights to the technology, (iii) raising additional equity capital or (iv) entering into or issuing debt instruments. This process is ongoing and can be lengthy and has inherent costs and risks. There can be no assurance that the exploration of strategic alternatives will result in any specific action to alleviate our 12 month working capital needs or result in any other transaction.

  Energy Interest

  In August 2012, Greenway Technologies (formerly, UMED) acquired 100% of Greenway Innovative Energy, Inc. which owns patents and trade secrets for a proprietary technology to convert natural gas into synthesis gas (syngas). Based on a new, breakthrough process called Fractional Thermal Oxidation™ (FTO), Greenway Technologies’ proprietary G-Reformer™, combined with   a Fischer-Tropsch process, is designed to offer an economical and scalable method of converting natural gas to liquid fuel.

  On June 26, 2017, Greenway Technologies, in conjunction with UTA, announced that it had successfully demonstrated its GTL technology at the Conrad Greer Laboratory at UTA proving the viability of the GTL system.

QM-16

  On March 6, 2018, the Company announced the completion of its G-Reformer® which converts natural gas into synthesis gas. The G-Reformer® is a critical component of the company’s innovative Greer-Wright Gas-to-Liquids system which converts natural gas into liquid fuels. A team consisting of individuals from Greenway Technologies, Inc. and its wholly-owned subsidiary, Greenway Innovative Energy, the University of Texas at Arlington (UTA), and Industrial Refractory Services, Inc. worked together to calibrate the newly-built G-Reformer®. The G-Reformer® testing performed at that time substantiated the units’ synthesis gas generation capability and demonstrated additional proficiencies within certain prior prescribed testing metrics.

  The Company believes that the G-Reformer® is a major innovation in GTL technology. It supersedes legacy technologies which are more costly, have a larger footprint, and cannot be easily deployed at field sites to process stranded gas, coal-bed methane, vented gas, or flared gas, all markets the Company seeks to pursue. This technology, based around the G-Reformer®, is unique in that it allows for GTL plants with a demonstrably smaller footprint, especially in conjunction with the Company’s patented application for deployment on large flat-bed tractor-trailer trucks, versus legacy large-scale technologies, which the Company believes will provide for substantially lower up-front and ongoing costs. Greenway Technologies is now working to commercialize the system and related technology and is in discussions with a number of oil and gas companies, smaller oil and gas operators and interested parties to obtain joint venture or other forms of capital funding to build its first complete gas-to-liquid plant using Greenway’s proprietary GTL conversion processes.

  Mining Interest

  In December 2010, UMED acquired the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. Early indications, from samples taken and processed, provides reason to believe that the potential recovery value of the metals located on the 1,440 acres is significant, but actual mining and processing will determine the ultimate value which may be realized from this property holding. The Company is currently exploring strategic options to partner or sell its interest in this acreage.

  Going Concern

  As of March 31, 2018, we have an accumulated deficit of $24,198,225. During the three-months ended March 31, 2018, we used net cash of $545,702 for operating activities. These factors raise substantial doubt about our ability to continue as a going concern.

  While we are attempting to commence operations and generate revenues, our cash position may not be enough to support our daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for us to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate revenues.

  Three-months Ended March 31, 2018, Compared to Three-months Ended March 31, 2017.

  Revenues. During the three-months ended March 31, 2018, and 2017, we had no revenues from operations. Management is aggressively looking for ways to leverage our technology to develop revenue streams.

  Operating Expenses.

  Consulting Fees. During the three-months ended March 31, 2018, consulting expense increased to $65,000 as compared to $35,000 from the prior year three-months ended March 31, 2017. The increase was primarily the result of increased fees for consulting services.

QM-17

  Officer Compensation. During the three-months ended March 31, 2018, officer compensation decreased to $90,000 as compared to $125,000 from the prior year three-months ended March 31, 2017. Officer compensation decreased due to the President in 2017 not being with the Company in 2018.

  Professional Fees. During the three-months ended March 31, 2018, professional fees increased to $17,902 as compared to $10,040 from the prior year three-months ended March 31, 2017. Professional fees increased because of an increase in filing fees and press releases.

  Operating Expenses. During the three-months ended March 31, 2018, operating expenses decreased to $577,956 as compared to $5,226,137 from the prior year three-months ended March 31, 2017. The decrease was primarily due to $4,779,370 stock-based compensation recorded in the three-months ended March 31, 2017, without a comparative charge in the three-months ended March 31, 2018. Travel expenses increased to $10,147 in the three-months ended March 31, 2018, compared to $5,323 in the three-months ended March 31, 2017. Legal expenses increased to $35,021 in the three-months ended March 31, 2018, compared to $29,349 in the three-months ended March 31, 2017. The increase in research and development costs of $309,215 in the three-months ended March 31, 2018, compared to $177,658 in the three-months ended March 31, 2017.

  Interest Expense. During the three-months ended March 31, 2018, interest expense increased to $16,055 as compared to interest income of $9,529 from the prior year three-months ended March 31, 2017. The increase was primarily due to the amortization of debt issue cost related to convertible promissory notes issued in the fourth quarter of 2017.

  Derivative Adjustment. During the three-months ended March 31, 2018, the gain on derivative adjustment was $19,388 as compared to a loss of $53,385 for the prior year three-months ended March 31, 2017. The change was due to the convertible note payable being paid in first quarter 2017 and the derivative liability for the three-months ended March 31, 2018 being calculated using the Black-Scholes Model only on the warrants.

  Net Loss from Operations. Our net loss from operations decreased to $574,623 for the three-months ended March 31, 2018 compared to a loss of $5,269,993 for the three-months ended March 31, 2017. The decrease was primarily due to decrease of $4,779,370 in stock-based compensation.

  Liquidity and Capital Resources

  Liquidity is the ability of a company to generate adequate amounts of cash to meet its needs for cash. The following table provides certain selected balance sheet comparisons between March 31, 2018, and December 31, 2017:

	March 31,	December 31,	$	%
	2018	2017	Change	Change

Working Capital
Cash	$22,475	$91,518	$(69,043)	(75)%
Total current assets	$166,475	$249,018	$(82,543)	(33)%
Total assets	$186,475	$269,018	$(82,453)	(31)%
Accounts payable and accrued liabilities	$2,281,305	$2,586,901	$(305,596)	(12)%
Notes payable and accrued interest	$100,000	$388,675	$(288,675)	(74%)
Derivative liability	$86,255	$105,643	$ 19,388	(18%)
Total current liabilities	$2,622,799	$2,997,219	$(374,420)	(12)%
Total liabilities	$2,706,799	$3,081,219	$(374,420)	(11)%

  In the three-months ended March 31, 2018, our working capital deficit decreased by $291,877 primarily as a result of a decrease in current assets of $82,543 and a decrease in accounts payable and accrued liabilities of $305,596, and decreases in notes payable and accrued interest of $288,675 and derivative liability of $19,388.

  Operating activities

  Net cash used in continuing operating activities during the three-months ended March 31, 2018, was $(545,702) as compared to $(499,262) for the three-months ended March 31, 2017. Items totaling approximately $42,309 contributing to the net cash used in continuing operating activities for the three-months ended March 31, 2018, include:

QM-18

$574,623 net loss, offset by: $ 19,388 gain on derivatives $ 13,500 decrease in prepaid expenses,
$ 4,405 debt issue costs amortized, $ 24,404 increase in accounts payable and accrued expenses

  Net cash used for continuing operating activities for the three-months ended March 31, 2017, was $499,262. Items totaling approximately $304,059 contributing to the net cash used in continuing operating activities for the three-months ended March 31, 2017, include:

  $5,269,993 net loss, offset by:

$4,779,370 representing the value of stock-based compensation, $ 28,544 loss on derivative liability adjustment, $ (7,214) in prepaids
$ 99 of depreciation, $ 15,000 increase in management fees $ (59,496) decrease in accounts payable and accrued expenses

  Investing activities

  We had no investing activities during the three-months ended March 31, 2018 and 2017.

  Financing Activities

  Net cash provided by financing activities was $476,659 for the three-months ended March 31, 2018, composed of $536,500 in sales of common stock and $53,841 of payments on note payable.

  Net cash provided by financing activities was $709,497 for the three-months ended March 31, 2017, composed primarily of $833,250 in sales of common stock, $120,753 repayment of convertible note payable, $3,000 payments on note payable.

  Seasonality

  We do not anticipate that our business will be affected by seasonal factors.

  Impact of Inflation

  General inflation in the economy has driven the operating expenses of many businesses higher. We will continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While we are subject to inflation as described above, our management believes that inflation currently does not have a material effect on our operating results. However, inflation may become a factor in the future.

  Commitments

  Employment Agreements.

  In August 2012, we entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of five years with compensation of $90,000 per year. In September 2014, the president’s employment agreement was amended to increase his annual pay to $180,000. The employment agreement terminated in August 2017. During the three-months ended March 31, 2017, the we paid and accrued a total of $45,000 for the Greenway Innovative Energy president.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., we agreed to issue an additional 7,500,000 shares of restricted common stock when the first portable GTL unit is build and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production.

QM-19

  Leases.

  In October 2015, we entered into a two-year lease for approximately 1,800 square feet a base rate of $2,417 per month. During the three-months ended March 31, 2018, and 2016, we expensed $26,992 and $35,023.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month.

  Mining Interest. In December 2010, we acquired from Melek Mining, Inc. and 4HM Partners, LLC the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. Our minimum commitment for 2018 is approximately $11,160 in annual maintenance fees, which are due September 1, 2018, payable to the United States Bureau of Land Management. Once we enter the production phase, royalties owed to the BLM will be are equal to 10% of production. As of the date of this report, the mining claims are not covered by any lease agreement, we file an annual maintenance fee form to hold the claims.

  Consulting Agreement

  On November 28, 2017, we entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of our restricted common stock. Additional payments upon our common stock reaching certain price points as follows;

    500,000 shares at the time our common stock reaches $0.25 per share during the first year
    500,000 shares at the time our common stock reaches $0.45 per share during the first year
    1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
    2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
    3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
    1,000000 shares at the time our common stock reaches $10.00 per share during the term of the agreement

  Critical Accounting Policies

  Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies include revenue recognition and impairment of long-lived assets.

  We recognize revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

  We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

  Quantitative and Qualitative Disclosures About Market Risk

  We conduct all of our transactions, including those with foreign suppliers and customers, in U.S. dollars. We are therefore not directly subject to the risks of foreign currency fluctuations and do not hedge or otherwise deal in currency instruments in an attempt to minimize such risks. Demand from foreign customers and the ability or willingness of foreign suppliers to perform their obligations to us may be affected by the relative change in value of such customer or supplier’s domestic currency to the value of the U.S. dollar. Furthermore, changes in the relative value of the U.S. dollar may change the price of our products relative to the prices of our foreign competitors.

QM-20

  Stock-Based Compensation

  We follow Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

  Recently Issued Accounting Pronouncements

  In September 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to Greenway Technologies’ current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity-which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods therein. Early application with the first annual reporting period or interim period for which the entity’s financial statements have not yet been issued (Public business entities) or made available for issuance (other entities). We adopted this pronouncement for the three-months ended March 31, 2018.

  Off-Balance Sheet Arrangements

  We do not have any off-balance sheet arrangements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

  There has been no material change in our market risks since the end of the fiscal year 2018.

Item 4.	Controls and Procedures.

  Disclosure Controls and Procedures

  The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

QM-21

  Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In March 2018, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control -- Integrated Framework,” issued by the Committee of Sponsoring Organizations revised 2013 (“COSO”) of the Treadway Commission. Based upon this assessment, we determined that our internal control over financial reporting is ineffective.

  The matters involving internal controls and procedures that our management considers to be material weaknesses under COSO and SEC rules are: (1) lack of a functioning audit committee and lack of independent directors on our board of directors, resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned potential material weaknesses were identified by our chief financial officer in connection with the preparation of our financial statements as of March 31, 2018, who communicated the matters to our management and board of directors.

  Management believes that the material weaknesses set forth above did not have an effect on our financial results. However, the lack of a functioning audit committee and lack of a majority of independent directors on our board of directors resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures, can impact our financial statements.

  Management’s Remediation Initiatives

  Although we are unable to meet the standards under COSO because of the limited funds available to a company of our size, we are committed to improving our financial organization. As funds become available, we will undertake to: (1) create positions to segregate duties consistent with control objectives, (2) increase our personnel resources and technical accounting expertise within the accounting function (3) appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and (4) prepare and implement sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within Greenway Technologies have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

QM-22

   PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

  We have been named as a co-defendant in an action brought against us and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the our financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein we sold our shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants defaulted in their payment obligations under Settlement and Mutual Release Agreement. Due to the bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

  On April 9, 2108, the Company and Tonaquint, Inc. agreed to settle on Tonaquint’s exercise of a warrant option with a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

Item 1A.	Risk Factors.

  Not applicable.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

  During the three-month period ended March 31, 2018, we issued 4,780,254 shares of restricted common stock to 20 individuals through private placements for cash of $536,500 at an average price of $0.1156 per share. There were no selling expenses or commissions with respect to the sale of our common stock.

  Subsequent to March 31, 2018, we sold 50,000 shares of our class A restricted common stock to one individual for $6,000 ($0.12 per share).

  The proceeds realized from the sale of our common stock were used to pay our general and administrative expenses, salaries for our officers in the amount of $536,500, and expenses associated with our GTL project at The University of Texas at Arlington.

  Each investor took his securities for investment purposes without a view to distribution and had access to information concerning Greenway Technologies and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our securities. Our securities were sold only to accredited investors, as defined in Regulation D with whom we had a direct personal preexisting relationship, and after a thorough discussion. Each certificate contained a restrictive legend as required by the Securities Act. Finally, our stock transfer agent has been instructed not to transfer any of such securities, unless such securities are registered for resale or there is an exemption with respect to their transfer.

  Each purchaser or recipient of our shares was an accredited investor, and either alone or with his purchaser representative(s) had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment. Greenway Technologies reasonably believed immediately prior to making any sale that such purchaser came within this description.

  All of the above described investors who received shares of our common were provided with access to our filings with the SEC, including the following:

•	The information contained in our annual report on Form 10-K under the Exchange Act.

•

  The information contained in any reports or documents required to be filed by Greenway Technologies under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.

QM-23

•	A brief description of the securities being offered, and any material changes in our affairs that were not disclosed in the documents furnished.

  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  NONE

Item 3.	Defaults Upon Senior Securities.

  Not applicable.

Item 4.	Mine Safety Disclosures.

  Not applicable.

Item 5.	Other Information.

  None.

QM-24

Item 6.	Exhibits.
Exhibit No.	Identification of Exhibit
2.1**	Combination Agreement executed as of August 18, 2009, between Dynalyst Manufacturing Corporation and Universal Media Corporation, filed as Exhibit 10.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.1**	Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on March 13, 2002, filed as Exhibit 3.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.2**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on June 7, 2006, filed as Exhibit 3.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.3**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on August 28, 2009, changing the corporate name to Universal Media Corporation, filed as Exhibit 3.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.4**	Articles of Amendment of Articles of Incorporation of Universal Media Corporation filed with the Secretary of State of Texas on March 23, 2011, changing the corporate name to UMED Holdings, Inc., filed as Exhibit 3.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.5**	Articles of Amendment of Certificate of Formation of UMED Holdings, Inc. filed with the Secretary of State of Texas on June 23, 2017, changing the corporate name to Greenway Technologies, Inc., filed as Exhibit 3.1 to the registrant’s Form 8-K/A on July 20, 2017, Commission File Number 000-55030.
3.6**	Bylaws of Dynalyst Manufacturing Corporation, filed as Exhibit 3.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.7**	Articles of Incorporation of Greenway Innovative Energy, Inc. filed with the Secretary of State of Nevada on July 6, 2012, filed as Exhibit 3.7 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
3.8**	Bylaws of Greenway Innovative Energy, Inc., filed as Exhibit 3.8 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.1**	Code of Ethics for Senior Financial Officers, filed as Exhibit 10.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.2**	Purchase Agreement dated as of May 1, 2012, between Universal Media Corporation and Mamaki Tea & Extract, Inc., filed as Exhibit 10.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.3**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.4**	Second Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.5**	Purchase Agreement dated August 29th, 2012, between Universal Media Corporation and Greenway Innovative Energy, Inc., filed as Exhibit 10.6 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.6**	Purchase Agreement dated as of February 23, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.7 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.7**	Asset Purchase Agreement dated as of October 2, 2011, between Jet Regulators, L.C., R/T Jet Tech, L.P. and UMED Holdings, Inc., filed as Exhibit 10.8 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.8**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Kevin Bentley, filed as Exhibit 10.9 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.9**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. Randy Moseley, filed as Exhibit 10.10 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.

QM-25

10.10**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Richard Halden, filed as Exhibit 10.11 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.11**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Raymond Wright, filed as Exhibit 10.12 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.12**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Conrad Greer, filed as Exhibit 10.13 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.13**	Consulting Agreement dated May 27, 2011, between UMED Holdings, Inc. and Jabez Capital Group, LLC, filed as Exhibit 10.14 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.14**	Promissory Note in the amount of $850,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Southwest Capital Funding, Ltd., filed as Exhibit 10.15 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.15**	Modification of Note and Liens effective as of October 1, 2012, between Southwest Capital Funding, Ltd. and Mamaki Tea, Inc., filed as Exhibit 10.16 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.16**	Second Modification of Note and Liens effective as of December 20, 2012, between Southwest Capital Funding, Ltd., Mamaki Tea, Inc., and Mamaki of Hawaii, Inc., filed as Exhibit 10.17 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.17**	Promissory Note in the amount of $150,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Robert R. Romer, filed as Exhibit 10.18 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.18**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.19 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.19**	Securities Purchase Agreement dated September 18, 2014, between UMED Holdings, Inc. and Tonaquint, Inc., filed as Exhibit 10.19 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.20**	Promissory Note in the amount of $158,000 dated September 18, 2014, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.20 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.21**	Warrant dated September 18, 2014, for $47,400 worth of UMED Holdings, Inc. shares issued to Tonaquint, Inc., filed as Exhibit 10.21 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.22**	Office Lease Agreement dated October 2015, between UMED Holdings, Inc. and The Atrium Remains the Same, LLC, filed as Exhibit 10.22 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.23**	Warrant dated October 31, 2015, for 4,000,000 shares issued to Norman T. Reynolds, Esq, filed as Exhibit 10.23 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.24**	Promissory Note in the amount of $36,000 dated March 8, 2016, executed by UMED Holdings, Inc. payable to Peter C. Wilson, filed as Exhibit 10.24 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.25**	Convertible Promissory Note in the amount of $224,000 dated May 4, 2016, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.25 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.26**	Severance and Release Agreement by and between UMED Holdings, Inc. and Randy Moseley dated November 11, 2016, filed as Exhibit 10.26 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.27**	Settlement and Mutual Release Agreement dated January 13, 2017, executed by UMED Holdings, Inc. in connection with Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc., Hawaiian Beverages, Inc., Curtis Borman, and Lee Jenison, filed as Exhibit 10.27 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.

QM-26

10.28**	Warrant dated February 1, 2017, for 2,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.28 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.29**	Warrant dated February 1, 2017, for 4,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.29 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.30**	Severance and Release Agreement by and between UMED Holdings, Inc. and Richard Halden dated February 1, 2017, filed as Exhibit 10.30 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.31**	Assignment Agreement dated December 27, 2010, between Melek Mining, Inc., 4HM Partners, LLC, and UMED Holdings, Inc., filed as Exhibit 10.31 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.32** 10.33** 10.34** 10.35** 10.36** 10.37* 10.38*

  Consulting Agreement by and between the registrant and Chisos Equity Consultants, LLC, as

  Amended February 16, 2018, and March 19, 2018, filed as Exhibit 10.1 to the registrant’s Form 8-K, on March 21, 2018, Commission File Number 000-55030.

  Promissory Note in the amount of $100,000 dated November 13, 2017, executed by Greenway Technologies, Inc. to Wildcat Consulting Group LLC.as Exhibit 10.33 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Subordinated Convertible Promissory Note in the amount of $166,667 dated December 20, 2017, executed by Greenway Technologies, Inc. payable to Tunstall Canyon Group LLC filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Warrant dated November 30, 2017 for 1,000,000 shares issued to MTG Holdings, LTD.

  filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Greer Family Trust Promissory Note and Settlement. filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Warrant dated January 8, 2018 for 4,000,000 shares issued to Kent Harer.

  Settlement agreement by and between Greenway Technologies, Inc. and Tonaquint, Inc. dated April 9, 2018.

10.39*	Employment agreement with John Olynick, as President, dated May 10, 2018.
10.40*	Employment agreement with Ransom Jones, as Chief Financial Officer, Secretary and Treasurer, dated May 10, 2018.
31.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

  ____________

  *         Filed herewith.

  **       Previously filed.

QM-27

  SIGNATURES

  In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  GREENWAY TECHNOLOGIES, INC.

  Date: May 21, 2018.

  By /s/ John Olynick

  John Olynick, President

  By /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and

  Principal Accounting Officer

QM-28

  =============================================================================================

   Exhibit 10.37--FORM 10Q-March31, 2018

  Exhibit 10.37

  Greenway Technologies, Inc.

  Stock Purchase Warrant Expiring: January 8, 2021.

  THIS IS TO CERTIFY that, for value received, Kent Harer (the "Holder") is entitled at any time from the date hereof, but prior to 5:00 pm, Fort Worth, Texas time on January 8, 2021, subject to and upon the terms and conditions herein, to purchase up to 4,000,000 fully paid and non-assessable shares of the common stock, par value $0.0001 per share (the "Common Stock") of GREENWAY TECHNOLOGIES, INC. (formerly known as UMED Holdings, Inc.), a Texas corporation (the "Company") at a purchase price of $.15 (fifteen cents) per share (the "Exercise Price") of the Common Stock, after taking into account the restrictive nature of the shares of the Common Stock as described below (such number of shares of the Common Stock and the purchase price being subject to adjustment as provided herein). This Warrant shall be void and of no effect and all rights hereunder shall cease at 5:00 pm, Fort Worth, Texas time on January 8, 2021, except to the extent therefore exercised, provided that in the case of the earlier dissolution of the Company, this Warrant shall become void on the date fixed for such dissolution.

  1. Covenants of the Company. The Company covenants that, while this Warrant is exercisable (a) it will reserve from its authorized and issued shares of the Common Stock a sufficient number of shares of the Common Stock to provide for the delivery of the shares of the Common Stock pursuant to the exercise of this Warrant, and (b) that all shares of the Common Stock which may be issued upon the exercise of this Warrant will be fully paid and non-assessable.

  2. Protection Against Dilution, Etc. In any of the following events, occurring after the date of the issuance of this Warrant, appropriate adjustment shall be made in the number of shares of the Common Stock to be deliverable upon the exercise of the Warrant and the purchase price per share of the Common Stock to be paid, so as to maintain the proportionate interest of the Holder as of the date hereof (a) recapitalization of the Company through a split-up or reverse split of the outstanding shares of the Common Stock into a greater or lesser number, as the case may be, or (b) declaration of a dividend on the shares of the Common Stock, payable in shares of the Common Stock or other securities of the Company convertible into shares of the Common Stock, or (c) any of the events described in Paragraph 4 hereof.

  3. Merger, Etc. In case the Company, or any successor, shall be consolidated or merged with another company, or substantially all of its assets shall be sold to another company in exchange for stock, cash or other property with the view to distributing such stock, cash or other property to its shareholders, each of the shares of the Common Stock purchasable by this Warrant shall be replaced for the purposes hereof by the securities of the Company or cash or property issuable or distributable in respect of one share of the Common Stock of the Company, or its successors, upon such consolidation, merger, or sale, and adequate provision to that effect shall be made at the time thereof. Provided, however, notwithstanding anything herein contained to the contrary, in the event that the terms of any such consolidation, merger or sale call for the distribution of any cash or property to the shareholders of the Company, no cash or property shall be distributable to the Holder in connection with any unexercised portion of this Warrant, unless the Holder shall have exercised this Warrant pursuant to the terms of Paragraph 6 hereof and all other terms of this Warrant.

  4. Notice of Certain Events. Upon the happening of any event requiring an adjustment of the Warrant purchase price hereunder, the Company shall forthwith give written notice thereof to the Holder stating the adjusted Warrant purchase price and the adjusted number of shares of the Common Stock purchasable upon the exercise hereof resulting from such event and setting forth in reasonable detail the method of calculation is based. The Board of Directors of the Company shall determine the compensation made hereunder. In the case of (a) any consolidation, merger, or sale affecting the Company and calling for the payment of cash or the delivery of property to shareholders of the Company, or (b) any voluntary or involuntary dissolution, liquidation, or winding up of the Company shall at any time be proposed, the Company shall give at least 20 days' prior written notice thereof to the Holder stating the date on which such an event is to take place and the date (which shall be at least 20 days after the giving of such notice) as of which the holders of record of shares of the Common Stock shall be entitled to participate in ay such event. If the Holder does not elect to exercise any part of this Warrant as a result of any such notice, the Holder shall have no right with respect to any portion of this Warrant which shall remain unexercised to participate in (x) any such cash or other property resulting from any such consolidation, merger, or sale, or (y) any voluntary or involuntary dissolution, liquidation, or winding up of the Company.

  PAGE QM-29

  5. Shareholders' Rights. Until the valid exercise of this Warrant, the Holder shall not be entitled to any rights od a shareholder with respect to the shares of the Common Stock covered by this Warrant; but immediately upon the exercise of this Warrant and upon payment as provided herein, the Holder shall be deemed a record holder of the shares of the Common Stock.

  6. Manner of Exercise. In order to exercise this Warrant, the Holder should surrender this Warrant, duly endorsed or assigned to the Company or, in blank, at the office of the Company, accompanied by (a) written Form of Election to Purchase attached hereto (the "Exercise Notice") that the Holder elects to exercise this Warrant or, if less than the entire amount thereof is to be exercised, the portion thereof to be exercised, and (b) payment of the purchase price of the shares of the Common Stock to be purchased on each exercise, in cash or by cashier's or certified check.

  This Warrant shall be deemed to have been exercised immediately prior to the close of business on the day of surrender of this Warrant for exercise in accordance with the foregoing provisions, and at such time the person or persons entitled to receive the shares of the Common Stock issuable upon exercise shall be treated for all purposes as the record holder or holders of the shares of the Common Stock at such time. As promptly as practicable on or after the exercise date, but in no event later than three business days, the Company shall issue and shall deliver to the Holder a certificate or certificates for the number of full shares of the Common Stock issuable upon exercise.

  In case this Warrant is exercised in part only, upon such exercise the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Warrant to purchase, in the aggregate, in the number of shares of the Common Stock covered by the unexercised portion of this Warrant.

  7. Limitation on_Exercise. The Holder (including any successor, transferee or assignee) shall not have the right to convert any portion of this Warrant to the extent that giving effect to such exercise, the Holder (together with the Holder's affiliates) would beneficially own in excess of 9.9990/0 (the Maximum Percentage") of the number of shares of the Common Stock of the Company outstanding immediately after giving effect to such exercise. For the purposes of the foregoing sentence, the number of shares of the Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of the Common Stock issuable upon conversion of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of the Common Stock which shall be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates and (ii) exercise of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any other notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this paragraph, in determining the number of outstanding shares of the Common Stock, the Holder may rely on the number of outstanding shares of the Common Stock as reflected in (x) the Company's most recent Form 10-K, Form 10-Q or Form 8-K, as the case mat be, (y) a more recent public announcement by the Company, or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of the Common Stock outstanding. For any reason at any time, during regular business hours of the Company and upon the written request of the Holder, the Company shall within two business days confirm in writing to the Holder the number of shares of the Common Stock then outstanding. In any case, the number of outstanding shares of the Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of the Common Stock was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (A) any such increase will not be effective until the 61st day after such notice is delivered to the Company, (B) any such increase or decrease will apply to the Holder and not to any other holder of warrants, and (C) and in no case shall the Holder or its affiliates acquire in excess of 9.999 0/0 of the outstanding shares of the Common Stock or the voting power of the Company.

  PAGE QM-30

  8. Representations and Covenants of the Holder: The Holder represents and covenants that this Warrant has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities law. This Warrant has been purchased for investment only and not a view to distribute or resale, and may not be sold, pledged, hypothecated or otherwise transferred unless this Warrant or the shares of the Common Stock represented hereby are registered under the Securities Act, any other applicable securities law, or the Company has received an opinion of counsel satisfactory to it that registration is not required. A legend in substantially the following form will be placed on ay certificates or other documents evidencing the shares of the Common Stock to be issued upon any exercise of this Warrant.

  THE SECURITIES REPRESENTED BY THIS INSTRUMENT OR DOCUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OR COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OR THE SUBMISSION TO THE COMPANY OR SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAW OF ANY STATE, OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.

  Further, stop transfer instructions to the transfer agent of the shares of the mCommon Stock have been or will be placed with respect to the shares of the Common Stock so as to restrict the resale, pledge, hypothecation or other transfer thereof, subject to the further items hereof, including the provision of the legend set forth in this paragraph.

  9. Fractional Warrants. Upon the exercise of this Warrant, no fractions of shares of the Common Stock shall be issued; but fractional Warrants shall be delivered, entitling the Holder, upon surrender with other fractional Warrants aggregating one or more full shares of the Common Stock, to purchase such full shares of the Common Stock.

  10.                     Registration Obligation. The Company has not agreed to file and the

  Company does not anticipate the filing of the registration statement under the Securities Act to allow the public resale of any shares of the Common Stock issued upon the exercise of this Warrant.

  11.                     Loss, Theft, Destruction of a Warrant. Upon the receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor.

  12.                     Arbitration. Any controversy or claim arising out of or relating to this Warrant, or the breach, termination, or validity thereof, shall be settled by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA Rules") in effect as of the effective date of this Warrant. The American Arbitration Association shall be responsible for (a) appointing a sole arbitrator, and (b) administering the case in accordance with the AAA Rules. The situs of the arbitration shall be Houston, Texas. Upon the application of either party to this Warrant, and whether or not an arbitration proceeding has yet been initiated, all courts having jurisdiction hereby are authorized to (x) issue and enforce in any lawful manner, such temporary restraining orders, preliminary injunctions and other interim measures of relief as may be necessary to prevent harm to a party's interest or as otherwise may be appropriate pending the conclusion of arbitration proceedings pursuant to this Warrant, and (y) enter and enforce in any lawful manner such judgments for permanent equitable relief as may be necessary to prevent harm to a party's interest or as otherwise may be appropriate following the issuance of arbitral awards pursuant to the Warrant. Any order or judgment rendered by the arbitrator may be entered and enforced by any court having competent jurisdiction.

  13.                     Benefit. All the terms and provisions of this Warrant shall be binding upon and inure to the benefit of and be enforceable by the parties herein, and their respective successors and permitted assigns.

  14.                     Notices. All notices and communications hereunder shall be in writing and shall be deemed to have been given (a) on the date they are delivered in person; (b) on the date initially received if delivered by facsimile transmission or email followed by registered or certifies mail confirmation; (c) on the date delivered by an overnight courier service; or (d) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid, if to the Company addressed to Mr. D. Patrick Six at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, telephone 817-346-6900, and email patrick.six@gw_techinc.com; and if to the Holder, addressed to 4109 Mapleridge Drive, Grapevine, TX 76051, telephone 214-632-4431 and email:

  kharer@gmail.com. Any party hereto may change its address upon 10 days' written notice to any other party hereto.

  PAGE QM-31

  15.                     Construction. Words of any gender used in this Warrant shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise. In addition, the pronouns used in this Warrant shall be understood and construed to apply whether the party referred to is an individual, partnership, joint venture, corporation, or an individual or individuals doing business under a firm or trade name, and the masculine, feminine and neuter pronouns shall each include the other and may be used interchangeably with the same meaning.

  16.                     Headings. The headings used in this Warrant are for convenience and reference only and in no way define, limit, simplify or describe the scope or intent of this Warrant, and in no way effect or constitute a part of this Warrant.

  17.                     Invalidity. In the event any one or more of the provisions contained in this Warrant shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceable shall not effect the other provisions of this Warrant.

  18.                     Law Governing. This Warrant shall be construed and governed by the laws of the State of Texas, and all obligations hereunder shall be deemed performable in Tarrant County, Texas.

  IN WITNESS WHEREOF, this Warrant has been issued on January 8, 2018.

  GREENWAY TECHN LOGIES, INC.

                                          /s/ D. Patrick Six, President

  D. Patrick Six, President

  FORM OF ELECTION TO PURCHASE

  To: GREENWAY TECHNOLOGIES, INC.

  In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase 4,000,000 shares of the Common Stock (the "Common Stock"), $0.0001 par value, of Greenway Technologies, Inc. and encloses one Warrant and $.15 (fifteen cents) for each share of Common Stock being purchased or an aggregate of $as a credit on amounts owed to the Company to the undersigned, or in cash or certified or official bank check or checks, which sum represents the aggregate exercise price together with any applicable taxes payable by the undersigned pursuant to the Warrant.

  The undersigned requests that certificates for the shares of the Common Stock issuable upon this exercise be issued in the name of: SSAN/EIN:

  If the number of shares of the Common Stock issuable upon the exercise shall not be all of the shares of the Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a new Warrant evidencing the right to purchase the shares of the Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

  Name of Holder: Kent Harer

  Delivered to:

  DATE:

  PAGE QM-32

  ====================================================================================================================

   Exhibit 10.39--FORM 10Q-March31, 2018

   Exhibit 10.38

  SETTLEMENT AGREEMENT, WAIVER AND RELEASE OF CLAIMS

   This Settlement Agreement, Waiver and Release of Claims (this "Agreement"), dated April 9, 2018 (the "Effective Date"), is entered into by and between Tonaquint, Inc., a Utah corporation ("Investor"), and Greenway Technologies, Inc., a Texas corporation (formerly known as UMED Holdings, Inc., a Texas corporation) ("Company"). Each of Investor and Company is sometimes individually referred to hereinafter as a "Party" and collectively as the "Parties". Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Warrant (as defined below).

  A.                 On September 18, 2014, Company sold and issued to Investor a certain Convertible Promissory Note in the original principal amount of $158,000.00 (the "Note") and a certain Warrant to Purchase Shares of Common Stock (the "Warrant") pursuant to a certain Securities Purchase Agreement between Company and Investor (the "Purchase Agreement," and together with the Note, the Warrant, and all other documents entered into in conjunction therewith, the "Financing Documents").

  B.                  On June 28, 2017, Investor delivered to Company a Notice of Exercise pursuant to which Investor sought to exercise the Warrant for 3,837,812 shares of Company's Common Stock (the "Tonaquint Warrant Shares").

  C.                  Company refused to deliver the Tonaquint Warrant Shares to Investor.

  D.                 As a result of Company's failure to deliver the

  Tonaquint Warrant Shares to Investor, on or around September 13, 2017, Investor filed a lawsuit against Company in the Third Judicial District Court of Salt Lake County, State of Utah, as Case No. 170905756 (the "Lawsuit"), and on or around

  September 13, 2017 Investor also sent Company an Arbitration Notice pursuant to Section 8.4 of the Purchase Agreement (the "Arbitration").

  E.                  In order to resolve the Lawsuit, the Arbitration, and all other disputes between the Parties, the Parties have agreed, subject to the terms and conditions set forth herein, to (i) resolve all disputes regarding the number of shares of Common Stock to be issued to Investor, (ii) dismiss the Lawsuit and the Arbitration with prejudice, and (iii) affirmatively conclude all financial obligations under the Financing Documents.

  PAGE QM-33

  NOW, THEREFORE, in consideration of the promises set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

  1. Recitals. The foregoing recitals are contractual in nature and are incorporated herein as part of this Agreement.

  2. -Warrant-Exercise. Together with its execution of this Agreement, Investor has delivered to Company a Notice of Exercise pursuant to the terms of the Warrant, a copy of which is attached hereto as Exhibit A (the "Notice of Exercise"). By its execution below, Company acknowledges its receipt of the Notice of Exercise as of the date of this Agreement. Pursuant to the Notice of Exercise, Company is required, and hereby agrees, to issue to Investor 1,600,000 unrestricted, free-trading Delivery Shares in accordance with and in the manner and within the timeframes prescribed in Section 2.1 of the Warrant (the "Delivery Shares"). For the avoidance of doubt, in order for the Delivery Shares to be deemed to have been delivered to Investor, (a) the Delivery Shares or certificate(s) representing the Delivery Shares must have been cleared and approved for public resale by the compliance departments of Investor's brokerage firm and the clearing firm servicing such brokerage, and (b) the Delivery Shares must be held in the name of the clearing firm servicing Investor's brokerage firm and must have been deposited into such clearing firm's account for the benefit of Investor. Moreover, the Parties acknowledge and agree that (i) no additional cash or property has been or will be given for the Delivery Shares, (ii) Company was obligated to honor the Notice of Exercise in the amount of the 1,600,000 Delivery Shares prior to entering into this Agreement, and (iii) it is Company's and Investor's expectation that Investor's holding period for the Delivery Shares under Rule 144 will tack back to the Issue Date set forth in the Warrant.

3.	Restrictions-on-SalesoCDe1iyery-Shares.

  3.1. Volume.-.Limitation. Investor agrees that, with respect to the Delivery Shares, in any given calendar week its Net Sales (as defined below) of such Delivery Shares shall not exceed the greater of (a) eight percent (8%) of Company's weekly dollar trading volume in such week (which, for purposes hereof, means the number of shares traded during such calendar week multiplied by the volume weighted average price per share for such week), and (b) $10,000.00 (the "Volume Limitation"). For purposes of this Agreement, the term "Net Sales" means the gross proceeds from sales of the Delivery Shares sold in a calendar week minus any trading commissions, fees for Rule 144 opinions, and all other costs associated with clearing and selling such Delivery Shares minus the purchase price paid for any shares of Common Stock purchased on the open market during such week. For the avoidance of doubt, any amounts received by Investor in connection with sales of shares of Common Stock previously received pursuant to the Warrant or the Note (or through Investor's open market purchases of Common Stock, pursuant to conversions of any other promissory note Company has issued to Investor, or exercises of any other warrant Company has issued to Investor) shall not be deemed to be Net Sales.

  PAGE QM-34

  3.2. Breach-Qf Volume-Limitations. Company and Investor agree that in the event Investor breaches the Volume Limitation where its Net Sales of Delivery Shares during any week exceed the dollar volume it is permitted to sell during such week pursuant to the Volume Limitation (such excess, the "Excess Sales"), then in such event, as Company's sole and exclusive remedy for such breach (and which breach may not be used as a defense to Company's performance of its obligations hereunder), Investor shall be obligated to pay an amount in cash to Company equal to 100% of Investor's Excess Sales for such week. Such amount shall be due and payable to Company within two (2) business days of the date Investor receives written notice from Company of the Excess Sales as well as Company's calculation of the Excess Sales. Company must prove any breach of the Volume Limitation by clear and convincing evidence. For illustration purposes only, if Company's weekly dollar trading volume was $100,000.00 for a calendar week, Investor would be entitled to Net Sales of up to $10,000.00 during that week. If Investor's Net Sales for such week were equal to $13,000.00, then in such event Company could require Investor to pay to it $3,000.00 in cash (613,000 - $10,000) x 100%). For the avoidance of doubt, in such event Investor shall be entitled to retain the Excess Sales and shall have no obligation to return the Excess Sales to Company.

  agrees to keep all such trading records confidential and not to disclose any such frading records to any third party for any reason without Investor's prior written consent. Company agrees that any such trading records from Investor's broker are and shall be conclusive evidence as to Investor's compliance (or lack thereof) with the Volume Limitation. Accordingly, Company acknowledges and agrees that it will be responsible to monitor whether Investor's Net Sales exceed the dollar volume of Common Stock it is permitted to sell in any calendar week pursuant to the Volume Limitation and further agrees to give written notice to Investor in the event it becomes aware of any Excess Sales of Company's Common Stock by Investor in any given calendar week.

  4 . Termination-Qf---financing documents. Upon Investor's receipt of the Delivery Shares (based on the criteria for delivery and receipt thereof set forth in Section 2 above), the Parties agree that all of the Financing Documents will be deemed to be terminated and of no further force or effect.

5.	Representations-and-warranties.

  5.1. As a material inducement to Investor to enter into this Agreement, Company represents and warrants to Investor as follows:

  (a)                Authority—for-Agreement. Company has full power, authority and legal right and capacity to enter into and perform Company's obligations under this Agreement and each other document contemplated hereby to which Company is or will be a party and to consummate the transactions contemplated hereby and thereby. Company has approved this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and has authorized the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. No other proceedings on the part of Company, whether by the officers, directors, shareholders, or otherwise, are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and the other documents contemplated hereby to which Company is a party have been duly executed and delivered by Company and are legal, valid and binding 20's obligations of Company, enforceable against Company in accordance with their respective terms.

  PAGE QM-35

  (b)               No-Violation---Result. The execution, delivery and performance by Company of this Agreement and the other documents contemplated hereby and the consummation by Company of the transactions contemplated hereby and thereby, do not and will not, directly or indirectly (with or without notice or lapse of time): (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by any note, debt instrument, security agreement, mortgage or any other contract to which Company is a party or by which Company is bound or any material law, judgment, decree, order, rule, regulation, permit, license or other legal requirement of any government authority applicable to Company; (ii) give any government authority or other person the right to challenge any of the transactions contemplated by this Agreement; or (iii) result in the creation or imposition of any encumbrance, lien, or claim, or the possibility of any encumbrance, lien or claim, or restriction in favor of any person upon the Delivery Shares or any of the properties or assets of Company. Except for a current report on Form 8-K under the 1934 Act (as defined below), no notice to, filing with, or consent of, any person is necessary in connection with, nor is any "change of control" provision triggered by, the execution, delivery or performance by Company of this Agreement and the other documents contemplated hereby nor the consummation by Company of the transactions contemplated hereby or thereby.

  Company has given all notices, made all filings (other than a current report on Form 8-K) and obtained all consents necessary for the consummation of the transactions contemplated herein.

  (c)                Upon issuance, the Delivery Shares will be duly authorized, validly issued, fully paid and non-assessable.

  (d)               So long as Investor beneficially owns any of the Delivery Shares and for at least twenty (20) business days thereafter, Company shall file all reports required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 (as amended, the "1934 Act"), and shall take all reasonable action under its control to ensure that adequate current public information with respect to Company, as required in accordance with Rule 144, is publicly available, and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination.

  (e)                Company is solvent as of the date of this Agreement, and none of the terms or provisions of this Agreement shall have the effect of rendering Company insolvent. The terms and provisions of this Agreement and all other instruments and agreements entered into in connection herewith are being given for full and fair consideration and exchange of value.

  5.2 . Representations—a-a-warranties..-of-.lnvestor. As a material inducement to Company to enter into this Agreement, Investor represents and warrants to Company as follows:

  (a)                Authority for --Agreement. Investor has full power, authority and legal right and capacity to enter into and perform Investor's obligations under this Agreement and each other document contemplated hereby to which Investor is or will be a party and to consummate the transactions contemplated hereby and thereby. Investor has approved this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and has authorized the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. No other proceedings on the part of Investor, whether by the officers, directors, stockholders, or otherwise, are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and the other documents contemplated hereby to which Investor is a party have been duly executed and delivered by Investor and are legal, valid and binding obligations of Investor, enforceable against Investor in accordance with their respective terms.

  PAGE QM-36

  (b)               The execution, delivery and performance by Investor of this Agreement and the other documents contemplated hereby and the consummation by Investor of the transactions contemplated hereby and thereby, do not and will not, directly or indirectly (with or without notice or lapse of time): (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by any note, debt instrument, security agreement, mortgage or any other contract to which Investor is a party or by which Investor is bound or any material law, judgment, decree, order, rule, regulation, permit, license or other legal requirement of any government authority applicable to Investor; or (ii) give any government authority or other person the right to challenge any of the transactions contemplated by this Agreement. No notice to, filing with, or consent of, any person is necessary in connection with, nor is any "change of control" provision triggered by, the execution, delivery or performance by Investor of this Agreement and the other documents contemplated hereby nor the consummation by Investor of the transactions contemplated hereby or thereby, Investor has given all notices, made all filings and obtained all consents necessary for the consummation of the transactions contemplated herein.

  [2] . Mutual-Release.Release-by-In-us. Conditioned upon and subject to Investor's receipt of the Delivery Shares (based on the delivery criteria set forth in Section 2 above), Investor, on behalf of itself and its managers, members, officers, employees, agents, attorneys, successors and assigns, and any and all past and present such persons (collectively, the "Investor Parties"), forever relieves, releases and discharges Company and its directors, stockholders, officers, employees, agents, attorneys, successors and assigns, and any and all past and present such persons (collectively, the "Company Parties"), from any and all claims, counterclaims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses (including, but not limited to, attorneys' fees), damages, injuries, actions and causes of actions, of whatever kind or nature, whether legal or equitable, known or unknown, suspected or unsuspected, contingent or fixed (each a "Claim", and collectively, the "Claims"), that Investor or any of the Investor Parties may have that are based upon, relate to or arise out of the Lawsuit, the Arbitration, the Financing Documents, or any transaction contemplated by the Parties under the Financing Documents, arising or accruing before the Effective Date. Such release will not apply to or affect any breach of this Agreement or any other transaction entered into between Investor and Company that is outside the scope of the Financing Documents.

  [3] . Release ad representations. Each Party hereto, for itself and on behalf of such Party's other respective releasing parties, represents, warrants and agrees that (a) such Party hereby waives any Claims such Party has against any of the parties it is releasing hereunder, (b) such Party covenants not to institute against any of the parties it is releasing hereunder any proceeding, suit or action, at law or in equity, of whatsoever kind or nature, whether criminal or civil, or in any way to aid in or encourage the institution or prosecution thereof, for damages, expenses, compensation, injunctive relief or otherwise, arising from or based upon any Claim, (c) none of the Claims such Party is releasing and waiving hereunder have been sold, assigned or otherwise transferred or encumbered (directly or indirectly) to any person or party whatsoever, (d) such Party has the full right and power to grant, execute and deliver the full and complete release and waiver contained herein, and (e) the release made by, and the representations, warranties, and covenants of the other Parties hereto, are accepted by each Party hereto as a material inducement to entering into and consummating the transactions contemplated by this Agreement.

  6.4. IJnknown-Claims. Each Party hereto represents that it is not aware of any claim against or involving any Party it is releasing hereunder other than the Claims, all of which are released hereunder. Each Party hereto acknowledges that it has been advised by legal counsel and is familiar with the legal principle that provides that a general release does not extend to claims which the releasor does not know or suspect to exist in its favor at the time of executing the release, which if known by it must have materially affected its settlement with the releasee.

  PAGE QM-37

  Each Party hereto, being aware of said principle, agrees to expressly waive any rights to this effect, as well as under any other statute or common law principles of similar effect. after Investor's receipt of the Delivery Shares (based on the delivery criteria set forth in Section 2 above). The Parties agree that the Dismissal Documents shall have claim and issue preclusive effect on all claims and/or issues that were or could have been raised in the Lawsuit and/or the Arbitration. Notwithstanding the dismissal, the Parties agree that the arbitrator who handled the Arbitration shall maintain jurisdiction to the extent necessary to enforce this Agreement. The Parties further agree to cooperate with each other to the extent reasonably necessary in the drafting and filing of the Dismissal Documents and to take all reasonable additional steps necessary to effectuate the dismissal of the Lawsuit and the Arbitration.

  8.          The Parties agree that the affirmative obligations which each Party has undertaken in this Agreement are a material inducement to the other Parties entering into this Agreement. In the event of a breach of this Agreement, the breaching Party agrees that the non-breaching Party shall be entitled to temporary and permanent injunctive relief to enforce the provisions hereof, and that such relief may be granted without the necessity of proving actual damages. This provision with respect to injunctive relief shall not, however, diminish the right of the Parties to claim and recover damages, or to seek and obtain any other relief available to it at law or in equity, in addition to injunctive relief.

  9.          Miscellaneous.

  9.1.   NO-Admission of Liability-. This Agreement shall not be construed as an admission by any Party of any validity or invalidity of such Party's claims or defenses in any action or proceeding. Neither this Agreement's tenns nor the fact of this Agreement shall be offered or received in evidence or be admissible for any reason in any form in any action or proceeding in any court or tribunal (other than an action to enforce the terms hereof), or used, publicized or disclosed in any manner as an admission, concession or evidence of any liability or wrongdoing of any nature by any Party.

  9.2.   Further-Assurances. At any time or from time to time after the Effective Date, at the request of a Party, and without further consideration, each of the Parties shall execute and deliver, or shall cause its respective affiliate(s) to execute and deliver, such other agreements, instruments, certifications or other documents as may be necessary or desirable to effectuate the transactions and fulfill its obligations under this Agreement.

  9.3.   Arbitration. Each Party agrees that any dispute arising

  out of or relating to this Agreement shall be subject to the Arbitration Provisions (as defined in the Purchase Agreement).

  9.4.   Governing-.Law.;-......Venue. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Utah or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Utah. Without modifying the Parties' obligations to resolve disputes hereunder pursuant to the Arbitration Provisions, each of the Parties consents to the exclusive personal jurisdiction of the federal courts whose districts encompass any part of Salt Lake County, Utah or the state courts of the State of Utah sitting in Salt Lake County, Utah in connection with any dispute arising under this Agreement, and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. Nothing in this subsection shall affect or limit any right to serve process in any other manner permitted by law.

  PAGE QM-38

  9.5.   Waivcr.--of--Law--Trial. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING UNDER LAW OR ANY APPLICABLE STATUTE, LAW, RULE OR REGULATION. FURTHER, EACH PARTY HERETO ACKNOWLEDGES THAT SUCH PARTY IS KNOWINGLY AND VOLUNTARILY WAIVING SUCH PARTY'S RIGHT TO DEMAND TRIAL BY JURY.

  9.6.   Severability_. If any part of this Agreement is construed to be in violation of any law, such part shall be modified to achieve the objective of the Parties to the fullest extent permitted and the balance of this Agreement shall remain in full force and effect.

  9 . 7. Successors. This Agreement shall be binding upon the Parties and their respective heirs, legal representatives, successors and assigns and shall inure to the benefit of the Parties and their respective heirs, successors and assigns.

  9  . 8 Amendment-and-Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Parties to which such amendment and/or waiver applies.

  9.9.             Entire-.Agreement. This Agreement, together with all other documents contemplated herein, constitutes the sole and entire agreement between the Parties, whether written or oral, relating to the subject matter hereof and thereof. This Agreement may only be amended by the Parties in writing.

  9.10.         Expenses. Each Party shall pay its own legal fees and expenses incurred with respect to the Lawsuit, the Arbitration, the negotiation and drafting of this Agreement, and the transactions contemplated hereby.

  9                       .1. ALL Legal.-Fees. In the event of any action at law or in equity to enforce or interpret the terms of this Agreement or any document executed in connection herewith, the Parties agree that the prevailing party shall be entitled to an award of the full amount of the attorneys' fees and expenses paid by such prevailing party in connection with the litigation and/or dispute without reduction or apportionment based upon the individual claims or defenses giving rise to the fees and expenses. Nothing herein shall restrict or impair a court's power to award fees and expenses for frivolous or bad faith pleading.

  9.12. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (a) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer, or by facsimile (with successful transmission confirmation), (b) the earlier of the date delivered or the third Trading Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (c) the earlier of the date delivered or the third Trading Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by five (5) calendar days' advance written notice similarly given to each of the other parties hereto):

  PAGE QM-39

  If to Company:

  Greenway Technologies, Inc.

  Attn: D. Pafrick Six

  8851 Camp Bowie West Boulevard, Suite 240 Fort worth, Texas 76116

  If to Investor:

  Tonaquint, Inc.

  Attn: John Fife

  303 East Wacker Drive, Suite 1040

  Chicago, Illinois 60601

  With a copy to (which copy shall not constitute notice):

  Hansen Black Anderson Ashcraft PLLC

  Attn: Jonathan K. Hansen

  3051 West Maple Loop, Suite 325

  Lehi, Utah 84043

  13.. Counter parts. This Agreement may be signed in one or more counterparts, which together shall constitute one document. Additionally, facsimile signatures or signatures conveyed via e-mail in one or more counterparts of this Agreement shall be binding.

  14. Third--.Party--Beneficiaries. Except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties, any rights, remedies, obligations, or liabilities of any nature whatsoever.

  with its counsel (or had the opportunity to be represented by counsel), that all of the tenns and conditions of this Agreement and the other documents executed and delivered in connection with this Agreement have been negotiated at arm's-length, and that this Agreement and all such otherdocuments have been negotiated, prepared, and executed without fraud, duress, undue influence, or coercion of any kind or nature whatsoever having been exerted by or imposed upon any Party by any other Party.

  9.16.        Time is expressly made of the essence with respect to each and every provision of this Agreement.

  9.17.        Drafting. The Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed consistent with the joint drafting of this Ayeement by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

  [Remainder of page intentionally left blank; signature page to follow]

  PAGE QM-40

  ====================================================================================================================

   Exhibit 10.39--FORM 10Q-March31, 2018

  Exhibit 10.39

  EMPLOYMENT AGREEMENT

  THIS EMPLOYMENT AGREEMENT (this “Agreement”) with an effective date of May 10, 2018 (the “Effective Date”) and signed May 15, 2018 (the “Execution Date”), is by and between Greenway Technologies Inc., a Texas corporation (together with its subsidiaries, the “Company”), and John Olynick, an individual residing in Fairfield, Connecticut (the “Employee”).

  W I T N E S S E T H:

  WHEREAS, the Company and the Employee desire for Employee to serve the Company as its President; and

  WHEREAS, the parties desire to provide that the Employee be employed by the Company under the terms of this Agreement.

  NOW THEREFORE in consideration of the mutual benefits to be derived from this Agreement, the Company and the Employee hereby agree as follows:

  1.        Term of Employment; Office and Duties.

  (a) Commencing on the Effective Date of this Agreement and for an initial one (1) year term, the Company shall employ the Employee as the chief executive of the Company with the title of President, with the duties and responsibilities prescribed to such office in the Bylaws of the Company and with such additional duties and responsibilities consistent with such positions as may from time to time be reasonably assigned to the Employee by the Board of Directors. Employee agrees to perform such duties and discharge such responsibilities in accordance with the terms of this Agreement. This Agreement shall automatically renew for successive additional one (1) terms, unless terminated earlier under Section 4, or unless either the Company or the Employee (collectively the “Parties” or individually the “Party”) gives the other Party written advance notice of an intent not to renew the Agreement at least sixty (60) days prior to its expiration.

  PAGE QM-41

  (b) The Employee shall devote substantially all of his working time to the business and affairs of the Company other than during vacations and periods of illness or incapacity; provided, however, that nothing in this Agreement shall preclude the Employee from devoting time required: (i) for serving as a director or officer of any organization or entity that does not compete with the Company or any other businesses in which the Company is directly involved or becomes involved as a function of Employee’s duties; (ii) delivering lectures or fulfilling speaking engagements; or (iii) engaging in charitable and community activities, including sitting on any Boards of Directors and/or committees of such organizations related to such activities; provided, however, that such activities do not interfere with the performance of his duties hereunder.

  (c) The Employee’s consulting agreement with the Company as a Business Development Consultant shall terminate upon the Employee’s entering into this Employment Agreement. All prior approved accrued and unpaid compensation, along with any prior approved and unreimbursed business expenses from the Employee’s previous consulting role will be due and payable as described in such consulting agreement.

  2.        Compensation and Benefits.

  For all services rendered by the Employee in any capacity during the period of Employee’s employment by the Company, including without limitation, services as an executive officer or member of any committee of the Board of Directors or any subsidiary, affiliate or division thereof, from and after the Effective Date the Employee shall be compensated as follows:

  PAGE QM-42

  (a)        Base Salary. The Company shall pay the Employee a fixed salary (“Base Salary”) of One Hundred Twenty Thousand Dollars ($120,000) per year, paid at a rate of Ten Thousand Dollars ($10,000.00) per month, bi-monthly. The Board of Directors shall review the Employee’s Base Salary from time to time with a view to increasing such Base Salary if, in the judgment of the Board of Directors, the earnings of the Company or the services of the Employee merit such an increase. The Base Salary shall be payable in accordance with the customary payroll practices of the Company. In the event the Company does not have sufficient cash on hand to pay such monthly Base Salary, Employee agrees to voluntarily defer such payment(s) until such time as sufficient cash is available to make such payments. Such deferred compensation, if any, shall be a priority payment when cash is sufficient to make such payment(s). The Employee may use his discretion, in conjunction with advice and counsel from the Company’s Chief Financial Officer, as to what constitutes cash sufficiency from time-to-time. If there is disagreement with the CFO’s position as to what constitutes cash sufficiency, the Employee shall request the Board of Directors to make such determination.

  (b)       Bonus. During each year that this Agreement is in effect, Employee will be entitled to receive a bonus (“Bonus”) totaling at least Thirty-Five Thousand Dollars ($35,000) per year. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of Employee’s first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of the Employee’s first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof.

  (c)       Stock Grants.

  (i)       Except as otherwise provided herein, the Employee shall be entitled to a grant of common stock (the “Stock Grant”) equal to 250,000 shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), with a price per share based on the market closing price as of the Effective Date, with such Stock Grant to be completed within five (5) business days of the Execution Date, and such shares shall vest immediately upon the execution of this Agreement. Additional stock grants may be made subject to performance criteria (the “Performance Criteria” established and mutually agreed upon by a majority of the Company’s Board of Directors (or the Compensation Committee or other designated Special Committee thereof) and the Employee has been achieved, including such initial Performance Criteria as shown in Exhibit A to this Agreement.

  PAGE QM-43

  (b)        Fringe Benefits and Miscellaneous Employment Matters. The Employee shall be entitled to participate in such employee benefit plans or programs, as may be offered by the Company, including, without limitation, coverage under the Company’s current Directors and Officers (“D&O”) insurance plan, a true and correct copy of which shall be provided to Employee upon entering into this Agreement), Section 401(k) retirement plan, health insurance benefits, and any other benefits provided by the Company, if such exist and which may be amended from time to time by the Board of Directors, to the extent that his position, tenure, salary, age, health and other qualifications make him eligible to participate, subject to the terms and provisions of such plans. Such additional benefits shall include, but not be limited to: paid sick leave, individual and family health insurance and paid personal days, all in accordance with the current policies of the Company.

  (c)        Withholding and Employment Tax. The Company will be entitled to deduct or withhold from any amounts owing to Employee any federal, state, local or foreign withholding taxes, excise tax, or employment taxes imposed with respect to Employee’s compensation or other payments from the Company or Employee’s ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted ity).

  (d)        Death. In the event of Employee’s death, the Employee’s family shall continue to be covered by all of the Company’s medical, health and dental plans as in effect at such time, at the Company’s expense for at least six (6) months following the Employee’s death in accordance with the terms of such plans. In the event such coverage would violate applicable law, Company shall take such actions as it deems appropriate in good faith to provide the benefits described in the preceding sentence.

  (e)        Vacation. Employee shall receive four (4) weeks of paid vacation annually, administered in accordance with the Company’s existing vacation policy. Any existing accrued, unused vacation shall be paid to Employee at the time of employment termination, no matter the reason for such termination. Vacation time actually accrued by the Employee shall be prorated by the time actually employed by the Company.

  3.        Business Expenses.

  The Company shall pay or reimburse Employee’s travel and entertainment expenses incurred by the Employee in connection with the performance of his duties under this Agreement, provided that all such expenses must be both reasonable and pre-approved by the Chief Financial Officer, or in the event of a disagreement, an independent member of the Board of Directors, including reimbursement for attending out-of-town meetings of the Board of Directors in accordance with such procedures as the Company may from time to time establish for senior officers and as required to preserve any deductions for federal income taxation purposes to which the Company may be entitled and subject to the Company’s normal requirements with respect to reporting and documentation of such expenses. All air travel must be in coach class, and not in business class or first class. Notwithstanding the foregoing, all expenses must be promptly submitted for reimbursement by the Employee. In no event shall any reimbursement be paid by the Company after the end of the year following the year in which the expense is incurred by the Employee.

  PAGE QM-44

  4.        Termination of Employment.

  Notwithstanding any other provision of this Agreement, Employee’s employment with the Company may be terminated for any reason or no reason at all upon sixty (60) days’ written notice to the other Party. Provided further, that a majority of the Board may terminate Employee's employment with the Company upon written notice to Employee at any time, and such termination shall be effective as of the date of termination provided for in such notice. Upon termination of this Agreement under this Section 4, Employee shall be entitled to any accrued but unpaid salary, any pre-approved and reasonable travel and entertainment business expenses accrued but unpaid, any accrued but unused vacation, and nothing more. Such payment will be made as soon as practical by the Company, but in no event, longer than sixty (60) days following termination of this Agreement.

  5.        Non-Competition.

  During the period of Employee’s employment hereunder and for the one (1) year thereafter (“Non-Competition Period”), the Employee shall not, within any county in which the Company or any subsidiary of the Company provides services, directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business substantially similar to the Company’s current businesses. Investments in less than five percent (5%) of the outstanding securities of any class of a corporation subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, shall not be prohibited by this Section 5.

  6.        Inventions and Confidential Information.

  The parties hereto recognize that a major need of the Company is to preserve its specialized knowledge, trade secrets, and confidential information. The strength and good will of the Company is derived from the specialized knowledge, trade secrets, and confidential information generated from experience with the activities undertaken by the Company and its subsidiaries. The disclosure of this information and knowledge to competitors would be beneficial to them and detrimental to the Company, as would the disclosure of information about the marketing practices, pricing practices, costs, profit margins, design specifications, analytical techniques, and similar items of the Company and its subsidiaries. The Employee acknowledges that the proprietary information, observations and data obtained by him while employed by the Company concerning the business or affairs of the Company are the property of the Company. By reason of his being a senior executive of the Company, the Employee has or will have access to, and has obtained or will obtain, specialized knowledge, trade secrets and confidential information about the Company’s operations and the operations of its subsidiaries, which operations extend throughout the United States. Therefore, subject to the provisions of Section 14 hereof, the Employee hereby agrees as follows, recognizing that the Company is relying on these agreements in entering into this Agreement:

  PAGE QM-45

  (i) During the period of Employee’s employment with the Company and for an indefinite period thereafter, the Employee will not use, disclose to others, or publish or otherwise make available to any other party any inventions or any confidential business information about the affairs of the Company, including but not limited to confidential information concerning the Company’s products, methods, engineering designs and standards, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by him in the course of his past or future services for the Company. Employee agrees to hold and keep as confidential the Company’s books, papers, letters, formulas, memoranda, notes, plans, records, reports, computer tapes, printouts, software and other documents, and all copies thereof and therefrom, in any way relating to the Company’s business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company within twenty four (24) hours of such termination or demand. However, nothing in this Agreement prohibits the Employee from using such confidential information or disclosing such information to those with a need to know such information to perform his job duties for the Company; from disclosing such confidential information as required by law or subpoena; or from testifying truthfully in any proceeding. Additionally, confidential information shall not include information (a) that is or shall become generally available to the public other than as a result of the Employee’s unauthorized disclosure, (b) that was or becomes available to Employee on a non-confidential basis from a source other than the Company or any subsidiaries of the Company, or (c) that was developed by or for Employee independently of, and without the use of, any confidential information.

  (ii) During the period of Employee’s employment with the Company and for the one (1) year thereafter (“Non-Solicitation Period”) (a) the Employee will not directly or indirectly through another entity induce or otherwise attempt to influence any employee of the Company to leave the Company’s employ and (b) the Employee will not directly or indirectly hire or cause to be hired or induce a third party to hire, any such employee (unless the Board of Directors shall have authorized such employment and the Company shall have consented thereto in writing) or in any way interfere with the relationship between the Company and any employee thereof and (c) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company to cease doing business, or reduce the amount of business done, with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company.

  7.        Consolidation; Merger; Sale of Assets; Change of Control.

  Nothing in this Agreement shall preclude the Company from combining, consolidating or merging with or into, transferring all or substantially all of its assets to, or entering into a partnership or joint venture with, another corporation or other entity, or effecting any other kind of corporate combination provided that the corporation resulting from or surviving such combination, consolidation or merger, or to which such assets are transferred, or such partnership or joint venture, assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger, transfer of assets or formation of such partnership or joint venture, this Agreement shall inure to the benefit of, be assumed by, and be binding upon such resulting or surviving transferee corporation or such partnership or joint venture, and the term “Company,” as used in this Agreement, shall mean such corporation, partnership or joint venture or other entity, and this Agreement shall continue in full force and effect in accordance with its terms and shall entitle the Employee and his heirs, beneficiaries and representatives to exactly the same compensation, benefits, payments and other rights as would have been their entitlement had such combination, consolidation, merger, transfer of assets or formation of such partnership or joint venture not occurred.

  PAGE QM-46

  8.        Survival of Obligations.

  Sections 2(e), 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15 and 17 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Employee, upon the expiration of this Agreement or otherwise).

  9.        Employee’s Representations.

  The Employee hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by the Employee do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Employee is a party or by which he is bound, (ii) the Employee is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of the Employee, enforceable in accordance with its terms. The Employee hereby acknowledges and represents that he has consulted with legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.

  10.        Company’s Representations.

  The Company hereby represents and warrants to the Employee that (i) the execution, delivery and performance of this Agreement by the Company do not and shall not materially conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound and (ii) upon the execution and delivery of this Agreement by the Employee, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms.

  11.       Enforcement.

  Because the Employee’s services are unique and because the Employee has access to confidential information concerning the Company, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the Company may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction in Tarrant County, Texas for injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

  PAGE QM-47

  12.        Severability.

  In case any one or more of the provisions or part of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall be deemed not to affect any other jurisdiction or any other provision or part of a provision of this Agreement, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of this Agreement or any provision or provisions hereof in any other jurisdiction; and this Agreement shall be reformed and construed in such jurisdiction as if such provision or part of a provision held to be invalid or illegal or unenforceable had never been contained herein and such provision or part reformed so that it would be valid, legal and enforceable in such jurisdiction to the maximum extent possible. In furtherance and not in limitation of the foregoing, the Company and the Employee each intend that the covenants contained in Sections 5 and 6 shall be deemed to be a series of separate covenants, one for each county of the State of Texas and one for each and every other applicable county. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. If, in any judicial proceeding, a court shall refuse to enforce any one or more of such separate covenants because the total time, scope or area thereof is deemed to be excessive or unreasonable, then it is the intent of the parties hereto that such covenants, which would otherwise be unenforceable due to such excessive or unreasonable period of time, scope or area, be enforced for such lesser period of time, scope or area as shall be deemed reasonable and not excessive by such court.

  13.        Entire Agreement; Amendment.

  Except as otherwise set forth in this Agreement, this Agreement contains the entire agreement between the Company and the Employee with respect to the subject matter hereof and thereof. This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification or discharge is sought. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

  14.        Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if physically delivered, delivered by express mail or other expedited service or upon receipt if mailed, postage prepaid, via registered mail, return receipt requested, or by electronic mail, addressed as follows:

  (a) To the Company:

  Greenway Technologies, Inc.

                 Attn: Ransom Jones

  8851 Camp Bowie West, Suite 240

  Fort Worth, TX 76116

  Email: ransom.jones@gwtechinc.com

  (b) To the Employee:

  John Olynick

  and/or to such other persons and addresses as any party shall have specified in writing to the other from time-to-time. Either party may change its address for receiving notices by providing notice of the new address to the other Party.

  PAGE QM-48

  15.        Assignability.

  This Agreement shall be assignable by the Company but not the Employee, and shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, legal representatives, successors and assigns of the parties. In the event that all or substantially all of the business of the Company is sold or transferred, then this Agreement shall be binding on the transferee of the business of the Company whether or not this Agreement is expressly assigned to the transferee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

  16.        Governing Law.

  This agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any conflict of laws principles to the contrary and any dispute shall be submitted to binding arbitration, before a sole arbitrator, with such arbitration to be conducted in the State of Texas, in Dallas County or Tarrant County and shall be conducted under the rules (but not the auspices) of the Commercial Section of the Arbitration Association of America. The parties shall select the arbitrator from a list of ten arbitrators who agree to work within fifty (50) miles East of the Tarrant County westernmost boundary and/or fifty (50) miles West of the Dallas County easternmost boundary, by alternatively striking one name from the list until only one remains. The parties shall each advance one half of the estimated fees to the arbitrator in advance of the commencement of the arbitration, and the prevailing party in any arbitration shall recover the costs of the arbitration (including the reasonable attorneys’ fees). Each party irrevocably consents to the exclusive venue and jurisdiction of the Courts of the State of Texas, in Dallas County or Tarrant County, for any action to confirm an arbitration award, or to seek injunctive relief to prevent any then-ongoing violations of the Confidentiality, Noncompetition or Non-solicitation obligations of the parties hereunder (which are the only issues that may be brought directly to Court, as any other claims are fully compensable by an award of monetary damages). The commencement of an action seeking an injunction shall not be deemed or construed to operate as a waiver of related or unrelated claims for monetary damages between the parties or as a bar to the commencement of an arbitration (and subsequent action to confirm, vacate or modify the arbitration award) relating to monetary damages arising from any related or unrelated claims, including those claims for monetary damages arising from those same violations against which injunctive relief was sought.

  17.        Waiver and Further Agreement.

  Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

  18.        Headings of No Effect.

  The paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

  19.        Counter Party Signatures.

  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

  PAGE QM-49

  20.        280G. Notwithstanding anything contained in this Agreement to the contrary to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between the Company or any of their Subsidiaries and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, Employee shall receive total payments equal to the greater, after the application of the excise tax imposed pursuant to Section 4999 of the Code, of the Payments provided under this Agreement or: the amount of such Payments reduced to the greatest amount that would result in no portion of the Payments being subject to such excise tax.

  [The remainder of this page intentionally left blank. Signature page follows.]

  IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the Execution Date first above written.

  COMPANY:

  GREENWAY TECHNOLOGIES, INC.

  By: _________/s/________________________

  Kent Harer, Director

  EMPLOYEE:

  By: _______ /s/__________________________

  John Olynick

  PAGE QM-50

  ==============================================================================================================

   Exhibit 10.40--FORM 10Q-March31, 2018

  Exhibit 10.40

  EMPLOYMENT AGREEMENT

  THIS EMPLOYMENT AGREEMENT (this “Agreement”) with an effective date of May 10, 2018 (the “Effective Date”) and signed May 15, 2018 (the “Execution Date”), is by and between Greenway Technologies Inc., a Texas corporation (together with its subsidiaries, the “Company”), and Ransom Jones, an individual residing in Frisco, Texas (the “Employee”).

  W I T N E S S E T H:

  WHEREAS, the Company and the Employee desire for Employee to serve the Company as its Chief Financial Officer, Secretary and Treasurer; and

  WHEREAS, the parties desire to provide that the Employee be employed by the Company under the terms of this Agreement.

  NOW THEREFORE in consideration of the mutual benefits to be derived from this Agreement, the Company and the Employee hereby agree as follows:

  1.        Term of Employment; Office and Duties.

  (a) Commencing on the Effective Date of this Agreement and for an initial one (1) year term, the Company shall employ the Employee as the Chief Financial Officer of the Company, and, having been duly appointed by the Board of Directors, also serving coterminously as the Company’s Secretary and Treasurer, with the duties and responsibilities prescribed to such offices in the Bylaws of the Company and with such additional duties and responsibilities consistent with such positions as may from time to time be reasonably assigned to the Employee by the Board of Directors. Employee agrees to perform such duties and discharge such responsibilities in accordance with the terms of this Agreement. This Agreement shall automatically renew for successive additional one (1) terms, unless terminated earlier under Section 4, or unless either the Company or the Employee (collectively the “Parties” or individually the “Party”) gives the other Party written advance notice of an intent not to renew the Agreement at least sixty (60) days prior to its expiration.

  PAGE QM-51

  (b) The Employee shall devote substantially all of his working time to the business and affairs of the Company other than during vacations and periods of illness or incapacity; provided, however, that nothing in this Agreement shall preclude the Employee from devoting time required: (i) for serving as a director or officer of any organization or entity that does not compete with the Company or any other businesses in which the Company is directly involved or becomes involved as a function of Employee’s duties; (ii) delivering lectures or fulfilling speaking engagements; or (iii) engaging in charitable and community activities, including sitting on any Boards of Directors and/or committees of such organizations related to such activities; provided, however, that such activities do not interfere with the performance of his duties hereunder.

  2.        Compensation and Benefits.

  For all services rendered by the Employee in any capacity during the period of Employee’s employment by the Company, including without limitation, services as an executive officer or member of any committee of the Board of Directors or any subsidiary, affiliate or division thereof, from and after the Effective Date the Employee shall be compensated as follows:

  (a)        Base Salary. The Company shall pay the Employee a fixed salary (“Base Salary”) of One Hundred Twenty Thousand Dollars ($120,000) per year, paid at a rate of Ten Thousand Dollars ($10,000.00) per month, bi-monthly. The Board of Directors shall review the Employee’s Base Salary from time to time with a view to increasing such Base Salary if, in the judgment of the Board of Directors, the earnings of the Company or the services of the Employee merit such an increase. The Base Salary shall be payable in accordance with the customary payroll practices of the Company. In the event the Company does not have sufficient cash on hand to pay such monthly Base Salary, Employee agrees to voluntarily defer such payment(s) until such time as sufficient cash is available to make such payments. Such deferred compensation, if any, shall be a priority payment when cash is sufficient to make such payment(s). The Employee may use his discretion, in conjunction with advice and counsel from the Company’s President, as to what constitutes cash sufficiency from time-to-time. If there is disagreement with the President’s position as to what constitutes cash sufficiency, the Employee shall request the Board of Directors to make such determination.

  (b)       Bonus. During each year that this Agreement is in effect, Employee will be entitled to receive a bonus (“Bonus”) totaling at least Thirty-Five Thousand Dollars ($35,000) per year. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of Employee’s first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of the Employee’s first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof.

  (c)       Stock Grants.

  (i)       Except as otherwise provided herein, the Employee shall be entitled to a grant of common stock (the “Stock Grant”) equal to 250,000 shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), with a price per share based on the market closing price as of the Effective Date, with such Stock Grant to be completed within five (5) business days of the Execution Date, and such shares shall vest immediately upon the execution of this Agreement. Additional stock grants may be made subject to performance criteria (the “Performance Criteria” established and mutually agreed upon by a majority of the Company’s Board of Directors (or the Compensation Committee or other designated Special Committee thereof) and the Employee has been achieved, including such initial Performance Criteria as shown in Exhibit A to this Agreement.

  (b)        Fringe Benefits and Miscellaneous Employment Matters. The Employee shall be entitled to participate in such employee benefit plans or programs, as may be offered by the Company, including, without limitation, coverage under the Company’s current Directors and Officers (“D&O”) insurance plan, a true and correct copy of which shall be provided to Employee upon entering into this Agreement), Section 401(k) retirement plan, health insurance benefits, and any other benefits provided by the Company, if such exist and which may be amended from time to time by the Board of Directors, to the extent that his position, tenure, salary, age, health and other qualifications make him eligible to participate, subject to the terms and provisions of such plans. Such additional benefits shall include, but not be limited to: paid sick leave, individual and family health insurance and paid personal days, all in accordance with the current policies of the Company.

  (c)        Withholding and Employment Tax. The Company will be entitled to deduct or withhold from any amounts owing to Employee any federal, state, local or foreign withholding taxes, excise tax, or employment taxes imposed with respect to Employee’s compensation or other payments from the Company or Employee’s ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted equity).

  (d)        Death. In the event of Employee’s death, the Employee’s family shall continue to be covered by all of the Company’s medical, health and dental plans as in effect at such time, at the Company’s expense for at least six (6) months following the Employee’s death in accordance with the terms of such plans. In the event such coverage would violate applicable law, Company shall take such actions as it deems appropriate in good faith to provide the benefits described in the preceding sentence.

  PAGE QM-52

  (e)        Vacation. Employee shall receive four (4) weeks of paid vacation annually, administered in accordance with the Company’s existing vacation policy. Any existing accrued, unused vacation shall be paid to Employee at the time of employment termination, no matter the reason for such termination. Vacation time actually accrued by the Employee shall be prorated by the time actually employed by the Company.

  3.        Business Expenses.

  The Company shall pay or reimburse Employee’s travel and entertainment expenses incurred by the Employee in connection with the performance of his duties under this Agreement, provided that all such expenses must be both reasonable and pre-approved by the Chief Financial Officer, or in the event of a disagreement, an independent member of the Board of Directors, including reimbursement for attending out-of-town meetings of the Board of Directors in accordance with such procedures as the Company may from time to time establish for senior officers and as required to preserve any deductions for federal income taxation purposes to which the Company may be entitled and subject to the Company’s normal requirements with respect to reporting and documentation of such expenses. All air travel must be in coach class, and not in business class or first class. Notwithstanding the foregoing, all expenses must be promptly submitted for reimbursement by the Employee. In no event shall any reimbursement be paid by the Company after the end of the year following the year in which the expense is incurred by the Employee.

  4.        Termination of Employment.

  Notwithstanding any other provision of this Agreement, Employee’s employment with the Company may be terminated for any reason or no reason at all upon sixty (60) days’ written notice to the other Party. Provided further, that a majority of the Board may terminate Employee's employment with the Company upon written notice to Employee at any time, and such termination shall be effective as of the date of termination provided for in such notice. Upon termination of this Agreement under this Section 4, Employee shall be entitled to any accrued but unpaid salary, any pre-approved and reasonable travel and entertainment business expenses accrued but unpaid, any accrued but unused vacation, and nothing more. Such payment will be made as soon as practical by the Company, but in no event, longer than sixty (60) days following termination of this Agreement.

  5.        Non-Competition.

  During the period of Employee’s employment hereunder and for the one (1) year thereafter (“Non-Competition Period”), the Employee shall not, within any county in which the Company or any subsidiary of the Company provides services, directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business substantially similar to the Company’s current businesses. Investments in less than five percent (5%) of the outstanding securities of any class of a corporation subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, shall not be prohibited by this Section 5.

  6.        Inventions and Confidential Information.

  The parties hereto recognize that a major need of the Company is to preserve its specialized knowledge, trade secrets, and confidential information. The strength and good will of the Company is derived from the specialized knowledge, trade secrets, and confidential information generated from experience with the activities undertaken by the Company and its subsidiaries. The disclosure of this information and knowledge to competitors would be beneficial to them and detrimental to the Company, as would the disclosure of information about the marketing practices, pricing practices, costs, profit margins, design specifications, analytical techniques, and similar items of the Company and its subsidiaries. The Employee acknowledges that the proprietary information, observations and data obtained by him while employed by the Company concerning the business or affairs of the Company are the property of the Company. By reason of his being a senior executive of the Company, the Employee has or will have access to, and has obtained or will obtain, specialized knowledge, trade secrets and confidential information about the Company’s operations and the operations of its subsidiaries, which operations extend throughout the United States. Therefore, subject to the provisions of Section 14 hereof, the Employee hereby agrees as follows, recognizing that the Company is relying on these agreements in entering into this Agreement:

  PAGE QM-53

  (i) During the period of Employee’s employment with the Company and for an indefinite period thereafter, the Employee will not use, disclose to others, or publish or otherwise make available to any other party any inventions or any confidential business information about the affairs of the Company, including but not limited to confidential information concerning the Company’s products, methods, engineering designs and standards, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by him in the course of his past or future services for the Company. Employee agrees to hold and keep as confidential the Company’s books, papers, letters, formulas, memoranda, notes, plans, records, reports, computer tapes, printouts, software and other documents, and all copies thereof and therefrom, in any way relating to the Company’s business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company within twenty four (24) hours of such termination or demand. However, nothing in this Agreement prohibits the Employee from using such confidential information or disclosing such information to those with a need to know such information to perform his job duties for the Company; from disclosing such confidential information as required by law or subpoena; or from testifying truthfully in any proceeding. Additionally, confidential information shall not include information (a) that is or shall become generally available to the public other than as a result of the Employee’s unauthorized disclosure, (b) that was or becomes available to Employee on a non-confidential basis from a source other than the Company or any subsidiaries of the Company, or (c) that was developed by or for Employee independently of, and without the use of, any confidential information.

  (ii) During the period of Employee’s employment with the Company and for the one (1) year thereafter (“Non-Solicitation Period”) (a) the Employee will not directly or indirectly through another entity induce or otherwise attempt to influence any employee of the Company to leave the Company’s employ and (b) the Employee will not directly or indirectly hire or cause to be hired or induce a third party to hire, any such employee (unless the Board of Directors shall have authorized such employment and the Company shall have consented thereto in writing) or in any way interfere with the relationship between the Company and any employee thereof and (c) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company to cease doing business, or reduce the amount of business done, with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company.

  7.        Consolidation; Merger; Sale of Assets; Change of Control.

  Nothing in this Agreement shall preclude the Company from combining, consolidating or merging with or into, transferring all or substantially all of its assets to, or entering into a partnership or joint venture with, another corporation or other entity, or effecting any other kind of corporate combination provided that the corporation resulting from or surviving such combination, consolidation or merger, or to which such assets are transferred, or such partnership or joint venture, assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger, transfer of assets or formation of such partnership or joint venture, this Agreement shall inure to the benefit of, be assumed by, and be binding upon such resulting or surviving transferee corporation or such partnership or joint venture, and the term “Company,” as used in this Agreement, shall mean such corporation, partnership or joint venture or other entity, and this Agreement shall continue in full force and effect in accordance with its terms and shall entitle the Employee and his heirs, beneficiaries and representatives to exactly the same compensation, benefits, payments and other rights as would have been their entitlement had such combination, consolidation, merger, transfer of assets or formation of such partnership or joint venture not occurred.

  PAGE QM-54

  8.        Survival of Obligations.

  Sections 2(e), 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15 and 17 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Employee, upon the expiration of this Agreement or otherwise).

  9.        Employee’s Representations.

  The Employee hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by the Employee do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Employee is a party or by which he is bound, (ii) the Employee is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of the Employee, enforceable in accordance with its terms. The Employee hereby acknowledges and represents that he has consulted with legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.

  10.        Company’s Representations.

  The Company hereby represents and warrants to the Employee that (i) the execution, delivery and performance of this Agreement by the Company do not and shall not materially conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound and (ii) upon the execution and delivery of this Agreement by the Employee, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms.

  11.       Enforcement.

  Because the Employee’s services are unique and because the Employee has access to confidential information concerning the Company, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the Company may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction in Tarrant County, Texas for injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

  12.        Severability.

  In case any one or more of the provisions or part of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall be deemed not to affect any other jurisdiction or any other provision or part of a provision of this Agreement, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of this Agreement or any provision or provisions hereof in any other jurisdiction; and this Agreement shall be reformed and construed in such jurisdiction as if such provision or part of a provision held to be invalid or illegal or unenforceable had never been contained herein and such provision or part reformed so that it would be valid, legal and enforceable in such jurisdiction to the maximum extent possible. In furtherance and not in limitation of the foregoing, the Company and the Employee each intend that the covenants contained in Sections 5 and 6 shall be deemed to be a series of separate covenants, one for each county of the State of Texas and one for each and every other applicable county. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. If, in any judicial proceeding, a court shall refuse to enforce any one or more of such separate covenants because the total time, scope or area thereof is deemed to be excessive or unreasonable, then it is the intent of the parties hereto that such covenants, which would otherwise be unenforceable due to such excessive or unreasonable period of time, scope or area, be enforced for such lesser period of time, scope or area as shall be deemed reasonable and not excessive by such court.

  PAGE QM-55

  13.        Entire Agreement; Amendment.

  Except as otherwise set forth in this Agreement, this Agreement contains the entire agreement between the Company and the Employee with respect to the subject matter hereof and thereof. This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification or discharge is sought. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

  14.        Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if physically delivered, delivered by express mail or other expedited service or upon receipt if mailed, postage prepaid, via registered mail, return receipt requested, or by electronic mail, addressed as follows:

  (a) To the Company:

  Greenway Technologies, Inc.

                 Attn: Ray Wright

  8851 Camp Bowie West, Suite 240

  Fort Worth, TX 76116

  Email: ray.wright@gwtechinc.com

  (b) To the Employee:

  Ransom Jones

  and/or to such other persons and addresses as any party shall have specified in writing to the other from time-to-time. Either party may change its address for receiving notices by providing notice of the new address to the other Party.

  15.        Assignability.

  This Agreement shall be assignable by the Company but not the Employee, and shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, legal representatives, successors and assigns of the parties. In the event that all or substantially all of the business of the Company is sold or transferred, then this Agreement shall be binding on the transferee of the business of the Company whether or not this Agreement is expressly assigned to the transferee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

  PAGE QM-56

  16.        Governing Law.

  This agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any conflict of laws principles to the contrary and any dispute shall be submitted to binding arbitration, before a sole arbitrator, with such arbitration to be conducted in the State of Texas, in Dallas County or Tarrant County and shall be conducted under the rules (but not the auspices) of the Commercial Section of the Arbitration Association of America. The parties shall select the arbitrator from a list of ten arbitrators who agree to work within fifty (50) miles East of the Tarrant County westernmost boundary and/or fifty (50) miles West of the Dallas County easternmost boundary, by alternatively striking one name from the list until only one remains. The parties shall each advance one half of the estimated fees to the arbitrator in advance of the commencement of the arbitration, and the prevailing party in any arbitration shall recover the costs of the arbitration (including the reasonable attorneys’ fees). Each party irrevocably consents to the exclusive venue and jurisdiction of the Courts of the State of Texas, in Dallas County or Tarrant County, for any action to confirm an arbitration award, or to seek injunctive relief to prevent any then-ongoing violations of the Confidentiality, Noncompetition or Non-solicitation obligations of the parties hereunder (which are the only issues that may be brought directly to Court, as any other claims are fully compensable by an award of monetary damages). The commencement of an action seeking an injunction shall not be deemed or construed to operate as a waiver of related or unrelated claims for monetary damages between the parties or as a bar to the commencement of an arbitration (and subsequent action to confirm, vacate or modify the arbitration award) relating to monetary damages arising from any related or unrelated claims, including those claims for monetary damages arising from those same violations against which injunctive relief was sought.

  17.        Waiver and Further Agreement.

  Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

  18.        Headings of No Effect.

  The paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

  19.        Counter Party Signatures.

  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

  PAGE QM-57

  20.        280G. Notwithstanding anything contained in this Agreement to the contrary to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between the Company or any of their Subsidiaries and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, Employee shall receive total payments equal to the greater, after the application of the excise tax imposed pursuant to Section 4999 of the Code, of the Payments provided under this Agreement or: the amount of such Payments reduced to the greatest amount that would result in no portion of the Payments being subject to such excise tax.

  [The remainder of this page intentionally left blank. Signature page follows.]

  IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the Execution Date first above written.

  COMPANY:

  GREENWAY TECHNOLOGIES, INC.

  By: ________/s/_________________________

  Kent Harer, Director

  EMPLOYEE:

  By: ________/s/_________________________

  Ransom Jones

  PAGE QM-58

  ==========================================================================================================

   Exhibit 31.1--FORM 10Q-March31, 2018

  Exhibit 31.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER
  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, John Olynick, certify that:

  1.       I have reviewed this Form 10-Q of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

  Date: May 21, 2018.

  /s/ John Olynick

  John Olynick, President

  PAGE QM-59

  ======================================================================================================================

   Exhibit 31.2--FORM 10Q-March31, 2018

  Exhibit 31.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER
  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Ransom Jones, certify that:

  1.       I have reviewed this Form 10-Q of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d ) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

  Date: May 21, 2018.

  /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and Principal Accounting Officer

  PAGE QM-60

  ============================================================================================================================

   Exhibit 32.1--FORM 10Q-March31, 2018

  Exhibit 32.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER

  PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q of Greenway Technologies, Inc. for the fiscal quarter ending March 31, 2018, I, John Olynick, President of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

  Date: May 21, 2018.

  /s/ John Olynick

  John Olynick, President

  PAGE QM-61

  =====================================================================================================================

   Exhibit 32.2--FORM 10Q-March31, 2018

  Exhibit 32.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER

  PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q of Greenway Technologies, Inc. for the fiscal quarter ending March 31, 2018, I, Ransom Jones, Chief Financial Officer of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

  Date: May 21, 2018.

  /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and Principal Accounting Officer

  PAGE QM-62

  =====================================================================================================================

  EXHIBIT- FORM 10Q- Three Months Ended June 30, 2018

  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549
  ____________________________________________________

  FORM 10-Q

  [X] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended June 30, 2018

  [ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  Commission File No. 000-55030

  _____________________________________

  GREENWAY TECHNOLOGIES, INC.

  (Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	90-0893594 (I.R.S. Employer Identification Number)
8851 Camp Bowie West Boulevard, Suite 240 Fort Worth, Texas (Address of principal executive offices)	76116 (Zip Code)
(817) 346-6900 (Registrant’s telephone number, including area code)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes [X] No [ ]

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ X] No [ ]

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12(b)-2 of the Exchange Act). Yes [ ] No [ X ]

  Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. At May 5, 2018, the registrant had outstanding 283,828,915 shares of our Class A common stock and 0 shares of Class B common stock.

Page QJ-1

  Table of Contents

  Part I – Financial Information.

Page QJ-2

  PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements.

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Balance Sheet

  (Unaudited)

	June 30,	December 31,
	2018	2017
Assets
Current Assets
Cash	$4,847	$91,518
Prepaid expense		157,500
Total Current Assets	4,847	249,018
Fixed assets
Property & equipment	4,015	4,015
Less depreciation	4,015	4,015
	0	0
Other Assets	19,000	20,000
Total Assets	$23,847	$269,018
Liabilities & Stockholders’ Deficit
Current Liabilities
Accounts payable	$240,694	$140,039
Stockholder advances	27,491	1,500
Accrued management fees	1,646,602	1,666,602
Notes payable	100,000	153,841
Accrued expenses	710,799	778,760
Current portion of convertible note payable, net of
discount of $61,023 and $81,833	189,644	150,834
Derivative liability – warrants	68,056	105,643
Total Current Liabilities	2,983,286	2,997,219
Long term convertible note payable, less current portion	60,000	84,000
Total Liabilities	3,043,286	3,081,219
Commitments and contingencies
Stockholders’ Deficit
Common Class B stock, 20,000,000 shares authorized, par value $0.0001, 0 shares issued and outstanding at June 30, 2018
and December 31, 2107	0	0
Common Class A stock 300,000,000 shares authorized, par value $0.0001, 286,050,581 and 287,681,826 issued and outstanding at
June 30, 2018 and December 31, 2017, respectively	44,942	28,771
Additional paid-in capital	21,936,959	20,782,630
Accumulated deficit	(25,001,340)	(23,623,602)
Total Stockholders’ Deficit	(3,019,439)	(2,812,201)
Total Liabilities & Stockholders’ Deficit	$23,847	$269,018

  See the accompanying notes to unaudited condensed consolidated financial statements.

Page QJ-3

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Statements of Operations – Unaudited

  For the three months ended June 30, 2018 and 2017

	2018	2017
Sales	$0	$0
Expenses
General and administrative	543,066	5,048,380
Research and development	232,068	177,658
Depreciation	0	99
Total Expense	775,134	5,226,137
Operating loss	(775,134)	(5,226,137)
Other income (expenses)
Gain (loss) on change in fair value of derivative	18,199	(53,385)
Interest (expense) income	(18,181)	9,529
Settlement (expense) – loan agreement	(208,000)
Warrant conversion gain	180,000
Total other income (expense)	(27,982)	(43,856)
Loss before income taxes	(803,116)	(5,269,993)
Provision for income taxes	0	0
Net loss	(803,116)	$(5,269,993)
Net loss per share;
Basic and diluted net loss per shares	(0.00)	$(0.03)
Weighted average shares
Outstanding;
Basic and diluted	284,281,233	273,028,802

  See the accompanying notes to unaudited condensed consolidated financial statements.

Page QJ-4

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Statements of Cash Flows - Unaudited

  For the three months ended June 30, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities
Net Loss from operations	$(803,116)	$(5,269,993)
Adjustments to reconcile net loss to net cash used in
Operating activities:
Depreciation	0	99
Stock based compensation	0	4,779,370
(Gain) loss on derivative	(18,199)	28,544
Debt issue costs amortized	10,405	0
Changes in operating assets and liabilities:
Prepaid expense	144,000	7,214
Accounts payable	138,901	(58,874)
Accrued management fees	(90,000)	15,000
Stockholder advances	27,491	0
Accrued expenses	268,890	(622)
Net Cash Used in Operating Activities	(321,628)	(499,262)
Cash Flows from Investing Activities	0	0
Cash Flows from Financing Activities
Repayments on note payable	(3,000)
Repayments on convertible note payable	(120,753)
Proceeds from sale of common stock	304,000	833,250
Net Cash Provided by Financing Activities	304,000	709,497
Net (Decrease) Increase in Cash	(17,628)	210,235
Cash Beginning of Period	22,475	67,964
Cash End of Period	$4,847	$278,199
Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$0	$2,287
Cash Paid during the period for taxes	$0	$0
Shares returned and cancelled	$100,000	$0

  The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Page QJ-5

  GREENWAY TECHNOLOGIES, INC.

  NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  June 30, 2018

  (Unaudited)

  NOTE 1 – ORGANIZATION

  Nature of Operations

  Greenway Technologies, Inc. (“Greenway Technologies,” “GTI,” or the “Company”) was organized on March 13, 2002, under the laws of the State of Texas as Dynalyst Manufacturing Corporation.  On August 18, 2009, in connection with a merger with Universal Media Corporation, a privately held Nevada company, the Company changed its name to Universal Media Corporation (“Universal Media”).  The Company changed its name to UMED Holdings, Inc. on March 23, 2011, and to Greenway Technologies, Inc. on June 23, 2017.

  The Company’s mission is to operate as a holding company to provide funding for commercializing the proprietary process held by its 100% owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”).

  In September 2010, the Company acquired 1,440 acres of placer mining claims on Bureau of Land Management land in Mohave County, Arizona. See discussion in Note 3.  Due to the Company not producing any revenue from its BLM mining leases since its acquisition of the leases, nor achieving cash flow levels to independently fund the development of its BLM mining leases in December 2010 and not having current resources for an appraisal or assay, the Company recognized an impairment charge of $100,000 during the year ended December 31, 2014. The Company believes that this investment could be very lucrative if sufficient resources are committed to its development. However, at this time, the Company has made the decision to commit is resources to commercialization of the Gas-To-Liquids (“GTL”) technology owned by GIE.

  In August 2012, the Company acquired 100% of Greenway Innovative Energy, Inc. (“GIE”) which owns patents and trade secrets for a proprietary process and related technology to convert natural gas into synthesis gas (syngas), and then to liquid fuels, also known as gas-to-liquids or “GTL” processing. In addition to its usefulness in the GTL process, syngas is an important intermediate gas used by industry in the production of ammonia, methane, liquid fuels, and other downstream products.

  The Company’s unique reforming process is called Fractional Thermal Oxidation™ (FTO). The Company believes it will be able to offer a new economical, relatively small scale (125 to 2,475 barrels/day) method of converting natural gas into liquid fuels that can be located in field locations where applicable to smaller scale GTL processing requirements. Commercialization of its proprietary reforming and GTL processes are the primary focus of the Company.

  NOTE 2 - BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

  Principles of Consolidation

  The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation.

  Basis of Presentation

  The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulations S-X.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.  For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2017.

Page QJ-6

  The accompanying condensed consolidated financial statements include the accounts of the following entities.

Name of Entity	%	Entity	Incorporation	Relationship
Greenway Technologies, Inc.		Corporation	Texas	Parent
Universal Media Corporation	100%	Corporation	Wyoming	Subsidiary
Greenway Innovative Energy, Inc.	100%	Corporation	Nevada	Subsidiary
Logistix Technology Systems, Inc.	100%	Corporation	Texas	Subsidiary

  Going Concern Uncertainties

  The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying condensed consolidated financial statements, the Company sustained a loss of approximately $803,000 for the three-month period ended June 30, 2018 and has a working capital deficiency of approximately $3.0 million and an accumulated deficit of approximately $25 million at June 30, 2018. The ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations or on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern for the next twelve months.

  With the successful test of the Company’s G-Reformer® unit and FTO process during the first quarter 2018, the Company has started discussions with a number of oil and gas companies, smaller oil and gas operators and investors regarding potential joint venture funding for a commercial scale gas-to-liquids (GTL) plant using the Company’s unique GTL system. A commercial GTL plant will include the Company’s proprietary G-Reformer®, a Fischer-Tropsch unit, and all necessary components to develop a fully functional GTL plant with a minimum output of ~125 barrels/day of high-cetane blendstock (diesel fuel). Should an agreement be reached, a joint venture relationship would be anticipated to provide funding for a plant, as well as sufficient additional operating capital for the Company to complete the commercialization process. While there are no assurances that financing for an initial plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to transition this revolutionary GTL system into production.

  In parallel, Company is also seeking agreements and/or partnerships with other GTL system providers to use the Company’s proprietary synthesis gas production unit, the G-Reformer®, as part of existing, planned, or new GTL systems in partnership with the Company. While there are no assurances that such agreements and partnerships will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to commercialize its proprietary G-Reformer® technology. Several alternate paths are under consideration.

  The accompanying condensed consolidated financial statements do not include any adjustment to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

  NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of significant accounting policies applied in the presentation of the condensed consolidated financial statements are as follows.

  Property and Equipment

  Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold, are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale or salvage value are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the useful life of the assets. The Company continues to use its fully depreciated property and equipment.

Page QJ-7

   Impairment of Long-Lived Assets

  The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Accounting Standards Codification, ASC Topic 360, Property, Plant and Equipment.  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

  Revenue Recognition

  The Company has not, to date, generated any revenues.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period.  Actual results could differ materially from the estimates.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three-months or less to be cash equivalents.  There were no cash equivalents at June 30, 2018, or December 31, 2017.

  Income Taxes

  The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

  The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Open tax years, subject to IRS examination include 2013 – 2016.

  Net Loss Per Share, basic and diluted

  Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of warrants or beneficial conversion features (11,356,238) have been excluded as a common stock equivalent in the diluted loss per share because their effect would be anti-dilutive.

  Derivative Instruments

  The Company accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

Page QJ-8

  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

  See Notes 6 and 7 below for disclosures associated with the Company’s convertible notes payable and warrants.

  Fair Value of Financial Instruments

  Effective January 1, 2008, fair value measurements are determined by the Company’s adoption of authoritative guidance issued by the FASB, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities, as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three levels as follows:

  Level 1 – Valuation based on unadjusted quoted market prices in active markets for identical assets or liabilities.

  Level 2 – Valuation based on, observable inputs (other than level one prices), quoted market prices for similar assets such as at the measurement date; quoted prices in the market that are not active; or other inputs that are observable, either directly or indirectly.

  Level 3 – Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

  Original Issue Discount

  For certain convertible debt issued, the Company provides the debt holder with an original issue discount (“OID”).  An OID is the difference between the original cash proceeds and the amount of the note upon maturity. The Note is originally recorded for the total amount payable. The OID is amortized into interest expense pro-rata over the term of the Note.

  In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The valuation of the Company’s notes recorded at fair value is determined using Level 3 inputs, which consider (i) time value, (ii) current market and (iii) contractual prices.

  The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, receivables, accounts payable, notes payable and other payables, approximate their fair values because of the short maturity of these instruments.

  The following table represents the Company’s assets and liabilities by level measured at fair value on a recurring basis at June 30, 2018 and December 31, 2017:

Description	Level 1	Level 2	Level 3
June 30, 2018 Derivative Liabilities	$0	$0	$68,056
December 31, 2017 Derivative Liabilities	$0	$0	$105,643

  The following assets and liabilities are measured on the balance sheets at fair value on a recurring basis utilizing significant unobservable inputs or Level 3 assumptions in their valuation. The following tables provide a reconciliation of the beginning and ending balances of the liabilities:

Page QJ-9

   The change in the notes payable at fair value for the nine-month period ended June 30, 2018, is as follows:

	Fair Value	Change in	New		Fair Value
	January 1, 2018	Fair Value	Convertible Notes	Conversions	June 30, 2018

Derivative Liabilities	$106,643	$37,587	$0	$0	$(68,056)

  All gains and losses on assets and liabilities measured at fair value on a recurring basis and classified as Level 3 within the fair value hierarchy are recognized in other interest income and expense in the accompanying condensed consolidated financial statements.

  Stock Based Compensation

  The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

  At June 30, 2018, the Company did not have any outstanding stock options.

  Concentration and Credit Risk

  Financial instruments and related items, which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality institutions.  At times, such deposits may be in excess of the FDIC insurance limit.

  Research and Development

  The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development expenses of $232,068 and $177,658 during the three-months ended June 30, 2018 and 2017, respectively.

  Issuance of Common Stock

  The issuance of common stock for other than cash is recorded by the Company at market values.

  Impact of New Accounting Standards

  Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

Page QJ-10

  NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

	Range of Lives in Years	June 30, 2018	December 31, 2017
Equipment	5	$2,032	$2,032
Furniture and fixtures	5	1,983	1,983
		4,015	4,015
Less accumulated depreciation		(4,015)	(4,015)
		$0	$0

  Depreciation expense was $0 and $99 for the three-months ended June 30, 2018 and 2017, respectively.

  NOTE 5 – TERM NOTES PAYABLE

  Term notes payable consisted of the following at June 30, 2018 and December 31, 2017:

	2018	2017

Unsecured note payable dated March 8, 2016 to an individual at 5% interest, payable upon the Company’s availability of cash	$0	$13,500
Unsecured note payable dated November 13, 2017 to a corporation at $10,000 lump sum interest at maturity on February 28, 2018. The terms are being re-negotiated with the noteholder.	100,000	100,000
Unsecured note payable dated December 28, 2017 to a corporation, due January 3, 2018		53,842
Total term notes	$100,000	$153,842

  NOTE 6 – 2017 CONVERTIBLE PROMISSORY NOTES

  The Company issued a $166,667 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 commencing February 1, 2018 plus interest at rate of 4% per annum on December 20, 2018 and $80,000 plus accrued interest on December 20, 2019.   The holder has the right to convert the note into common stock of the Company at a conversion price of $0.08 per share for each one dollar of cash payment which may be due, (which would be 1,083,333 shares for the $86,667 payment and 1,000,000 shares for the $80,000 payment).

  The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note did not result in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. As of December 31, 2017, the discount related to the beneficial conversion feature on the note was valued at $27,083 based on the $0.013 difference between the market price of $0.093 and the conversion price of $0.08 times the 2,083,325 conversion shares. As of and during the three-months ended June 30, 2018, the remaining discount was $20,313 and $3,386 of the discount was amortized.

  The Company issued a $150,000 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 plus accrued interest until the principal and accrued interest are paid in full.   The holder has the right to convert the note into common stock of the Company at a conversion price of equal to 70% of the prior twenty (20) days average closing market price of the Company’s common stock.

  The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $58,494 based on the difference between the fair value of the 1,578,947 convertible shares at the valuation date and the $150,000 note value. The discount related to the beneficial conversion feature is being amortized over the term of the debt. The discount related to the beneficial conversion feature on the note was valued at $150,000 based on the Black-Scholes Model. As of and during the three-months ended June 30, 2018, the remaining discount was $40,711 and $7,019 of the discount was amortized. The derivative liability for this note at June 30, 2018 was $68,056.

Page QJ-11

   NOTE 7 – CONVERTIBLE PROMISSORY NOTE

  May 2016 Convertible Note

  On May 4, 2016, the Company issued a $224,000 convertible promissory note bearing interest at 10.0% per annum to an accredited investor, payable beginning November 10, 2016, in monthly installments of $44,800 plus accrued interest and a cash premium equal to 10.0% of the installment amount.  The convertible promissory note was paid in full on March 4, 2017.  The holder had the right under certain circumstances to convert the note into common stock of the Company at a conversion price equal to 70% of the average of the 3 lowest volume weighted average trading prices during the 20-day period ending on the latest complete trading day prior to the conversion date.

  The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $224,000 based on the Black-Scholes Model. The discount related to the beneficial conversion feature ($51,829) was amortized over the term of the debt (10 months).  For the year ended December 31, 2017, the Company recognized interest expense of $9,327 related to the amortization of the discount.

  In connection with the issuance of the $224,000 note, the Company recorded debt issue cost and discount as follows:

$20,000 original issue discount and $4,000 debt issue cost, which was amortized over 10 months, with amortization of $4,000 for twelve-months ended December 31, 2017.

The convertible promissory note was paid in full on March 10, 2017, reducing the embedded derivative for the 2016 beneficial conversion right to zero at December 31, 2017.

  September 2014 Convertible Note

  In connection with the issuance of a $158,000 convertible promissory note in 2014 (repaid in July 2015), the Company issued warrants to purchase shares of common stock.

Warrants – recorded at fair value ($79,537) upon issuance, and marked -to-market on the balance sheet at $58,317 as of June 30, 2018 and $47,149 as of December 31, 2017, which was computed as follows:

Commitment Date
Expected dividends	0%
Expected volatility	175.59%
Expected term: conversion feature	2 years

  There was a controversy with the lender regarding the number of shares that would be issued with wa

  A controversy and litigation between the lender and the Company emerged regarding the number of warrants attached to the loan agreement. The parties reached a settlement whereby the Company issued 1,600,000 shares of freely-tradable stock to the lender. As a result of the settlement, all of the remaining balance sheet amounts relating to the promissory note were eliminated in the quarter ended June 30, 2018.  The Company recorded Settlement Expense in the amount of $208,000 and Gain on Exchange in Fair Value of Derivative in the amount of $58,316.

Page QJ-12

  NOTE 8 – ACCRUED EXPENSES

  Accrued expenses consisted of the following at June 30, 2018 and December 31, 2017:

	2018	2017

Accrued consulting fees	$447,280	$249,500
Accrued expense related to shareholder dispute	0	330,000
Accrued expense related to warrant exercise	0	180,000
Other accrued expenses	243,334	12,000
Accrued interest expense	20,185	7,260
Total accrued expenses	$710,799	$778,760

   NOTE 9– CAPITAL STRUCTURE

  The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $.0001 per share and 20,000,000 shares of Class B stock with a par value of $.0001 per share.  Each Class A common stock share has one voting right and the right to dividends, if and when declared by the Board of Directors. Class B common stock does not vote.

  Class A Common Stock

  At June 30, 2018, there were 286,050,581 shares of class A common stock issued and outstanding.

  During the three-months ended June 30, 2018, the Company: issued 650,000 shares of restricted class A common stock to 2 individuals through private placements for cash of $76,000 at average of $0.12 per share.

    Issued 1,600,000 of unrestricted common stock to the holder of a convertible promissory note payable. The note had warrants attached to the note The Company negotiated a settlement with the lender to issue the 1,600,000 shares to the lender at an price of $0.13 per share.

    Issued 250,000 shares of stock to each the President and Chief Financial Officer as required under Employment Agreements. The shares were issued at $.06 per share
    Canceled 100,000 shares returned to the Company by shareholders at a value of $10 added to paid-in-capital.

  Class B Stock

  At June 30, 2018 and 2017, there were 0 and 126,938 shares of class B stock issued and outstanding, respectively.

  During the year ended December 31, 2017, the Company; exchanged 630,000 shares of class A common stock for 62,986 class B shares with a shareholder who held class B shares from the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation which set a conversion rate of 15 to 1. The Company negotiated the 630,000 shares when the class B shareholder elected to convert.

  • Exchanged (on a one for one basis) 63,932 shares of class A common stock for 63,932 class B shares with shareholders who acquired the class B shares after the 2009 merger agreement between the Company and Dynalyst Manufacturing Corporation.

Page QJ-13

  Stock options, warrants and other rights

  At June 30, 2018, the Company has not adopted any employee stock option plans.

  On February 3, 2017, the Company issued 6,000,000 warrants (4,000,000 at $0.35 for two years and 2,000,000 at $0.45 for three years) as part of a separation agreement with a co-founder and former president. The Company valued the warrants as of June 30, 2017, at $639,284 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 455%, expected conversion term of two and three years and risk-free interest rate of 1.75%.

  On November 30, 2017, the Company issued 1,000,000 warrants at $0.30 for three years as part of a settlement of a shareholder dispute with MTG Holdings, Inc. The Company valued the warrants as of December 31, 2017, at $95,846 using the Black-Scholes Model with expected dividend rate of 0%, expected volatility rate of 116%, expected conversion term of three years and risk-free interest rate of 1.37%.

  On January 8, 2018, the Company issued 4,000,000 warrants to a director, which were provided in lieu of 3,000,000 shares that the director returned to the Company and were subsequently cancelled, at $0.10 per share which expire in three years.

  NOTE 10 - RELATED PARTY TRANSACTIONS

  Shareholders made loans and advances to the Company in the amounts of $27,491 (Kevin Jones $26,391 and Pat Six $1,100) during the three-months ended June 30, 2018 and $219,509 (Tunstall Canyon Group $166,667, Kevin Jones $51,342 and Pat Six $1,500) during the year ended December 31, 2017, respectively.  During the year ended December 31, 2017, a shareholder, Richard Halden, purchased 2,250,000 shares of class A common stock for $225,000 ($0.10 per share) and Kevin Jones received repayment of a $59,690 loan.

  NOTE 11 – INCOME TAXES

  At June 30, 2018 and December 31, 2017, the Company had approximately $17.3 million and $16.4 million, respectively, of net operating losses ("NOL") carry forwards for federal and state income tax purposes.  These losses are available for future years and expire through 2034.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

  The provision for income taxes for continuing operations consists of the following components for the three-months ended June 30, 2018 and the year ended December 31, 2017:

	2018	2017

Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

  A comparison of the provision for income tax expense at the federal statutory rate of 21% for the three-months ended June 30, 2018 and the year ended December 31, 2017, the Company's effective rate is as follows:

	2018		2017

Federal statutory rate	(21.0	) %	(21.0	) %
State tax, net of federal benefit	(0.0)		(0.0)
Permanent differences and other including surtax exemption	0.0		0.0
Temporary difference	(15.9)		(15.9)
Valuation allowance	36.9		36.9
Effective tax rate	0.0%		0.0%

  The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at June 30, 2018 and December 31, 2017:

Page QJ-14

	2018	2017
Deferred tax assets
Net operating loss carry forwards	$16,524,544	$16,403,873
Deferred compensation	790,360	821,572
Stock based compensation	2,900,734	2,900,734
Other	581,639	581,639
Total	20,797,277	20,707,818
Less valuation allowance	(20,797,277)	(20,707,818)
Deferred tax asset	-	-
Deferred tax liabilities
Depreciation and amortization	$-	$-
Net long-term deferred tax asset	$-	$-

  The change in the valuation allowance was $45,912 and $12,784,855 for the three-months ended June 30, 2018 and the year ended December 31, 2017, respectively.  The Company has recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations, interest expense, interest income and other income subsequent to the change in ownership, which amounted to $20,797,277 and $20,707,818 at June 30, 2018 and December 31, 2017, respectively.

  Utilization of the Company’s net operating losses may be subject to substantial annual limitation if the Company experiences a 50% change in ownership, as provided by the Internal Revenue Code and similar state provisions.  Such an ownership change would substantially increase the possibility of net operating losses expiring before complete utilization.

  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carry forwards to offset taxable income, and projected future taxable income in making this assessment.

  NOTE 12 – COMMITMENTS

  Employment Agreements

  In August 2012, the Company entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of 5 years with compensation of $90,000 per year. In June of 2014, the president's employment agreement was amended to increase his annual pay to $180,000.  The employment agreement terminated August 12, 2017. During the three-months ended June 30, 2017, the Company paid and accrued a total of $45,000 on the employment agreement.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., the Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. Under their employment agreements, Mr. Olynick and Mr. Jones were each issued 250,000 shares of Common Stock, par value $.0001 during the three months ended June 30, 2018.On the date of issuance, the stock was valued at $.06 per share and the Company recorded an expense of $30,000. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

  See Subsequent Events Note 13.

Page QJ-15

  Consulting Agreement

  On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of the Company’s restricted common stock. Additional payments upon the Company’s common stock reaching certain price points are follows;

    500,000 shares at the time our common stock reaches $0.25 per share during the first year
    500,000 shares at the time our common stock reaches $0.45 per share during the first year
    1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
    2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
    3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
    1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement

  Due to a breach under the Agreement, the Board of Directors of the Company on June 22, 2018, voted to terminate the Agreement. Based on the termination, all warrants to purchase the Company’s common stock were cancelled.

Leases

  In October 2015, the Company signed a new two-year lease for new office space of approximately 1,800 square feet at the rate of $2,417 for the first twelve months and $2,495 for the second twelve months.  During the three months ended June 30, 2018 and 2017, the Company expensed $14,510 and $8,640, respectively, in rent expense.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month.

  The Company pays approximately $11,600 in annual maintenance fees on its Arizona BLM mining leases, in addition to 10% royalties based on production.

  Legal

  The Company has been named as a co-defendant in an action brought against the Company and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the Company’s financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein the Company sold its shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, the parties executed a Settlement and Mutual Release Agreement (Agreement). However, the Defendants defaulted in their payment obligations under Agreement. Curtis Borman and Lee Jennison were co-guarantors of the obligations of Mamaki and HBI. To secure their guaranties, each of Curtis Borman and Lee Jennsion posted 1,241,500 and 1,000,000 shares, respectively, of the Company. Under the Agreement, the shares were valued at $.20. Due to the default under the Agreement, these shares were returned to the Company’s treasury shares. Because of bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

  See Subsequent Events Note 13.

  NOTE 13-SUBSEQUENT EVENTS

  There are no subsequent events to report.

Page QJ-16

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

  THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT ON FORM 10-Q.

  The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources, should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report, which have been prepared assuming that we will continue as a going concern, and in conjunction with our Annual Form 10-K filed on April 5, 2018. As discussed in Note 2 to the consolidated financial statements, our recurring net losses and inability to generate sufficient cash flows to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our businesses. Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

  Unless the context otherwise suggests, “we,” “our,” “us,” and similar terms, as well as references to “UMED” and “Greenway Technologies,” all refer to Greenway Technologies, Inc, as of the date of this report.

  Overview

  Greenway Technologies, UMED Holdings, Inc. (“Greenway” or “UMED”) was originally incorporated as Dynalyst Manufacturing Corporation (“Dynalyst”) under the laws of the State of Texas on March 13, 2002.

  In connection with the merger with Universal Media Corporation (“UMC”), a Nevada corporation, on August 17, 2009, the Company changed its name to Universal Media Corporation. The transaction was accounted for as a reverse merger, and Universal Media Corporation was the acquiring company on the basis that Universal Media Corporation’s senior management became the entire senior management of the merged entity and there was a change of control of Dynalyst. The transaction was accounted for as recapitalization of Dynalyst’s capital structure. In connection with the merger, Dynalyst issued 57,500,000 restricted common shares to the shareholders of Universal Media Corporation for 100% of Universal Media Corporation.

  On August 18, 2009, Dynalyst approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change its name to Universal Media Corporation and approved the increase in authorized shares to 300,000,000 shares of common A stock, par value $0.0001 and 20,000,000 shares of common B, par value $0.0001.

Page QJ-17

  On March 23, 2011, Universal Media Corporation approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change its name to UMED Holdings, Inc.

  On June 22, 2017, UMED Holdings, Inc. approved the amendment of its certificate of formation and filed on June 23, 2017, with the Texas Secretary of State, an amendment to change the company name to Greenway Technologies, Inc.

  Greenway Technologies, Inc. is a holding company with present interests in energy and mining. Corporate offices are located at 8851 Camp Bowie West, Suite 240, Fort Worth, Texas 76116, consisting of approximately 1,800 square feet.. The Company’s wholly-owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”), has offices at 1521 North Cooper Street, Suite 207, Arlington, Texas 76011.

  The Company will be unable to pay its obligations in the normal course of business or service its debt in a timely manner throughout 2018 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

  Greenway Technologies is currently evaluating strategic alternatives that include the following: (i) entering into joint ventures or partnerships with existing oil and gas producers or refiners to exploit the Company’s patented technology, (ii) licensing or selling rights to its technology, (iii) raising additional equity capital through the issuance of shares or (iv) entering into or issuing debt instruments. This process is ongoing and can be lengthy and has inherent costs and risks. There can be no assurance that the exploration of strategic alternatives will result in any specific action to alleviate our 12 month working capital needs or result in any other transaction.

  Energy Interest

  In August of 2012, the Company acquired Greenway Innovative Energy, Inc. Greenway Innovative Energy (“GIE”) began work in 2009 on its gas-to-liquids (GTL) system to economically covert natural gas into high-cetane liquid fuels while making no wax product and avoiding the need for further refining. In 2011, Greenway Innovative Energy engaged Houston-based Commonwealth Engineering to design a 1,500 barrel/day GTL system based on steam methane reforming (SMR). This form of reforming proved to be too expensive for commercialization. As a result, GIE embarked on a redesign of the reforming process, with such redesigned process and methodology leading to the issuance of patents in 2013 as described below.

  On February 15, 2013, GIE filed for a patent on its GTL technology. U.S. Patent number 8,574,501 was issued on November 5, 2013.

  ABSTRACT:

  A method and apparatus for converting natural gas from a source, such as a wellhead, pipeline, or a storage facility, into hydrocarbon liquid stable at room temperature, comprising a skid or trailer mounted portable gas to liquids reactor. The reactor includes a preprocessor which desulfurizes and dehydrates the natural gas, a first stage reactor which transforms the preprocessed natural gas into synthesis gas, and a liquid production unit using a Fischer-Tropsch or similar polymerization process. The hydrocarbon liquid may be stored in a portable tank for later transportation or further processed on site.

  On November 4, 2013, GIE filed for a second patent covering other aspects of the design.

  Also, in November, 2013, GIE reinstated a Sponsored Research Agreement (“SRA”) with the University of Texas at Arlington (“UTA”). The original agreement was initiated in 2009 for GTL proof of concept, scalability, and portability. Under the 2013 agreement, and based on the GIE’s ideas and vision, UTA began research focused solely on catalyst studies for the Fischer-Tropsch (FT) component of the GIE’s GTL system design with a goal of developing a lab platform capable of running 24/7 catalyst testing for one week or longer to prove the viability and commerciality of the process. Under the agreement, parametric studies were conducted for process conditions including reaction temperature and space velocity.

  During 2013, GIE and UTA worked closely together meeting weekly, and sometimes daily, to review FT catalyst alternatives, identifying those most efficient and optimized to yield synthetic diesel without wax or other compounds that would require refining.

  In 2014, research conducted under the SRA established that a liquid product could be produced under the right combination of temperature, pressure, and flow velocity. Deviations from the defined conditions resulted in either catalyst activity loss, an undesired solid product (wax), or an undesired gaseous product (methane).

Page QJ-18

   In 2014, GIE began work with Air Liquide on the development of the reforming process and entered into a contract for oxygen and for future patent rights to certain aspects of reforming process associated with GTL.

  In 2014, the company engaged in unsuccessful exploratory work with Chicago Bridge & Iron to develop a smaller, less expensive SMR system. Separately, the company sought assistance from Schlumberger on Sulphur removal techniques in order to purify natural gas as part of the GTL process. Sulphur is detrimental to the system’s catalysts.

  Also, in 2014, GIE worked with the University of Texas at Arlington (UTA), under its Sponsored Research Agreement (SRA), to develop and enhance its patented GTL system with a goal of developing commercial GTL plants to convert natural gas into liquid fuels.

  During 2014, the company continued to have weekly, and sometimes daily interactions with UTA to review results and modify research objectives.

  During 2015, under the SRA with UTA, the company refined requirements around FT catalyst longevity and the optimization of syn-fuel productivity. In addition, research was conducted into the nature and purity of the water by-product from the FT reaction as well as the impact of CO2 contamination in the production of synthesis gas.

  Also, during 2015, under the SRA, the Company launched a project to build a laboratory-scale GTL system at UTA for the purpose of refining and proving its proprietary GTL technology and engaged Thermal Dynamics, an industrial manufacturer and fabricator, to build a laboratory-scale prototype reformer in order to prove scalability and functionality. Numerous meetings were conducted with UTA, Air Liquide, and Thermal Dynamics regarding the planning for the laboratory-scale prototype.

  During 2016, under the SRA with UTA, GIE directed UTA to conduct studies to evaluate the impact of the CO2 to syngas ratio in the reforming process. It was established that ratios above a certain level would result in undesirable wax output. This finding was significant because it revealed a design parameter required to produce wax-less fuel a critical design goal.

  During 2016, under the SRA, GIE continued moving forward on the prototype GTL system at UTA for the purpose or refining and proving its proprietary GTL technology. The lab will be named the Conrad Greer Laboratory after the patent-holder and co-founder of the company Mr. Conrad Greer. Numerous meetings were conducted with UTA, Air Liquide, and Thermal Dynamics to refine and finalize plans for the laboratory-scale prototype.

  During 2016, Greenway Innovative Energy personnel worked closely with UTA personnel, under the SRA, to develop process design and flow diagrams as well as completing heat and material calculations for the laboratory-scaled system. During the year, the company continued to have weekly, and sometimes daily interactions with UTA to review and modify research objectives.

  On June 26, 2017, Greenway Technologies, in conjunction with UTA, announced that it had successfully demonstrated its GTL technology at the Conrad Greer Laboratory at UTA proving the viability of the GTL system.

  On March 6, 2018, the Company announced the completion of its first G-Reformer® system, which converts natural gas into synthesis gas. The G-Reformer® is a critical component of the company’s innovative Greer-Wright Gas-to-Liquids system which converts natural gas into liquid fuels. A team consisting of individuals from Greenway Technologies, Inc. and its wholly-owned subsidiary, Greenway Innovative Energy, the University of Texas at Arlington (UTA), and Industrial Refractory Services, Inc. worked together to calibrate the newly-built G-Reformer®. The G-Reformer® testing performed at that time substantiated the units’ synthesis gas generation capability and demonstrated additional proficiencies within certain prior prescribed testing metrics.

  The Company believes that the G-Reformer® is a major innovation in gas reforming and GTL technology. It is superior to legacy technologies which are costly, have a larger footprint, and cannot be easily deployed at field sites to process associated gas, stranded gas, coal-bed methane, vented gas, or flared gas, all markets the Company seeks to service. This technology, based around the G-Reformer®, is unique in that it allows for transportable GTL plants with a smaller footprint, when compared to legacy large-scale technologies.The Company believes its technologies and processes will allow for GTL plants withsubstantially lower up-front and ongoing costs resulting in profitable operations. Greenway Technologies is now working to commercialize both its G-Reformer® and its GTL solutions and is in discussions with a number of oil and gas companies, smaller oil and gas operators, and other interested parties to obtain joint venture or other forms of capital funding to build its first complete gas-to-liquid plant using Greenway’s proprietary GTL conversion processes. The Company is also exploring licensing its G-Reformer® product with representatives of various industries.

Page QJ-19

  Mining Interest

  In December 2010, UMED acquired the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. Early indications, from samples taken and processed, provides reason to believe that the potential recovery value of the metals located on the 1,440 acres is significant, but actual mining and processing will determine the ultimate value which may be realized from this property holding. The Company is currently exploring strategic options to partner or sell its interest in this acreage.

  Going Concern

  As of June 30, 2018, the Company has an accumulated deficit of $25,001,340. During the three-months ended June 30, 2018, the Company used net cash of $321,628 for operating activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

  While the Company is attempting to commence operations and generate revenues, the current cash position is not sufficient to support its daily operations. Management intends to raise additional funds by way of a public or private offering or both. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate revenues.

  Three-months Ended June 30, 2018, Compared to Three-months Ended June 30, 2017.

  Revenues.

  During the three-months ended June 30, 2018, and 2017, the Company had no revenues from operations. Management is aggressively looking for ways to leverage our technology to develop revenue streams.

  Operating Expenses.

  Consulting Fees. During the three-months ended June 30, 2018, consulting expense increased to $382,299 as compared to $43,450 from the prior year three-months ended June 30, 2017. The increase was primarily the result of increased use of consultants in conducting operations.

  Officer Compensation. During the three-months ended June 30, 2018, officer compensation decreased to $(1,666) as compared to $40,000 from the prior year three-months ended June 30, 2017. Officer compensation decreased due to two factors. There was a reversal of $90,000 of compensation accrued in the first quarter that was not contractual and, on May 10, 2018, the Company hired a President and Chief Financial Officer. Under their Employment Agreements, the Company accrued $33,334 in officer compensation for the quarter.

  Operating Expenses. During the three-months ended June 30, 2018, operating expenses decreased to $543,066 as compared to $1,069,145 from the prior year three-months ended June 30, 2017. The decrease was primarily due to $327,500 of stock-based compensation recorded in the three-months ended June 30, 2017, without a comparative charge in the three-months ended June 30, 2018. Travel expenses decreased to $4,311 in the three-months ended June 30, 2018, compared to $12,702 in the three-months ended June 30, 2017. Legal expenses increased to $118,861 in the three-months ended June 30, 2018, compared to $42,688 in the three-months ended June 30, 2017. Research and development expenses increased to $232,068 in the three-months ended June 30, 2018, compared to $160,274 in the three-months ended June 30, 2017.

  Interest Expense. During the three-months ended June 30, 2018, interest expense increased to $18,181 as compared to interest expense of $124 in the prior year three-months ended June 30, 2017. The increase was primarily due to the amortization of debt issue cost related to convertible promissory notes issued in the fourth quarter of 2017.

Page QJ-20

  Derivative Adjustment. During the three-months ended June 30, 2018, the gain on derivative adjustment was $18,199 as compared to a gain of $63,781 for the prior year three-months ended June 30, 2017. The change was due to the convertible note payable being paid in first quarter 2017 and the derivative liability for the three-months ended June 30, 2018 being calculated using the Black-Scholes Model only on the warrants.

  Net Loss from Operations. Our net loss from operations decreased to $775,134 for the three-months ended June 30, 2018 compared to a loss of $1,005,548 for the three-months ended June 30, 2017. The decrease was primarily due to decrease the changes in expenses, as described above.

  Liquidity and Capital Resources

  Liquidity is the ability of a company to generate adequate amounts of cash to meet its needs for cash. The following table provides certain selected balance sheet comparisons between June 30, 2018, and December 31, 2017:

	June 30,	December 31,	$	%
	2018	2017	Change	Change

Working Capital
Cash	$4,847	$91,518	$(69,043)	(75)%
Total current assets	$19,000	$249,018	$(82,543)	(33)%
Total assets	$23,847	$269,018	$(82,453)	(31)%
Accounts payable and accrued liabilities	$2,598,095	$2,586,901	$(305,596)	(12)%
Notes payable and accrued interest	$100,000	$388,675	$(288,675)	(74%)
Derivative liability	$68,056	$105,643	$ 19,388	(18%)
Total current liabilities	$2,983,286	$2,997,219	$(374,420)	(12)%
Total liabilities	$3,043,286	$3,081,219	$(374,420)	(11)%

  In the three-months ended June 30, 2018, the Company’s working capital deficit increased by $522,115 as a result of a decrease in current assets of $161,628 and an increase in accounts payable and accrued liabilities of $360,487, an increase in accrued interest of $7,776 and a decrease in derivative liability of $18,199.

  Operating activities

  Net cash used in continuing operating activities during the three-months ended June 30, 2018, was $(321,628) as compared to $(1,062,160) for the three-months ended June 30, 2017. Items totaling approximately $481,488 contributing to the net cash used in continuing operating activities for the three-months ended June 30, 2018, include:

$803,116 net loss, offset by: $ 18,199 gain on derivatives$ (18,199) loss on derivatives $ 144,000 decrease in prepaid expenses,
$ 10,405 debt issue costs amortized $ 407,791 increase in accounts payable and accrued expenses $ (90,000) decrease in accrued management fees $ 27,491 increase in shareholder advances

  Net cash used for continuing operating activities for the three-months ended June 30, 2017, was $1,062,160. Items totaling approximately $5,366,368 contributing to the net cash used in continuing operating activities for the three-months ended June 30, 2017, include:

Page QJ-21

   $6,275,481 net loss, offset by:

$5,326,244 representing the value of stock-based compensation, $ 10,396 loss on derivative liability adjustment, $ (13,476) in prepaids
$ 198 of depreciation, $ 87,500 increase in management fees $ (44,494) decrease in accounts payable and accrued expenses

  Investing activities

  The Company had no investing activities during the three-months ended June 30, 2018 and 2017.

  Financing Activities

  Net cash provided by financing activities was $70,000 for the three-months ended June 30, 2018, composed of $70,000 in sales of common stock.

  Seasonality

  The Company does not anticipate that our business will be affected by seasonal factors.

  Impact of Inflation

  General inflation in the economy has driven the operating expenses of many businesses higher. The Company will continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While the Company’s businesses are subject to inflation as described above, management believes that inflation currently does not have a material effect on our operating results. However, inflation may become a factor in the future.

  Commitments

  Employment Agreements.

  In August 2012, The Company entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of five years with compensation of $90,000 per year. In September 2014, the president’s employment agreement was amended to increase his annual pay to $180,000. The employment agreement terminated in August 2017. During the three-months ended June 30, 2017, the Company paid and accrued a total of $45,000 for the Greenway Innovative Energy president.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., The Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first portable GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and to pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production. In connection with a settlement agreement with one of the prior owners of Greenway Innovative Energy, Inc. The Company replaced 3,750,000 of the shares with a different amount of shares and other consideration. As a result, only 3,750,000 share are committed to be issued under this agreement.

  The Company is in default under a consulting agreement with a shareholder. As of June 30, 208, the Company has accrued $33,519 as a payable. The Company is in discussions with the party regarding a restructuring and deferral of payments due under the agreement. There are no assurances that the Company will be successful in restructuring the existing agreement.

Page QJ-22

   Leases.

  In October 2015, the Company entered into a two-year lease for approximately 1,800 square feet a base rate of $2,417 per month. During the three-months ended June 30, 2018, and 2017, the Company expensed $26,992 and $35,023.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $1,369 per month.

  Mining Interest.

  In December 2010, the Company acquired from Melek Mining, Inc. and 4HM Partners, LLC the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of restricted common stock. Our minimum commitment for 2018 is approximately $11,160 in annual maintenance fees, which are due September 1, 2018, payable to the United States Bureau of Land Management. Once the production phase begins, royalties owed to the BLM will be are equal to 10% of production. As of the date of this report, the mining claims are not covered by any lease agreement, we file an annual maintenance fee form to hold the claims.

  Consulting Agreement

  On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of its restricted common stock. Additional payments upon our common stock reaching certain price points as follows;

    500,000 shares at the time our common stock reaches $0.25 per share during the first year
    500,000 shares at the time our common stock reaches $0.45 per share during the first year
    1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
    2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
    3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
    1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement. 1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement.

   Due to a breach under the Agreement, the Board of Directors of the Company on June 22, 2018 voted to terminate the Agreement. Based on the termination, all warrants to purchase the Company’s common stock were cancelled.

  Critical Accounting Policies

  Financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies include revenue recognition and impairment of long-lived assets.

  The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

  The Company evaluates long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Page QJ-23

  Quantitative and Qualitative Disclosures About Market Risk

  The Company conducts all transactions, including those with foreign suppliers and customers, in U.S. dollars. The Company is therefore not directly subject to the risks of foreign currency fluctuations and do not hedge or otherwise deal in currency instruments in an attempt to minimize such risks. Demand from foreign customers and the ability or willingness of foreign suppliers to perform their obligations to us may be affected by the relative change in value of such customer or supplier’s domestic currency to the value of the U.S. dollar. Furthermore, changes in the relative value of the U.S. dollar may change the price of products relative to the prices of our foreign competitors.

  Stock-Based Compensation

  The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

  Recently Issued Accounting Pronouncements

  In September 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to Greenway Technologies’ current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity-which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods therein. Early application with the first annual reporting period or interim period for which the entity’s financial statements have not yet been issued (Public business entities) or made available for issuance (other entities). We adopted this pronouncement for the three-months ended June 30, 2018.

  Off-Balance Sheet Arrangements

  The Company does not have any off-balance sheet arrangements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

  There has been no material change in our market risks since the end of the fiscal year 2018.

Item 4.	Controls and Procedures.

  Disclosure Controls and Procedures

  The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Page QJ-24

  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer is being made only in accordance with authorizations of management and directors of the issuer; and

•

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

  The Company’s management, including the chief executive officer and chief financial officer, does not expect that the Company’s disclosure controls and procedures or internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

  Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In March 2018, the Company conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control -- Integrated Framework,” issued by the Committee of Sponsoring Organizations revised 2013 (“COSO”) of the Treadway Commission. Based upon this assessment, we determined that our internal control over financial reporting is ineffective.

  The matters involving internal controls and procedures that our management considers to be material weaknesses under COSO and SEC rules are: (1) lack of a functioning audit committee and lack of independent directors on our board of directors, resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned potential material weaknesses were identified by our chief financial officer in connection with the preparation of our financial statements as of June 30, 2018, who communicated the matters to our management and board of directors.

  Management believes that the material weaknesses set forth above did not have an effect on our financial results. However, the lack of a functioning audit committee and lack of a majority of independent directors on our board of directors resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures, can impact our financial statements.

Page QJ-25

  Management’s Remediation Initiatives

  Although the Company is unable to meet the standards under COSO because of limited funds, the Company is committed to improving its financial organization. As funds become available, the Company will undertake to: (1) create positions to segregate duties consistent with control objectives, (2) increase personnel resources and technical accounting expertise within the accounting function (3) appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and (4) prepare and implement sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

  The Company will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within Greenway Technologies have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

   PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

  The Company has been named as a co-defendant in an action brought against us and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein we sold our shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants defaulted in their payment obligations under Settlement and Mutual Release Agreement. Due to the bankruptcy proceedings involving Curtis Borman, all action in this matter has been stayed.

  On April 9, 2108, the Company and Tonaquint, Inc. agreed to settle on Tonaquint’s exercise of a warrant option with a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

Item 1A.	Risk Factors.

  Not applicable.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

  During the three-month period ended June 30, 2018, the Company issued 650,000 shares of restricted common stock to 2 individuals through private placements for cash of $66,000 at an average price of $0.1015 per share. There were no selling expenses or commissions with respect to the sale of our common stock.

  The proceeds realized from the sale of the Company’s common stock was used to pay the Company’s general and administrative expenses, salaries of officers and consultants in the amount of $543,066, and expenses associated with the Company’s GTL project at The University of Texas at Arlington.

Page QJ-26

  Each investor took his or her securities for investment purposes without a view to distribution and had access to information concerning the Company and its business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our securities. Our securities were sold only to accredited investors, as defined in Regulation D with whom the Company had a direct personal preexisting relationship, and after a thorough discussion. Each certificate contained a restrictive legend as required by the Securities Act. Finally, the Company’s stock transfer agent has been instructed not to transfer any of such securities, unless such securities are registered for resale or there is an exemption with respect to their transfer.

  Each purchaser or recipient of the Company’s shares was an accredited investor, and either alone or with his purchaser representative(s) had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment. The Company reasonably believed immediately prior to making any sale that such purchaser came within this description.

  All of the above described investors who received shares of our common were provided with access to our filings with the SEC, including the following:

•	The information contained in our annual report on Form 10-K under the Exchange Act.

•

  The information contained in any reports or documents required to be filed by Greenway Technologies under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.

•	A brief description of the securities being offered, and any material changes in our affairs that were not disclosed in the documents furnished.

  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  NONE

Item 3.	Defaults Upon Senior Securities.

  Not applicable.

Item 4.	Mine Safety Disclosures.

  Not applicable.

Item 5.	Other Information.

  None.

Page QJ-27

Item 6.	Exhibits.

Exhibit No.	Identification of Exhibit
2.1**	Combination Agreement executed as of August 18, 2009, between Dynalyst Manufacturing Corporation and Universal Media Corporation, filed as Exhibit 10.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.1**	Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on March 13, 2002, filed as Exhibit 3.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.2**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on June 7, 2006, filed as Exhibit 3.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.3**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on August 28, 2009, changing the corporate name to Universal Media Corporation, filed as Exhibit 3.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.4**	Articles of Amendment of Articles of Incorporation of Universal Media Corporation filed with the Secretary of State of Texas on March 23, 2011, changing the corporate name to UMED Holdings, Inc., filed as Exhibit 3.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.5**	Articles of Amendment of Certificate of Formation of UMED Holdings, Inc. filed with the Secretary of State of Texas on June 23, 2017, changing the corporate name to Greenway Technologies, Inc., filed as Exhibit 3.1 to the registrant’s Form 8-K/A on July 20, 2017, Commission File Number 000-55030.
3.6**	Bylaws of Dynalyst Manufacturing Corporation, filed as Exhibit 3.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.7**	Articles of Incorporation of Greenway Innovative Energy, Inc. filed with the Secretary of State of Nevada on July 6, 2012, filed as Exhibit 3.7 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
3.8**	Bylaws of Greenway Innovative Energy, Inc., filed as Exhibit 3.8 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.1**	Code of Ethics for Senior Financial Officers, filed as Exhibit 10.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.2**	Purchase Agreement dated as of May 1, 2012, between Universal Media Corporation and Mamaki Tea & Extract, Inc., filed as Exhibit 10.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.3**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.4**	Second Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.5**	Purchase Agreement dated August 29th, 2012, between Universal Media Corporation and Greenway Innovative Energy, Inc., filed as Exhibit 10.6 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.6**	Purchase Agreement dated as of February 23, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.7 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.7**	Asset Purchase Agreement dated as of October 2, 2011, between Jet Regulators, L.C., R/T Jet Tech, L.P. and UMED Holdings, Inc., filed as Exhibit 10.8 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.8**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Kevin Bentley, filed as Exhibit 10.9 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.9**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. Randy Moseley, filed as Exhibit 10.10 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.

Page QJ-28

10.10**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Richard Halden, filed as Exhibit 10.11 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.11**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Raymond Wright, filed as Exhibit 10.12 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.12**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Conrad Greer, filed as Exhibit 10.13 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.13**	Consulting Agreement dated May 27, 2011, between UMED Holdings, Inc. and Jabez Capital Group, LLC, filed as Exhibit 10.14 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.14**	Promissory Note in the amount of $850,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Southwest Capital Funding, Ltd., filed as Exhibit 10.15 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.15**	Modification of Note and Liens effective as of October 1, 2012, between Southwest Capital Funding, Ltd. and Mamaki Tea, Inc., filed as Exhibit 10.16 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.16**	Second Modification of Note and Liens effective as of December 20, 2012, between Southwest Capital Funding, Ltd., Mamaki Tea, Inc., and Mamaki of Hawaii, Inc., filed as Exhibit 10.17 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.17**	Promissory Note in the amount of $150,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Robert R. Romer, filed as Exhibit 10.18 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.18**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.19 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.19**	Securities Purchase Agreement dated September 18, 2014, between UMED Holdings, Inc. and Tonaquint, Inc., filed as Exhibit 10.19 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.20**	Promissory Note in the amount of $158,000 dated September 18, 2014, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.20 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.21**	Warrant dated September 18, 2014, for $47,400 worth of UMED Holdings, Inc. shares issued to Tonaquint, Inc., filed as Exhibit 10.21 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.22**	Office Lease Agreement dated October 2015, between UMED Holdings, Inc. and The Atrium Remains the Same, LLC, filed as Exhibit 10.22 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.23**	Warrant dated October 31, 2015, for 4,000,000 shares issued to Norman T. Reynolds, Esq, filed as Exhibit 10.23 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.24**	Promissory Note in the amount of $36,000 dated March 8, 2016, executed by UMED Holdings, Inc. payable to Peter C. Wilson, filed as Exhibit 10.24 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.25**	Convertible Promissory Note in the amount of $224,000 dated May 4, 2016, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.25 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.26**	Severance and Release Agreement by and between UMED Holdings, Inc. and Randy Moseley dated November 11, 2016, filed as Exhibit 10.26 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.27**	Settlement and Mutual Release Agreement dated January 13, 2017, executed by UMED Holdings, Inc. in connection with Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc., Hawaiian Beverages, Inc., Curtis Borman, and Lee Jenison, filed as Exhibit 10.27 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.

Page QJ-29

10.28**	Warrant dated February 1, 2017, for 2,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.28 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.29**	Warrant dated February 1, 2017, for 4,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.29 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.30**	Severance and Release Agreement by and between UMED Holdings, Inc. and Richard Halden dated February 1, 2017, filed as Exhibit 10.30 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.31**	Assignment Agreement dated December 27, 2010, between Melek Mining, Inc., 4HM Partners, LLC, and UMED Holdings, Inc., filed as Exhibit 10.31 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.32** 10.33** 10.34** 10.35** 10.36** 10.37** 10.38**

  Consulting Agreement by and between the registrant and Chisos Equity Consultants, LLC, as

  Amended February 16, 2018, and March 19, 2018, filed as Exhibit 10.1 to the registrant’s Form 8-K, on March 21, 2018, Commission File Number 000-55030.

  Promissory Note in the amount of $100,000 dated November 13, 2017, executed by Greenway Technologies, Inc. to Wildcat Consulting Group LLC.as Exhibit 10.33 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Subordinated Convertible Promissory Note in the amount of $166,667 dated December 20, 2017, executed by Greenway Technologies, Inc. payable to Tunstall Canyon Group LLC filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Warrant dated November 30, 2017 for 1,000,000 shares issued to MTG Holdings, LTD.

  filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Greer Family Trust Promissory Note and Settlement. filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.

  Warrant dated January 8, 2018 for 4,000,000 shares issued to Kent Harer.

  Settlement agreement by and between Greenway Technologies, Inc. and Tonaquint, Inc. dated April 9, 2018.

10.39**	Employment agreement with John Olynick, as President, dated May 10, 2018.
10.40**	Employment agreement with Ransom Jones, as Chief Financial Officer, Secretary and Treasurer, dated May 10, 2018.
31.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of D. Patrick Six, Chief Executive Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of D. Patrick Six, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

  ____________

  *         Filed herewith.

  **       Previously filed.

Page QJ-30

  SIGNATURES

  In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  GREENWAY TECHNOLOGIES, INC.

  Date: August 20, 2018.

  By /s/ John Olynick

  John Olynick, President

  By /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and

  Principal Accounting Officer

Page QJ-31

  =====================================================================================================================

   Exhibit 31.1--FORM 10Q-June 30, 2018

   Exhibit 31.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER
  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, John Olynick, certify that:

  1.       I have reviewed this Form 10-Q of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

  Date: August 20, 2018.

  /s/ John Olynick

  John Olynick, President

  PAGE QJ-32

  ============================================================================================================================

   Exhibit 31.2--FORM 10Q-June 30, 2018

   Exhibit 31.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER
  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Ransom Jones, certify that:

  1.       I have reviewed this Form 10-Q of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d ) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

  Date: August 20, 2018.

  /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and Principal Accounting Officer

  PAGE QJ-33

  ============================================================================================================================

   Exhibit 32.1--FORM 10Q-June 30, 2018

   Exhibit 32.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER

  PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q of Greenway Technologies, Inc. for the fiscal quarter ending June 30, 2018, I, John Olynick, President of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

  Date: August 20, 2018.

  /s/ John Olynick

  John Olynick, President

  PAGE QJ-34

  ============================================================================================================================

   Exhibit 32.2--FORM 10Q-June 30, 2018

  Exhibit 32.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER

  PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q of Greenway Technologies, Inc. for the fiscal quarter ending June 30, 2018, I, Ransom Jones, Chief Financial Officer of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

  Date: August 20, 2018.

  /s/ Ransom Jones

  Ransom Jones, Chief Financial Officer and Principal Accounting Officer

  PAGE QJ-35

  ============================================================================================================================

  EXHIBIT- FORM 10Q- Three and Nine Months Ended September 30, 2018

  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549
  ____________________________________________________

  FORM 10-Q/A

  Amendment No. 1

  [X] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2018

  [  ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  Commission File No. 000-55030

  _____________________________________

  GREENWAY TECHNOLOGIES, INC.

  (Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	90-0893594 (I.R.S. Employer Identification Number)
1521 North Cooper Street, Suite 205 Arlington, Texas (Address of principal executive offices)	76011 (Zip Code)
800-289-2515 (Registrant’s telephone number, including area code)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes [X] No [  ]

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12(b)-2 of the Exchange Act). Yes [  ] No [X]

  Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. At November 21, 2018, the registrant had outstanding 286,703,915 shares of its Class A common stock and 0 shares of Class B common stock.

QS-1

QS-2

  PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements.

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Balance Sheet

  (Unaudited)

	September 30,	December 31,
	2018	2017
Assets
Current Assets
Cash	$39,248	$91,518
Prepaid expense		157,500
Total Current Assets	39,248	249,018
Fixed assets
Property & equipment	4,015	4,015
Less depreciation	4,015	4,015
	0	0
Other Assets	19,000	20,000
Total Assets	$58,248	$269,018
Liabilities & Stockholders’ Deficit
Current Liabilities
Accounts payable	$285,503	$140,039
Stockholder advances	130,538	1,500
Accrued management fees	1,626,602	1,666,602
Notes payable	200,000	153,841
Accrued expenses	588,378	778,760
Current portion of convertible note payable, net of
discount of $52,958 and $81,833	257,709	150,834
Derivative liability – warrants	87,556	105,643
Total Current Liabilities	3,176,286	2,997,219
Long term convertible note payable, less current portion		84,000
Total Liabilities	3,176,286	3,081,219
Commitments and contingencies
Stockholders’ Deficit
Common Class B stock, 20,000,000 shares authorized, par value $0.0001, 0 shares and 126,938 issued and outstanding at September 30, 2018 and December 31, 2107, respectively	0	0
Common Class A stock 300,000,000 shares authorized, par value $0.0001, 286,703,915 and 287,681,826 issued and outstanding at September 30, 2018 and December 31, 2017, respectively	29,101	28,771
Additional paid-in capital	21,989,467	20,782,630
Accumulated deficit	(25,136,606)	(23,623,602)
Total Stockholders’ Deficit	(3,118,038)	(2,812,201)
Total Liabilities & Stockholders’ Deficit	$58,248	$269,018

  See the accompanying notes to unaudited condensed consolidated financial statements.

QS-3

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Statements of Operations

  (Unaudited)

  For the three months ended September 30, 2018 and 2017

	2018	2017
Sales	$0	$0
Expenses
General and administrative	219,574	1,089,635
Research and development	75,000	183,512
Depreciation	0	99
Total Expense	294,574	1,273,246
Operating loss	(294,574)	(1,273,246)
Other income (expenses)
Gain (loss) on change in fair value of derivative	(56,168)	(26,329)
Interest (expense) income	5,476	(120)
Gain on settlement of research and development agreement	210,000	0

Total other income (expense)	159,308	(26,449)
Loss before income taxes	(135,266)	(1,299,695)
Provision for income taxes	0	0
Net loss	(135,266)	$(1,299,695)
Net loss per share;
Basic and diluted net loss per shares	(0.00)	$(0.00)
Weighted average shares
Outstanding;
Basic and diluted	286,703,915	275,893,004

  See the accompanying notes to unaudited condensed consolidated financial statements.

QS-4

GREENWAY TECHNOLOGIES, INC.
Condensed Consolidated Statements of Operations – Unaudited
For the nine months ended September 30, 2018 and 2017

	2018	2017
Sales	—	—

Expenses
General and administrative	1,031,381	7,046,787
Research and development	616,283	521,444
Depreciation	—	297
Total Expense	1,647,664	7,568,528

Operating loss	(1,647,664)	(7,568,528)

Other income (expenses)
Gain (loss) on change in fair value of derivative	(18,581)	(15,933)
Interest (expense) income	(28,760)	9,285
Net gain on settlement of debt	180,000	—
Settlement expense - loan agreement	(208,000)	—
Gain on settlement of research development agreement	210,000	—
Total other income (expense)	(134,659)	(6,648)

Loss before income taxes	(1,513,005)	(7,575,176)
Provision for income taxes	—	—
Net loss	(1,513,005)	(7,575,176)

Net loss per share;
Basic and diluted net loss per shares	(0.01)	$(0.03)
Weighted average shares
Outstanding;
Basic and diluted	286,478,655	269,789,181

QS-5

  GREENWAY TECHNOLOGIES, INC.

  Condensed Consolidated Statements of Cash Flows

  (Unaudited)

  For the three months ended September 30, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities
Net Loss from operations	$(1,513,005)	$(7,575,176)
Adjustments to reconcile net loss to net cash used in
Operating activities:
Depreciation	0	298
Stock based compensation	0	5,320,938
(Gain) loss on derivative	(18,581)	(8.908)
Debt discount amortization	28,875	0
Gain on contract cancellation	(180,000)
Settlement of R&D Agreement	(210,000)	0
Settlement expense - loan agreement	208,000
Stockholder dispute settlement		390,300
Changes in operating assets and liabilities:
Prepaid expense	157,500	13,476
Accounts payable and accrued expenses	345,576	411,144
Accrued management fees	(40,000)	(152,500)
Net Cash Used in Operating Activities	(1,221,635)	(1,600,428)
Cash Flows from Investing Activities	0	0
Cash Flows from Financing Activities

Repayments on shareholder advances	(51,341)	(74,690)
Repayments on note payable	130,038	0
Repayments on convertible note payable	(8,500)	(128,753)
Proceeds from sale of common stock	999,168	1,961,750
Proceeds from issuance of debt instruments	100,000	0
Purchase of treasury stock	0	(59,508)
Net Cash Provided by Financing Activities	1,169,365	1,698,799
Net (Decrease) Increase in Cash	(52,270)	98,371
Cash Beginning of Period	91,518	67,964
Cash End of Period	$39,248	$166,335

  The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QS-6

  GREENWAY TECHNOLOGIES, INC.

  NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  September 30, 2018

  (Unaudited)

  NOTE 1 – ORGANIZATION

  Nature of Operations

  Greenway Technologies, Inc. (“Greenway Technologies,” “GTI,” or the “Company”) was organized on March 13, 2002, under the laws of the State of Texas as Dynalyst Manufacturing Corporation.  On August 18, 2009, in connection with a merger with Universal Media Corporation, a privately held Nevada company, the Company changed its name to Universal Media Corporation (“Universal Media”). The Company changed its name to UMED Holdings, Inc. on March 23, 2011, and to Greenway Technologies, Inc. on September 23, 2017.

  The Company’s primary mission is to operate as a holding company to provide funding for commercializing the proprietary processes and products held by its 100% owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”).

  In September 2010, the Company acquired 1,440 acres of placer mining claims on Bureau of Land Management land in Mohave County, Arizona. See discussion in Note 3. Due to the Company not producing any revenue from its BLM mining leases since its acquisition of the leases, the Company recognized an impairment charge of $100,000 during the year ended December 31, 2014. The Company believes that this investment could be productive if sufficient resources are committed to its development. However, at this time, the Company has made the decision to commit is resources to commercialization of the Gas-To-Liquids (“GTL”) technology owned by GIE.

  In August 2012, the Company acquired 100% of Greenway Innovative Energy, Inc. (“GIE”) which owns patents and trade secrets for a proprietary process and related technology to convert natural gas into synthesis gas (syngas), and then to liquid fuels, also known as gas-to-liquids or “GTL” processing. In addition to its usefulness in the GTL process, syngas is an important intermediate gas used by industry in the production of ammonia, methane, liquid fuels, and other downstream products.

  The Company’s unique reforming process is called Fractional Thermal Oxidation™ (FTO). The Company believes it will be able to offer a new economical, relatively small scale (125 to 2,475 barrels/day) method of converting natural gas into liquid fuels that can be located in field locations where applicable to smaller scale GTL processing requirements. Commercialization of its proprietary reforming and GTL processes are the primary focus of the Company.

  NOTE 2 - BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

  Principles of Consolidation

  The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation.

  Basis of Presentation

  The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2017.

QS-7

  The accompanying condensed consolidated financial statements include the accounts of the following entities.

Name of Entity	%	Entity	Incorporation	Relationship
Greenway Technologies, Inc.		Corporation	Texas	Parent
Universal Media Corporation	100%	Corporation	Wyoming	Subsidiary
Greenway Innovative Energy, Inc.	100%	Corporation	Nevada	Subsidiary
Logistix Technology Systems, Inc.	100%	Corporation	Texas	Subsidiary

  Going Concern Uncertainties

  The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying condensed consolidated financial statements, the Company sustained a loss of approximately $.135 million for the three-month and $1.513 million for the nine-month period ended September 30, 2018 and has a working capital deficiency of approximately $3.1 million and an accumulated deficit of approximately $25.1 million at September 30, 2018. a working capital deficiency of approximately $3.1 million and an accumulated deficit of approximately $25 million at September 30, 2018. The ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations or on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future activities and plans will enable it to continue as a going concern for the next twelve months.

  With the successful test of the Company’s G-Reformer® unit and FTO process during the first quarter 2018, the Company has had discussions with a number of oil and gas companies, smaller oil and gas operators and investors regarding potential funding for a commercial scale GTL plant using the Company’s unique GTL system. A commercial GTL plant will include the Company’s proprietary G-Reformer®, a Fischer-Tropsch unit, and all necessary components to develop a fully functional GTL plant with a targeted minimum output of ~125 barrels/day of high-cetane blendstock (diesel fuel). Should an agreement be reached with any of these parties, such relationship would be anticipated to provide funding for a plant, as well as sufficient additional operating capital for the Company to independently continue operations. While there are no assurances that financing for an initial plant will be obtained on acceptable terms and in a timely manner, the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to transition the Company’s GTL system into production.

  In addition, the Company is also seeking agreements and/or partnerships with other GTL system providers to use the Company’s proprietary G-Reformer® technology as part of existing, planned, or new GTL systems. There are no assurances that such agreements and partnerships will be obtained on acceptable terms and in a timely manner, and the failure to obtain the necessary working capital may cause the Company to move in one or more alternate directions to monetize its proprietary G-Reformer® technology.

  The accompanying condensed consolidated financial statements do not include any adjustment to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

  NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of significant accounting policies applied in the presentation of the condensed consolidated financial statements are as follows.

  Property and Equipment

  Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold, are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale or salvage value are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the useful life of the assets. The Company continues to use its fully depreciated property and equipment.

QS-8

  Impairment of Long-Lived Assets

  The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Accounting Standards Codification, ASC Topic 360, Property, Plant and Equipment. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

  Revenue Recognition

  The Company has not, to date, generated any revenues.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three-months or less to be cash equivalents. There were no cash equivalents at September 30, 2018, or December 31, 2017.

  Income Taxes

  The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

  The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Open tax years, subject to IRS examination include 2013 – 2016.

  Net Loss Per Share, basic and diluted

  Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of warrants or beneficial conversion features (23,696,156) have been excluded as a common stock equivalent in the diluted loss per share because their effect would be anti-dilutive.

  Derivative Instruments

  The Company accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

QS-9

  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

  See Notes 6 and 7 below for disclosures associated with the Company’s convertible notes payable and warrants.

  Fair Value of Financial Instruments

  Fair value measurements are determined by the Company’s adoption of authoritative guidance issued by the FASB, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities, as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three levels as follows:

  Level 1 – Valuation based on unadjusted quoted market prices in active markets for identical assets or liabilities.

  Level 2 – Valuation based on, observable inputs (other than level one prices), quoted market prices for similar assets such as at the measurement date; quoted prices in the market that are not active; or other inputs that are observable, either directly or indirectly.

  Level 3 – Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

  Original Issue Discount

  For certain convertible debt issued, the Company provides the debt holder with an original issue discount (“OID”). An OID is the difference between the original cash proceeds and the amount of the note upon maturity. The Note is originally recorded for the total amount payable. The OID is amortized into interest expense pro-rata over the term of the Note.

  In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The valuation of the Company’s notes recorded at fair value is determined using Level 3 inputs, which consider (i) time value, (ii) current market and (iii) contractual prices.

  The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, receivables, accounts payable, notes payable and other payables, approximate their fair values because of the short maturity of these instruments.

  The following table represents the Company’s assets and liabilities by level measured at fair value on a recurring basis at September 30, 2018 and December 31, 2017:

Description	Level 1	Level 2	Level 3
September 30, 2018 Derivative Liabilities	$0	$0	$87,557
December 31, 2017 Derivative Liabilities	$0	$0	$105,643

  The following assets and liabilities are measured on the balance sheets at fair value on a recurring basis utilizing significant unobservable inputs or Level 3 assumptions in their valuation. The following tables provide a reconciliation of the beginning and ending balances of the liabilities:

QS-10

   The change in the derivative liability at fair value for the nine-month period ended September 30, 2018, is as follows:

	Fair Value	Change in	New		Fair Value
	January 1, 2018	Fair Value	Convertible Notes	Conversions	September 30, 2018

Derivative Liabilities	$105,643	$18,581	$0	$0	$(87,557)

  All gains and losses on assets and liabilities measured at fair value on a recurring basis and classified as Level 3 within the fair value hierarchy are recognized in other interest income and expense, and accrued liabilities in the accompanying condensed consolidated financial statements.

  Stock Based Compensation

  The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

  At September 30, 2018, the Company did not have any outstanding stock options.

  Concentration and Credit Risk

  Financial instruments and related items, which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality institutions. At times, such deposits may be in excess of the FDIC insurance limit.

  Research and Development

  The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development expenses of $75,000 net a credit of $210,000 recognized as income during the period, and $83,512 during the three-months ended September 30, 2018 and 2017.

  Issuance of Common Stock

  The issuance of common stock for other than cash is recorded by the Company at market values.

  Impact of New Accounting Standards

  Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

QS-11

  NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

	Range of Lives in Years	September 30, 2018	December 31, 2017
Equipment	5	$2,032	$2,032
Furniture and fixtures	5	1,983	1,983
		4,015	4,015
Less accumulated depreciation		(4,015)	(4,015)
		$0	$0

  Depreciation expense was $0 and $99 for the three-months ended September 30, 2018 and 2017, respectively.

  NOTE 5 – TERM NOTES PAYABLE

  Term notes payable consisted of the following at September 30, 2018 and December 31, 2017:

	2018	2017

Unsecured note payable dated March 8, 2016 to an individual at 5% interest, payable upon the Company’s availability of cash	$0	$13,500
Unsecured note payable dated November 13, 2017 to a corporation at $10,000 lump sum interest at maturity on February 28, 2018. The terms are being re-negotiated with the noteholder.	100,000	100,000
Unsecured note payable dated December 28, 2017 to a corporation, due January 3, 2018		53,842
Unsecured note payable dated November 13, 2017 to a corporation at $10,000 lump sum interest at maturity on February 28, 2018. The terms are being re-negotiated with the noteholder.	100,000	100,000
Total term notes	$200,000	$153,842

  NOTE 6 – 2017 CONVERTIBLE PROMISSORY NOTES

  The Company issued a $166,667 convertible promissory note bearing interest at 4.50% per annum to an accredited investor, the first installment of $86,667 is payable on December 20, 2018 and $80,000 plus accrued interest on December 20, 2019. The holder has the right to convert the note into Class A common stock of the Company at a conversion price of $0.08 per share for each one dollar of cash payment (which may be due, or 1,083,337 shares for the $86,667 payment and 1,000,000 shares for the $80,000 payment, net of accrued interest).

  The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note did not result in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. As of December 31, 2017, the discount related to the beneficial conversion feature on the note was valued at $27,083 based on the $0.013 difference between the market price of $0.093 and the conversion price of $0.08 times the 2,083,325 conversion shares. As of and during the three-months ended September 30, 2018, the remaining discount was $16,927 and $10,158 of the discount was amortized.

  The Company issued a $150,000 convertible promissory note on January 16, 2018 bearing interest at 4.50% per annum to an accredited investor, payable in equal installments of $6,000 plus accrued interest until the principal and accrued interest are paid in full. The Company paid $6,000 on the note during the nine-months ended September 30, 2018, with the net convertible note payable now at $144,000. The holder has the right to convert the note into common stock of the Company at a conversion price of equal to 70% of the prior twenty (20) days average closing market price of the Company’s common stock.

QS-12

  The Company evaluated the terms of the convertible note in accordance with ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the Convertible Note resulted in a derivative. The Company evaluated the terms of the convertible note and concluded that there was a beneficial conversion feature since the convertible note was convertible into shares of common stock at a discount to the market value of the common stock. The discount related to the beneficial conversion feature on the note was valued at $58,494 based on the difference between the fair value of the 1,578,947 convertible shares at the valuation date and the $150,000 note value. The discount related to the beneficial conversion feature is being amortized over the term of the debt. The discount related to the beneficial conversion feature on the note was valued at $150,000 based on the Black-Scholes Model. As of and during the nine-months ended September 30, 2018, the remaining discount was $36,031 and $22,463 of the discount was amortized during the period. The derivative liability for this note at September 30, 2018 was $68,056. This note is in default and the terms are being re-negotiated between the parties. At this time, the ultimate terms of the note are not determined and may not include any conversion features. Under the circumstances, there is no basis for continuing treating the note as requiring derivative accounting.

  NOTE 7 – CONVERTIBLE PROMISSORY NOTE

  September 2014 Convertible Note

  In connection with the issuance of a $158,000 convertible promissory note in 2014 (repaid in July 2015), the Company issued warrants to purchase shares of common stock.

•	Warrants – recorded at fair value ($79,537) upon issuance, and marked -to-market on the balance sheet at $58,317 as of September 30, 2018 and $47,149 as of December 31, 2017, which was computed as follows:

Commitment Date
Expected dividends	0%
Expected volatility	175.59%
Expected term: conversion feature	2 years

  A controversy and litigation between the lender and the Company emerged regarding the number of warrants attached to the loan agreement. The parties reached a settlement whereby the Company issued 1,600,000 shares of freely-tradable stock to the lender. As a result of the settlement, all of the remaining balance sheet amounts relating to the promissory note were eliminated in the quarter ended September 30, 2018. The Company recorded Settlement Expense in the amount of $208,000 and Gain on Exchange in Fair Value of Derivative in the amount of $58,316., which is included in the gain (loss) on change in fair value of derivative.

QS-13

  NOTE 8 – ACCRUED EXPENSES

  Accrued expenses consisted of the following at September 30, 2018 and December 31, 2017:

	2018	2017

Accrued consulting fees	$249,500	$249,500
Accrued expense related to shareholder dispute	0	330,000
Accrued expense related to warrant exercise	0	180,000
Other accrued expenses	332,234	12,000
Accrued interest expense	6,644	7,260
Total accrued expenses	$588,378	$778,760

  NOTE 9– CAPITAL STRUCTURE

  The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $.0001 per share and 20,000,000 shares of Class B stock with a par value of $.0001 per share. Each Class A common stock share has one voting right and the right to dividends, if and when declared by the Board of Directors. Class B common stock does not vote.

  Class A Common Stock

  At September 30, 2018, there were 286,703,915 shares of class A common stock issued and outstanding.

  During the three-months ended September, 2018, the Company did not issue any shares of Class A common stock.

  Class B Stock

  At September 30, 2018 and 2017, there were 0 and 126,938 shares of class B stock issued and outstanding, respectively.

QS-14

  Stock options, warrants and other rights

  At September 30, 2018, the Company has not adopted any employee stock option plans.

  On September 14, 2018, in connection with the issuance of a Promissory Note to a lender, the lender was issued a Warrant entitling the lender to acquire 366,667 shares of Class A Common stock at an exercise price of $.01 (one penny) per share. The Warrant must be exercised in full within 15 years of the Note end date. The Company valued the warrants as of September 30, 2018, at $36,667 using the Black-Scholes Model, with an expected dividend rate of 0%, expected volatility rate of 178.7%, and an expected conversion term of five years under a risk-free interest rate of 3.07%.

  NOTE 10 - RELATED PARTY TRANSACTIONS

  Shareholders made loans and advances to the Company in the amounts of $202,740, consisting of advances made by Kevin Jones of $102,740, Greg Sanders of approximately $1,400 and a loan made by Randolf Patterson of $100,000 during the three-months ended September 30, 2018. With respect to the Patterson loan, Mr. Jones holds the direct collateral interest in the note through his wholly-owned Maybert LLC, and the parties share such interests on a pro rata basis.

  On October 23, 2018, Christine Early (Kevin Jones’ spouse and separate shareholder) made a $100,000 loan to the Company, and on November 6, 2018, Michael Wykrent (shareholder) made a $100,000 loan to the Company, both loans being secured by Maybert LLC, a Texas company controlled by Kevin Jones. With respect to these loans, Mr. Jones holds the direct collateral interest in the note through his wholly-owned Maybert LC, and the parties share such interests on a pro rata basis.

  NOTE 11 – INCOME TAXES

  At September 30, 2018 and December 31, 2017, the Company had approximately $18 million and $16.4 million, respectively, of net operating losses ("NOL") carry forwards for federal and state income tax purposes. These losses are available for future years and expire through 2034. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

  The provision for income taxes for continuing operations consists of the following components for the nine-months ended September 30, 2018 and the year ended December 31, 2017:

	2018	2017

Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

  A comparison of the provision for income tax expense at the federal statutory rate of 21% for the three-months ended September 30, 2018 and the year ended December 31, 2017, the Company's effective rate is as follows:

	2018	2017

Federal statutory rate	(21.0)%	(21.0)%
State tax, net of federal benefit	(0.0)	(0.0)
Permanent differences and other including surtax exemption	0.0	0.0
Temporary difference	(15.9)	(15.9)
Valuation allowance	36.9	36.9
Effective tax rate	0.0%	0.0%

  The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at September 30, 2018 and December 31, 2017:

QS-15
	2018	2017
Deferred tax assets
Net operating loss carry forwards	$17,916,878	$16,403,873
Deferred compensation	797,035	821,572
Stock based compensation	2,900,734	2,900,734
Other	581,639	581,639
Total	22,196,286	20,707,818
Less valuation allowance	(22,196,286)	(20,707,818)
Deferred tax asset	-	-
Deferred tax liabilities
Depreciation and amortization	$-	$-
Net long-term deferred tax asset	$-	$-

  The change in the valuation allowance was $1,399,009 and $12,784,855 for the three-months ended September 30, 2018 and the year ended December 31, 2017, respectively.  The Company has recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations, interest expense, interest income and other income subsequent to the change in ownership, which amounted to $22,196,2867 and $20,707,818 at September 30, 2018 and December 31, 2017, respectively.

  Utilization of the Company’s net operating losses may be subject to substantial annual limitation if the Company experiences a 50% change in ownership, as provided by the Internal Revenue Code and similar state provisions. Such an ownership change would substantially increase the possibility of net operating losses expiring before complete utilization.

  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carry forwards to offset taxable income, and projected future taxable income in making this assessment.

  NOTE 12 – COMMITMENTS

  Employment Agreements

  In August 2012, the Company entered into employment agreements with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of 5 years with compensation of $90,000 per year. In September of 2014, the president's employment agreement was amended to increase his annual pay to $180,000. By its terms, the employment agreement automatically renewed on August 12, 2018 for a successive one-year period. During the three-months ended September 30, 2017, the Company paid and accrued a total of $45,000 on the employment agreement.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., the Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production. In connection with a settlement agreement with one of the prior owners of Greenway Innovative Energy, Inc., the Company replaced 3,750,000 of the shares with a different number of shares and other consideration. As a result, only 3,750,000 shares are committed to be issued under this agreement.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. Under their employment agreements, Mr. Olynick and Mr. Jones were each issued 250,000 shares of Common Stock, par value $.0001 during the three months ended September 30, 2018. On the date of issuance, the stock was valued at $.06 per share and the Company recorded an expense of $30,000. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

QS-16

  Consulting Agreement

  On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of the Company’s restricted common stock. Additional payments upon the Company’s common stock reaching certain price points are follows;

•	500,000 shares at the time our common stock reaches $0.25 per share during the first year
•	500,000 shares at the time our common stock reaches $0.45 per share during the first year
•	1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
•	2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
•	3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
•	1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement

  Due to a breach under the Agreement, the Board of Directors of the Company on June 22, 2018, voted to terminate the Agreement. Based on the termination, all warrants to purchase the Company’s common stock were cancelled.

Leases

  In October 2015, the Company signed a new two-year lease for new office space of approximately 1,800 square feet at the rate of $2,417 for the first twelve months and $2,495 for the second twelve months. During the nine months ended September 30, 2018 and 2017, the Company expensed $14,510 and $8,640, respectively, in rent expense. The Company terminated the lease effective August 31, 2018 and has no further financial obligations under the lease.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $871 per month.

  The Company pays approximately $11,600 in annual maintenance fees on its Arizona BLM mining leases, in addition to 10% royalties based on production.

  Legal

  The Company has been named as a co-defendant in an action brought against the Company and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the Company’s financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein the Company sold its shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Company maintained its guaranty on the original loan as a component of the sale transaction. The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, the parties executed a Settlement and Mutual Release Agreement (Agreement). However, the Defendants again defaulted in their payment obligations under this new Agreement. Curtis Borman and Lee Jennison were co-guarantors of the obligations of Mamaki and HBI. To secure their guaranties, each of Curtis Borman and Lee Jennsion posted 1,241,500 and 1,000,000 shares, respectively, of the Company. Under the Agreement, the shares were valued at $.20. Due to the default under the Agreement, these shares were returned to the Company’s treasury shares. Curtis Borman subsequently filed for bankruptcy and the property was liquidated for $600,000, applied against the prior loan amount, leaving a remaining guaranteed loan payment balance of approximately $700,000, including accrued interest and legal fees. The Company is currently in negotiations with the note holders and anticipates a positive resolution.

  Wildcat Consulting Group LLC (“Wildcat”) filed a civil lawsuit against Greenway Technologies, Inc. on September 27, 2018 for an alleged breach of contract. The Company answered the lawsuit and asserted a number of affirmative defenses. Greenway is confident in its defenses and intends to vigorously defend its interests.

  See Subsequent Events Note 13.

  NOTE 13-SUBSEQUENT EVENTS

QS-17

  On October 23, 2018, Christine Early (Kevin Jones’ spouse and separate shareholder) made a $100,000 loan to the Company, and on November 6, 2018, Michael Wykrent (shareholder) made a $100,000 loan to the Company, both loans being secured by Maybert LLC, a Texas company controlled by Kevin Jones.

  On October 19, 2018, a Form PREC14A was filed by a number of shareholders, (the “Committee”) holding greater than 10% of the Company’s outstanding Class A Common stock in an attempt to call a Special Meeting of the Greenway Technologies shareholders. The purpose of the meeting is to elect 4 new directors to the Board that would effectively eliminate 4 of the sitting Directors. Two sitting directors, T. Craig Takacs and D. Patrick Six are included in this action and will retain their seats as Directors if the Committee is successful. The non-filing directors and management oppose this action, and have filed an objection with the SEC.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

  THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT ON FORM 10-Q.

  The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources, should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report, which have been prepared assuming that we will continue as a going concern, and in conjunction with our Annual Form 10-K/A filed on April 16, 2018. As discussed in Note 2 to the consolidated financial statements, our recurring net losses and inability to generate sufficient cash flows to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our businesses. Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

  Unless the context otherwise suggests, “we,” “our,” “us,” and similar terms, as well as references to “UMED” and “Greenway Technologies,” all refer to Greenway Technologies, Inc, as of the date of this report.

  Overview

  Greenway Technologies, UMED Holdings, Inc. (“Greenway” or “UMED”) was originally incorporated as Dynalyst Manufacturing Corporation (“Dynalyst”) under the laws of the State of Texas on March 13, 2002.

  In connection with the merger with Universal Media Corporation (“UMC”), a Nevada corporation, on August 17, 2009, the Company changed its name to Universal Media Corporation. The transaction was accounted for as a reverse merger, and Universal Media Corporation was the acquiring company on the basis that Universal Media Corporation’s senior management became the entire senior management of the merged entity and there was a change of control of Dynalyst. The transaction was accounted for as recapitalization of Dynalyst’s capital structure. In connection with the merger, Dynalyst issued 57,500,000 restricted common shares to the shareholders of Universal Media Corporation for 100% of Universal Media Corporation.

  On August 18, 2009, Dynalyst approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change its name to Universal Media Corporation and approved the increase in authorized shares to 300,000,000 shares of common A stock, par value $0.0001 and 20,000,000 shares of common B, par value $0.0001.

QS-18

  On March 23, 2011, Universal Media Corporation approved the amendment of its Articles of Incorporation and filed with the Texas Secretary of State an amendment to change its name to UMED Holdings, Inc.

  On June 22, 2017, UMED Holdings, Inc. approved the amendment of its certificate of formation and filed on June 23, 2017, with the Texas Secretary of State, an amendment to change the company name to Greenway Technologies, Inc.

  Greenway Technologies, Inc. is a holding company with present interests in energy and mining. The corporate offices and the Company’s wholly-owned subsidiary, Greenway Innovative Energy, Inc. (“GIE”), offices are located at 1521 North Cooper Street, Suite 207, Arlington, Texas 76011.

  The Company will be unable to pay its obligations in the normal course of business or service its debt in a timely manner throughout 2018 without raising additional debt or equity capital. There can be no assurance that additional debt or equity capital will be raised.

  Greenway Technologies is currently evaluating strategic alternatives that include the following: (i) entering into joint ventures or partnerships with existing oil and gas producers or refiners to exploit the Company’s patented technology, (ii) licensing or selling rights to its technology, (iii) raising additional equity capital through the issuance of shares or (iv) entering into or issuing debt instruments. This process is ongoing and can be lengthy and has inherent costs and risks. There can be no assurance that the exploration of strategic alternatives will result in any specific action to alleviate our 12 month working capital needs or result in any other transaction.

  Energy Interest

  In August of 2012, the Company acquired Greenway Innovative Energy, Inc. Greenway Innovative Energy (“GIE”) began work in 2009 on its gas-to-liquids (GTL) system to economically covert natural gas into high-cetane liquid fuels while making no wax product and avoiding the need for further refining. In 2011, Greenway Innovative Energy engaged Houston-based Commonwealth Engineering to design a 1,500 barrel/day GTL system based on steam methane reforming (SMR). This form of reforming proved to be too expensive for commercialization. As a result, GIE embarked on a redesign of the reforming process, with such redesigned process and methodology leading to the issuance of patents in 2013 as described below.

  On February 15, 2013, GIE filed for a patent on its GTL technology. U.S. Patent number 8,574,501 was issued on November 5, 2013.

  ABSTRACT:

  A method and apparatus for converting natural gas from a source, such as a wellhead, pipeline, or a storage facility, into hydrocarbon liquid stable at room temperature, comprising a skid or trailer mounted portable gas to liquids reactor. The reactor includes a preprocessor which desulfurizes and dehydrates the natural gas, a first stage reactor which transforms the preprocessed natural gas into synthesis gas, and a liquid production unit using a Fischer-Tropsch or similar polymerization process. The hydrocarbon liquid may be stored in a portable tank for later transportation or further processed on site.

  On November 4, 2013, GIE filed for a second patent covering other aspects of the design.

  Also, in November, 2013, GIE reinstated a Sponsored Research Agreement (“SRA”) with the University of Texas at Arlington (“UTA”), which is ongoing and continues to the present. The original agreement was initiated in 2009 for GTL proof of concept, scalability, and portability. Under the 2013 agreement, and based on the GIE’s ideas and vision, UTA began research focused solely on catalyst studies for the Fischer-Tropsch (FT) component of the GIE’s GTL system design with a goal of developing a lab platform capable of running 24/7 catalyst testing for one week or longer to prove the viability and commerciality of the process. Under the agreement, parametric studies were conducted for process conditions including reaction temperature and space velocity.

  On June 26, 2017, Greenway Technologies, in conjunction with UTA, announced that it had successfully demonstrated its GTL technology at the Conrad Greer Laboratory at UTA proving the viability of the GTL system.

  On March 6, 2018, the Company announced the completion of its first G-Reformer® system, which converts natural gas into synthesis gas. The G-Reformer® is a critical component of the company’s innovative Greer-Wright Gas-to-Liquids system which converts natural gas into liquid fuels. A team consisting of individuals from Greenway Technologies, Inc. and its wholly-owned subsidiary, Greenway Innovative Energy, the University of Texas at Arlington (UTA), and Industrial Refractory Services, Inc. worked together to calibrate the newly-built G-Reformer®. The G-Reformer® testing performed at that time substantiated the units’ synthesis gas generation capability and demonstrated additional proficiencies within certain prior prescribed testing metrics.

QS-19

  The Company believes that the G-Reformer® is a major innovation in gas reforming and GTL technology. It is superior to legacy technologies which are costly, have a larger footprint, and cannot be easily deployed at field sites to process associated gas, stranded gas, coal-bed methane, vented gas, or flared gas, all markets the Company seeks to service. This technology, based around the G-Reformer®, is unique in that it allows for transportable GTL plants with a smaller footprint, when compared to legacy large-scale technologies. The Company believes its technologies and processes will allow for GTL plants with substantially lower up-front and ongoing costs resulting in profitable operations. Greenway Technologies is now working to commercialize both its G-Reformer® and its GTL solutions and is in discussions with a number of oil and gas companies, smaller oil and gas operators, and other interested parties to obtain joint venture or other forms of capital funding to build its first complete gas-to-liquid plant using Greenway’s proprietary GTL conversion processes. The Company is also exploring licensing its G-Reformer® product with representatives of various industries.

  Mining Interest

  In December 2010, UMED acquired the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of our restricted common stock. Early indications, from samples taken and processed, provided reason to believe that the potential recovery value of the metals located on the 1,440 acres is significant, but actual mining and processing will determine the ultimate value which may be realized from this property holding. The Company is currently exploring strategic options to partner or sell its interest in this acreage.

  Going Concern

  As of September 30, 2018, the Company has an accumulated deficit of $25,136,606. During the three-months ended September 30, 2018, the Company used net cash of $1,221,635 for operating activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

  While the Company is attempting to commence operations and generate revenues, the current cash position is not sufficient to support its daily operations. Management intends to raise additional funds by way of a public or private offering or both. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate revenues.

  Nine-months Ended September 30, 2018, compared to nine-months ended September 30, 2017.

  Revenues.

  For the nine-months ended September 30, 2018, and 2017, the Company had no revenues from operations. Management is continuing to work towards transactions that will leverage its proprietary technology to develop revenue streams.

  Operating Expenses.

  General and Administrative Fees. For the nine-months ended September 30, 2018, G&A expense decreased to $1,031,381 as compared to $7,046,787 from the prior year nine-months ended September 30, 2017. The decrease was primarily the result of a reduction in stock-based compensation to $0 in the current year as compared to $5,320,938 through the same period in 2017.

  Research and Development Expenses. During the nine-months ended September 30, 2018, R&D expense increased to $616,285 as compared to $521,444 in the prior year period ended September 30, 2017. The increase for 2018 year-to-date includes a reduction of $210,000 from a gain on settlement in certain ongoing costs associated with the University of Texas at Arlington Sponsored Research Agreement (“SRA”).

  Operating Expenses. During the nine-months ended September 30, 2018, operating expenses decreased to $1,647,664 as compared to $7,568,528 from the prior year nine-months ended September 30, 2017. The decrease was primarily due to the reduction of stock-compensation expense of $0 through the nine-months ended September 30, 2018, compared to $5,320,938 through the same period of 2017 and a reversal of a previously accrued research and development expense of $210,000 that was accrued at the end of the second quarter 2018.

QS-20

  Derivative Adjustment. During the nine-months ended September 30, 2018, the loss on derivative adjustment was $56,168 as compared to a loss of $26,329 for the prior year nine-months ended September 30, 2017. The change was due to the convertible note payable being paid in first quarter 2017 and the derivative liability for the three-months ended September 30, 2018 being calculated on a new note issued in the third quarter of 2017, which had warrants attached, using the Black-Scholes Model only on the warrants.

  Net Loss from Operations. Our net loss from operations decreased to $1,513,005 for the nine-months ended September 30, 2018 compared to a loss of $7,575,176 for the nine-months ended September 30, 2017. The decrease was primarily due to decreased changes in expenses, as described above, including a reduction in settlements of shareholder disputes of $720,300 recorded in the nine-months ended September 30, 2017, and a non-cash gain on conversion of warrants of $180,000 in the nine-month period ended September 30, 2018, as compared to $0 in the same period last year.

  Liquidity and Capital Resources

  Liquidity is the ability of a company to generate adequate amounts of cash to meet its needs for cash. The following table provides certain selected balance sheet comparisons between September 30, 2018, and December 31, 2017:

	September 30,	December 31,	$	%
	2018	2017	Change	Change

Working Capital
Cash	$39,248	$91,518	$(52,270)	(57)%
Total current assets	$58,248	$249,018	$(190,770)	(77)%
Total assets	$58,248	$269,018	$(210,770)	(78)%
Accounts payable and accrued liabilities	$2,631,021	$2,586,901	$44,120	2%
Notes payable and accrued interest	$357,709	$388,675	$(30,966)	(8)%
Derivative liability	$87,556	$105,643	$(18,087)	(17)%
Total current liabilities	$3,176,286	$2,997,219	$179,067	6%
Total liabilities	$3,176,286	$3,081,219	$95,067	3%

  In the nine-months ended September 30, 2018, the Company’s net working capital deficit increased by $388,837 as a result of a decrease in current assets of $209,770 due to a reduction of Prepaid Expenses of $157,500 from the prior period, and a decrease in Cash of $52,270 over the same period.

  Operating activities

  Net cash used in continuing operating activities during the nine-months ended September 30, 2018, decreased $393,793 to $1,221,635 compared to $1,600,428 for the nine-months ended September 30, 2017. Principal items totaling approximately $448,581 contributing to the reduction in net cash used in Operating Activities for the nine-months ended September 30, 2018, include:

$(1,513,005) net loss, offset by $18,581 gain on derivatives
$ 180,000 gain on a contract cancellation $ 210,000 gain on settlement of SRA expenses $ 40,000 decrease in accrued management fees
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  Investing activities

  Net cash provided by financing activities was $202,740 for the three-months ended September 30, 2018, composed of $100,000 in loans to the Company and $102,740 in shareholder advances. See Note 5 and Note 10.

  Financing Activities

  Net cash provided by financing activities was $202,740 for the three-months ended September 30, 2018, composed of $100,000 in loans to the Company and $102,740 in shareholder advances. See Note 5 and Note 10.

  Seasonality

  The Company does not anticipate that our business will be affected by seasonal factors.

  Impact of Inflation

  General inflation in the economy has driven the operating expenses of many businesses higher. The Company will continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While the Company’s businesses are subject to inflation as described above, management believes that inflation currently does not have a material effect on our operating results. However, inflation may become a factor in the future.

  Commitments

  Employment Agreements.

  In August 2012, The Company entered into an employment agreement with the president and chairman of the board of Greenway Innovative Energy, Inc. for a term of five years with compensation of $90,000 per year. In September 2014, the president’s employment agreement was amended to increase his annual pay to $180,000. By its terms, the employment agreement automatically renewed on August 12, 2018 for a successive one-year period. During the three-months ended September 30, 2017, the Company paid and accrued a total of $45,000 for the Greenway Innovative Energy president.

  Effective May 10, 2018, the Company entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, as President earns a salary of $120,000 per year. Ransom Jones, as Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans.

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the actual true and correct Employment Agreements, copies of which are attached hereto as Exhibit 10.39 and 10.40.

  In the August 2012 acquisition agreement with Greenway Innovative Energy, Inc., The Company agreed to issue an additional 7,500,000 shares of restricted common stock when the first portable GTL unit is built and becomes operational and is capable of producing 2,000 barrels of diesel or jet fuel per day and to pay Greenway Innovative Energy a 2% royalty on all gross production sales on each unit placed in production. In connection with a settlement agreement with one of the prior owners of Greenway Innovative Energy, Inc., the Company replaced 3,750,000 of the shares with a different number of shares and other consideration. As a result, only 3,750,000 shares are committed to be issued under this agreement.

QS-22

  Leases.

  In October 2015, the Company entered into a two-year lease for approximately 1,800 square feet a base rate of $2,417 per month. During the three-months ended September 30, 2018, and 2017, the Company expensed $26,992 and $35,023. The Company terminated the lease effective August 31, 2018 and has no further financial obligations under the lease.

  Greenway Innovative Energy, Inc. rents approximately 600 square feet of office space at 1511 North Cooper St., Suite 207, Arlington, Texas 76011, at a rate of $871 per month.

  Mining Interest.

  In December 2010, the Company acquired from Melek Mining, Inc. and 4HM Partners, LLC the rights to approximately 1,440 acres of placer mining claims located on Bureau of Land Management (“BLM”) land in Mohave County, Arizona for 5,066,000 shares of restricted common stock. Our minimum commitment for 2018 is approximately $11,160 in annual maintenance fees, which was paid when due in September 2018, to the United States Bureau of Land Management (“BLM”). If and once production begins, royalties will be owed to the BLM equal to 10% of production. As of the date of this report, the mining claims are not covered by any lease agreement; we file an annual maintenance fee form to hold the claims.

  Consulting Agreement

  On November 28, 2017, the Company entered into a three-year consulting agreement with Chisos Equity Consultants, LLC for public relations, consulting and corporate communications services. The initial payment was 1,800,000 shares of its restricted common stock. Additional payments upon our common stock reaching certain price points as follows;

•	500,000 shares at the time our common stock reaches $0.25 per share during the first year
•	500,000 shares at the time our common stock reaches $0.45 per share during the first year
•	1,000,000 shares at the time our common stock reaches $0.90 per share during the first or second year
•	2,000,000 shares at the time our common stock reaches $1.50 per share during the first or second year
•	3,000,000 shares at the time our common stock reaches $2.00 per share during the term of the agreement
•	1,000,000 shares at the time our common stock reaches $10.00 per share during the term of the agreement

  Due to a breach under the Agreement, the Board of Directors of the Company on June 22, 2018 voted to terminate the Agreement. Based on the termination, all warrants to purchase the Company’s common stock were cancelled.

  Critical Accounting Policies

  Financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies include revenue recognition and impairment of long-lived assets.

  The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

  The Company evaluates long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

QS-23

  Quantitative and Qualitative Disclosures About Market Risk

  The Company conducts all transactions, including those with foreign suppliers and customers, in U.S. dollars. The Company is therefore not directly subject to the risks of foreign currency fluctuations and do not hedge or otherwise deal in currency instruments in an attempt to minimize such risks. Demand from foreign customers and the ability or willingness of foreign suppliers to perform their obligations to us may be affected by the relative change in value of such customer or supplier’s domestic currency to the value of the U.S. dollar. Furthermore, changes in the relative value of the U.S. dollar may change the price of products relative to the prices of our foreign competitors.

  Stock-Based Compensation

  The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

  Off-Balance Sheet Arrangements

  The Company does not have any off-balance sheet arrangements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

  There has been no material change in our market risks since the end of the fiscal year 2017.

Item 4.	Controls and Procedures.

  Disclosure Controls and Procedures

  The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

QS-24

  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer is being made only in accordance with authorizations of management and directors of the issuer; and

•

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

  The Company’s management, including the chief executive and chief financial officer, does not expect that the Company’s disclosure controls and procedures or internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

  Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In March 2018, the Company conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control -- Integrated Framework,” issued by the Committee of Sponsoring Organizations revised 2013 (“COSO”) of the Treadway Commission. Based upon this assessment, we determined that our internal control over financial reporting is ineffective.

  The matters involving internal controls and procedures that our management considers to be material weaknesses under COSO and SEC rules are: (1) lack of a functioning audit committee and lack of independent directors on our board of directors, resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned potential material weaknesses were identified by our chief financial officer in connection with the preparation of our financial statements as of September 30, 2018, who communicated the matters to our management and board of directors.

  Management believes that the material weaknesses set forth above did not have an effect on our financial results. However, the lack of a functioning audit committee and lack of a majority of independent directors on our board of directors resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures, can impact our financial statements.

QS-25

  Management’s Remediation Initiatives

  Although the Company is unable to meet the standards under COSO because of limited funds, the Company is committed to improving its financial organization. As funds become available, the Company will undertake to: (1) create positions to segregate duties consistent with control objectives, (2) increase personnel resources and technical accounting expertise within the accounting function (3) appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and (4) prepare and implement sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

  The Company will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within Greenway Technologies have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

   PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

  The Company has been named as a co-defendant in an action brought against us and Mamaki Tea, Inc., alleging, among other things, that the Company was named as a co-guarantor on an $850,000 foreclosed note. Management does not believe the ultimate resolution will have an adverse impact on the financial condition or results of operations.

  On April 22, 2016, Greenway Technologies filed suit under Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc. (“Mamaki”), Hawaiian Beverages, Inc.(“HBI”), Curtis Borman and Lee Jenison for breach of a Stock Purchase Agreement dated October 29, 2015, wherein the Company sold shares in Mamaki to HBI for $700,000 (along with the assumption of certain debt). The Company maintained its guaranty on the original loan as a component of the sale transaction. The Defendants failed to make payments of $150,000 each on November 30, 2015, December 28, 2015 and January 27, 2016. On January 13, 2017, we executed a Settlement and Mutual Release Agreement with the Defendants. However, the Defendants again defaulted in their payment obligations under Settlement and Mutual Release Agreement. Curtis Borman subsequently filed for bankruptcy and the property was liquidated for $600,000, applied against the prior loan amount, leaving a remaining guaranteed loan payment balance of approximately $700,000, including accrued interest and legal fees. The Company is currently in negotiations with the note holders and anticipates a positive resolution.

  On April 9, 2108, the Company and Tonaquint, Inc. agreed to settle on Tonaquint’s exercise of a warrant option with a one-time issuance from Greenway Technologies of 1,600,000 shares of our common stock subject to a weekly leak out restriction equal to the greater of $10,000.00 and 8% of the weekly trading volume. Further, the issuance of stock will be done in connection with a legal opinion pursuant to Rule 144.

  On September 27, 2018, Wildcat Consulting Group LLC (“Wildcat”) filed a civil lawsuit against Greenway Technologies, Inc. for an alleged breach of contract. The Company answered the lawsuit and asserted a number of affirmative defenses. Greenway is confident in its defenses and intends to vigorously defend its interests.

Item 1A.	Risk Factors.

  Not applicable.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

  Not applicable.

QS-26

  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  None.

Item 3.	Defaults Upon Senior Securities.

  Not applicable.

Item 4.	Mine Safety Disclosures

  Not applicable.

Item 5.	Other Information.

  None.

QS-27

Item 6.	Exhibits.

Exhibit No.	Identification of Exhibit
2.1**	Combination Agreement executed as of August 18, 2009, between Dynalyst Manufacturing Corporation and Universal Media Corporation, filed as Exhibit 10.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.1**	Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on March 13, 2002, filed as Exhibit 3.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.2**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on September 7, 2006, filed as Exhibit 3.2 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.3**	Articles of Amendment of Articles of Incorporation of Dynalyst Manufacturing Corporation filed with the Secretary of State of Texas on August 28, 2009, changing the corporate name to Universal Media Corporation, filed as Exhibit 3.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.4**	Articles of Amendment of Articles of Incorporation of Universal Media Corporation filed with the Secretary of State of Texas on March 23, 2011, changing the corporate name to UMED Holdings, Inc., filed as Exhibit 3.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.5**	Articles of Amendment of Certificate of Formation of UMED Holdings, Inc. filed with the Secretary of State of Texas on September 23, 2017, changing the corporate name to Greenway Technologies, Inc., filed as Exhibit 3.1 to the registrant’s Form 8-K/A on July 20, 2017, Commission File Number 000-55030.
3.6**	Bylaws of Dynalyst Manufacturing Corporation, filed as Exhibit 3.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
3.7**	Articles of Incorporation of Greenway Innovative Energy, Inc. filed with the Secretary of State of Nevada on July 6, 2012, filed as Exhibit 3.7 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
3.8**	Bylaws of Greenway Innovative Energy, Inc., filed as Exhibit 3.8 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.1**	Code of Ethics for Senior Financial Officers, filed as Exhibit 10.1 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.2**	Purchase Agreement dated as of May 1, 2012, between Universal Media Corporation and Mamaki Tea & Extract, Inc., filed as Exhibit 10.3 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.3**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.4 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.4**	Second Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Universal Media Corporation and Mamaki of Hawaii, Inc. formerly Mamaki Tea & Extract, Inc., filed as Exhibit 10.5 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.5**	Purchase Agreement dated August 29th, 2012, between Universal Media Corporation and Greenway Innovative Energy, Inc., filed as Exhibit 10.6 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.6**	Purchase Agreement dated as of February 23, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.7 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.7**	Asset Purchase Agreement dated as of October 2, 2011, between Jet Regulators, L.C., R/T Jet Tech, L.P. and UMED Holdings, Inc., filed as Exhibit 10.8 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.8**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Kevin Bentley, filed as Exhibit 10.9 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.9**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. Randy Moseley, filed as Exhibit 10.10 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
QS-28

10.10**	Employee Agreement dated May 27, 2011, between UMED Holdings, Inc. and Richard Halden, filed as Exhibit 10.11 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.11**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Raymond Wright, filed as Exhibit 10.12 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.12**	Employee Agreement dated August 29, 2012, between UMED Holdings, Inc. and Conrad Greer, filed as Exhibit 10.13 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.13**	Consulting Agreement dated May 27, 2011, between UMED Holdings, Inc. and Jabez Capital Group, LLC, filed as Exhibit 10.14 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.14**	Promissory Note in the amount of $850,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Southwest Capital Funding, Ltd., filed as Exhibit 10.15 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.15**	Modification of Note and Liens effective as of October 1, 2012, between Southwest Capital Funding, Ltd. and Mamaki Tea, Inc., filed as Exhibit 10.16 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.16**	Second Modification of Note and Liens effective as of December 20, 2012, between Southwest Capital Funding, Ltd., Mamaki Tea, Inc., and Mamaki of Hawaii, Inc., filed as Exhibit 10.17 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.17**	Promissory Note in the amount of $150,000 dated August 17, 2012, executed by Mamaki Tea, Inc. payable to Robert R. Romer, filed as Exhibit 10.18 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.18**	Addendum and Modification to Purchase Agreement dated as of December 31, 2012, between Rig Support Services, Inc. and UMED Holdings, Inc., filed as Exhibit 10.19 to the registrant’s registration statement on Form 10-12G on August 29, 2013, Commission File Number 000-55030.
10.19**	Securities Purchase Agreement dated September 18, 2014, between UMED Holdings, Inc. and Tonaquint, Inc., filed as Exhibit 10.19 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.20**	Promissory Note in the amount of $158,000 dated September 18, 2014, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.20 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.21**	Warrant dated September 18, 2014, for $47,400 worth of UMED Holdings, Inc. shares issued to Tonaquint, Inc., filed as Exhibit 10.21 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.22**	Office Lease Agreement dated October 2015, between UMED Holdings, Inc. and The Atrium Remains the Same, LLC, filed as Exhibit 10.22 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.23**	Warrant dated October 31, 2015, for 4,000,000 shares issued to Norman T. Reynolds, Esq, filed as Exhibit 10.23 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.24**	Promissory Note in the amount of $36,000 dated March 8, 2016, executed by UMED Holdings, Inc. payable to Peter C. Wilson, filed as Exhibit 10.24 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.25**	Convertible Promissory Note in the amount of $224,000 dated May 4, 2016, executed by UMED Holdings, Inc. payable to Tonaquint, Inc., filed as Exhibit 10.25 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.26**	Severance and Release Agreement by and between UMED Holdings, Inc. and Randy Moseley dated November 11, 2016, filed as Exhibit 10.26 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.27**	Settlement and Mutual Release Agreement dated January 13, 2017, executed by UMED Holdings, Inc. in connection with Cause No. DC-16-004718, in the 193rd District Court, Dallas County, Texas against Mamaki of Hawaii, Inc., Hawaiian Beverages, Inc., Curtis Borman, and Lee Jenison, filed as Exhibit 10.27 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.

QS-29
10.28**	Warrant dated February 1, 2017, for 2,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.28 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.29**	Warrant dated February 1, 2017, for 4,000,000 shares issued to Richard J. Halden, filed as Exhibit 10.29 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.30**	Severance and Release Agreement by and between UMED Holdings, Inc. and Richard Halden dated February 1, 2017, filed as Exhibit 10.30 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.31**	Assignment Agreement dated December 27, 2010, between Melek Mining, Inc., 4HM Partners, LLC, and UMED Holdings, Inc., filed as Exhibit 10.31 to the registrant’s Form 10-Q/A, amendment No. 1, on September 21, 2017, Commission File Number 000-55030.
10.32**	Consulting Agreement by and between the registrant and Chisos Equity Consultants, LLC, as Amended February 16, 2018, and March 19, 2018, filed as Exhibit 10.1 to the registrant’s Form 8-K, on March 21, 2018, Commission File Number 000-55030.
10.33**	Promissory Note in the amount of $100,000 dated November 13, 2017, executed by Greenway Technologies, Inc. to Wildcat Consulting Group LLC.as Exhibit 10.33 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.
10.34**	Subordinated Convertible Promissory Note in the amount of $166,667 dated December 20, 2017, executed by Greenway Technologies, Inc. payable to Tunstall Canyon Group LLC filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.
10.35**	Warrant dated November 30, 2017 for 1,000,000 shares issued to MTG Holdings, LTD. filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.
10.36**	Greer Family Trust Promissory Note and Settlement. filed at Exhibit 10.34 to the registrant’s Form 10K on April 5, 2018, Commission File Number 000-55030.
10.37**	Warrant dated January 8, 2018 for 4,000,000 shares issued to Kent Harer.
10.38**	Settlement agreement by and between Greenway Technologies, Inc. and Tonaquint, Inc. dated April 9, 2018.
10.39**	Employment agreement with John Olynick, as President, dated May 10, 2018.
10.40**	Employment agreement with Ransom Jones, as Chief Financial Officer, Secretary and Treasurer, dated May 10, 2018.
31.1*	Certification of John Olynick, President of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Ransom Jones, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of John Olynick, President of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Ransom Jones, Chief Financial Officer and Principal Accounting Officer of Greenway Technologies, Inc., pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

  ____________

  *         Filed herewith.

  **       Previously filed.

QS-30

  Exhibit 31.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER

  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, John Olynick, certify that:

  1.       I have reviewed this Form 10-Q/A of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 21, 2018.	/s/ John Olynick
John Olynick
President

QS-31

  Exhibit 31.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER

  AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Ransom Jones, certify that:

  1.       I have reviewed this Form 10-Q/A of Greenway Technologies, Inc.;

  2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

  4.       The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

  (a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d ) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

  5.       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b)       Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 21, 2018.	/s/ Ransom Jones
Ransom Jones
Chief Financial Officer and Principal Accounting Officer

QS-32

  Exhibit 32.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q/A of Greenway Technologies, Inc. for the fiscal quarter ending September 30, 2018, I, John Olynick, President of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q/A for the fiscal quarter ending September 30, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q/A for the fiscal quarter ending September 30, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

Date: November 21, 2018.	/s/ John Olynick
John Olynick
President

QS-33

  Exhibit 32.2

  CERTIFICATION OF CHIEF FINANCIAL OFFICER

  PURSUANT TO 18 U.S.C. SECTION 1350

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the accompanying Quarterly Report on Form 10-Q/A of Greenway Technologies, Inc. for the fiscal quarter ending September 30, 2018, I, Ransom Jones, Chief Financial Officer of Greenway Technologies, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

  1.       Such Quarterly Report on Form 10-Q/A for the fiscal quarter ending September 30, 2018, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.       The information contained in such Quarterly Report on Form 10-Q/A for the fiscal quarter ending September 30, 2018, fairly presents, in all material respects, the financial condition and results of operations of Greenway Technologies, Inc.

Date: November 21, 2018.	/s/ Ransom Jones
Ransom Jones
Chief Financial Officer and Principal Accounting Officer

QS-34

  SIGNATURES

  In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  GREENWAY TECHNOLOGIES, INC.

Date: November 21, 2018.	By	/s/ John Olynick
John Olynick
President
	By	/s/ Ransom Jones
Ransom Jones
Chief Financial Officer and Principal Accounting Officer

  QS-35

  ============================================================================================================================

  EXHIBIT FORM 8-K-FILED MARCH 8, 2018

  United States
  Securities and Exchange Commission
  Washington, D.C. 20549

  ____________________________________________________

  FORM 8-K

  CURRENT REPORT
  Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  Date of Report (Date of earliest event reported): March 6, 2018

  GREENWAY TECHNOLOGIES, INC.
  (Exact name of registrant as specified in its charter)

  Texas
  (State or other jurisdiction of incorporation or organization)

000-55030 (Commission File Number)	90-0893594 (IRS Employer Identification No.)
8851 Camp Bowie West Boulevard, Suite 240 Fort Worth, Texas (principal executive offices)	76116 (Zip Code)

  (817) 346-6900
  (registrant’s telephone number, including area code)

  _____________________________________________________________________________________________

  Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

  [ ]       Written communications pursuant to Rule 425 under the Securities Act

  [ ]       Soliciting material pursuant to Rule 14a-12 under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

PAGE 8K-1

  Item 8.01 Other Events

  On March 6, 2018, Greenway Technologies, Inc. (the “registrant”) announced the completion of the first of its kind G-Reformer® which converts natural gas into synthesis gas. The G-Reformer® is a critical component of the registrant’s innovative Greer-Wright Gas-to-Liquids system which converts natural gas into liquid fuels.

  A copy of the press release is attached hereto as an exhibit.

  Item 9.01 Financial Statements and Exhibits

  (a)       Financial statements of business acquired. Not applicable.

  (b)       Pro forma financial information. Not applicable.

  (c)       Shell registrant transactions. Not applicable.

  (d)       Exhibits.

Exhibit No.	Identification of Exhibit
99.1*	Press Release issued on March 6, 2018, with respect to the completion of first commercial G-Reformer®.

  ____________

  *       Filed herewith.

PAGE 8K-2

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2018.	GREENWAY TECHNOLOGIES, INC.

By /s/ D. Patrick Six
D. Patrick Six, chief executive officer

PAGE 8K-3

  Greenway Technologies Inc. Marks Milestone, Completes First Commercial G-Reformer®

  FORT WORTH, Texas, March 6, 2018

  Greenway Technologies, Inc. (OTCQB: GWTI), today announced the completion of the first of its kind G-Reformer® which converts natural gas into synthesis gas. The G-Reformer® is a critical component of the company’s innovative Greer-Wright Gas-to-Liquids system which converts natural gas into liquid fuels.

  A team consisting of individuals from Greenway Technologies, Inc. and its wholly-owned subsidiary, Greenway Innovative Energy, the University of Texas at Arlington (UTA), and Industrial Refractory Services, Inc. worked together over a three-day period ending March 2, 2018, to calibrate the newly-built G-Reformer®.

  “We are pleased to announce that the initial production metrics of our first commercial G-Reformer® confirmed our expectations for synthesis gas production in the field. The unit met all of our team’s expectations, and we could not be more pleased,” said Tom Phillips, Vice President of Operations.

  Ray Wright, President of Greenway Innovative Energy, said “the results validated our unique process called Fractional Thermal Oxidation™ (FTO). Reforming with FTO has many advantages over more expensive, legacy, large-scale methods. Our FTO-based GTL systems can be deployed in the field where needed, a first in the industry. “FTO,” he said, “will facilitate monetization of natural gas that is stranded, flared, or vented. Also, our fuel is cleaner than diesel made from petroleum. It has less heavy metals and impurities offering an incremental environmental improvement.”

  Pat Six, President of Greenway Technologies, Inc. said that the company is engaged in ongoing discussions with funding joint venture partner candidates and “is optimistic that we will be able to begin construction of the first field-located Greer-Wright GTL System in 2018.”

  Forward-Looking Statements

  This document contains forward-looking statements and information as that term is defined in the Private Securities Litigation Reform Act of 1995, and, therefore, is subject to certain risks and uncertainties. There can be no assurance that the actual results, business conditions, business developments, losses, and contingencies, and local and foreign factors will not differ materially from those suggested in the forward-looking statements as a result of various factors, including market conditions, competition, advances in technology, and other factors.

  Greenway Technologies, Inc.

  Contact Investor Relations

  817-346-6900

  PAGE 8K-4

  ============================================================================================================================

  EXHIBIT FORM 8-K-FILED MARCH 21, 2018

  United States
  Securities and Exchange Commission
  Washington, D.C. 20549

  ____________________________________________________

  FORM 8-K

  CURRENT REPORT
  Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  Date of Report (Date of earliest event reported): November 28, 2017

  GREENWAY TECHNOLOGIES, INC.
  (Exact name of registrant as specified in its charter)

  Texas
  (State or other jurisdiction of incorporation or organization)

000-55030 (Commission File Number)	90-0893594 (IRS Employer Identification No.)
8851 Camp Bowie West Boulevard, Suite 240 Fort Worth, Texas (principal executive offices)	76116 (Zip Code)

  (817) 346-6900
  (registrant’s telephone number, including area code)

  _____________________________________________________________________________________________

  Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

  [ ]       Written communications pursuant to Rule 425 under the Securities Act

  [ ]       Soliciting material pursuant to Rule 14a-12 under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

PAGE 8K-5

  Item 1.01     Entry into a Material Definitive Agreement.

  On November 28, 2017, Greenway Technologies, Inc. (the “registrant”) and Chisos Equity Consultants, LLC (“Chisos”) executed a Consulting Agreement (the “Consulting Agreement”). On February 16, 2018, and March 19, 2018, the Consulting Agreement was further amended by the registrant and the Consultant.

  Pursuant to the Consulting Agreement, Chisos was engaged to provide public relations, consulting and corporate communications services, so the registrant could more fully and effectively deal and communicate with its shareholders and the investment community, as more fully described in the Consulting Agreement.

  Chisos has the right to engage other consultants, not affiliated with Chisos, to assist Chisos in its obligations under the Consulting Agreement. Under the Consulting Agreement, Chisos shall be responsible for the non-affiliated consultants so retained by Chisos as agents of Chisos.

  The Consulting Agreement shall be for a period of three years, and shall only be terminated by the registrant for cause as defined in the Consulting Agreement.

  As compensation under the Consulting Agreement, Chisos received 1,800,000 restricted shares of the registrant and is entitled to additional restricted shares of the registrant as provided in the Consulting Agreement.

  A copy of the Consulting Agreement is filed as an exhibit with this Form 8-K.

  Item 9.01     Financial Statements and Exhibits.

  (a)       Financial statements of business acquired. Not applicable.

  (b)       Pro forma financial information. Not applicable.

  (c)       Shell registrant transactions. Not applicable.

  (d)       Exhibits.

Exhibit No.	Identification of Exhibit
10.1*	Consulting Agreement by and between the registrant and Chisos Equity Consultants, LLC, as amended on February 16, 2018, and March 19, 2018.

  ____________

  *       Filed herewith.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2018.	GREENWAY TECHNOLOGIES, INC.

By /s/ D. Patrick Six
D. Patrick Six, President

PAGE 8K-6

  EXHIBIT 10.1

  PAGE 8K-7

  PAGE 8K-8

  PAGE 8K-9

  PAGE 8K-10

  PAGE 8K-11

  PAGE 8K-12

  PAGE 8K-13

  ============================================================================================================================

  EXHIBIT FORM 8-K-FILED MAY 5, 2018

  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

  ____________________________________________________

  FORM 8-K

  CURRENT REPORT
  Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  Date of Report (Date of earliest event reported): May 10, 2018

  GREENWAY TECHNOLOGIES, INC.
  (Exact name of registrant as specified in its charter)

  Texas
  (State or other jurisdiction of incorporation or organization)

000-55030 (Commission File Number)	90-0893594 (IRS Employer Identification No.)
8851 Camp Bowie West Boulevard, Suite 240 Fort Worth, Texas (Principal executive offices)	76116 (Zip Code)

  (817) 346-6900
  (Registrant’s telephone number, including area code)

  _____________________________________________________________________________________________

  Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

  [ ]       Written communications pursuant to Rule 425 under the Securities Act

  [ ]       Soliciting material pursuant to Rule 14a-12 under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

  [ ]       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

  Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 ( §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 ( § 240.12b-2 of this chapter).

  Emerging growth company ☒

  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

  PAGE 8K-12

  Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

  (b) Departure of Directors or Certain Officers

  On May 10, 2018, D. Patrick Six, President and Chief Financial Officer of the Company resigned his position as President and Chairman of the Board of Greenway Technologies, Inc. Mr. Six will remain as a board member.

  (c) Appointment of Certain Officers

  On May 10, 2018 (the “Effective Date”), the Board voted to accept Mr. Six’s resignation and to appoint John Olynick as President of the Company, pursuant to an employment agreement as discussed further herein. Mr. Olynick, 70, brings over 40 years of experience in senior management positions at industry leading technology corporations including Digital Equipment Corp, CISCO Systems, Inc. and Philips Electronics. Over his career, John has helped build businesses and has led turnarounds including serving as CEO and Chairman of the Board of an Arizona-based public company that grew both organically and through acquisition under his leadership. Since July 2017, he has been assisting the Company as a business development consultant with a focus on securing operational funding and developing joint venture partnerships. He is a graduate of the New York University School of Engineering and the Harvard Business School Professional Development program.

  On May 10, 2018, Ransom Jones was engaged as Chief Financial Officer of the Company, as well as Secretary and Treasurer, pursuant to an employment agreement as discussed further herein. Mr. Jones, 69, brings over 40 years of financial expertise and diverse business experience. He is a retired partner of KPMG Peat Marwick and former Chief Financial Officer of two publicly traded corporations, Western Preferred Corporation and El Paso Refining, Inc. Jones has also served as an officer of some of the largest and most prestigious global financial institutions including Goldman Sachs, Citicorp, ABN-AMRO Bank, and AIG. Mr. Jones had previously served as President and Chief Financial Officer of UMED Holdings, Inc. nka Greenway Technologies, Inc., ended April 2017. He graduated from the University of Texas at El Paso in 1971 with a BBA, Accounting.

  Compensatory Arrangements of Certain Officers

  The Company has entered into employment agreements with John Olynick, as President and Ransom Jones, as Chief Financial Officer, respectively. The terms and conditions of their employment agreements are identical. John Olynick, our President earns a salary of $120,000 per year. Ransom Jones, our Chief Financial Officer, earns a salary of $120,000 per year. Mr. Jones also serves as the Company’s Secretary and Treasurer. During each year that their Agreements are in effect, they are each entitled to receive a bonus (“Bonus”) equal to at least Thirty-Five Thousand Dollars ($35,000) per year. They are also entitled to certain additional stock grants based on the performance of the Company during the term of their employment. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of their first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of their first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof. They are each entitled to a grant of common stock (the “Stock Grant”) on the Effective Date equal to 250,000 shares each of the Company’s Common Stock, par value $.0001 per share (the “Common Stock”), such shares vesting immediately. They are also entitled to participate in the Company’s benefit plans. Their employment agreements can be terminated, among the other things, by the Company with or without cause or by the employees at any time during their term upon sixty (60) days’ notice. Their employment agreements also contain customary provisions of confidentiality and non-competition and non-solicitation.

  PAGE 8K-13

  The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as Exhibit 10.01 and 10.02 to this report and are incorporated herein by reference.

  (d) Election of a Director

  On May 10, 2018, Raymond Wright, the current President of Greenway Innovative Energy, Inc., (“GIE”) a wholly-owned subsidiary of the Company, was elected Chairman of the Board by a majority vote of the Board of Directors. Mr. Wright, 81, has served as the President of GIE since August 2012. Prior to Greenway, Mr. Wright was a co-founder of DFW Genesis in 2009, where he began working on the natural gas to liquid (GTL) processing through 2012, when he and the late Dr. Conrad Greer formed Greenway Innovative Energy, Inc. to continue working on the GTL process independently. Previously, Mr. Wright worked as a senior manager at Dallas-based Texas Instruments (NYSE: TI) managing operations and opening up new markets for TI in Europe.

  On May 10, 2018, Peter Hauser was appointed to the board as a director. Mr. Hauser’s appointment expands the Board to seven (7) active directors. Mr. Hauser, 63, joins current directors, Raymond Wright, Chairman, D. Patrick Six, T. Craig Takacs, Kent Harer, Kevin Jones, and Ransom Jones. Mr. Hauser brings over 40 years of business experience and has been working with GWTI and Greenway Innovative Energy as a business consultant since April of 2017. Mr Hauser has spent most of his career in sales and management positions in the information technology industry supporting the mission of government agencies in positions at EMC Corporation, Storage Technology Corporation, and others. He earned a BA in English/Journalism from Lehigh University, as well as an MS in Management from Rensselaer Polytechnic Institute at Hartford, Connecticut.

  There are no related party transactions involving Mr. Hauser that are reportable under Item 404(a) of Regulation S-K. There is no arrangement or understanding between Mr. Hauser and any other person pursuant to which Mr. Hauser was selected as a director. There are no family relationships among any of the Company’s directors, executive officers and Mr. Hauser. There are no material plans, contracts or arrangements to which Mr. Hauser is a party nor in which he participates nor has there been any material amendment to any plan, contract or arrangement by virtue of Mr. Hauser’s appointment. Mr. Hauser is a current stockholder of the Company.

  Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

  Bylaw Amendments

  Effective as of May 10, 2018, the Board, by the affirmative vote of at least a majority of its members, voted to amend Article Two, Section 2.12 of the Company’s Bylaws, as amended to date, to read in its entirety as follows:

  “2.12. NUMBER OF DIRECTORS. The number of Directors of this Corporation shall be seven (7). No Director need be a resident of Texas or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.”

  Effective as of May 10, 2018, the Board, by the affirmative vote of at least a majority of its members, voted to amend Article Two, Section 2.15(b) of the Company’s Bylaws, as amended to date, to read in its entirety as follows:

  “2.15(b) FILLING VACANCIES BY DIRECTORS. Vacancies may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at the next duly scheduled Shareholders' meeting.”

  On May 10, 2018, in accordance with the amended Bylaws of the Company, the Board of Directors (“Board”) appointed Mr. Peter Hauser to the Board of Directors to fill a vacancy on the Board resulting from a duly authorized increase in the size of the Board. Mr. Hauser will serve for a term that commences immediately and expires at the next annual meeting of stockholders, or until his earlier resignation or removal.

  PAGE 8K-14

Item 7.01.	Regulation FD Disclosure

  Attached as Exhibit 99.1 and incorporated by reference herein is a press release dated May 17, 2018 issued by the Company.

Item 9.01	Financial Statements and Exhibits.

  (d) Exhibits.

  Exhibit

  No. Description

10.01	Employment Agreement, effective May 10, 2018, by and between Greenway Technologies, Inc. and John Olynick.
10.02	Employment Agreement, effective May 10, 2018, by and between Greenway Technologies, Inc. and Ransom Jones.
99.1	Press Release of Greenway Technologies, Inc. dated May 17, 2018.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

  Date: May 17, 2018, 2018 GREENWAY TECHNOLOGIES, INC.

  By: /s/ Raymond Wright

  Raymond Wright, Chairman

  Dated May 17, 2018

  PAGE 8K-15

  EXHIBIT INDEX

Number	Description	Method of Filing
10.01	Employment Agreement, effective May 10, 2018, by and between Greenway Technologies, Inc. and John Olynick.	Filed herewith.
10.02	Employment Agreement, effective May 10, 2018, by and between Greenway Technologies, Inc. and Ransom Jones.	Filed herewith.
99.1	Press Release of Greenway Technologies, Inc. dated May 17, 2018.	Filed herewith.

  PAGE 8K-16

  Exhibit 10.1

  EMPLOYMENT AGREEMENT

  THIS EMPLOYMENT AGREEMENT (this “Agreement”) with an effective date of May 10, 2018 (the “Effective Date”) and signed May 15, 2018 (the “Execution Date”), is by and between Greenway Technologies Inc., a Texas corporation (together with its subsidiaries, the “Company”), and John Olynick, an individual residing in Fairfield, Connecticut (the “Employee”).

  W I T N E S S E T H:

  WHEREAS, the Company and the Employee desire for Employee to serve the Company as its President; and

  WHEREAS, the parties desire to provide that the Employee be employed by the Company under the terms of this Agreement.

  NOW THEREFORE in consideration of the mutual benefits to be derived from this Agreement, the Company and the Employee hereby agree as follows:

  1.        Term of Employment; Office and Duties.

  (a) Commencing on the Effective Date of this Agreement and for an initial one (1) year term, the Company shall employ the Employee as the chief executive of the Company with the title of President, with the duties and responsibilities prescribed to such office in the Bylaws of the Company and with such additional duties and responsibilities consistent with such positions as may from time to time be reasonably assigned to the Employee by the Board of Directors. Employee agrees to perform such duties and discharge such responsibilities in accordance with the terms of this Agreement. This Agreement shall automatically renew for successive additional one (1) terms, unless terminated earlier under Section 4, or unless either the Company or the Employee (collectively the “Parties” or individually the “Party”) gives the other Party written advance notice of an intent not to renew the Agreement at least sixty (60) days prior to its expiration.

  (b) The Employee shall devote substantially all of his working time to the business and affairs of the Company other than during vacations and periods of illness or incapacity; provided, however, that nothing in this Agreement shall preclude the Employee from devoting time required: (i) for serving as a director or officer of any organization or entity that does not compete with the Company or any other businesses in which the Company is directly involved or becomes involved as a function of Employee’s duties; (ii) delivering lectures or fulfilling speaking engagements; or (iii) engaging in charitable and community activities, including sitting on any Boards of Directors and/or committees of such organizations related to such activities; provided, however, that such activities do not interfere with the performance of his duties hereunder.

  (c) The Employee’s consulting agreement with the Company as a Business Development Consultant shall terminate upon the Employee’s entering into this Employment Agreement. All prior approved accrued and unpaid compensation, along with any prior approved and unreimbursed business expenses from the Employee’s previous consulting role will be due and payable as described in such consulting agreement.

  2.        Compensation and Benefits.

  For all services rendered by the Employee in any capacity during the period of Employee’s employment by the Company, including without limitation, services as an executive officer or member of any committee of the Board of Directors or any subsidiary, affiliate or division thereof, from and after the Effective Date the Employee shall be compensated as follows:

  PAGE 8K-17

  (a)        Base Salary. The Company shall pay the Employee a fixed salary (“Base Salary”) of One Hundred Twenty Thousand Dollars ($120,000) per year, paid at a rate of Ten Thousand Dollars ($10,000.00) per month, bi-monthly. The Board of Directors shall review the Employee’s Base Salary from time to time with a view to increasing such Base Salary if, in the judgment of the Board of Directors, the earnings of the Company or the services of the Employee merit such an increase. The Base Salary shall be payable in accordance with the customary payroll practices of the Company. In the event the Company does not have sufficient cash on hand to pay such monthly Base Salary, Employee agrees to voluntarily defer such payment(s) until such time as sufficient cash is available to make such payments. Such deferred compensation, if any, shall be a priority payment when cash is sufficient to make such payment(s). The Employee may use his discretion, in conjunction with advice and counsel from the Company’s Chief Financial Officer, as to what constitutes cash sufficiency from time-to-time. If there is disagreement with the CFO’s position as to what constitutes cash sufficiency, the Employee shall request the Board of Directors to make such determination.

  (b)       Bonus. During each year that this Agreement is in effect, Employee will be entitled to receive a bonus (“Bonus”) totaling at least Thirty-Five Thousand Dollars ($35,000) per year. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of Employee’s first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of the Employee’s first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof.

  (c)       Stock Grants.

  (i)       Except as otherwise provided herein, the Employee shall be entitled to a grant of common stock (the “Stock Grant”) equal to 250,000 shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), with a price per share based on the market closing price as of the Effective Date, with such Stock Grant to be completed within five (5) business days of the Execution Date, and such shares shall vest immediately upon the execution of this Agreement. Additional stock grants may be made subject to performance criteria (the “Performance Criteria” established and mutually agreed upon by a majority of the Company’s Board of Directors (or the Compensation Committee or other designated Special Committee thereof) and the Employee has been achieved, including such initial Performance Criteria as shown in Exhibit A to this Agreement.

  (b)        Fringe Benefits and Miscellaneous Employment Matters. The Employee shall be entitled to participate in such employee benefit plans or programs, as may be offered by the Company, including, without limitation, coverage under the Company’s current Directors and Officers (“D&O”) insurance plan, a true and correct copy of which shall be provided to Employee upon entering into this Agreement), Section 401(k) retirement plan, health insurance benefits, and any other benefits provided by the Company, if such exist and which may be amended from time to time by the Board of Directors, to the extent that his position, tenure, salary, age, health and other qualifications make him eligible to participate, subject to the terms and provisions of such plans. Such additional benefits shall include, but not be limited to: paid sick leave, individual and family health insurance and paid personal days, all in accordance with the current policies of the Company.

  (c)        Withholding and Employment Tax. The Company will be entitled to deduct or withhold from any amounts owing to Employee any federal, state, local or foreign withholding taxes, excise tax, or employment taxes imposed with respect to Employee’s compensation or other payments from the Company or Employee’s ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted equity).

  PAGE 8K-18

  (d)        Death. In the event of Employee’s death, the Employee’s family shall continue to be covered by all of the Company’s medical, health and dental plans as in effect at such time, at the Company’s expense for at least six (6) months following the Employee’s death in accordance with the terms of such plans. In the event such coverage would violate applicable law, Company shall take such actions as it deems appropriate in good faith to provide the benefits described in the preceding sentence.

  (e)        Vacation. Employee shall receive four (4) weeks of paid vacation annually, administered in accordance with the Company’s existing vacation policy. Any existing accrued, unused vacation shall be paid to Employee at the time of employment termination, no matter the reason for such termination. Vacation time actually accrued by the Employee shall be prorated by the time actually employed by the Company.

  3.        Business Expenses.

  The Company shall pay or reimburse Employee’s travel and entertainment expenses incurred by the Employee in connection with the performance of his duties under this Agreement, provided that all such expenses must be both reasonable and pre-approved by the Chief Financial Officer, or in the event of a disagreement, an independent member of the Board of Directors, including reimbursement for attending out-of-town meetings of the Board of Directors in accordance with such procedures as the Company may from time to time establish for senior officers and as required to preserve any deductions for federal income taxation purposes to which the Company may be entitled and subject to the Company’s normal requirements with respect to reporting and documentation of such expenses. All air travel must be in coach class, and not in business class or first class. Notwithstanding the foregoing, all expenses must be promptly submitted for reimbursement by the Employee. In no event shall any reimbursement be paid by the Company after the end of the year following the year in which the expense is incurred by the Employee.

  4.        Termination of Employment.

  Notwithstanding any other provision of this Agreement, Employee’s employment with the Company may be terminated for any reason or no reason at all upon sixty (60) days’ written notice to the other Party. Provided further, that a majority of the Board may terminate Employee's employment with the Company upon written notice to Employee at any time, and such termination shall be effective as of the date of termination provided for in such notice. Upon termination of this Agreement under this Section 4, Employee shall be entitled to any accrued but unpaid salary, any pre-approved and reasonable travel and entertainment business expenses accrued but unpaid, any accrued but unused vacation, and nothing more. Such payment will be made as soon as practical by the Company, but in no event, longer than sixty (60) days following termination of this Agreement.

  5.        Non-Competition.

  During the period of Employee’s employment hereunder and for the one (1) year thereafter (“Non-Competition Period”), the Employee shall not, within any county in which the Company or any subsidiary of the Company provides services, directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business substantially similar to the Company’s current businesses. Investments in less than five percent (5%) of the outstanding securities of any class of a corporation subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, shall not be prohibited by this Section 5.

  PAGE 8K-19

  6.        Inventions and Confidential Information.

  The parties hereto recognize that a major need of the Company is to preserve its specialized knowledge, trade secrets, and confidential information. The strength and good will of the Company is derived from the specialized knowledge, trade secrets, and confidential information generated from experience with the activities undertaken by the Company and its subsidiaries. The disclosure of this information and knowledge to competitors would be beneficial to them and detrimental to the Company, as would the disclosure of information about the marketing practices, pricing practices, costs, profit margins, design specifications, analytical techniques, and similar items of the Company and its subsidiaries. The Employee acknowledges that the proprietary information, observations and data obtained by him while employed by the Company concerning the business or affairs of the Company are the property of the Company. By reason of his being a senior executive of the Company, the Employee has or will have access to, and has obtained or will obtain, specialized knowledge, trade secrets and confidential information about the Company’s operations and the operations of its subsidiaries, which operations extend throughout the United States. Therefore, subject to the provisions of Section 14 hereof, the Employee hereby agrees as follows, recognizing that the Company is relying on these agreements in entering into this Agreement:

  (i) During the period of Employee’s employment with the Company and for an indefinite period thereafter, the Employee will not use, disclose to others, or publish or otherwise make available to any other party any inventions or any confidential business information about the affairs of the Company, including but not limited to confidential information concerning the Company’s products, methods, engineering designs and standards, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by him in the course of his past or future services for the Company. Employee agrees to hold and keep as confidential the Company’s books, papers, letters, formulas, memoranda, notes, plans, records, reports, computer tapes, printouts, software and other documents, and all copies thereof and therefrom, in any way relating to the Company’s business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company within twenty four (24) hours of such termination or demand. However, nothing in this Agreement prohibits the Employee from using such confidential information or disclosing such information to those with a need to know such information to perform his job duties for the Company; from disclosing such confidential information as required by law or subpoena; or from testifying truthfully in any proceeding. Additionally, confidential information shall not include information (a) that is or shall become generally available to the public other than as a result of the Employee’s unauthorized disclosure, (b) that was or becomes available to Employee on a non-confidential basis from a source other than the Company or any subsidiaries of the Company, or (c) that was developed by or for Employee independently of, and without the use of, any confidential information.

  (ii) During the period of Employee’s employment with the Company and for the one (1) year thereafter (“Non-Solicitation Period”) (a) the Employee will not directly or indirectly through another entity induce or otherwise attempt to influence any employee of the Company to leave the Company’s employ and (b) the Employee will not directly or indirectly hire or cause to be hired or induce a third party to hire, any such employee (unless the Board of Directors shall have authorized such employment and the Company shall have consented thereto in writing) or in any way interfere with the relationship between the Company and any employee thereof and (c) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company to cease doing business, or reduce the amount of business done, with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company.

  7.        Consolidation; Merger; Sale of Assets; Change of Control.

  PAGE 8K-20

  Nothing in this Agreement shall preclude the Company from combining, consolidating or merging with or into, transferring all or substantially all of its assets to, or entering into a partnership or joint venture with, another corporation or other entity, or effecting any other kind of corporate combination provided that the corporation resulting from or surviving such combination, consolidation or merger, or to which such assets are transferred, or such partnership or joint venture, assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger, transfer of assets or formation of such partnership or joint venture, this Agreement shall inure to the benefit of, be assumed by, and be binding upon such resulting or surviving transferee corporation or such partnership or joint venture, and the term “Company,” as used in this Agreement, shall mean such corporation, partnership or joint venture or other entity, and this Agreement shall continue in full force and effect in accordance with its terms and shall entitle the Employee and his heirs, beneficiaries and representatives to exactly the same compensation, benefits, payments and other rights as would have been their entitlement had such combination, consolidation, merger, transfer of assets or formation of such partnership or joint venture not occurred.

  8.        Survival of Obligations.

  Sections 2(e), 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15 and 17 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Employee, upon the expiration of this Agreement or otherwise).

  9.        Employee’s Representations.

  The Employee hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by the Employee do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Employee is a party or by which he is bound, (ii) the Employee is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of the Employee, enforceable in accordance with its terms. The Employee hereby acknowledges and represents that he has consulted with legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.

  10.        Company’s Representations.

  The Company hereby represents and warrants to the Employee that (i) the execution, delivery and performance of this Agreement by the Company do not and shall not materially conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound and (ii) upon the execution and delivery of this Agreement by the Employee, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms.

  11.       Enforcement.

  Because the Employee’s services are unique and because the Employee has access to confidential information concerning the Company, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the Company may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction in Tarrant County, Texas for injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

  12.        Severability.

  PAGE 8K-21

  In case any one or more of the provisions or part of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall be deemed not to affect any other jurisdiction or any other provision or part of a provision of this Agreement, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of this Agreement or any provision or provisions hereof in any other jurisdiction; and this Agreement shall be reformed and construed in such jurisdiction as if such provision or part of a provision held to be invalid or illegal or unenforceable had never been contained herein and such provision or part reformed so that it would be valid, legal and enforceable in such jurisdiction to the maximum extent possible. In furtherance and not in limitation of the foregoing, the Company and the Employee each intend that the covenants contained in Sections 5 and 6 shall be deemed to be a series of separate covenants, one for each county of the State of Texas and one for each and every other applicable county. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. If, in any judicial proceeding, a court shall refuse to enforce any one or more of such separate covenants because the total time, scope or area thereof is deemed to be excessive or unreasonable, then it is the intent of the parties hereto that such covenants, which would otherwise be unenforceable due to such excessive or unreasonable period of time, scope or area, be enforced for such lesser period of time, scope or area as shall be deemed reasonable and not excessive by such court.

  13.        Entire Agreement; Amendment.

  Except as otherwise set forth in this Agreement, this Agreement contains the entire agreement between the Company and the Employee with respect to the subject matter hereof and thereof. This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification or discharge is sought. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

  14.        Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if physically delivered, delivered by express mail or other expedited service or upon receipt if mailed, postage prepaid, via registered mail, return receipt requested, or by electronic mail, addressed as follows:

  (a) To the Company:

  Greenway Technologies, Inc.

                 Attn: Ransom Jones

  8851 Camp Bowie West, Suite 240

  Fort Worth, TX 76116

  Email: ransom.jones@gwtechinc.com

  (b) To the Employee:

  John Olynick

  and/or to such other persons and addresses as any party shall have specified in writing to the other from time-to-time. Either party may change its address for receiving notices by providing notice of the new address to the other Party.

  PAGE 8K-22

  15.        Assignability.

  This Agreement shall be assignable by the Company but not the Employee, and shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, legal representatives, successors and assigns of the parties. In the event that all or substantially all of the business of the Company is sold or transferred, then this Agreement shall be binding on the transferee of the business of the Company whether or not this Agreement is expressly assigned to the transferee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

  16.        Governing Law.

  This agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any conflict of laws principles to the contrary and any dispute shall be submitted to binding arbitration, before a sole arbitrator, with such arbitration to be conducted in the State of Texas, in Dallas County or Tarrant County and shall be conducted under the rules (but not the auspices) of the Commercial Section of the Arbitration Association of America. The parties shall select the arbitrator from a list of ten arbitrators who agree to work within fifty (50) miles East of the Tarrant County westernmost boundary and/or fifty (50) miles West of the Dallas County easternmost boundary, by alternatively striking one name from the list until only one remains. The parties shall each advance one half of the estimated fees to the arbitrator in advance of the commencement of the arbitration, and the prevailing party in any arbitration shall recover the costs of the arbitration (including the reasonable attorneys’ fees). Each party irrevocably consents to the exclusive venue and jurisdiction of the Courts of the State of Texas, in Dallas County or Tarrant County, for any action to confirm an arbitration award, or to seek injunctive relief to prevent any then-ongoing violations of the Confidentiality, Noncompetition or Non-solicitation obligations of the parties hereunder (which are the only issues that may be brought directly to Court, as any other claims are fully compensable by an award of monetary damages). The commencement of an action seeking an injunction shall not be deemed or construed to operate as a waiver of related or unrelated claims for monetary damages between the parties or as a bar to the commencement of an arbitration (and subsequent action to confirm, vacate or modify the arbitration award) relating to monetary damages arising from any related or unrelated claims, including those claims for monetary damages arising from those same violations against which injunctive relief was sought.

  17.        Waiver and Further Agreement.

  Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

  18.        Headings of No Effect.

  The paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

  19.        Counter Party Signatures.

  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

  PAGE 8K-23

  20.        280G. Notwithstanding anything contained in this Agreement to the contrary to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between the Company or any of their Subsidiaries and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, Employee shall receive total payments equal to the greater, after the application of the excise tax imposed pursuant to Section 4999 of the Code, of the Payments provided under this Agreement or: the amount of such Payments reduced to the greatest amount that would result in no portion of the Payments being subject to such excise tax.

  [The remainder of this page intentionally left blank. Signature page follows.]

  PAGE 8K-24

   IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the Execution Date first above written.

  COMPANY:

  GREENWAY TECHNOLOGIES, INC.

  By: _________/s/________________________

  Kent Harer, Director

  EMPLOYEE:

  By: _______ /s/__________________________

  John Olynick

  PAGE 8K-25

  Exhibit 10.2

  EMPLOYMENT AGREEMENT

  THIS EMPLOYMENT AGREEMENT (this “Agreement”) with an effective date of May 10, 2018 (the “Effective Date”) and signed May 15, 2018 (the “Execution Date”), is by and between Greenway Technologies Inc., a Texas corporation (together with its subsidiaries, the “Company”), and Ransom Jones, an individual residing in Frisco, Texas (the “Employee”).

  W I T N E S S E T H:

  WHEREAS, the Company and the Employee desire for Employee to serve the Company as its Chief Financial Officer, Secretary and Treasurer; and

  WHEREAS, the parties desire to provide that the Employee be employed by the Company under the terms of this Agreement.

  NOW THEREFORE in consideration of the mutual benefits to be derived from this Agreement, the Company and the Employee hereby agree as follows:

  1.        Term of Employment; Office and Duties.

  (a) Commencing on the Effective Date of this Agreement and for an initial one (1) year term, the Company shall employ the Employee as the Chief Financial Officer of the Company, and, having been duly appointed by the Board of Directors, also serving coterminously as the Company’s Secretary and Treasurer, with the duties and responsibilities prescribed to such offices in the Bylaws of the Company and with such additional duties and responsibilities consistent with such positions as may from time to time be reasonably assigned to the Employee by the Board of Directors. Employee agrees to perform such duties and discharge such responsibilities in accordance with the terms of this Agreement. This Agreement shall automatically renew for successive additional one (1) terms, unless terminated earlier under Section 4, or unless either the Company or the Employee (collectively the “Parties” or individually the “Party”) gives the other Party written advance notice of an intent not to renew the Agreement at least sixty (60) days prior to its expiration.

  (b) The Employee shall devote substantially all of his working time to the business and affairs of the Company other than during vacations and periods of illness or incapacity; provided, however, that nothing in this Agreement shall preclude the Employee from devoting time required: (i) for serving as a director or officer of any organization or entity that does not compete with the Company or any other businesses in which the Company is directly involved or becomes involved as a function of Employee’s duties; (ii) delivering lectures or fulfilling speaking engagements; or (iii) engaging in charitable and community activities, including sitting on any Boards of Directors and/or committees of such organizations related to such activities; provided, however, that such activities do not interfere with the performance of his duties hereunder.

  2.        Compensation and Benefits.

  For all services rendered by the Employee in any capacity during the period of Employee’s employment by the Company, including without limitation, services as an executive officer or member of any committee of the Board of Directors or any subsidiary, affiliate or division thereof, from and after the Effective Date the Employee shall be compensated as follows:

  (a)        Base Salary. The Company shall pay the Employee a fixed salary (“Base Salary”) of One Hundred Twenty Thousand Dollars ($120,000) per year, paid at a rate of Ten Thousand Dollars ($10,000.00) per month, bi-monthly. The Board of Directors shall review the Employee’s Base Salary from time to time with a view to increasing such Base Salary if, in the judgment of the Board of Directors, the earnings of the Company or the services of the Employee merit such an increase. The Base Salary shall be payable in accordance with the customary payroll practices of the Company. In the event the Company does not have sufficient cash on hand to pay such monthly Base Salary, Employee agrees to voluntarily defer such payment(s) until such time as sufficient cash is available to make such payments. Such deferred compensation, if any, shall be a priority payment when cash is sufficient to make such payment(s). The Employee may use his discretion, in conjunction with advice and counsel from the Company’s President, as to what constitutes cash sufficiency from time-to-time. If there is disagreement with the President’s position as to what constitutes cash sufficiency, the Employee shall request the Board of Directors to make such determination.

  PAGE 8K-26

  (b)       Bonus. During each year that this Agreement is in effect, Employee will be entitled to receive a bonus (“Bonus”) totaling at least Thirty-Five Thousand Dollars ($35,000) per year. The Bonus shall be payable, first in a cash lump sum payment of Fifteen-Thousand Dollars ($15,000) at the conclusion of Employee’s first six (6) months of employment, and an additional Twenty-Thousand Dollars ($20,000) no later than thirty (30) days after the end of the Employee’s first twelve (12) months of employment by the Company, such Bonus being subject to increases based upon the reasonable discretion of the majority of the board of directors of the Company or the designated committee(s) thereof.

  (c)       Stock Grants.

  (i)       Except as otherwise provided herein, the Employee shall be entitled to a grant of common stock (the “Stock Grant”) equal to 250,000 shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), with a price per share based on the market closing price as of the Effective Date, with such Stock Grant to be completed within five (5) business days of the Execution Date, and such shares shall vest immediately upon the execution of this Agreement. Additional stock grants may be made subject to performance criteria (the “Performance Criteria” established and mutually agreed upon by a majority of the Company’s Board of Directors (or the Compensation Committee or other designated Special Committee thereof) and the Employee has been achieved, including such initial Performance Criteria as shown in Exhibit A to this Agreement.

  (b)        Fringe Benefits and Miscellaneous Employment Matters. The Employee shall be entitled to participate in such employee benefit plans or programs, as may be offered by the Company, including, without limitation, coverage under the Company’s current Directors and Officers (“D&O”) insurance plan, a true and correct copy of which shall be provided to Employee upon entering into this Agreement), Section 401(k) retirement plan, health insurance benefits, and any other benefits provided by the Company, if such exist and which may be amended from time to time by the Board of Directors, to the extent that his position, tenure, salary, age, health and other qualifications make him eligible to participate, subject to the terms and provisions of such plans. Such additional benefits shall include, but not be limited to: paid sick leave, individual and family health insurance and paid personal days, all in accordance with the current policies of the Company.

  (c)        Withholding and Employment Tax. The Company will be entitled to deduct or withhold from any amounts owing to Employee any federal, state, local or foreign withholding taxes, excise tax, or employment taxes imposed with respect to Employee’s compensation or other payments from the Company or Employee’s ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted equity).

  (d)        Death. In the event of Employee’s death, the Employee’s family shall continue to be covered by all of the Company’s medical, health and dental plans as in effect at such time, at the Company’s expense for at least six (6) months following the Employee’s death in accordance with the terms of such plans. In the event such coverage would violate applicable law, Company shall take such actions as it deems appropriate in good faith to provide the benefits described in the preceding sentence.

  PAGE 8K-27

  (e)        Vacation. Employee shall receive four (4) weeks of paid vacation annually, administered in accordance with the Company’s existing vacation policy. Any existing accrued, unused vacation shall be paid to Employee at the time of employment termination, no matter the reason for such termination. Vacation time actually accrued by the Employee shall be prorated by the time actually employed by the Company.

  3.        Business Expenses.

  The Company shall pay or reimburse Employee’s travel and entertainment expenses incurred by the Employee in connection with the performance of his duties under this Agreement, provided that all such expenses must be both reasonable and pre-approved by the Chief Financial Officer, or in the event of a disagreement, an independent member of the Board of Directors, including reimbursement for attending out-of-town meetings of the Board of Directors in accordance with such procedures as the Company may from time to time establish for senior officers and as required to preserve any deductions for federal income taxation purposes to which the Company may be entitled and subject to the Company’s normal requirements with respect to reporting and documentation of such expenses. All air travel must be in coach class, and not in business class or first class. Notwithstanding the foregoing, all expenses must be promptly submitted for reimbursement by the Employee. In no event shall any reimbursement be paid by the Company after the end of the year following the year in which the expense is incurred by the Employee.

  4.        Termination of Employment.

  Notwithstanding any other provision of this Agreement, Employee’s employment with the Company may be terminated for any reason or no reason at all upon sixty (60) days’ written notice to the other Party. Provided further, that a majority of the Board may terminate Employee's employment with the Company upon written notice to Employee at any time, and such termination shall be effective as of the date of termination provided for in such notice. Upon termination of this Agreement under this Section 4, Employee shall be entitled to any accrued but unpaid salary, any pre-approved and reasonable travel and entertainment business expenses accrued but unpaid, any accrued but unused vacation, and nothing more. Such payment will be made as soon as practical by the Company, but in no event, longer than sixty (60) days following termination of this Agreement.

  5.        Non-Competition.

  During the period of Employee’s employment hereunder and for the one (1) year thereafter (“Non-Competition Period”), the Employee shall not, within any county in which the Company or any subsidiary of the Company provides services, directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business substantially similar to the Company’s current businesses. Investments in less than five percent (5%) of the outstanding securities of any class of a corporation subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, shall not be prohibited by this Section 5.

  6.        Inventions and Confidential Information.

  The parties hereto recognize that a major need of the Company is to preserve its specialized knowledge, trade secrets, and confidential information. The strength and good will of the Company is derived from the specialized knowledge, trade secrets, and confidential information generated from experience with the activities undertaken by the Company and its subsidiaries. The disclosure of this information and knowledge to competitors would be beneficial to them and detrimental to the Company, as would the disclosure of information about the marketing practices, pricing practices, costs, profit margins, design specifications, analytical techniques, and similar items of the Company and its subsidiaries. The Employee acknowledges that the proprietary information, observations and data obtained by him while employed by the Company concerning the business or affairs of the Company are the property of the Company. By reason of his being a senior executive of the Company, the Employee has or will have access to, and has obtained or will obtain, specialized knowledge, trade secrets and confidential information about the Company’s operations and the operations of its subsidiaries, which operations extend throughout the United States. Therefore, subject to the provisions of Section 14 hereof, the Employee hereby agrees as follows, recognizing that the Company is relying on these agreements in entering into this Agreement:

  PAGE 8K-28

  (i) During the period of Employee’s employment with the Company and for an indefinite period thereafter, the Employee will not use, disclose to others, or publish or otherwise make available to any other party any inventions or any confidential business information about the affairs of the Company, including but not limited to confidential information concerning the Company’s products, methods, engineering designs and standards, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by him in the course of his past or future services for the Company. Employee agrees to hold and keep as confidential the Company’s books, papers, letters, formulas, memoranda, notes, plans, records, reports, computer tapes, printouts, software and other documents, and all copies thereof and therefrom, in any way relating to the Company’s business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company within twenty four (24) hours of such termination or demand. However, nothing in this Agreement prohibits the Employee from using such confidential information or disclosing such information to those with a need to know such information to perform his job duties for the Company; from disclosing such confidential information as required by law or subpoena; or from testifying truthfully in any proceeding. Additionally, confidential information shall not include information (a) that is or shall become generally available to the public other than as a result of the Employee’s unauthorized disclosure, (b) that was or becomes available to Employee on a non-confidential basis from a source other than the Company or any subsidiaries of the Company, or (c) that was developed by or for Employee independently of, and without the use of, any confidential information.

  (ii) During the period of Employee’s employment with the Company and for the one (1) year thereafter (“Non-Solicitation Period”) (a) the Employee will not directly or indirectly through another entity induce or otherwise attempt to influence any employee of the Company to leave the Company’s employ and (b) the Employee will not directly or indirectly hire or cause to be hired or induce a third party to hire, any such employee (unless the Board of Directors shall have authorized such employment and the Company shall have consented thereto in writing) or in any way interfere with the relationship between the Company and any employee thereof and (c) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company to cease doing business, or reduce the amount of business done, with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company.

  7.        Consolidation; Merger; Sale of Assets; Change of Control.

  Nothing in this Agreement shall preclude the Company from combining, consolidating or merging with or into, transferring all or substantially all of its assets to, or entering into a partnership or joint venture with, another corporation or other entity, or effecting any other kind of corporate combination provided that the corporation resulting from or surviving such combination, consolidation or merger, or to which such assets are transferred, or such partnership or joint venture, assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger, transfer of assets or formation of such partnership or joint venture, this Agreement shall inure to the benefit of, be assumed by, and be binding upon such resulting or surviving transferee corporation or such partnership or joint venture, and the term “Company,” as used in this Agreement, shall mean such corporation, partnership or joint venture or other entity, and this Agreement shall continue in full force and effect in accordance with its terms and shall entitle the Employee and his heirs, beneficiaries and representatives to exactly the same compensation, benefits, payments and other rights as would have been their entitlement had such combination, consolidation, merger, transfer of assets or formation of such partnership or joint venture not occurred.

  PAGE 8K-29

  8.        Survival of Obligations.

  Sections 2(e), 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15 and 17 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Employee, upon the expiration of this Agreement or otherwise).

  9.        Employee’s Representations.

  The Employee hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by the Employee do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Employee is a party or by which he is bound, (ii) the Employee is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of the Employee, enforceable in accordance with its terms. The Employee hereby acknowledges and represents that he has consulted with legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.

  10.        Company’s Representations.

  The Company hereby represents and warrants to the Employee that (i) the execution, delivery and performance of this Agreement by the Company do not and shall not materially conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound and (ii) upon the execution and delivery of this Agreement by the Employee, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms.

  11.       Enforcement.

  Because the Employee’s services are unique and because the Employee has access to confidential information concerning the Company, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the Company may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction in Tarrant County, Texas for injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

  12.        Severability.

  In case any one or more of the provisions or part of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall be deemed not to affect any other jurisdiction or any other provision or part of a provision of this Agreement, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of this Agreement or any provision or provisions hereof in any other jurisdiction; and this Agreement shall be reformed and construed in such jurisdiction as if such provision or part of a provision held to be invalid or illegal or unenforceable had never been contained herein and such provision or part reformed so that it would be valid, legal and enforceable in such jurisdiction to the maximum extent possible. In furtherance and not in limitation of the foregoing, the Company and the Employee each intend that the covenants contained in Sections 5 and 6 shall be deemed to be a series of separate covenants, one for each county of the State of Texas and one for each and every other applicable county. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. If, in any judicial proceeding, a court shall refuse to enforce any one or more of such separate covenants because the total time, scope or area thereof is deemed to be excessive or unreasonable, then it is the intent of the parties hereto that such covenants, which would otherwise be unenforceable due to such excessive or unreasonable period of time, scope or area, be enforced for such lesser period of time, scope or area as shall be deemed reasonable and not excessive by such court.

  PAGE 8K-30

  13.        Entire Agreement; Amendment.

  Except as otherwise set forth in this Agreement, this Agreement contains the entire agreement between the Company and the Employee with respect to the subject matter hereof and thereof. This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification or discharge is sought. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

  14.        Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if physically delivered, delivered by express mail or other expedited service or upon receipt if mailed, postage prepaid, via registered mail, return receipt requested, or by electronic mail, addressed as follows:

  (a) To the Company:

  Greenway Technologies, Inc.

                 Attn: Ray Wright

  8851 Camp Bowie West, Suite 240

  Fort Worth, TX 76116

  Email: ray.wright@gwtechinc.com

  (b) To the Employee:

  Ransom Jones

  and/or to such other persons and addresses as any party shall have specified in writing to the other from time-to-time. Either party may change its address for receiving notices by providing notice of the new address to the other Party.

  15.        Assignability.

  This Agreement shall be assignable by the Company but not the Employee, and shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, legal representatives, successors and assigns of the parties. In the event that all or substantially all of the business of the Company is sold or transferred, then this Agreement shall be binding on the transferee of the business of the Company whether or not this Agreement is expressly assigned to the transferee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

  PAGE 8K-31

  16.        Governing Law.

  This agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any conflict of laws principles to the contrary and any dispute shall be submitted to binding arbitration, before a sole arbitrator, with such arbitration to be conducted in the State of Texas, in Dallas County or Tarrant County and shall be conducted under the rules (but not the auspices) of the Commercial Section of the Arbitration Association of America. The parties shall select the arbitrator from a list of ten arbitrators who agree to work within fifty (50) miles East of the Tarrant County westernmost boundary and/or fifty (50) miles West of the Dallas County easternmost boundary, by alternatively striking one name from the list until only one remains. The parties shall each advance one half of the estimated fees to the arbitrator in advance of the commencement of the arbitration, and the prevailing party in any arbitration shall recover the costs of the arbitration (including the reasonable attorneys’ fees). Each party irrevocably consents to the exclusive venue and jurisdiction of the Courts of the State of Texas, in Dallas County or Tarrant County, for any action to confirm an arbitration award, or to seek injunctive relief to prevent any then-ongoing violations of the Confidentiality, Noncompetition or Non-solicitation obligations of the parties hereunder (which are the only issues that may be brought directly to Court, as any other claims are fully compensable by an award of monetary damages). The commencement of an action seeking an injunction shall not be deemed or construed to operate as a waiver of related or unrelated claims for monetary damages between the parties or as a bar to the commencement of an arbitration (and subsequent action to confirm, vacate or modify the arbitration award) relating to monetary damages arising from any related or unrelated claims, including those claims for monetary damages arising from those same violations against which injunctive relief was sought.

  17.        Waiver and Further Agreement.

  Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

  18.        Headings of No Effect.

  The paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

  19.        Counter Party Signatures.

  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

  PAGE 8K-31

  20.        280G. Notwithstanding anything contained in this Agreement to the contrary to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between the Company or any of their Subsidiaries and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, Employee shall receive total payments equal to the greater, after the application of the excise tax imposed pursuant to Section 4999 of the Code, of the Payments provided under this Agreement or: the amount of such Payments reduced to the greatest amount that would result in no portion of the Payments being subject to such excise tax.

  [The remainder of this page intentionally left blank. Signature page follows.]

  IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the Execution Date first above written.

  COMPANY:

  GREENWAY TECHNOLOGIES, INC.

  By: ________/s/_________________________

  Kent Harer, Director

  EMPLOYEE:

  By: ________/s/_________________________

  Ransom Jones

  PAGE 8K-32

  Exhibit 99.1

  Greenway Technologies Announces New Leadership Changes

  FORT WORTH, Texas, May 17, 2018 - Greenway Technologies, Inc. (OTCQB: GWTI), today announced changes to its management team and Board of Directors, all effective May 10, 2018, including the election of a new Chairman of the Board, current Director Raymond Wright; the appointment of a new independent director, Peter Hauser; the resignation of Patrick Six as President and Chief Financial Officer; the appointment of John Olynick as the new President, and the appointment of Ransom Jones as the Company’s new Chief Financial Officer, Secretary and Treasurer.

  Board member and President of wholly-owned subsidiary Greenway Innovative Energy (“GIE”), Raymond Wright succeeds Patrick Six as Chairman of the Board. Mr Wright has served as the President of GIE since August 2012. Prior to Greenway, Mr. Wright was the co-founder of DFW Genesis in 2009, where he began working on a novel approach to natural Gas-to-Liquid (“GTL”) syngas conversion processes. In 2012, he and the late Dr. Conrad Greer formed Greenway Innovative Energy, Inc. to continue working on their proprietary GTL process, which was subsequently acquired by the Company in August of that year. Previously, Mr. Wright worked with Dallas-based Texas Instruments managing operations and opening up new markets for its European division.

  A former consultant to GIE and the Company, Peter Hauser, was appointed as a director to fill an opening created by the recent increase in the number of directors. Mr. Hauser’s appointment expands the Board to seven directors. Mr. Hauser joins six current directors, Raymond Wright, Patrick Six, Craig Takacs, Kent Harer, Kevin Jones and Ransom Jones. Mr. Hauser has over 40 years of business experience and has been working with the Company since April 2017. Mr. Hauser has spent most of his career in the information technology industry, with specific expertise supporting government agencies in management and sales positions at EMC Corporation, Storage Technology Corporation, among others.

  After accepting Mr. Six’s resignation, the Board appointed John Olynick as the new President and chief executive of Greenway. Mr. Olynick brings over 40 years of experience in senior management positions at industry leading technology corporations including Digital Equipment Corp, CISCO Systems, Inc. and Philips Electronics. Over his career, John has helped build businesses and has led turnarounds including serving as CEO and Chairman of the Board of an Arizona-based public company that grew both organically and through acquisition under his leadership. Since July 2017, he has been assisting the Company as a business development consultant with a focus on securing operational funding and developing joint venture partnerships. He is a graduate of the New York University School of Engineering and the Harvard Business School Professional Development program.

  The Board of Directors also appointed Ransom Jones to the position of Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Jones has over 40 years of diverse financial management and business experience, including as a former partner of KPMG Peat Marwick and Chief Financial Officer for two publicly traded corporations, Western Preferred Corporation and El Paso Refining, Inc. Mr. Jones has also served as an officer for some of the largest and most prestigious global financial institutions including, Goldman Sachs, Citicorp, ABN-AMRO Bank and AIG. More recently, Mr. Jones previously served as President and Chief Financial Officer of UMED Holdings, now Greenway through April 2017. He graduated from the University of Texas at El Paso with a BBA in Accounting.

  PAGE 8K-33

  Commenting on the announcement, Greenway Technologies Chairman, Ray Wright stated, “The changes announced today are consistent with our ongoing evolution since the recent completion of our first-of-its-kind G-Reformer® unit, a critical component to our unique syngas conversion process. The addition of John Olynick, an experienced public company chief executive and business builder, brings another dimension of business insight and experience to the Company and this Board. Peter Hauser has been supporting our mission to bring our innovative GTL solution to market by assisting with public relations, marketing, sales and finance. His thought leadership in these areas has been invaluable to us thus far, and we look forward to his continued service on our Board of Directors. Last, but certainly not least, Ransom Jones rejoining us as CFO will be of invaluable importance as we seek new investment and financial relationships, business and operational partnerships. I’m thankful that this team has stepped forward at this critical time in the Company’s history to lead the way forward and develop our GTL technology commercialization and go-to-market strategy. I look forward to an exciting year ahead.”

  About Greenway Technologies, Inc.

  Based in Fort Worth, Texas, Greenway Technologies through its wholly owned subsidiary, Greenway Innovative Energy is engaged in the research and development of small-scale gas-to-liquids (GTL) syngas conversion systems that can be scaled to meet individual field requirements. The Company’s proprietary and patented technology is realized in the Company’s recently completed first generation commercial G-Reformer® unit, a unique and critical component to the Company’s GTL technology solution for converting natural gas to diesel and jet fuels. Additionally, the Company owns 1,440 acres of placer mining claims on federal Bureau of Land Management land located in Mohave County, Arizona. The company was formerly known as UMED Holdings, Inc. and changed its name to Greenway Technologies, Inc. in June 2017.

  # # #

  Safe Harbor Statement: All statements from Greenway Technologies, Inc. in this news release that are not based on historical fact are "forward-looking statements" within the meaning of the PSLRA of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While the Company’s management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control, that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, among others, statements regarding ability of the Company to secure new investment and financial relationships, business and operational partnerships and other activities that meet our commercialization, market and research and developement investment strategies. For other factors that may cause our actual results to differ from those that are expected, see the information under the caption “Risk Factors” in the Company’s most recent Form 10-K and 10-Q filings, and amendments thereto, as well as other public filings with the SEC since such date. The Company operates in a rapidly changing and competitive environment, and new risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

  Investors & Analysts Contact:

  Greenway Investor Relations

  817-346-6900

  ir@gwtechinc.com

  PAGE 8K-34